[redacted]

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

May 31st, 2007

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated May 23rd, 2006.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on May 22nd, 2006.- On April 26, 2006 the increase in capital of Sogecable, S.A. in the amount of 3.141.188€ by issuing and circulating 1.570.594 buy-back shares was registered with the Commercial Registry of Madrid. The purpose of this capital increase is to cover the share option plans of Sogecable, S.A. offered to its executive officers and directors, as approved in the General Shareholders Meetings held on May 16, 2000 and May 13, 2003.

(ii) June 1st, 2006.- In relation to the press release sent jointly today by Antena 3 TV and Telecinco, and the comments of Mr. Gabriel Elorriaga, Communication Secretary of Partido Popular, about the agreement between La Sexta and Sogecable for the emission of some matches of Mundial 2006, Sogecable makes some explanations.

(iii) July 27th, 2006.- The company informs that it has reached an agreement with Mediaproducción S.L., Televisión de Cataluña Multimedia, S.L. and Audiovisual Sport S.L., in order to exploit audiovisual and TV rights of Spanish Football League and Coup for the next years.

(iv) September 27th, 2006.- Digital+ reaches two million subscribers.

(v) December 29th, 2006. The 405,000 buy-back shares of class B serie B-2006, have become ordinary shares on 13th December 2006. These buy-back shares were destined to cover the share option plans of Sogecable, S.A. offered to its executive officers and directors ended last November 9th, 2006, as foreseen in article 5.3 of Corporate Bylaws. On 28th December 2006, Spanish CNMV has approved the admission to negotiation of these 405,000

Avda. de los Artesanos nº6 - 28760. Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 736 89 05

new ordinary shares, which shall begin circulating in Madrid, Barcelona, Bilbao and Valencia Stock Exchange Markets and in the SIBE (Mercado Continuo) on Tuesday 2nd January 2007.

(vi) February 13rd , 2007.- The Board of Directors in its meeting has agreed to call the General Shareholders Meeting on March 20th, 2007 and attaches the Agenda. The Board of Directors agreed, among other items, to modify its Regulation and a copy of the new text is attached.

(vii) March 20th, 2007.- Resolutions adopted at the General Shareholders' Meeting.

(viii) March 23rd, 2007.- The Company notifies that the Council of Ministers has authorized the operation whereby Sogecable takes exclusive control of Audiovisual Sport S.L., subject to the compliance of certain conditions.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The first half year report of 2006

(ii) The third quarter report of 2006.

(iii) The annual account of 2006.

(iv) The first quarter report of 2007.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

Iñigo Dago Elorza
General Secretary
Sogecable, S.A.

Rule 12g3-2(b) nº: (82-4981) (i)

22nd May 2006

NOTICE OF RELEVANT INFORMATION

On 26th April 2006 an entry was registered in the Mercantile Register of Madrid recording an increase in the share capital of Sogecable, S.A. in the amount of Three million one hundred and forty-one thousand one hundred and eighty-eight euros (3,141,188 €) by way of the issue for trading of One million five hundred and seventy thousand five hundred and ninety-four (1,570,594) redeemable shares, pertaining to Class B and series B2005, B2006, B2007 and B2008, represented by accounting entries, each with a face value of two euros (2·00 €), numbered correlatively as follows:

- 1 B2005 to 310,090 B2005 inclusive;
- 1 B2006 to 405,000 B2006 inclusive;
- 1 B2007 to 386,500 B2007 inclusive;
- 1 B2008 to 469,004 B2008 inclusive.

Accordingly, the Company's share capital now stands at Two hundred and seventy-six million eight hundred and sixty-four thousand six hundred and fourteen euros (276,864,614 €).

The said increase in capital has been carried out in accordance with a Resolution of the General Meeting of Shareholders dated 27th April 2005 (item Seven on the Agenda).

The object of the said increase in capital is to cover plans for options to purchase shares in Sogecable, S.A. in favour of executive officers and directors of the Company approved by the Company's General Meeting of Shareholders in meetings held on 16th May 2000 and 13th May 2003.

For this purpose, BANCO SANTANDER CENTRAL HISPANO, S.A. has subscribed and paid up the whole of the said increase in capital, that is to say, Three million nine hundred and twenty-six thousand four hundred and eighty-five euros (3,926,485 €), of which the sum of Three million one hundred and forty-one thousand one hundred and eighty-eight euros (3,141,188 €) corresponds to the face value of the shares and Seven hundred and eighty-five thousand two hundred and ninety-seven euros (785,297 €) to the issue premium.

The redeemable shares issued confer on their holders the same rights as the rest of the ordinary shares, except as provided for in Article 5 (2) of

Sogecable, S.A.'s Articles of Association in relation to rights of redemption. BANCO SANTANDER CENTRAL HISPANO, S.A., which, as stated above, is the sole subscriber of the redeemable shares, has undertaken not to exercise the voting rights conferred by the said shares.

In accordance with the provisions of Royal Decree no. 1310/2005, dated 4th November, and in particular the terms of Article Nine, paragraph 8 thereof, which allows redeemable shares to be quoted or not, Sogecable, S.A. has decided that the Class B redeemable shares shall not be quoted on any stock exchange and that, when the successive option plans fall due, they will either be amortized or transformed into Class A ordinary shares to be quoted on the Exchange, as the case may be.

Furthermore, as at 26th April 2006 the said 310,090 Class B redeemable shares of series B2005 were converted into Class A ordinary shares, and accordingly that series has been liquidated while the number of Class A ordinary shares has increased correspondingly, all as expressly provided for in Article 5 (2) of Sogecable, S.A.'s Articles of Association, due to the fact that the Company's executive officers and directors have exercised all their purchase option rights in respect of Sogecable, S.A.'s shares corresponding to the said series.

As at today's date, these 310,090 ordinary shares in Sogecable, S.A., each with a face value of two euros (2·00 €), have commenced effective trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Stock Exchange Interconnection System (Continuous Market).

Yours faithfully,

Iñigo Dago
General Secretary

Rule 12g3-2(b) nº: (82-4981) (ii)

1st June 2006

OTHER NOTICES

With respect to the joint press notice issued by Antena 3 TV and Telecinco today and the statements made by Mr. Gabriel Elorriaga, Secretary of Communication for the Spanish Popular Party, concerning the agreement between La Sexta and Sogecable to broadcast certain matches of the 2006 World Cup, Sogecable wishes to clarify the following points:

- Sogecable is not restricted or limited in any way from broadcasting matches of the 2006 World Cup in Germany, classified as of general interest.

- Neither the conditions imposed by the Spanish Council of Ministers in respect of the agreement for integration of Vía Digital in Sogecable nor those established for the modification of the Canal + concession include any restrictions on Cuatro, Sogecable's open channel, broadcasting football matches of the 2006 World Cup.

- The only restrictions on Cuatro refer solely to football matches of the Spanish League and Cup. The statements made in the joint communiqué and the declarations mentioned above are totally false when they claim that limitations exist in relation to the 2006 World Cup. As these affirmations come from persons generally supposed to be well-informed, the only explanation for them would appear to be as an attempt to confuse public opinion.

- Cuatro is a national broadcaster, it has coverage all over Spain, and it operates under the same conditions as the other two private operators, who are responsible for these malicious statements.

- The transmission by Cuatro of general interest matches infringes no Spanish or European Union rules on competition, nor any other regulation currently in force. It is surprising that the two major operators of open TV channels in Spain, whose audience share exceeds 40%, should get together to coordinate their strategy in the face of the two new channels.

- It should not be forgotten that the procedure for the sale of the rights to the 2006 World Cup has been transparent and public, open to all

operators who wished to make an offer to the holder of the rights, Telefónica de Contenidos.

- According to a statement issued by La Sexta today, neither Antena 3 TV nor Telecinco submitted a concrete financial bid to La Sexta, nor did they even "give them a call". Furthermore, Antena 3 TV did not even take part in the process for sale of the rights on the part of Telefónica de Contenidos.

- Sogecable wishes to point out that the rights to the previous Football World Cup were bought by a certain corporation which then distributed the rights of open transmission and pay-per-view among the various affiliates making up its corporate group.

- Lastly, Sogecable, which is a company quoted on the Stock Exchange, reserves the right to take legal action against anyone who, whether due to ignorance or to bad faith, attempts to prejudice this Company.

Yours faithfully,

Rule 12g3-2(b) nº: (82-4981) (iii)

27th July 2006

NOTICE OF RELEVANT INFORMATION

Sogecable, S.A. has reached an agreement with Mediaproducción, S.L., Televisión de Cataluña Multimedia, S.L. and Audiovisual Sport, S.L. to commercialise the audiovisual and television rights of the Spanish Football League and Cup over the next few years within the framework of Audiovisual Sport, S.L. This agreement will ensure as from next season the continuity of the current model of presenting football on television in Spain.

Yours faithfully,

Iñigo Dago
General Secretary

Tres Cantos-Madrid, September 27th 2006

DIGITAL+ REACHES TWO MILLION SUBSCRIBERS

Yesterday, **DIGITAL+** reached two million subscribers. It is **DIGITAL+**'s highest subscriber number after adding 146,000 new net clients to its digital satellite service in the last twelve months.

The high quality channel line-up, the exclusive distribution of ***CANAL+*** -the premium pay television family of channels in Spain- the continuous offer enhancement and the high standard customer relationship are the main drivers for the success and leadership that **DIGITAL+** holds in the Spanish market.

The 2,000,000 subscriber figure represents a potential audience of 6.5 million viewers. This level is even more relevant considering the increasingly competitive market in which customers continue to choose the high quality contents of **DIGITAL+**, namely regarding sports and films.

The increase of **DIGITAL+** subscribers is the main reason behind the audience growth of thematic channels in Spain, hitting already 10%. ***CANAL+*** is the clear leader in this cathegory. The exclusive broadcastings of Spanish and foreign football leagues as long as Champions League are the most valuable sport events for **DIGITAL+** subscribers.

DIGITAL+ subscribers particularly value the wide range of channels and services available. The most complete blockbuster choice, the most relevant sport events, bullfighting shows, continuous news coverage, children programming, popular Spanish or foreign series and the most awarded documentaries are shown on the more than 150 channels currently included in **DIGITAL+** line-up.

To celebrate this event, Sogecable's subscribers will enjoy freeview of all the channels in the platform from October 20th up to October 23rd. During that weekend, **DIGITAL+** will broadcast the Real Madrid – Barcelona football match, the main sport event in Spain, to be shown exclusively for **DIGITAL+** subscribers, on ***CANAL+***.

Rule 12g3-2(b) nº: (82-4981) (v)

29th December 2006

NOTICE OF RELEVANT INFORMATION

Following on from the Relevant Fact Notice dated 22nd May 2006 (CNMV Register no. 67,114), in which Sogecable, S.A. notified the Commission of an increase in its capital in the amount of 3,141,188 € by way of the issue for trading of 1,570,594 Class B redeemable shares, all fully subscribed and paid up by Banco Santander Central Hispano, S.A., Sogecable, S.A. hereby notifies the Commission that on 13th December 2006 the said 405,000 Class B redeemable shares of series B2006 were converted into Class A ordinary shares, and accordingly that series has been liquidated while the number of Class A ordinary shares has increased correspondingly, all as provided for in Article 5 (3) of the Company's Articles of Association. These 405,000 new ordinary shares will be allocated to cover the plan for options to purchase shares in Sogecable, S.A. in favour of executive officers and directors of the Company that fell due on 9th November 2006 and in terms of which 99·75% of the purchase options offered were exercised. On the same date the wording of Article 5 of Sogecable, S.A.'s Articles of Association was amended to adapt its terms to this new situation.

Yesterday, 28th December 2006, the CNMV verified the application for admission to trading of the said 405,000 ordinary shares in Sogecable, S.A., each with a face value of two euros (2·00 €), representing 0·29% of the Company's share capital. It is envisaged that effective trading of the said shares will commence on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Stock Exchange Interconnection System (Continuous Market) on Tuesday 2nd January 2007 next.

Yours faithfully,

Iñigo Dago Elorza
General Secretary

Rule 12g3-2(b) nº: (82-4981) (vi)

13th February 2007

NOTICE OF RELEVANT INFORMATION

The Board of Directors of Sogecable, S.A. has adopted the following Resolutions at its meeting today, namely:

- To call a General Meeting of Shareholders to be held in the Municipal Theatre of the Town Hall in Tres Cantos, Madrid on 20th March 2007 at 12·30 am. on first calling, failing which at the same time on 21st March 2007 on second calling. It is envisaged that the Meeting will be held on first calling, i.e. on Tuesday 20th March 2007 at 12·30 am. The Agenda of the meeting is as follows:

AGENDA

1. Analysis and approval, as the case may be, of the annual accounts (Balance Sheet, Profit and Loss Account and Memorandum) and Management Report both of the Company and of its consolidated group for the financial year 2006 and proposals for allocation of profits.

2. Approval of the Board of Directors' administration during the financial year2006.

3. Removal and appointment of Directors.

4. Adoption of resolutions in respect of the Auditors of the Company and its consolidated group, in terms of Articles 42 of the Code of Commerce and 204 of the Law on Limited Liability Companies.

5. Amendment of Article 33 (2) of the Company's Articles of Association in respect of the Audit Committee.

6. Amendment of Articles 12 and 13 of the Regulations of the General Meeting of Shareholders in respect of proposed resolutions and information for the Meeting and voting on such proposals.

7. Authorisation for derivative acquisition, whether direct or indirect, of the Company's own shares in accordance with legal limits and

requisites, rendering ineffective the authorisation granted for derivative acquisition of such shares at the General Meeting of Shareholders held on 21st March 2006 insofar as such authorisation has not been used.

8. Granting of authorisation in the widest terms to the Company's Board of Directors to execute and carry out fully the terms of the foregoing Resolutions, expressly including exercise of the powers of interpretation, rectification and completion thereof and to have them notarised.

In accordance with the terms of the Third Additional Provision of Royal Decree no. 291/1992, dated 27th March, SOGECABLE will remit, no later than the date of publication of the notice calling the General Meeting, copies of the annual accounts and management reports of the Company and of its consolidated group, together with the corresponding auditors' reports, to the respective Stock Exchange Councils and to the Securities Exchange Commission.

- To delegate jointly or severally in favour of the Chairman of the Board of Directors and/or the Managing Director powers to add, remove or modify any of the items approved by the Board for inclusion in the Agenda and to add, remove, amend or carry out any of the proposed resolutions that the Board has decided to submit to the General Meeting of Shareholders for its approval, with power also to change the date for holding the said meeting, as may be, in the best interests of the Company.

- To grant joint and several powers to the Chairman of the Board of Directors, the Managing Director and the Secretary of the Board such that any of them without distinction may respond on behalf of the Company's Board of Directors to any of the questions and requests for information put forward by shareholders in terms of Article 112 of the Law on Limited Liability Companies.

- To approve the Annual Report on Corporate Management for the 2006 accounting period in terms of Article 116 of the Law on the Stock Exchange (forwarded to the CNMV in a separate document in a standard form format).

- To approve amendment of the Internal Regulations of the Board of Directors of Sogecable, S.A.

A copy of the Board of Directors' Regulations is attached hereto. They will also be made available to shareholders on the Company's website (www.sogecable.com).

Notice is hereby given that the change in name from the present denomination "Audit and Compliance Committee" to "Audit Committee" will come into force once approval has been granted for amendment of the terms of Article 33 (2) of the Company's Articles of Association ("The Audit and Compliance Committee") at the next General Meeting of Shareholders of Sogecable, S.A.

Yours faithfully,

Iñigo Dago Elorza
General Secretary

SOGECABLE, S.A.

Regulations of the Board of Directors of Sogecable, S.A., approved on the 14 March 2000 and modified on the 18 June 2002, 20 July 2004 and on the 13 February 2007.

- CONTENTS -

REGULATIONS OF THE SOGECABLE, S.A. BOARD OF DIRECTORS

Chapter I. - PRELIMINARIES

Article 1. - Purpose.

1. - The purpose of these Regulations is to determine the principles of operation of the Sogecable, S.A. (hereafter the Company) Board of Directors, the basic rules of its organisation and operation and the rules of conduct of its members.

2. - The rules of conduct established in these Regulations for the Directors will be applicable in so far as they are compatible with their specific nature, to the senior management of the Company who attend meetings of the Board of Directors (hereafter the Board).

Article 2. - Interpretation.

1. - These Regulations will be interpreted in accordance with the legal and statutory regulations that are applicable and bearing in mind their spirit and purpose, with the authority to resolve doubts regarding doubts that could arise from their application corresponding to the Board.

Article 3. - Modification.

1. - These Regulations may only be modified at the request of the Chairman or of one-third of the number of the Directors exercising the role, who must submit a report in support of their proposal.

2. - Proposals for modification must be reported by the Corporate Governance, Appointments and Salaries' Committee.

3. - The text of the proposal, its authors' supporting report and the report from the Corporate Governance, Appointments and Salaries' Committee must be attached to the notice calling the Board meeting that has to consider it.

4. - In order for the modification of the Regulations to be valid it will require a resolution to be adopted by absolute majority of the Directors.

Article 4 - Distribution.

1. - Directors and senior management are obliged to understand, comply with and enforce these Regulations. For this purpose, the Secretary to the Board will provide a copy of the same to all of them.

2. - The Board will adopt the appropriate measures in order for the Regulations to be distributed amongst the shareholders and the investing public in general.

Chapter II. - THE MISSION OF THE BOARD.

Article 5. - Functions.

1. - Except for the matters reserved to the competence of the General Shareholders' Meeting, the Board is the highest decision-making authority of the Company.

2. - The Board delegates the ordinary management of the Company to the Chief Executive and to the management staff and concentrates its activity on the general function of supervision. Those legal authorities or powers reserved by Law or the Articles of Association to the direct knowledge of the Board may not be the subject of delegation.

3. – The following must always be subject to the prior approval of the Board:

a) The policies and general strategies of the Company, and in particular:

i) The Strategic or Business Plan, as well as the management objectives, annual budgets and financial projections;

ii) Investment and financing policy;

iii) The definition of the structure of the group of companies and any proposal for modification of the Company purpose;

iv) Corporate governance policy;

v) The policy for corporate social responsibility;

vi) The general policy for Directors and senior management salaries;

vii) The policy for the control and management of risks, as well as the periodical monitoring of internal information and control systems;

viii) The definition of the policy on dividends and the portfolio of repurchased stock;

b) The following decisions:

i) Financial information which, due to its status of being stock exchange listed, the Company must periodically publish.

ii) Making investments, assumption of financial obligations or execution of financial commitments deriving, amongst others, from loans, credits, guarantees or other sureties, such as entering into contracts that assume exceptional importance for the Company or the affiliated and/or controlled Companies.

iii) Any disposal or encumbrance of shares pertinent to the Company or its affiliated Companies.

iv) The proposals or agreements for increases or reductions in capital and any other changes to the capital structure.

v) Strategic alliances of the Company or its affiliated Companies.

vi) Mergers, splits and any relevant decision that has a bearing on the Company status as a stock exchange listed company.

viii) The creation or acquisition of shares in entities with registered address in countries or territories that are considered tax havens.

ix) The salaries of the Directors, as well as in the case of executive directors, additional remuneration for their executive functions and other conditions that their contracts have to take account of.

x) The authorisation of binding operations on the terms provided for in these Regulations.

xi) The periodical evaluation of the operation and composition of the Board of Directors.

4. - The necessary approval of the Board as referred to in section 3 above, may be substituted by the approval of the Executive Committee in those cases or regarding areas of decision where it is permitted by Law or in the Articles of Association.

5. - In the cases envisaged in point 3 above, when it is permitted by Law or in the Articles of Association, the Chief Executive may substitute the approval of the Board or the Executive Committee for reasons of urgency. The Chief Executive will inform the Chairman, and, in the first meeting to be held subsequently, the Board or the Executive Committee.

Article 6. - Creating value for the shareholder.

1. - The Board's presiding criteria at all times has to be to maximise the real value of the Company.

2. - In applying the above criteria, the Board will determine and revise the business and financial strategies of the Company in accordance with the following instructions:

a) The planning of the company will centre on obtaining dependable profits and the maximisation of long-term cash flow.

b) The adoption of new investment projects is to be based on obtaining adequate returns in relation to the cost of the Company capital.

c) Company operations will be constantly reviewed in order to guarantee their efficiency.

3. - In the corporate organisation area, the Board will adopt the necessary measures to ensure:

a) That the Company management pursues the creation of value for the shareholders and has the correct incentives for doing so;

b) That the Company management is under the effective supervision of the Board;

c) That no shareholder is given preferential treatment to that given to others.

Article 7 - Other interests.

1. - The maximisation of the Company value in the interests of the shareholders must necessarily be carried out by the Board, respecting the requirements imposed by law, exercising good faith in the performance of the explicit and implicit contracts agreed with employees, suppliers, financiers and customers and, in general, observing those ethical duties appropriate to a responsible management of the Company.

Chapter III - COMPOSITION OF THE BOARD

Article 8. - Qualitative composition.

1. - The Board, in exercising the rights of co-option and proposal for appointment to the General Shareholders' Meeting, will endeavour to ensure that the external or non-executive Directors represent an ample majority over the Executive Directors in the composition of the Board.

For these purposes, Executive Directors will be understood to be the Chief Executive and other Directors who, by any other title, perform management responsibilities within the Company or of any of its affiliated Companies.

2. - The Board will endeavour to ensure, in so far as vacancies are produced, that integrated within the majority group of external Directors are, on the one hand

those proposed by holders of significant stable equity interests in the Company capital (Directors representing controlling shareholders), and on the other hand, professionals of recognised prestige who are linked neither to the executive team nor to major shareholders (independent Directors).

For the purposes of the provisions of the foregoing paragraph, the Board will bear the ownership structure of the Company in mind, the importance in absolute and comparative terms of the major equity interests, as well as the degree of permanence and the strategic links with the Company of the owners of said major equity interests.

Should there be any external Director who can neither be considered as a Director representing controlling shareholders, nor as independent, the Board of Directors will explain such circumstances and his links, whether with the Company, with its management or with its shareholders.

3. - The nature of each Director will be explained by the Board of Directors to the General Shareholders' Meeting that must effect or ratify his appointment, and it will be confirmed, or, if appropriate, reviewed annually in the Corporate Governance Annual Report, with prior verification by the Corporate Governance, Appointments and Salaries' Committee.

4. - The provisions of this article are understood to be without prejudice to the acknowledged shareholders' right to legal proportional representation.

Article 9 - Quantitative Composition.

1. - The Board will be comprised of the number of Directors to be determined by the General Meeting within the limits set by the Company Memorandum of Association.

2. - The Board will propose to the General Meeting the number that is most suitable to ensure the due representation and efficient function of the Board in accordance with the changing circumstances of the Company.

Chapter IV. - STRUCTURE OF THE BOARD OF DIRECTORS

Article 10. - Chairman of the Board.

1. - Without prejudice to the powers of representation envisaged in the Articles of Association, the Chairman of the Board will assume the chairmanship of the General Shareholders' Meeting, the Board of Directors and the Executive Committee.

Article 11. - The Chief Executive.

1. - The Chief Executive will be the highest authority for the management of the Company. His appointment entails the delegation of all powers of representation

and responsibilities of the Board that may legally be delegated, with the effective management of the Company business being his responsibility, always in accordance with the decisions and criteria set by the General Shareholders Meeting and the Board.

2. - Without prejudice to the provisions of Article 5 above, the ordinary management of the Company is the Chief Executive's responsibility, enabling him to adopt, in cases of urgency, those measures that he considers suitable in the interests of the Company. The authority to execute agreements of the Board itself, and if appropriate, of the Executive Committee is also his responsibility.

Article 12. - Vice-Chairman or Vice-Chairmen.

1. - The Board must appoint one or more Vice-Chairmen who will substitute the Chairman in the event of impossibility or absence in respect of his duties.

2. - In the event of there being several Vice-Chairmen, the Vice-Chairman with greatest seniority in the position and, in the absence of all Vice-Chairmen, the Director with greatest seniority in the position will preside.

Article 13. - Secretary to the Board.

1. - The Board will appoint a Secretary, who must be a lawyer but need not be a Director.

2. - The Secretary will assist the Chairman in his duties and must provide for the proper operation of the Board, taking care, most specially, to provide the Board with the advice and information needed to maintain the company documentation, to properly reflect the Minutes of the proceedings of the Meetings in the Minutes' Book and to testify to the resolutions of the Board.

3. - The Secretary, will, in any event, take care of the formal and material legalities of the Board's performance and that their procedures and governing rules are followed.

Article 14. - Vice-Secretary to the Board.

1. - The Board may appoint a Vice-Secretary, who need not be Director, to assist the Secretary or substitute him in the performance of such function.

In the event of the absence of both, the Director designated by the Board will perform the functions of Secretary for this purpose.

Chapter V. - OPERATION OF THE BOARD.

Article 15. - Board of Directors' Meetings.

1. - The Board will meet, ordinarily quarterly and however many times the Chairman considers appropriate for the good operation of the Company as well as when at least three Directors so request.

2. - The notice of meetings will always include the agenda for the meeting and it will be effected by letter, fax, telegram or electronic mail, and will be authorised with the signature of the Chairman or that of the Secretary or Vice-Secretary by order of the Chairman. The notice will be issued at least eight days in advance to the address designated by each Director.

The notice of a Board Meeting initiated by the Directors will be issued within fifteen days following its request.

3. - It will be the responsibility of the Chairman and the Chief Executive to prepare and make available to the rest of the Board all the information needed for the adoption of proposals on the Agenda of each Board Meeting and Executive Committee Meeting at least three working days in advance of the date of the respective meeting. The information made available must be complete and will include, provided the nature of the matter to be debated so requires it, business plans, summaries of agreements and any other document that may be necessary or appropriate in any case.

However, in circumstances of urgency, the Chief Executive may make the information available to the Directors with less notice than that set forth in the paragraph above. In any case the information must be sufficient for the adoption of the resolutions set forth in the Agenda of the Meeting.

4. - The Chairman and the Chief Executive will always enjoy the authority to submit to the Board those matters that they consider appropriate for the proper running of the Company irrespective of whether they appear in the Agenda of the Meeting or not.

5. - The periods of notice in sections 2 and 3 above will not apply when in the Chairman's judgement circumstances so justify.

6. - A Board Meeting will be held without the need for a notice of meeting if all the Directors are present and all of them agree to hold a meeting.

7. - The adoption of Board resolutions by circular resolution will only be allowed when no Director is opposed to this procedure.

Article 16. - Conduct of meetings.

1. - The Board will be validly constituted when at least half of the Directors that comprise it plus one are in attendance or represented; one who is not going to attend being able to confer his representation on another who does attend, such representation having to be in writing and specific to each Meeting.

2. - Except in those cases in which the law demands more than a simple majority, resolutions shall be adopted by an absolute majority of the Directors present or represented.

3. - The Chairman will organise the discussion instigating and motivating the participation of all the Directors in the body's deliberations, and will submit the matters to a vote when he considers them sufficiently debated.

4. - Each Director, present or duly represented, will have one vote.

Chapter VI . - APPOINTMENT AND RESIGNATION OF DIRECTORS.

Article 17. - Appointment of Directors.

1. - The Directors will be appointed by the General Meeting or, provisionally, by the Board in accordance with the provisions contained in the Limited Liability Companies' Act and the Company Articles of Association.

2. - Proposals for appointment of Directors that the Board submits for the consideration of the General Meeting and the agreements of appointment that this body adopts by virtue of its powers of co-option that are legally accorded will have to observe the provisions of these Regulations and be preceded by the corresponding reports of the Corporate Governance, Appointments and Salaries' Committee which will not be binding. In the case of independent Directors it will be necessary for their appointment to be proposed by the Corporate Governance, Appointments and Salaries' Committee.

Article 18. - Appointment of External Directors.

1. - The Board and the Corporate Governance, Appointments and Salaries 'Committee will, within the area of their respective responsibilities, endeavour that the election of candidates falls to persons of recognised competence and experience.

Article 19. - Re-appointment of Directors.

1. - Proposals for the re-appointment of Directors that the Board decides to submit to the General Meeting have to be subject to a formal drawing up process, of which a report issued by the Corporate Governance, Appointments and Salaries' Committee forms a part, and that will evaluate the post and commitment to the post of the Directors proposed during the previous mandate.

Article 20. - Duration of the Post.

1. - The Directors will hold the post for a period of five years, and may be re-appointed.

2. - The Directors appointed by co-option will hold the post up to the date of the first General Meeting.

Article 21. - Resignation of Directors.

1. - Directors will resign from their post when the period for which they were appointed has elapsed, or when the General Meeting so decides in using the powers bestowed on it by Law or in the Articles of Association.

2. - The Directors must put their post at the disposition of the Board and sign, if the latter considers it suitable, the corresponding resignation in the following cases:

a) When they are seen to be involved in any of the cases of incompatibility or prohibition provided for by Law.

b) When a final court order for prosecution has been issued against them in respect of an intentional crime in ordinary proceedings for serious offences or a conviction in summary criminal proceedings.

3. - The Board will not propose the resignation of any Independent Director before the expiry of the statutory period for which he has been appointed, except when there is just cause, and the Board has become aware of it through a report from the Corporate Governance, Appointments and Salaries' Committee. In particular, just cause will be understood to exist when the Director has breached the duties inherent to his post.

4. Members of the Committees will resign when they do so in their status of Director.

Article 22. - Objectivity and secret votes.

1. - In accordance with the provisions of Article 32 of these Regulations, the Directors affected by proposals for re-appointment or resignation will abstain from the deliberations and votes that deal therewith.

2. - All Board votes cast concerning the appointment, re-appointment or resignation of Directors shall be secret if any of its members so requests it, and without prejudice to the right of every Director to have a note made in the Minutes of how he has cast his vote.

Chapter VII. - THE BOARD OF DIRECTORS' COMMITTEES

Article 23. - Introduction

1. - The Board will constitute an Executive Committee, an Audit Committee and a Corporate Governance, Appointments and Salaries' Committee.

2. The Board Secretary will act as the Secretary on these Committees, and in his absence, the Vice-Secretary. The Committees will meet by prior notification from their Chairman. Except where specifically provided for, the rules of operation established by these Regulations in connection with the Board will apply, provided they are compatible with the nature and function of these Committees.

3. - Both the Executive Committee and any other Committee constituted by the Board will prepare the Minutes of their Meetings along the lines set forth by the Board.

The Committees will account for their activity and vouch for the work done at the first full Board Meeting following their meetings.

4. - The Committees may obtain external advice when they consider it necessary for the performance of their functions.

Article 24. - The Executive Committee.

1. - The Executive Committee is made up by a maximum of 11 Board members and the Chairman and the Chief Executive will always form part of the same, the other members electing the Board from amongst the Directors, by prior agreement adopted with a favourable vote of two-thirds of its members.

The General Managers and other managers whose reports are advisable for the running of the Company will attend Committee meetings, when notified to do so, with the right to speak, but not to vote.

In the event of his absence, the Chairman will be substituted in his duties by the person designated by the members of the Committee.

2. - The Committee will meet on a monthly basis, except in those months when the Board meeting is held, and in any event, at least six times a year and provided that in the opinion of the Chairman the interests of the Company make it advisable; the Chairman in any event being responsible for calling the meeting with sufficient notice.

In order for the Committee to be validly constituted, at least the majority of Directors – whether present or represented - that comprise it need to attend; those Directors not attending may grant their representation to another Director member of the Committee.

Resolutions will be adopted by absolute majority of the Directors attending, in person or represented.

Article 25. - The Audit Committee.

1. - Without prejudice to the functioning of the Board of Directors, for the better performance of their functions and of any other committees without delegated authorities, there has to be an Audit Committee, that will be comprised of the number of members that is determined at any time by the Board, with a minimum of three and a maximum of five, and in any case, with a majority of non-executive directors.

2. The appointment and resignation of Committee members will be made by the Board as proposed by the Chairman.

In addition to the provisions of Article 21.3, Committee members will resign when the Board so agrees.

The Chairman of the Committee will be appointed by its members from amongst the non-executive directors, and must be substituted every four years, and be able to be re-appointed once a period of one year has passed since his resignation.

3. - The prime function of the Committee is to serve as a support to the Board in its role as monitor of the management of the Company.

Without prejudice to the other tasks assigned to it by the Board, the Committee will have the following basic responsibilities:

a) To inform the General Shareholders' Meeting about questions raised by shareholders during the meeting falling within its competence;

b) Make a proposal to the Board of Directors for its submission to the General Shareholders' Meeting regarding the appointment of external auditors, as set forth to in Article 204 of the Revised Text of the Limited Liability Companies' Act, and if appropriate, their revocation or reappointment, and to propose to the Board of Directors the conditions for contracting them and the scope of their professional mandate;

c) To supervise the internal audit services, in the event that this exists in the business organisation of the Company, and to propose the selection, appointment, re-appointment and resignation of the head of the Company internal audit service;

d) To be aware of the financial information process and internal control systems of the Company; to review the company accounts; to oversee compliance with legal requirements and the correct application of generally accepted accounting principles, as well as to report on proposals for the modification of the accounting principles and criteria suggested by the management;

e) To maintain relationships with the external auditors in order to receive information regarding those questions that may compromise the independent status of the latter and any others connected with the process of auditing the accounts, as well as those other communications provided for in the legislation for the control of accounts as well as in the technical audit standards;

f) To supervise the performance of the auditing contract, endeavouring to ensure that the opinion given regarding the annual accounts and the main contents of the audit report is clearly and precisely drafted;

g) To review the issues and periodic financial information leaflets that the Board has to provide to the markets and their supervisory bodies;

h) To analyse and report on unusual investment operations when the Board so requests it given their importance;

i) To report on the creation or acquisition of equity interests in entities domiciled in countries or territories that have the status of tax havens.

j) To exercise those other responsibilities assigned to said Committee in this Regulation.

4. - The Committee will meet periodically based on need and, at least four times a year. In one of the sessions it will evaluate the efficiency and compliance with the regulations and procedures for managing the Company.

5. - Any Director or other Company personnel, if required to do so, will be obliged to attend and collaborate in the Committee meetings, providing access to the information he has for such a purpose. The Committee may also require the attendance of the auditors at its meetings.

6. - The Committee may obtain advice from external professions for the better performance of its functions.

7. - The Chairman of the Committee will inform the Board about those matters dealt with in the Committee meetings and the resolutions that it adopts.

Article 26. - The Corporate Governance, Appointments and Salaries' Committee.

1. The Corporate Governance, Appointments and Salaries' Committee will be comprised of a minimum of three and a maximum of five External Directors, to be decided by Board agreement as proposed by its Chairman. The Chief Executive will also form part of this Committee.

In addition to the provisions of Article 21.3, the members of the Committee will resign when the Board so agrees.

The Chairman of the Committee will be appointed by its members.

2. - Without prejudice to any other task that could be assigned to it by the Board, the Committee will have the following basic responsibilities:

a) Report on the proposals for the appointment of Directors and to propose the appointment of Independent Directors.

b) To report on the proposal for appointing a Secretary to the Board.

c) To propose to the Board of Directors: i) the general policy for Directors and senior management salaries, and ii) the individual salary for Executive Directors and other conditions in their contracts.

d) To ensure the salary policy established by the Company is observed.

e) To approve the standard contracts for senior management.

f) To report on the proposals for appointment of members of the Board Committees.

g) To propose the Corporate Governance Annual Report to the Board of Directors.

h) To present a report to the Board of Directors for the evaluation of the functioning and composition of the Board.

i) To examine compliance with the stock market's Internal Conduct Regulations, these Regulations, and in general, the rules for the management of the Company, and to make those proposals necessary for its improvement. In particular, it is the Corporate Governance, Appointments and Salaries' Committee's responsibility to receive information, and if appropriate, to issue reports on disciplinary measures to senior management of the Company;

j) To exercise those other responsibilities assigned to this Committee in these Regulations.

3. The Committee will meet whenever the Board or its Chairman requests the issue of a report or the approval of proposals within the field of its competence and always when, in the opinion of the Committee Chairman, it is appropriate for the sound operation of its functions.

4. - The Chairman of the Committee will report to the Board on the matters dealt with at the Committee meetings and on the resolutions that it adopts.

Chapter VIII. - INFORMATION REGARDING DIRECTORS.

Article 27 - Authority for Information and Inspection.

1. - The Directors may obtain, with the broadest powers, such information and advice as they need on any aspect of the Company, provided that the performance of their functions requires it. The right to information extends to affiliated Companies, whether national or foreign, and will be channelled through the Chairman, who will heed the requests from the Director, providing the information directly to him, and offering him the appropriate contacts or arbitrating as many measures as may be necessary for the requested examination.

2. - The Chairman may exceptionally and temporarily restrict the access to certain information, making the Board aware of this decision.

Article 28. - Expert Assistance.

1. - In order to be assisted in the exercise of their functions, the external Directors may agree by majority vote to contract legal, accounting, financial or other experts at the Company's cost.

The instruction has to necessarily be regarding specific problems of certain importance and complexity that arise in the performance of the post.

2. - The decision to contract such services has to be communicated to the Chairman and will be effected through the Secretary. When, in the opinion of the Chairman and of the Chief Executive, such contracting is not considered necessary for the precise performance of the functions entrusted to the external Directors, when its cost is unreasonable in the light of the significance of the problem, or when such advice may be adequately given by experts and managers in the Company, the Chairman may submit such a request to the Executive Committee. In any case, when a request of this nature has been agreed to, the Chairman will bring it to the attention of the Board or the Executive Committee as soon as possible.

Chapter IX. – DIRECTORS' SALARY.

Article 29. – Directors' Salary.

1. - The Directors will have the right to a salary that is set by the Board, in accordance with the provisions of the Articles of Association.

2. - The Board will endeavour to ensure that the salary of the Director is moderated, paying attention to market circumstances

3. – Directors' salaries will be transparent. The Report, as an integral part of the Annual Accounts, will contain both the information legally required, as well as that considered appropriate regarding the salary received by Board members.

Article 30. - Salary of External Directors.

1. - The Board will adopt all those measures within its scope to ensure that the salary of the external Directors is in line with the following guidelines:

a) The external Director must be paid on the basis of his effective commitment.

b) The amount of independent Directors' salaries must be calculated in such a way as to offer incentives for commitment, but not so as to constitute an obstacle to independence.

Chapter X. DIRECTORS' DUTIES.

Article 31. - General obligations of Directors.

1. - The function of the Director is to direct and control the management of the Company in order to maximise its real value to the benefit of the shareholders, in accordance with that provided for in Articles 5 and 6.

2. - In the performance of his functions, the Director will work with the diligence of an organised businessman, and of a legal representative, being obliged in particular to:

a) Be adequately informed and prepared for Board meetings and of the Committees to which he belongs.

b) To attend the meetings of the Committees of which he is a member and to actively take part in the debates so that his opinion is an effective factor in decision making.

c) To carry out any specific task entrusted to him by the Board and that reasonably falls within his undertaking of commitment.

d) To promote the investigation of any irregularity in the management of the Company that has come to his notice and to monitor for any situation of risk.

e) To comply with the Internal Regulations of Conduct and with these Regulations.

Article 32. - Conflicts of interest and Directors' transactions with the Company.

1. The Directors must inform the Company of those situations that may imply the existence of conflicts of interest, pursuant to the provisions of Chapter VII of the "Internal Regulations of Conduct of Sogecable S.A. and its Group of Companies". Directors will send the communication to the Chairman of the Board. In the event of a situation of conflict affecting the Chairman, Vice-Chairmen, Chief Executive or the Chairmen of the Board Committees, they will report this circumstance to the Corporate Governance, Appointments and Salaries' Committee.

2. Direct or indirect professional or commercial transactions of the Directors (or of the persons linked to them if they are operations for an amount greater than 60,000 Euros) with the Company, or with any of its subsidiary companies, have to be authorised by the Board of Directors, with prior notification to the Corporate Governance, Appointments and Salaries' Committee.

Transactions made by persons linked to the Directors whose amount is not greater than 60,000 Euros, will require the authorisation of the Corporate Governance, Appointments and Salaries' Committee.

3. Directors must abstain from participating in deliberations that affect matters in which they have a direct or indirect interest. Directors who are affected by a related operation, apart from not exercising their right to vote, will absent themselves from the meeting room whilst those matters are being discussed and voted upon.

4. - The authorisation of the Board of Directors will not be considered necessary in those related operations that simultaneously meet the three following conditions:

i) That they are made by virtue of contracts, the conditions of which are standardised and that are applied *en masse* to many customers;

ii) That they are made at prices or tariffs generally set by someone acting as the supplier of goods or services concerning the matter;

iii) That its amount is not greater than 1% of the annual income of the person or entity receiving the service.

Article 33 - Duty of confidentiality of Directors.

1. - The Director will maintain secrecy regarding the discussions of the Board and of the Committees to which he belongs, and in general, he will abstain from disclosing information to which he has had access in the exercise of his post.

2. The obligation of confidentiality will continue even when he has resigned from the post.

3. - When the Director is a legal entity, the duty to maintain secrecy will fall to its representative.

4. Directors must abstain from making, or suggesting to any person that it should make an operation involving the securities of the Company or of its affiliated Companies or companies linked to them that uses because of his post, privileged or reserved information in so far as that information is not in the public domain.

Article 34. - Obligation of non-competition.

1. - The Director may not provide his professional services to Companies in competition with the Company or its affiliates. Without prejudice to the duty to inform as regulated in the following paragraph, the posts that he may hold in Companies that have a significant stable equity interest in the shareholding of the Company are exempted.

2. - In any case, the Directors must communicate the share they hold in the capital of a company with the same, similar or complementary type of activity to that constituting the corporate purpose. They must also communicate, without prejudice to the non-competition obligation and their exemption regulated in the preceding section, the posts they hold or functions they perform in the companies to which the foregoing paragraph refers, or carry out work as independent contractors or as an employee of the same, of a similar or complementary type of activity to that constituting the corporate purpose.

Article 35. - Transactions with significant shareholders.

1. - The Board, or if appropriate, the Executive Committee shall formally reserve knowledge of any Company transaction with a significant shareholder.

2. - In no circumstances will the transaction be authorised without the Corporate Governance, Appointments and Salaries' Committee having issued a report valuing the operation from the point of view of market conditions.

3. - When dealing with ordinary transactions, the generic authorisation of operational management and of its conditions for execution will be sufficient.

4. - Nevertheless, the authorisation of the Board of Directors will not be considered necessary for those transactions that simultaneously comply with the conditions provided for in Article 32.4 above.

Article 36. - Principle of Transparency.

1. - The Board will show in its annual published report a summary of transactions made by the Company with its Directors and significant shareholders. The objective of the information will be to show at least the global volume of operations and the nature of the most relevant ones, without prejudice to compliance with legal obligations of disclosure of information that may require greater detail, when the operations are outside of the Company's ordinary dealings, or they are not made under normal market conditions.

Chapter XI. RELATIONS WITH THE BOARD

Article 37. Relations with the shareholders.

1. - The Board will decide on suitable channels to learn about proposals that may be posed by shareholders in connection with the management of the Company.

2. - Requests for representation by proxy made by Directors will be made with respect to the legal requirements, and the Director who obtains it by proxy may not exercise the right to vote corresponding to the shares thus represented on those points on the Agenda in which he has a conflict of interests.

3. - The Director will ensure that suitable mechanisms are also established for the regular exchange of information with the investor institutions that form part of the Company shareholding.

4. - In no circumstances may the relations between the Board and the institutional shareholders lead to the delivery to the latter of any information that could provide a situation of privilege or advantage over the other shareholders.

5. - The Board will promote the informed participation of shareholders in the General Meetings and will adopt as many measures as are appropriate to assist the General Shareholders' Meeting in effectively carrying out its functions that correspond thereto in accordance with the Law and the Company Articles of Association.

Article 38 - Relations with the markets.

1. - The Board will ensure the punctual compliance with current instructions in matters of the communication of relevant information, pursuant to the provisions of the Internal Regulations of Conduct.

2. - The Board will adopt those measures necessary to ensure that the quarterly, half-yearly, annual and any other financial information that prudence requires to be made available to markets, is prepared in accordance with the same professional principles, criteria and practices with which the annual accounts are prepared, and that benefits from the same reliability as the latter. For this last purpose, said information will be reviewed by the Audit and Compliance Committee.

Article 39. - Relations with the auditors.

1. - The Board will abstain from proposing the appointment of those audit firms where the fees to be paid in respect of all items are greater than five percent of their total income during the last financial year.

2. The Board will publish the global fees that the Company has paid to the audit firm for the different audit services.

ANNEX I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED PUBLIC LIMITED COMPANIES

PARTICULARS OF ISSUER

FINANCIAL YEAR 2006

C.I.F. A79114815

Name:

SOGECABLE, S.A.

Registered address:

AVDA. DE LOS ARTESANOS, 6
TRES CANTOS
MADRID
28760
ESPAÑA

FORM FOR ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED PUBLIC LIMITED COMPANIES

To better understand the form and how to complete it, please read the instructions at the end of the form.

A OWNERSHIP STRUCTURE

A.1. Complete the following table about the Company's share capital:

Date last modified	Share capital (€)	Number of shares
13-12-2006	276,864,614.00	138,432,307

If there are different classes of shares, please specify:

Class	Number of shares	Par value per share
A	137,576,803	2.00
B	855,504	2.00

A.2. Give details of the direct and indirect owners of significant shareholdings in your Company at the financial year end, excluding directors:

Name of shareholder	Number of shares held directly	Number of shares held indirectly (*)	Total % of share capital
CORPORACIÓN GENERAL FINANCIERA S.A.	2,323,455	0	1.678
EVENTOS, S.A.	4,076,358	0	2.945
PROMOTORA DE INFORMACIONES, S.A.	59,437,663	0	42.936
TELEFÓNICA, S.A.	1,550,544	21,500,085	16.651
VIVENDI	6,611,615	1,000,000	5.498

(*) Via:

Name of direct holder of the shares	Number of shares held directly	% of share capital
SOCIETE GENERALE SUCURSAL EN ESPAÑA, SA	1,000,000	0.722
TELEFÓNICA DE CONTENIDOS S.A.	21,500,085	15.531
Total:	22,500,085	

State the most significant changes in shareholding structure during the financial year:

Name of the shareholder	Date of the transaction	Description of the transaction
PROMOTORA DE INFORMACIONES, S.A.	09-03-2006	It now holds more than 40% of share capital

A.3. Complete the following tables on members of the Board of Directors of the Company who hold shares in the Company:

Name of director	Date of first appointment	Date of last appointment	Number of shares held directly	Number of shares held indirectly (*)	Total % of share capital
LUIS ABRIL PEREZ	15-07-2003	21-03-2006	1	0	0.000
JUAN MARÍA ARENAS URIA	16-05-2000	21-03-2006	0	0	0.000

LUIS BLASCO BOSQUED	15-07-2003	21-03-2006	2000	0	0.001
JUAN LUIS CEBRIAN ECHARRI	12-04-1989	21-03-2006	0	2,083	0.002
JAVIER DIEZ DE POLANCO	15-12-1998	21-03-2006	59,361	0	0.043
DIEGO HIDALGO SCHNUR	17-04-2001	21-03-2006	200	0	0.000
JULIO LINARES LÓPEZ	21-03-2006	21-03-2006	0	0	0.000
GREGORIO MARAÑON BERTRAN DE LIS	12-04-1989	21-03-2006	0	0	0.000
RODOLFO MARTIN VILLA	16-12-2003	21-03-2006	106	0	0.000
AGNES NOGUERA BOREL	18-04-2006	18-04-2006	100	100	0.000
FRANCISCO PEREZ GONZALEZ	12-04-1989	21-03-2006	0	0	0.000
IGNACIO POLANCO MORENO	21-03-2006	21-03-2006	100	19,138	0.014
MANUEL POLANCO MORENO	21-03-2006	21-03-2006	0	0	0.000
LEOPOLDO RODÉS CASTAÑÉ	12-04-1989	21-03-2006	0	0	0.000
JAIME TERCEIRO LOMBA	16-05-2000	21-03-2006	100	0	0.000
VIVENDI	16-03-2004	21-03-2006	6,611,615	1,000,000	5.498

(*) Via:

Name of direct holder of the shares	Number of shares held directly
JARANCO SL	19,038
JURATE S.L	2,083
ALVARO POLANCO JARAIZ	100
SOCIETE GENERALE SUCURSAL EN ESPAÑA, SA	1,000,000
JOSE TORMO LOPEZ	100
Total:	**1,021,321**

Total % of share capital held by the Board of Directors	5.558

Complete the following tables on members of the Board of Directors of the Company who hold rights over shares in the Company:

Name director	Number of option rights held directly	Number of option rights held indirectly	Number of equivalent shares	Total % of share capital
JAVIER DIEZ DE POLANCO	70,000	0	70,000	0.051

A.4. Give details of any relationships of a family, commercial, contractual or corporate nature, known to the Company, between the owners of significant shareholdings, unless the relationships are negligible or arise in the normal course of business:

Names of related significant shareholders	Type of relationship	Brief description

A.5. Give details of any relationships of a commercial, contractual or corporate nature between the owners of significant shareholdings and the Company, unless the relationships are negligible or arise in the normal course of business:

Names of related significant shareholders	Type of relationship	Brief description
CORPORACION GENERAL FINANCIERA S.A.	Contractual	LOAN AGREEMENTS (GRUPO BBVA)
EVENTOS, S.A.	Commercial	REMOTE SALE ON SOGECABLE TELEVISION CHANNELS (EL CORTE INGLÉS)
PROMOTORA DE INFORMACIONES, S.A.	Commercial	MANAGEMENT OF AND INTERMEDIATION WITH ADVERTISING VEHICLES
PROMOTORA DE INFORMACIONES, S.A.	Commercial	SERVICE PROVISION
PROMOTORA DE INFORMACIONES, S.A.	Commercial	PRODUCTION OF SUBSCRIBER MAGAZINE
TELEFONICA DE CONTENIDOS S.A.	Contractual	SUBORDINATED LOAN GRANTED IN 2003
TELEFONICA, S.A.	Commercial	PROVISION OF TECHNICAL AUDIOVISUAL SERVICES (GRUPO TELEFÓNICA)
TELEFONICA, S.A.	Commercial	SALE OF AUDIOVISUAL CONTENT (GRUPO TELEFÓNICA)
TELEFONICA, S.A.	Commercial	TELECOMMUNICATIONS SERVICES (GRUPO TELEFÓNICA)
TELEFONICA, S.A.	Commercial	DISTRIBUTION OF THE MUSIC CHANNEL ST&HILO MUSICAL IN DIGITAL+ (GRUPO TELEFÓNICA)
TELEFONICA, S.A.	Commercial	PROVISION OF LOGISTICAL AND STORAGE SERVICES (GRUPO TELEFÓNICA)
VIVENDI	Commercial	ASSIGNMENT OF TRADEMARKS

A.6. Give details of any shareholders' agreements of which the Company has been notified

Parties to shareholders' agreement	% of share capital affected	Brief description of the agreement

Give details of any concerted actions between the shareholders in your Company that are known to the Company:

Parties to the concerted action	% of share capital affected	Brief description of the concerted action

If any of the above agreements or concerted actions have been modified or terminated during the financial year, state so expressly.

A.7. State whether there is any natural or legal person that exercises or has power to exercise control over the Company within the meaning of Article 4 of the Spanish Securities Market Act (Ley del Mercado de Valores):

Name

Comments

A.8. **Complete the following tables on the Company's holdings of own shares:**

At year end:

Number of shares held directly	Number of shares held indirectly (*)	Total % of share capital
0	0	0.000

(*) Via:

Name of direct holder of the shares	Number of shares held directly
Total:	

Give details, as required under Royal Decree 377/1991, of any significant changes that have taken place during the year:

Date	Number of shares held directly	Number of shares held indirectly	Total % of share capital

Gains or losses from trading in own shares during the financial year (in thousands of euros)	0

A.9. **State the conditions and the term(s) of the authorization(s) granted by the Company in General Meeting to the Board of Directors for the acquisitions or transfers of own shares described in section A.8.**

Sogecable has not acquired, in a single purchase or in successive purchases, own shares representing more than 1% of its share capital. Consequently, the disclosure requirements established by Royal Decree 377/1991, dated 15 March, do not apply.

At the General Meeting held on 21 March 2006, the shareholders authorized the acquisition of own shares in a resolution passed on item 9 of the Agenda, under the following terms and conditions:

"To authorize the Company to make purchases of its own shares on the market, either directly or through entities controlled by the Company and to cancel the authority conferred at the General Meeting held on 27 April 2005 (save to the extent the same has been exercised), subject to the following limits and requirements:

Methods of acquisition: acquisition by purchase or any other inter vivos transaction for value.

Maximum number of shares to be purchased: shares representing up to 5% of the share capital of SOGECABLE, S.A., free from any charge or encumbrance, provided that they are fully paid in and are not subject to the performance of any kind of obligation, and provided that the par value of the shares acquired does not exceed 5% of the share capital of SOGECABLE, S.A.

Minimum and maximum purchase price: The shares shall be purchased for a price not lower than their par value and not higher than 120% of their market value on the date of purchase.

Duration of the authorization: 18 months from the date of this resolution.

Shares acquired under this resolution may be allocated to the beneficiaries of the Share Option Scheme or of the special remuneration scheme referred to in Resolution Six, approved at the General Meeting held on 16 May 2000, and also to those designated in the Options Plan approved at the General Meeting held on 13 May 2003."

Chapter 6 of Sogecable's Internal Rules of Conduct in securities markets (www.sogecable.com and www.cnmv.es) contains Sogecable's policy with regard to trading in own shares. The Company has complied with that policy in transactions involving own shares.

A.10. Give details of any restrictions, by law or under the Articles of Association, on the exercise of voting rights, and any statutory restrictions on the acquisition or transfer of shares in the Company:

There are no restrictions, by law or under the Articles of Association, on the exercise of voting rights, or on the acquisition or transfer of shares.

Paragraph 1 of article 17 of the Articles of Association states that in order to be entitled to attend General Meetings, shareholders must own, individually or jointly with other shareholders, at least one hundred (100) shares. This provision does not limit the right to appoint a proxy or the right to remote voting specified in articles 17 and 18 bis.

B STRUCTURE OF THE COMPANY'S MANAGEMENT

B.1. Board of Directors

B.1.1. State the maximum and minimum number of directors under the Articles of Association:

Maximum number of directors	21
Minimum number of directors	6

B.1.2. Complete the following table with details of the Board members:

Name of director	Represented by	Position on the board	Date of first appointment	Date of last appointment	Procedure for election
LUIS ABRIL PEREZ		DIRECTOR	15-07-2003	21-03-2006	GENERAL MEETING
JUAN MARIA ARENAS URIA		DIRECTOR	16-05-2000	21-03-2006	GENERAL MEETING
LUIS BLASCO BOSQUED		DIRECTOR	15-07-2003	21-03-2006	GENERAL MEETING
JUAN LUIS CEBRIAN ECHARRI		VICE PRESIDENT	12-04-1989	21-03-2006	GENERAL MEETING
JAVIER DIEZ DE POLANCO		CHIEF EXECUTIVE OFFICER	15-12-1998	21-03-2006	GENERAL MEETING
DIEGO HIDALGO SCHNUR		DIRECTOR	17-04-2001	21-03-2006	GENERAL MEETING
JULIO LINARES LÓPEZ		DIRECTOR	21-03-2006	21-03-2006	GENERAL MEETING
GREGORIO MARAÑON BERTRAN DE LIS		DIRECTOR	12-04-1989	21-03-2006	GENERAL MEETING
RODOLFO MARTIN VILLA		CHAIRMAN	16-12-2003	21-03-2006	GENERAL MEETING

AGNES NOGUERA BOREL		DIRECTOR	18-04-2006	18-04-2006	CO-OPTION
FRANCISCO PEREZ GONZALEZ		DIRECTOR	12-04-1989	21-03-2006	GENERAL MEETING
IGNACIO POLANCO MORENO		DIRECTOR	21-03-2006	21-03-2006	GENERAL MEETING
MANUEL POLANCO MORENO		DIRECTOR	21-03-2006	21-03-2006	GENERAL MEETING
LEOPOLDO RODÉS CASTAÑÉ		DIRECTOR	12-04-1989	21-03-2006	GENERAL MEETING
JAIME TERCEIRO LOMBA		DIRECTOR	16-05-2000	21-03-2006	GENERAL MEETING
VIVENDI	JEAN FRANÇOIS DUBOS	DIRECTOR	16-03-2004	21-03-2006	GENERAL MEETING

Total number of Directors	16

Give details of directors who left the Board during the period:

Name of director	**Date of leaving office**
JEAN FRANÇOIS DUBOS	21-03-2006
FERNANDO FALCÓ FERNÁNDEZ DE CÓRDOVA	21-03-2006
BORJA GARCÍA -NIETO PORTABELLA	21-03-2006
EMILIO GILOLMO LÓPEZ	21-03-2006
JAVIER GÓMEZ -NAVARRO NAVARRETE	21-03-2006
LUIS LADA DÍAZ	21-03-2006
ÁLVARO NOGUERA GIMÉNEZ	25-03-2006
MARIANO PEREZ CLAVER	21-03-2006

B.1.3. Complete the following tables on the different types of Board members:

EXECUTIVE DIRECTORS

Name of director	**Nominated by**	**Office in the company**
JAVIER DIEZ DE POLANCO	APPOINTMENTS AND REMUNERATION COMMITTEE.	CHIEF EXECUTIVE OFFICER

SHAREHOLDER-NOMINATED NON-EXECUTIVE DIRECTORS

Name of director	**Nominated by**	**Name of significant shareholder represented or that nominated the director**
LUIS ABRIL PEREZ	NOMINATING AND COMPENSATION COMMITTEE	TELEFONICA, S.A.
JUAN MARÍA ARENAS URIA	NOMINATING AND COMPENSATION COMMITTEE	EVENTOS, S.A.
LUIS BLASCO BOSQUED	NOMINATING AND COMPENSATION COMMITTEE	TELEFONICA, S.A.
JUAN LUIS CEBRIAN ECHARRI	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.
DIEGO HIDALGO SCHNUR	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.
JULIO LINARES LÓPEZ	NOMINATING AND COMPENSATION COMMITTEE	TELEFONICA, S.A.
GREGORIO MARAÑON BERTRAN DE LIS	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.

RODOLFO MARTIN VILLA	NOMINATING AND COMPENSATION COMMITTEE	TELEFONICA, S.A.
AGNES NOGUERA BOREL	BOARD OF DIRECTORS	PROMOTORA DE INFORMACIONES, S.A.
FRANCISCO PEREZ GONZALEZ	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.
IGNACIO POLANCO MORENO	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.
MANUEL POLANCO MORENO	PROPOSED AT GENERAL MEETING	PROMOTORA DE INFORMACIONES, S.A.
VIVENDI	NOMINATING AND COMPENSATION COMMITTEE	VIVENDI

INDEPENDENT NON-EXECUTIVE DIRECTORS

Name of director	Nominated by	Profile
LEOPOLDO RODÉS CASTAÑÉ	NOMINATING AND COMPENSATION COMMITTEE	ADVERTISING AND FINANCE SECTORS
JAIME TERCEIRO LOMBA	NOMINATING AND COMPENSATION COMMITTEE	PROFESSOR OF ECONOMICS

OTHER NON-EXECUTIVE DIRECTORS

Name of director	Nominated by

Give reasons why these other non-executive directors cannot be considered either shareholder-nominated or independent:

Give details of any changes in the classification of the directors during the period:

Name of director	Date of change	Previous classification	Current classification

B.1.4. State whether the Board composition resulting from the above classification of directors matches the composition envisaged in the Regulations of the Board of Directors:

The stated classification of the directors matches the specifications of the Board regulations. Sections 1 and 2 of article 8 of the Regulations of the Board of Directors require that Board members be classified as either "Non-Executive Directors", further specifying that non-executive directors may be either "Shareholder-Nominated" or "Independent", and "Executive Directors" who are the Chief Executive Officer and any other directors who under any other title perform management functions in the company or any of its investees. The classification into "Non-Executive" and "Executive" directors is also specified in article 21 of the Articles of Association.

In accordance with the provisions of the Articles of Association and the Regulations of the Board of Directors, Non-Executive Directors (Shareholder-Nominated and Independent) are a majority on the Board. The other guidelines and rules for the structure and composition of the Board of Directors have also been followed.

Thus, article 8.2 of the internal Regulations of the Board of Directors states that "The Board shall ensure that vacancies in the majority group of non-executive directors are filled, as and when they arise, by candidates nominated by significant shareholders (shareholder-nominated directors) and individuals of high professional standing who have no ties to either the management team or significant shareholders (independent directors)".

B.1.5. State the powers, if any, delegated to the chief executive officer(s):

Name of director	Brief description
JAVIER DIEZ DE POLANCO	ALL THE POWERS OF THE BOARD EXCEPT THOSE THAT THE BOARD MUST, BY LAW OR THE ARTICLES OF ASSOCIATION, PERFORM DIRECTLY

B.1.6. Name the directors, if any, who hold posts as directors or officers of other companies belonging to the reporting company's group:

Name of the director	Name of the group company	Office
JAVIER DIEZ DE POLANCO	AUDIOVISUAL SPORT, SL	REPRESENTATIVE OF SOGECABLE, S.A., CHAIRMAN OF THE BOARD
JAVIER DIEZ DE POLANCO	CANAL CLUB DE DISTRIBUCION DE OCIO Y CULTURA, SA	DIRECTOR
JAVIER DIEZ DE POLANCO	CANALSATELITE DIGITAL, SL	CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	CINEMANIA, S.L.	REPRESENTATIVE OF SOGECABLE, S.A., CHAIRMAN OF THE BOARD
JAVIER DIEZ DE POLANCO	COMPAÑIA INDEPENDIENTE DE NOTICIAS DE TELEVISIÓN, S.L.	REPRESENTATIVE OF COMPAÑIA INDEPENDIENTE DE TV, S.L., CHAIRMAN, AND REPRESENTATIVE DE SOGECABLE, S.A., DIRECTOR
JAVIER DIEZ DE POLANCO	COMPAÑIA INDEPENDIENTE DE TELEVISION, S.L.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	DTS, DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	SOCIEDAD GENERAL DE CINE, S.A.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	SOGECABLE EDITORIAL, S.L.	REPRESENTATIVE OF SOGECABLE, S.A., CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	SOGECABLE MEDIA, S.L.	REPRESENTATIVE OF SOGECABLE, S.A., CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	SOGEPAQ, S.A.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

B.1.7. Name the directors of your Company who are known by your Company to be directors of other companies listed on Spanish stock exchanges other than companies in your Group:

Name of the director	Listed company	Office
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE INFORMACIONES, S.A.	CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	SAPRI INVERSIONES 2000 SICAV, S.A.	CHAIRMAN

JAVIER DIEZ DE POLANCO	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
DIEGO HIDALGO SCHNUR	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
JULIO LINARES LÓPEZ	TELEFONICA, S.A.	DIRECTOR
GREGORIO MARAÑON BERTRAN DE LIS	VISCOFAN, S.A.	DIRECTOR
GREGORIO MARAÑON BERTRAN DE LIS	COMPAÑIA DE DISTRIBUCIÓN INTEGRAL LOGISTA, S.A.	DIRECTOR
GREGORIO MARAÑON BERTRAN DE LIS	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
GREGORIO MARAÑON BERTRAN DE LIS	ALTADIS, S.A.	DIRECTOR
AGNES NOGUERA BOREL	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
AGNES NOGUERA BOREL	LIBERTAS 7, S.A.	CHIEF EXECUTIVE OFFICER
AGNES NOGUERA BOREL	VALENCIANA DE NEGOCIOS, S.A.	CHIEF EXECUTIVE OFFICER
AGNES NOGUERA BOREL	BODEGAS RIOJANAS, S.A.	DIRECTOR
AGNES NOGUERA BOREL	ADOLFO DOMINGUEZ, S.A.	DIRECTOR
AGNES NOGUERA BOREL	COMPAÑIA LEVANTINA DE EDIFICACIÓN Y OBRAS PÚBLICAS, S.A	DIRECTOR
AGNES NOGUERA BOREL	BANCO DE VALENCIA, S.A.	DIRECTOR
FRANCISCO PEREZ GONZALEZ	VALSEL INVERSIONES SICAV	CHAIRMAN
FRANCISCO PEREZ GONZALEZ	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
IGNACIO POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	VICE CHAIRMAN
IGNACIO POLANCO MORENO	ABENGOA, S.A.	DIRECTOR
IGNACIO POLANCO MORENO	RUCANDIO INVERSIONES SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT IV GLOBAL SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	EURE K INVERSIONES SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT III INTERNACIONAL SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT INVERSIONES SICAV, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
LEOPOLDO RODÉS CASTAÑÉ	ABERTIS INFRAESTRUCTURAS	DIRECTOR
JAIME TERCEIRO LOMBA	TECNOCOM TELECOMUNICACIONES Y ENERGÍA, S.A	DIRECTOR

B.1.8. Complete the following tables with details of the total remuneration earned by directors during the financial year:

a) Remuneration earned as a director of the reporting company:

Component of remuneration	In thousand euros
Fixed remuneration	2,084
Variable remuneration	0
Per diems	585
Allocations prescribed by the Articles of Association	0
Share options and/or other financial instruments	0
Other	0
Total:	**2,669**

Other Benefits	In thousand euros
Advances	0
Loans granted Pension schemes and funds: Amounts transferred	0 0
Pension schemes and funds: Liabilities incurred	0
Life insurance premiums	0
Guarantees given by the Company to directors	0

b) Remuneration earned as a director and/or senior executive of other companies within the Group:

Component of remuneration	In thousand euros
Fixed remuneration	0
Variable remuneration	0
Per diems	0
Allocations prescribed by the Articles of Association	0
Share options and/or other financial instruments	0
Other	0
Total:	0

Other Benefits	In thousand euros
Advances	0
Loans granted	0
Pension schemes and funds: Amounts transferred	0
Pension schemes and funds: Liabilities incurred	0
Life insurance premiums	0
Guarantees given by the Company to directors	0

c) Total remuneration by type of director:

Type of director	From the Company	From the Group
Executive Directors	1,224	0
Shareholder-Nominated Non-Executive Directors	1,198	0
Independent Non-Executive Directors	247	0
Other Non-Executive Directors	0	0
Total:	2,669	0

d) Directors' remuneration in relation to the profit attributable to the parent company:

Total directors' remuneration (thousand euros)	2,669
Total directors' remuneration / profit attributable to the parent company (%)	0.000

B.1.9. Name the members of senior management who are not executive directors, and state the total remuneration they earned during the financial year:

Name	Office
CARLOS ABAD RICO	GENERAL MANAGER
GUSTAVO ALVAREZ SANTOS	DIRECTOR, CORPORATE DEVELOPMENT
FERNANDO BOVAIRA FORNER	SOGECABLE GENERAL MANAGER OF CONTENT
IGNACIO CAMPO ARTIÑANO	SOGECABLE GENERAL MANAGER OF RIGHTS ACQUISITION
JUAN CASAL VELASCO	SOGECABLE GENERAL MANAGER OF ADVERTISING
IÑIGO DAGO ELORZA JAVIER GARCIA BURGOS	COMPANY SECRETARY DIRECTOR OF COMMUNICATION

DANIEL GAVELA ABELLA	GENERAL MANAGER OF CUATRO	
JOSE GOIZUETA SAGUES	MANAGER OF SALES DEPARTMENT	
JOSE MARIA IZQUIERDO RODRIGUEZ FERNANDO MARTÍNEZ ALBACETE	MANAGER OF NEWS PROGRAMS CHIEF FINANCIAL OFFICER	
ALEX MARTINEZ ROIG	MANAGER OF DIGITAL+ CONTENT	
DOMINGO NIETO MENDOZA	TELEMARKETING MANAGER	
ELENA SANCHEZ RAMOS	CONTENT MANAGER FOR CUATRO	
Total senior management remuneration (thousand euros)		5,158

B.1.10. State in overall terms whether there are any guarantee or golden parachute clauses in favour of senior managers, including executive directors, of the Company or the Group in the event of dismissal or a change of ownership. State whether such clauses must be notified to and/or approved by the management bodies of the Company or the Group:

Number of beneficiaries	0

	Board of Directors	General Meeting
Body which authorizes the clauses		

	YES	NO
Are the clauses reported to the Company in General Meeting?		X

B.1.11. Describe the process for setting directors' remuneration and cite the relevant clauses of the Articles of Association.

According to article 28 of the Articles of Association, under no circumstances shall directors' remuneration include profit sharing. It shall consist of per diems, on the terms agreed by the Board of Directors within the limits set by the General Meeting, and a fixed annual amount, on the terms agreed by the Board of Directors, again within the limits set by the General Meeting. Directors' remuneration may vary depending on the office held and service on Board committees.

As provided in article 26, section 2, subsections d) and e) of the Regulations of the Board of Directors, the Appointments and Remuneration Committee is responsible for reporting on and reviewing the level and make-up of directors' remuneration and proposes incentive schemes.

B.1.12. Give details of the directors, if any, who are also directors or executives of companies that own significant shareholdings in the reporting company and/or other companies in the Group:

Name of the director	Name of the significant shareholder	Office
LUIS ABRIL PEREZ JUAN MARÍA ARENAS URIA	TELEFONICA, S.A. EVENTOS, S.A.	GENERAL MANAGER SOLE ADMINISTRATOR
LUIS BLASCO BOSQUED	TELEFONICA DE CONTENIDOS S.A.	EXECUTIVE CHAIRMAN
LUIS BLASCO BOSQUED	TELEFONICA, S.A.	GENERAL MANAGER
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE INFORMACIONES, S.A.	CHIEF EXECUTIVE OFFICER
JAVIER DIEZ DE POLANCO	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
DIEGO HIDALGO SCHNUR	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
JULIO LINARES LÓPEZ	TELEFONICA, S.A.	DIRECTOR

GREGORIO MARANON BERTRAN DE LIS	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR AND CHAIRMAN OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
AGNES NOGUERA BOREL	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
FRANCISCO PEREZ GONZALEZ	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR
IGNACIO POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	VICE CHAIRMAN
MANUEL POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	DIRECTOR

Give details of any significant relationships, other that those disclosed in the preceding paragraph, between members of the Board of Directors and companies owning significant shareholdings in the reporting company and/or other companies in the Group:

Name of director	Name of significant shareholder	Description of relationship

B.1.13. State any changes that have been made to the Board regulations during the year.

No changes were made to the Board regulations in 2006. The current Board regulations were registered at the Companies Register in Madrid on 29 December 2004 and may be consulted on the Company's website (www.sogecable.com)

B.1.14. Describe the procedures for the appointment, re-election, evaluation and removal of directors. Specify the competent bodies, the formal steps to be taken and the criteria to be used in each procedure.

Chapter 6 of the Regulations of the Board of Directors describes the procedures for the appointment, re-election and removal of directors.

Appointments:

Any nominations submitted by the Board of Directors to the General Meeting for approval and any appointments made by the Board by cooption must respect the provisions of the Board regulations and must be preceded by a report by the Appointments and Remuneration Committee, whose recommendation shall not be binding.

The Board of Directors and the Appointments and Remuneration Committee shall endeavour, within the scope of their respective powers, to ensure that the chosen candidates are people of proven competence and experience

Re-election:

Any proposals that the Board decides to bring before the shareholders in General Meeting must be prepared in accordance with a formal process. The presentation by the Appointments and Remuneration Committee of a report assessing the re-election candidate's performance and commitment to the role during the preceding term of office is a mandatory part of that process.

Vacation of office:

Directors shall relinquish their directorship at the end of the term for which they were appointed or when so decided by the shareholders in General Meeting under the powers conferred upon the General Meeting by law or the Articles of Association.

Directors shall place their directorships at the disposal of the Board and formally tender their resignation, if the Board deems it desirable, in the following circumstances:

a) They are disqualified on the grounds of conflict of interest or any other legal grounds.

b) A final order has been handed down to prosecute them in an ordinary trial for serious crimes, or a judgement is entered convicting them in summary proceedings as a result of wilful criminal misconduct, or an unappealable sanction has been levied on them in disciplinary proceedings for a serious or very serious offence investigated by the securities exchange supervisory authorities.

c) They are issued a serious admonishment by the Audit and Compliance Committee for violating their duties as directors.

d) The reasons for their appointment cease to exist or, in particular, an independent director or a shareholder-nominated director no longer qualifies as such.

e) They reach 70 years of age.

Committee members shall leave office when they relinquish their directorships.

B.1.15. State the circumstances in which directors are required to stand down.

See answer B.1.14

B.1.16. Are the roles of Chief Executive Officer and Chairman of the Board of Directors exercised by the same individual? If so, describe the measures taken to limit the risks deriving from the concentration of power in the hands of one person:

YES [ ] **NO** [X]

B.1.17. Are enhanced majorities, other than the statutory majorities, required for any kind of decision?

YES [ ] **NO** [X]

Describe how resolutions of the Board of Directors are adopted, stating at least the minimum quorum and the type of majority required for the adoption of resolutions:

<u>Adoption of resolutions</u>

Type of resolution	Quorum	Type of Majority
All resolutions, except those where the law requires an enhanced majority	Half of the board members plus one.	Absolute

B.1.18. Are there any specific requirements for appointment as Chairman, other than those that apply to directors?

YES [ ] NO [X]

Description of requirements

B.1.19. Does the Chairman have a casting vote?

YES [ ] NO [X]

Matters on which there is a casting vote

B.1.20. Do the Articles of Association or the Regulations of the Board of Directors set any age limit for directors?

YES [ ] NO [X]

Age limit for Chairman	
Age limit for Chief Executive Officer	
Age limit for directors	

B.1.21. Do the Articles of Association or the Regulations of the Board of Directors set a limit to the term of office of independent directors?

YES [ ] NO [X]

Maximum number of years in office	0

B.1.22. State whether there are formal procedures for delegating votes at Board meetings. If there are, give brief details.

Directors who are unable to attend a meeting in person may delegate their vote to another director who will be attending. Any such delegation must be in writing and shall be specific to the meeting for which it is issued.

B.1.23. State the number of meetings held by the Board of Directors during the financial year. State also how many times, if any, the Board has met without the Chairman being present:

Number of Board meetings	8
Number of Board meetings without the Chairman being present	0

State the number of meetings the various Board committees have held during the financial year:

Number of meetings of the Executive or Delegate Committee	4
Number of meetings of the Audit Committee	7
Number of meetings of the Appointments and Remuneration Committee	4
Number of meetings of the Strategy and Investment Committee	0
Number of meetings of the ________ Committee	0

B.1.24. Are the individual and consolidated annual accounts that are submitted to the Board for approval previously certified?

YES ☐ **NO** ☒

If so, state the person(s) who has/have certified the Company's individual and consolidated annual accounts for preparation by the Board:

Name	Office

B.1.25. Give details of any mechanisms the Board of Directors has established to avoid having the individual and consolidated annual accounts laid before the General Meeting with qualifications in the auditors' report.

Article 25 of the Regulations of the Board of Directors provides for such mechanisms through the powers delegated to the Audit and Compliance Committee.

The Audit and Compliance Committee supports the Board for better performance of its functions, in particular its responsibility for supervising management of the company.

In addition to other tasks, the Committee's main role and responsibilities are:

a) To monitor and review the effectiveness of the Company's internal audit function, if there is one;

b) To keep itself informed of the Company's financial reporting process and internal control systems, review the Company's accounts, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on any proposals suggested by management for the modification of accounting principles and policies;

c) To maintain relations with the extemal auditor in order to gather information on matters that may call the auditor's independence into question, as well as any other matters relating to the auditing process, including the other disclosures stipulated in accounting and auditing legislation and auditing standards.

d) To review the execution of the audit plan and ensure that the auditor's opinion on the annual accounts and the main contents of the auditor's report are clear and accurate;

The Chairman of the Committee shall report to the Board on the matters dealt with in Committee meetings and the resolutions adopted.

Besides the functions that it has by law and under the Articles of Association, the Audit Committee maintains close relations with the external auditors during the audit, monitoring their work continually so as to anticipate developments. It also reviews the audited accounts before they are submitted to the Board for final preparation.

B.1.26. Give details of the measures adopted to ensure that information disclosed to the securities markets is given fairly and symmetrically.

According to article 38 of the Regulations of the Board of Directors, the Board shall endeavour to obtain full compliance with the applicable instructions on reporting significant information, in accordance with the provisions of the Internal Code of Conduct.

Chapter IV of the Internal Code of Conduct establishes the rules that the Company must follow in disclosing significant information to the markets. Particular care is taken to ensure that published information reaches the widest possible audience. Information is first communicated to the CNMV and subsequently is published through internal channels, in particular through the corporate website (www.sogecable.com)

The Board takes steps to ensure that quarterly, half-yearly and annual financial information, and any other information that it deems prudent to disclose to the markets, is prepared in accordance with the same professional practices, principles and policies as the annual accounts and is equally reliable.

Without prejudice to the Board's general responsibilities, the Audit and Compliance Committee assists the Board in reviewing the periodic financial information that the Board is required to submit to the markets and market supervisory authorities.

B.1.27. Does the Secretary of the Board also hold a directorship?

YES [ ] **NO** [X]

B.1.28. Describe the mechanisms, if any, the Company has established to safeguard the independence of the auditor, financial analysts, investment banks and rating agencies.

Section 3 of article 25 of the Regulations of the Board of Directors specifies that the Audit and Compliance Committee shall maintain relations with the external auditor to gather information on any matter that may call the auditor's independence into question. In that same article, the Committee is assigned the task of keeping itself informed of the financial reporting process and the Company's internal control systems. That is further specified in article 38, regulating the Company's relations with the markets. Article 39 states that the Board shall not recommend the appointment of an auditor whose total fees would exceed 5% of the auditor's total revenue in the previous year. The Board is also required to publicly disclose the total fees paid to the auditor for non-audit services.

Furthermore, the Regulations of the Board of Directors and the Internal Rules of Conduct specify how privileged or confidential information is to be processed, conserved and stored, and how, if appropriate, information of any kind is to be communicated to the market in accordance with legal requirements.

B.1.29. Does the auditor provide any non-audit services to the Company and/or Group? If so, state the auditor's fees for such services in

absolute terms and as a percentage of the total fees invoiced to the Company and/or Group.

YES [X] **NO** [ ]

	Company	Group	Total
Fees for non-audit services (thousand euros)	140	2	141
Fees for non-audit services / Total fees invoiced by the auditor (%)	46.210	0.580	24.711

B.1.30. For how many consecutive years has the current auditor audited the Company's and/or Group's annual accounts? No. years audited by current auditor / No. years audited (%)

	Company	Group
Number of consecutive years	**16**	**15**

	Company	Group
No. years audited by current auditor / No. years audited (%)	**1000.000**	**94.000**

B.1.31. Give details of directors' shareholdings, as disclosed to the Company, in companies whose business is similar, analogous or complementary to the main busi ness of the Company or the Group to which it belongs. State also any offices or functions the named directors hold or perform in those companies:

Name of director	Name of the target company	% shareholding	Office or function
LUIS ABRIL PEREZ	TELEFONICA, S.A.	0.000	GENERAL MANAGER
JUAN MARÍA ARENAS URIA	EVENTOS, S.A.	0.000	SOLE ADMINISTRATOR
LUIS BLASCO BOSQUED	TELEFONICA, S.A.	0.000	GENERAL MANAGER
LUIS BLASCO BOSQUED	TELEFONICA DE CONTENIDOS S.A.	0.000	EXECUTIVE CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PALTRIEVA, S.A.	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE INFORMACIONES, S.A.	0.000	CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	LE MONDE, S.A.	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	DIARIO EL PAÍS, S.L.	0.000	CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	GRUPO MEDIA CAPITAL SGPS, S.A	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	PRISA DIVISIÓN INTERNACIONAL, S.L.	0.000	REPRESENTATIVE OF PRISA, DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	CADENA RADIODIFUSORA MEXICANA, S.A. DE CV	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	RADIO TAPATIA, S.A DE CV	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	VICE CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	LE MONDE EUROPE, S.A.	0.000	REPRESENTATIVE OF PRISA, MEMBER OF THE MANAGEMENT COMMITTEE
JUAN LUIS CEBRIAN ECHARRI	XEZZ, SA DE CV	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L.	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	RADIO TELEVISORA DE	0.000	DIRECTOR

	MEXICALI, SA DE CV		
JUAN LUIS CEBRIAN ECHARRI	RADIO OMERCIALES, S.A DE CV	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	RADIO MELODIA, S.A DE CV	0.000	DIRECTOR
JAVIER DIEZ DE POLANCO	PALTRIEVA, S.A.	0.000	DIRECTOR
JAVIER DIEZ DE POLANCO	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
JAVIER DIEZ DE POLANCO	SOCIEDAD DE SERVIICOS RADIOFÓNICOS UNIÓN RADIO, S.L.	0.000	DIRECTOR
JAVIER DIEZ DE POLANCO	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR
DIEGO HIDALGO SCHNUR	DIARIO EL PAÍS, S.L.	0.000	DIRECTOR
DIEGO HIDALGO SCHNUR	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
DIEGO HIDALGO SCHNUR	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR
JULIO LINARES LÓPEZ	TELEFONICA, S.A.	0.000	EXECUTIVE DIRECTOR
JULIO LINARES LÓPEZ	CESCKY TELECOM, A.S.	0.000	VICE CHAIRMAN OF THE SUPERVISORY BOARD
GREGORIO MARAÑON BERTRAN DE LIS	SOCIEDAD DE SERVIICOS RADIOFÓNICOS UNIÓN RADIO, S.L.	0.000	DIRECTOR
GREGORIO MARAÑON BERTRAN DE LIS	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR AND CHAIRMAN OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
GREGORIO MARAÑON BERTRAN DE LIS	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
AGNES NOGUERA BOREL	SOCIEDAD DE SERVIICOS RADIOFÓNICOS UNIÓN RADIO, S.L.	0.000	DIRECTOR
AGNES NOGUERA BOREL	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
AGNES NOGUERA BOREL	DIARIO EL PAÍS, S.L.	0.000	DIRECTOR
AGNES NOGUERA BOREL	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR
FRANCISCO PEREZ GONZALEZ	DIARIO EL PAÍS, S.L.	0.000	DIRECTOR
FRANCISCO PEREZ GONZALEZ	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR
FRANCISCO PEREZ GONZALEZ	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	DIARIO EL PAÍS, S.L.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	PALTRIEVA, S.A.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	SOCIEDAD DE SERVIICOS RADIOFÓNICOS UNIÓN RADIO, S.L.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	0.000	VICE CHAIRMAN
MANUEL POLANCO MORENO	PROMOTORA DE EMISORAS DE TV, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	PROMOTORA AUDIOVISUAL DE JAÉN, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	GRUPO MEDIA CAPITAL SGPS, S.A	0.000	CHIEF EXECUTIVE OFFICER

MANUEL POLANCO MORENO	PROMOTORA DE INFORMACIONES, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	GESTIÓN DE MEDIOS DE PRENSA, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	ANTENA 3 DE RADIO, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	DIARIO AS, S.L.	0.000	DIRECTOR
MANUEL POLANCO MORENO	TV PRODUCER FOR ALMERÍA, S.A	0.000	DIRECTOR
MANUEL POLANCO MORENO	VERTIX, SGPS, S.A	0.000	DIRECTOR
LEOPOLDO RODÉS CASTAÑÉ	HAVAS	0.000	DIRECTOR
LEOPOLDO RODÉS CASTAÑÉ	MEDIA PLANNING GROUP, S.A.	0.000	CHAIRMAN

B.1.32. Is there a procedure to allow directors to take independent professional advice? If so, give details.

YES [X] **NO** [ ]

Details of the procedure
Article 28 of the Regulations of the Board of Directors states that non-executive directors, in the furtherance of their duties, may resolve by a majority to seek expert advice on legal, accounting, financial or other matters at the Company's expense. Such advice shall necessarily refer to specific problems of certain importance and complexity that arise in the discharge of the directors' duties. The decision to purchase such services must be notified to the Chairman and formalized through the Secretary. If the Chairman and the Chief Executive Officer believe that the purchase of such services is unnecessary for the effective discharge of the responsibilities assigned to non-executive directors, if the cost of the services is unreasonable in view of the scale of the problem, or if the advice could be equally well provided by Company experts and specialists, then the Chairman may refer said request to the Executive Committee. In any case, whenever a request of this nature is received, the Chairman shall inform the Board or Executive Committee at the earliest opportunity.

B.1.33. Is there a procedure to ensure that directors have the information they need in order to prepare for Board and Board committee meetings in good time? If so, give details.

YES [X] **NO** [ ]

Details of the procedure
Article 15 of the Regulations of the Board of Directors establishes that the Board ordinarily shall meet every quarter and as often as the Chairman deems appropriate for the proper functioning of the Company, or on the requisition of three or more directors. Notice of Board meetings, which shall always state the agenda of the meeting, shall be given by mail, fax, telegram or e-mail, and shall be authorized by the signature of the Chairman or of the Secretary or Vice-Secretary acting by order of the Chairman. Notice shall be sent at least eight days in advance of the meeting to the address designated by each Director. Board meetings called at the initiative of directors must be held within fifteen days of the filing of the request for the meeting. The Chief Executive Officer shall be responsible for preparing all the information required for the adoption of the resolutions proposed in the agenda for each meeting of the Board and of the Executive Committee, and for delivering it to the rest of the directors at least three calendar days in advance of the date of the meeting. The information provided must be complete and shall include, whenever the nature of the business to be transacted requires it, business plans, summaries of agreements and any other document that may be necessary or appropriate in each case. In urgent cases, however, the Chief Executive Officer may deliver the available information to the directors on shorter

notice than stipulated in the preceding paragraph. In any event, the information must be sufficient for adopting the resolutions set out in the meeting agenda.

The Chairman and the Chief Executive Officer shall at all times be entitled to bring before the Board any matters they consider relevant to the Company's interests, regardless of whether those matters are listed on the meeting agenda or not.

The advance notice requirements indicated in the preceding points shall not apply when, in the Chairman's opinion, circumstances warrant.

B.1.34. State whether the Company provi des liability insurance for the benefit of its directors.

YES [X] NO [ ]

B.2. Committees of the Board of Directors

B.2.1. List the Board committees:

Name of committee	No. of members	Functions
EXECUTIVE COMMITTEE	8	SEE B.2.3
AUDIT AND COMPLIANCE COMMITTEE	4	SEE B.2.3
APPOINTMENTS AND REMUNERATION COMMITTEE.	5	See B.2.3

B.2.2. Give details of the members of all Board committees:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Office
LUIS BLASCO BOSQUED	MEMBER
JUAN LUIS CEBRIAN ECHARRI	MEMBER
INIGO DAGO ELORZA	NON-DIRECTOR SECRETARY
JAVIER DIEZ DE POLANCO	MEMBER
DIEGO HIDALGO SCHNUR	MEMBER
RODOLFO MARTIN VILLA	CHAIRMAN
IGNACIO POLANCO MORENO	MEMBER
LEOPOLDO RODÉS CASTAÑÉ	MEMBER
JAIME TERCEIRO LOMBA	MEMBER

AUDIT COMMITTEE

Name	Office
JUAN MARIA ARENAS URIA	MEMBER
IÑIGO DAGO ELORZA	NON-DIRECTOR SECRETARY
JULIO LINARES LÓPEZ	MEMBER
GREGORIO MARAÑON BERTRAN DE LIS	MEMBER
JAIME TERCEIRO LOMBA	CHAIRMAN

APPOINTMENTS AND REMUNERATION COMMITTEE.

Name	Office
LUIS ABRIL PEREZ	MEMBER
JUAN MARÍA ARENAS URIA	MEMBER
JUAN LUIS CEBRIAN	MEMBER
IÑIGO DAGO ELORZA ECHARRI	NON-DIRECTOR SECRETARY
JAVIER DIEZ DE POLANCO	MEMBER
LEOPOLDO RODÉS CASTAÑÉ	CHAIRMAN

STRATEGY AND INVESTMENT COMMITTEE

Name	Office

B.2.3. Describe the rules of organization and procedure of each Board committee, and the responsibilities assigned to each one.

EXECUTIVE COMMITTEE

The Executive Committee is currently made up of eight directors although Board Regulations allow a maximum of 11, and shall always include the Chairman and the Chief Executive Officer. If the Chairman is unable to attend, the Committee shall elect one of its members to be Chairman.

A majority of the members, present in person or represented, shall constitute a quorum for the transaction of business at meetings of the Executive Committee. Members unable to attend may appoint another director who is a member of the committee to represent them.

Resolutions shall be passed by an absolute majority of the members present in person or represented.

The Executive Committee shall meet monthly, except in months in which a Board meeting is held, and at least six times per year, and whenever the Chairman decides that it is in the Company's best interest. In every case, the Chairman must call the meeting with sufficient notice.

The general managers and other officers of the Company may be called to meetings of the Executive Committee, whenever necessary, to deliver reports. On such occasions, they shall have the right to speak but not to vote

Without prejudice to any other powers expressly delegated to it by the Board, the Executive Committee has the following powers:

1.-To inspect all the Company's services and oversee the management and conduct of the Company's business, in accordance with the resolutions of the Board.

2.-To approve the appointment and the powers of general managers, upon the recommendation of the Chief Executive Officer.

3.-To receive regular, detailed reports on the Company's business performance.

4.-To adopt, in any given situation, such measures as it considers appropriate to best protect the Company's interests.

5.-To examine the financial plans and draft annual accounts prior to their submission to the Board of Directors for the preparation of the annual accounts.

6.-Any other powers delegated to it by the Board of Directors in accordance with the Public Limited Companies Act (Ley de Sociedades Anónimas).

AUDIT AND COMPLIANCE COMMITTEE

It has as many members as the Board of Directors shall from time to time decide, with a minimum of three and a maximum of five. A majority of the members shall be non-executive directors.

Members of the Committee shall be appointed or removed from office by the Board on the recommendation of the Chairman.

Committee members shall cease to be Committee members when the Board so decides and when they cease to be directors of Sogecable, S.A.

The Chairman of the Committee shall be chosen by its members from amongst the non-executive directors, and shall be replaced every four years. A past Chairman may be re-elected after stepping down for one year.

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's management.

In addition to any other tasks that may be assigned to it by the Board, the Committee has the following basic responsibilities:

a) To report to the General Meeting in answer to questions raised by shareholders that fall within the scope of the Audit Committee's responsibilities;

b) To make recommendations to the Board of Directors, for it to put to the shareholders for their approval in General Meeting, in relation to the appointment, reappointment and removal of the external auditor referred to by article 204 of the Consolidated Text of the Public Limited Companies Act (Ley de Sociedades Anónimas), and in relation to the terms of engagement of the external auditor;

c) To monitor and review the effectiveness of the Company's internal audit function, if there is one;

d) To keep itself informed of the Company's financial reporting process and internal control systems, review the Company's accounts, monitor compliance with legal requirements and the proper application of generally accepted accounting principles, and report on any proposals suggested by management for the modification of accounting principles and policies;

e) To maintain relations with the external auditor in order to gather information on matters that may call the auditor's independence into question, as well as any other matters relating to the auditing process, including the other disclosures stipulated in accounting and auditing legislation and auditing standards.

f) To review the execution of the audit plan and ensure that the auditor's opinion on the annual accounts and the main contents of the auditor's report are clear and accurate;

g) To review the issue prospectuses and the financial information that the Board is required to provide at regular intervals to the markets and market supervisory bodies;

h) To examine compliance with the Internal Rules of Conduct in securities markets, the Regulations of the Board of Directors and, in general, the Company's rules of governance, and to make proposals for improving them. In particular, the Committee shall receive information and, if necessary, issue reports on disciplinary action taken against senior managers of the Company;

i) To analyse and report on investment transactions when requested to do so by the Board on account of the importance of the transaction;

j) To exercise all other powers assigned to the Committee in the Regulations of the Board of Directors.

The Audit and Compliance Committee shall meet from time to time, as needed, but no less than four times per year. At one of those meetings it shall assess the effectiveness of the Company's system of internal controls.

Any officer or employee of the Company shall be obliged to attend the meetings of the Committee, whenever requested to do so, to collaborate with it and provide access to any information they may have.

The Committee may also invite external audit partners to attend its meetings.

To assist in the discharge of its duties, the Audit and Compliance Committee may take independent professional advice.

The Chairman of the Committee shall report to the Board on the matters dealt with in Committee meetings and the resolutions adopted.

APPOINTMENTS AND REMUNERATION COMMITTEE.

The Appointments and Remuneration Committee shall be composed of a minimum of three and a maximum of five non-executive directors, to be determined by a resolution of the Board adopted at the proposal of its Chairman. The Chief Executive Officer shall also sit on the Committee. The chairman of the Committee shall be appointed by its members.

Committee members shall cease to be Committee members when the Board so decides and when they cease to be directors of Sogecable, S.A.

In addition to any other tasks that may be assigned to it by the Board, the Committee has the following basic responsibilities:

a. To report on proposals for the appointment of Directors.

b. To approve remuneration ranges for senior managers of the Company.

c. To approve the standard contracts for senior managers.

d. To report on and from time to time review the level and make-up of directors' remuneration.

e. To make recommendations on the performance-related pay schemes for Directors and senior managers that the Board intends to put to the shareholders for their approval in General Meeting.

f. To report on proposals for the appointment of members to the Executive Committee and other Board committees.

g. To exercise all other powers assigned to the Committee in the Regulations of the Board of Directors.

The Appointments and Remuneration Committee shall meet whenever the Board or its Chairman requests that it issue a report or approve proposals on matters within the scope of the Committee's responsibilities, and whenever the Committee Chairman deems appropriate for the proper discharge of the Committee's duties.

The Chairman of the Committee shall report to the Board on the matters dealt with in Committee meetings and the resolutions adopted.

B.2.4. Describe the powers of each committee to make recommendations, issue opinions and act on behalf of the Board:

Name of body	Brief description
EXECUTIVE COMMITTEE	SEE B.2.3
AUDIT AND COMPLIANCE COMMITTEE	SEE B.2.3
APPOINTMENTS AND REMUNERATION COMMITTEE.	SEE B.2.3

B.2.5. State whether there are any written regulations governing the work of Board committees, the place where the regulations may be consulted, and any changes that have been made to them during the year. Please also state whether any voluntary annual report has been prepared on the work of each committee.

There are no specific regulations for Board committees. The work of Board committees is governed by the Regulations of the Board of Directors and such instructions as the Board may issue from time to time for each Committee. The text of the Regulations of the Board of Directors is available to the public on the Company's website (www.sogecable.com)

In financial year 2006 the Audit and Compliance Committee issued its annual report, which may be consulted on the company's website (www.sogecable.com)

B.2.6. If the Company has an Executive Committee, describe the powers delegated to it and the degree of autonomy it has, in the performance of its duties, to adopt resolutions concerning the Company's administration and management.

Without prejudice to any other powers expressly delegated to it by the Board, the Executive Committee has the powers described in section B.2.3 above.

As stipulated in article 5 of the Regulations of the Board of Directors, the Board delegates the day-to-day management of the Company to the Chief Executive Officer and the Company's management team and concentrates its efforts on its oversight function.

Executive Committee approval may substitute for Board approval in the following circumstances envisaged in section 3 of article 5 of the Regulations of the Board of Directors.

- Any proposal for amending the registered corporate objects of the Company or of the companies in which it has a minority or controlling interest (investees).

- Any investments, the assumption of any financial obligation or the granting of any financial undertaking deriving, among others, from loans, credits, endorsement or other guarantees, or the execution of any agreement that, individually, implies for the Company or its investees financial obligations of more than 30 million euros, or the equivalent value in another currency.

- Any disposal of or encumbrance on significant assets of the Company or its investees.

- Proposals or resolutions to increase or reduce the capital and any other changes in the capital structure.

- Agreements between the Company and its shareholders.

- Strategic alliances of the Company or its investees.

- Mergers, divisions or any other significant decision that has a bearing on the Company's position as a listed company.

- The formation of new companies, acquisitions of equity stakes in other companies and sales of interests in the Company's investees.

In certain cases, for reasons of urgency, as provided in article 5 of the Regulations of the Board of Directors, approval by the Chief Executive Officer may substitute for approval by the Board of Directors or the Executive Committee. In such cases, the Chief Executive Officer shall inform the Chairman and, at the first meeting held thereafter, the Board or the Executive Committee.

B.2.7. Does the composition of the Executive Committee reflect the proportions of the different types of directors on the Board?

YES [X] **NO** [ ]

If not, describe the composition of the Executive Committee.

B.2.8. If there is an Appointments Committee, are all its members non-executive directors?

YES [ ] **NO** [X]

C RELATED-PARTY AND INTRA-GROUP TRANSACTIONS

C.1. Give details of any significant transactions involving the transfer of resources or obligations between the Company or Group entities and the Company's significant shareholders:

Name of significant shareholder	Name of group company	Nature of relationship	Type of transaction	Amount (thousand euros)
GRUPO TELEFÓNICA	GRUPO TELEFÓNICA	Commercial Contractual	Receipt of services	5,188
PROMOTORA DE INFORMACIONES, S.A.	GRUPO PRISA	Commercial	Receipt of services	29,197
TELEFONICA DE CONTENIDOS S.A.	TELEFONICA DE CONTENIDOS S.A.	Contractual	Interest paid	20,212
TELEFONICA DE CONTENIDOS S.A.	TELEFONICA DE CONTENIDOS S.A.	Contractual	Finance agreements: loans	193,925
VIVENDI	VIVENDI	Contractual	License agreements	3,000

C.2. Give details of any significant transactions involving the transfer of resources or obligations between the Company or Group entities and directors or officers of the Company:

Name of director or officer	Name of group company	Nature of transaction	Type of transaction	Amount (thousand euros)
GREGORIO MARAÑON BERTRAN DE LIS	SOGECABLE, S.A.	CIVIL	Provision of services	100

C.3. No information need be provided about transactions between companies or entities belonging to the same consolidated group, provided these have been eliminated during the preparation of the consolidated financial information and are part of the usual activity of the companies or entities in respect of their object and conditions.

Name of Group company	Brief description of the transaction	Amount (thousand euros)

C.4. State any conflict of interest affecting directors of the Company pursuant to the provisions of article 127 ter of the Public Limited Companies Act (Ley de Sociedades Anónimas).

None of the directors has any conflict of interest under current legislation. Any conflicts of interest that may arise are resolved through the procedures set forth in section C.5 below.

C.5. Give details of the mechanisms in place to detect, determine and resolve any conflicts of interest between the Company and/or Group, on the one hand, and its directors, executives or significant shareholders, on the other.

According to article 32 of the Regulations of the Board of Directors, if there is a possible conflict of interest or business opportunity, directors must refrain from participating in deliberations on matters in which they have a direct or indirect interest

Directors shall disclose to the Chairman of the Board any direct or indirect conflict of interest with the Company as soon as it becomes apparent.

If the conflict of interest involves the Chairman, a Vice-Chairman, the Chief Executive Officer or the Chairman of a Board Committee, the person in question shall inform the Appointments and Remuneration Committee of the situation.

If a Director has a conflict of interest in a given transaction, that Director shall refrain from participating in the transaction.

In any events, all conflicts of interest involving Board members shall be disclosed in the annual corporate governance report.

Directors shall also refrain from using the name of the Company or their position as directors to conduct transactions on their own account or for related persons.

Directors shall not directly or indirectly conduct professional or commercial transactions with the Company or any of its investee companies unless they have informed the Board in advance of their intention to do so, and the Board or the Executive Committee, as the case may be, has approved the transaction, subject to a report by the Appointments and Remuneration Committee.

Likewise, directors may not, for their own benefit or for the benefit of related persons, make any investments or perform any transactions linked to the Company's assets if the opportunity to make such investments or perform such transactions has become known to the directors in the exercise of their duties and may have been offered to the Company or may have been of interest to the Company, unless the Company has previously rejected the opportunity without the directors concerned having had any influence in the matter.

Regarding the directors' non-competition obligation, pursuant to article 34 of the Regulations of the Board of Directors directors may not provide professional services to companies that are competitors of the Company or of its investees.

Without prejudice to the disclosure duty referred to in the following paragraph, any positions that directors may hold in companies that have a significant stable shareholding in the Company are exempt from the above constraint.

In any event, directors must declare any equity interest they hold in companies whose business is similar, analogous or complementary to the Company's main business. They must also disclose any office they hold or any service they perform at the companies referred to in the preceding paragraph, as well as any employment or business activity that is similar, analogous or complementary to the Company's main business. The above does not limit the non-competition obligation or the exemption set forth in the preceding paragraph,

Regarding transactions with significant shareholders, article 35 of the Regulations of the Board of Directors establishes that the Board or the Executive Committee, as the case may be, formally reserves the right to know of any Company transaction with a significant shareholder. Under no circumstances shall any such transaction be authorized before a report has been issued by the Appointments and Remuneration Committee evaluating the transaction in the light of market conditions. In the case of ordinary transactions, broad authorization of the type of transaction and the associated terms and conditions shall be sufficient.

In accordance with the principle of transparency stated in article 36 of the Regulations of the Board of Directors, the Board shall include in its published annual report a summary of transactions between the Company and its directors and significant shareholders. The information provided shall include at least the

overall volume of transactions and details of the most significant transactions. The above does not limit legal disclosure requirements that may require greater detail in cases where the transactions are not part of the ordinary course of the Company's business or are not conducted under normal market conditions.

D RISK CONTROL SYSTEMS

D.1. Give a general description of the Company and/or Group risk policy, setting out and evaluating the risks covered by the risk control systems and explaining how those systems are appropriate to the profile of each type of risk.

As part of its strategy of strengthening mechanisms for the diagnosis, control and minimisation of risks in a systematic and effective way, Sogecable has identified and classified its assets according to the inherent or circumstantial risks to which they are subject, in order of value, criticalness and contribution to the accomplishment of business objectives.

To implement the strategy, it carries out a risk analysis that enables it to identify and classify assets and their associated risks.

At the same time, it has identified the steps that need to be taken in order to assess the level of risk to which the business is exposed and keep organizational risk at an acceptable level.

The internal control framework adopted by the SOGECABLE Group is based on the COSO model, of high standing in international financial circles, whose objectives are:

–the effectiveness and efficiency of its operations,
–the safeguarding of assets
–the reliability of financial information, and
–compliance with legislation and regulations.

The effectiveness of the risk control systems in place in the main business units and Group companies is reviewed at regular intervals. As part of those reviews, operational and technical controls are updated to comply with the legislation and safety regulations currently in force in each industry.

D.2. Describe the control systems in place to evaluate, mitigate or reduce the main risks faced by the Company and the Group.

The main risk mitigation mechanisms are:

A) Exchange rate risk and risks associated with the repatriation of funds and loans

To manage the foreign exchange risk arising from the fact that it pays the main international suppliers of audiovisual rights in U.S. dollars, Sogecable takes the appropriate hedging actions, in line with the forecasts it receives from the departments concerned.

Each year, at the time of preparing and approving the budgets for the following year, the forecasts of the main analysts are studied and a reference exchange rate for the year ahead is fixed.

Bearing that reference rate in mind, as well as any positions taken previously that mature in the current year, further hedging actions are taken to ensure that the target rate is met, using active management techniques.

For that purpose, the Company uses the instruments available in the market, from the most traditional, such as currency forwards, to the most recent, such as derivatives.

B) Insurance and policy on insurance

Sogecable's policy on insurance is aimed at covering the identifiable risks involved in its business activity by purchasing appropriate insurance cover. To that end, Sogecable has taken out insurance against damage to assets; comprehensive insurance against material damage and breakdown covering plant and equipment; comprehensive insurance for shops and offices; comprehensive insurance for goods in transit in Spain and imported goods (such as decoders and digital cards) and for national and international travel by any means (such as mobile recording teams); civil liability, operating liability, employer's liability and product liability insurance; and group and individual life and accident insurance for employees.

C) IT systems and infrastructure

Sogecable has a latest-generation Data Processing Centre at its headquarters in Tres Cantos, which houses the systems that support the Company's software applications. A contingency plan has been developed to deal with any prolonged interruption of these services. The plan identifies a series of facilities and procedures which, once put into action, would restore service to within 50% of the usual level. The level of service would then be gradually brought back to normal as emergency facilities were activated. Data integrity is guaranteed at all times.

The contingency centre is located sufficiently far away from the production systems, and the systems could be brought back into service within 6 hours in the case of the most critical systems, and within 72 hours in the case of the system with the largest volume of data traffic. During that period, certain minimum services would be available to meet critical needs until the entire system was back in operation.

In 2006, projects identified in the previous year's "Risk Analysis" exercise have been developed further.

In addition, and due to the launch of the free-to-air TV channel cuatro, a number of management systems have been developed to which the security policy mentioned above has been applied.

Certain activities of the Group depend on technological infrastructures and systems belonging to third parties. Accordingly, the risk management plan takes account of possible failures of those infrastructures and systems that might give rise to a temporary interruption of activities. The decisive points have to do with the Company's main business, which is the provision of pay-television services to subscribers. To protect that business, the company has in place excess or duplicate technological infrastructures and system capacity, ranging from the production of television signals at the broadcasting centre to the transmission of those signals by cable or radio, the satellite uplink, and terrestrial broadcasting of television signals and channels. Such excess or duplicate capacity is ensured either by Sogecable's own resources or through the subcontracting of the necessary services to guarantee that alternative paths or channels for the infrastructures shall be available with different companies, so as to ensure minimal risk and a rapid and

reliable solution to possible contingencies in Sogecable's activity. The duplication involved in broadcasting television signals via the Astra and Hispasat satellites ensures and guarantees a reduction of the risk of interruption of broadcast television services to subscribers.

Overall, Sogecable's risk control system is appropriate to the risk profile of the Company's business, the risks being linked to the very nature of the pay television and film production and distribution business, whose main objective is to stimulate consumption of pay television.

D) Television content

The television business, particularly pay television, depends on its ability to offer programming with exclusive and high-quality content. Sogecable has signed agreements with the main providers of premium and thematic content, with periodic expiry dates, to ensure continuing availability of quality service for its subscribers and viewers.

The ability to ensure continuing future availability of television content is a risk inherent in the television business.

E) Occupational health and safety management systems

Throughout 2006 the Sogecable Group's commitment to occupational health and safety has been strengthened through training and social participation and the inclusion of preventive criteria.

At the same time, procedures taking into account ergonomics, industrial health and safety and prevention have continued to be prepared for the various businesses.

The Sogecable Group attaches great importance to all occupational health matters, developing preventive medicine policies, and carrying out individual monitoring which enables certain recuperation processes to be accelerated and paying special attention to specific groups.

F) Organization

All the resources and mechanisms in place to minimize risks are harmonized and coordinated through the documentation of rules for safe asset operation, with a view to ensuring a homogeneous level of risk in areas that affect the safety of the Company's activities.

G) Internal Audit Unit

There is an Internal Audit structure which operates in accordance with the professional criteria and regulations of the International Institute of Internal Auditors.

The Internal Audit Unit is accountable to the Audit and Compliance Committee.

D.3. **If any of the losses to which the Company and/or Group are exposed have occurred, describe the circumstances that gave rise to the loss and whether the control systems in place functioned satisfactorily.**

The company has not suffered any significant losses. Routine technical and system incidents were dealt with using existing mechanisms and procedures.

During the year there were some minor incidents in transmission. Such incidents are inevitable and inherent in the use of sophisticated transmission systems. These systems are designed so that all their components have surplus capacity and there are controls to detect anomalies throughout the chain. Anomalies in any subsystem trigger an alarm and automatic switchover to the surplus system so all incidents have been resolved in a matter of seconds. In recent months significant investment has been made on the transmission systems in order to incorporate more effective and reliable technologies.

The control and security systems can be said to have functioned satisfactorily.

D.4. State whether there is a committee or other management body charged with establishing and supervising those control mechanisms. Give details of its functions.

Operations Management is responsible for formulating risk policy and organizing risk management in Sogecable. Implementation of those policies is the responsibility of the areas responsible for corporate security systems:

- General Services Management is responsible for the security of personnel and facilities. It discharges its duty to protect the Company's physical assets and personnel by defining, implementing, operating and regularly reviewing the security systems and resources.

- Technical Management is responsible for the security of production, communication and transmission systems by defining and putting into effect processes and controls to ensure continuity of service.

- Information Technology Management is responsible for the security of IT systems by developing preventive action plans and contingency plans.

- Human Resources Management is responsible for the functioning of health and safety systems by establishing and developing the legally stipulated mechanisms and such other mechanisms as the Company's business requires.

Furthermore, Operations Management has established incident detection, resolution and reporting mechanisms that allow the employees concerned to anticipate and control events that may entail a risk to the Company's assets.

Independently of the functions of Operations Management, during financial year 2006 the Company has taken decisive steps to strengthen its control of management mechanisms, improve management efficiency and mitigate the risks to which the Company's business is exposed. This function is carried out by the Internal Audit Unit, which has taken over the functions of control and oversight of management procedures, with the stated objectives.

D.5. Identify and describe the processes for compliance with the various regulations that affect your Company and/or Group.

In the area of personal data protection and applicable regulations, the Company has procedures to allow those affected to exercise their rights; procedures to regulate the processing of personal information (storage media, safeguarding of information, register of incidents, etc.); two-yearly audits to ensure that the Company's data processing equipment meets legal requirements; and training and awareness programs, mainly though not exclusively on employees' roles and responsibilities with respect to personal information.

With respect to the Information Society and applicable legislation, the Company conducts regular reviews of its websites and interactive environments to ensure compliance and has identified procedures for compliance with the rights of users in the Information Society and requirements regarding the sending and receiving of information.

In the area of occupational health and safety management, the Company has taken the following measures: creation of the Joint Occupational Health and Safety Service; unification of the Group's occupational health and safety system and service; implementation of the emergency plan; creation of procedures for detecting and dealing with emergencies in production facilities and safe evacuation of staff; definition of the risk environments associated with each job in order to identify job and environment-specific preventive measures; monitoring and control of legal, contractual and administrative compliance with respect to work performed by non-employees on the Company's behalf in company facilities; performance of regular medical check-ups; job-specific and company-wide health and safety training.

E GENERAL MEETING

E.1. Give details of the quorum requirements for General Meetings established in the Articles of Association. Describe how they differ from the quorum provisions of the Public Limited Companies Act (Ley de Sociedades Anónimas, hereinafter, LSA).

Articles 15 and 16 of the Articles of Association state the quorum requirements for the passing of resolutions by the Company in General Meeting. Those requirements are the same as the ones laid down by the LSA.

The quorum, on first call, for both Annual General Meetings and Extraordinary General Meetings, shall be the presence in person or by proxy of shareholders owning twenty-five percent of the issued voting capital. On second call, the members present shall constitute a quorum, whatever percent of the capital they own.

The quorum, on first call, for resolutions of the General Meeting authorizing the issue of debentures, increases or reductions of capital, the transformation, merger, division or winding-up of the Company and, in general, any amendment to the Articles of Association, shall be the presence in person or by proxy of shareholders owning at least fifty percent of the issued voting capital. On second call, the presence of shareholders owning twenty-five percent of said capital shall be sufficient to constitute a quorum. In Meetings constituted by shareholders owning less than fifty percent of the issued voting capital, resolutions of the kind described in the preceding paragraph shall be passed by shareholders, present in person or by proxy, owning two-thirds of the capital present or represented at the Meeting.

These regulations do not differ from the provisions of the LSA.

E.2. Give details of the procedure for the passing of resolutions by the Company in General Meeting. Describe how it differs from the provisions of the LSA.

As provided by the LSA, article 18 of the Articles of Association establishes that resolutions shall be passed by a majority of votes cast, in person or by proxy or by remote voting, in accordance with article 18 bis of the Articles of Association. Each share shall entitle the owner to one vote.

E.3. **List any rights of shareholders in relation to General Meetings which are different from those established under the LSA.**

The rights of shareholders in relation to General Meetings are the same as those established under the LSA. No differences are established by the Articles of Association.

E.4. **State what measures, if any, have been taken to promote shareholder participation in General Meetings.**

Section 5 of article 37 of the Regulations of the Board of Directors provides that the Board shall promote informed participation by shareholders in General Meetings and shall take appropriate measures to enable the General Meeting to exercise effectively the functions assigned to it by law and the Articles of Association.

Besides the usual notice of General Meetings, Sogecable's Company Secretary sends a letter to the home of each individual shareholder giving information about the General Meeting, the channels of communication with the Shareholders Office, and shareholders' right to attend and to vote in person or by proxy. Attached to that personal letter is an admission or proxy card that includes the meeting agenda and instructions on how to use the card.

To encourage participation in the Annual General Meeting held in 2006, shareholders were offered the possibility of voting remotely, including postal voting and voting by electronic means. This option has been written into Sogecable's Articles of Association and internal regulations to encourage participation by shareholders in General Meetings.

E.5. **Does the Chairman of the Board of Directors preside at General Meetings? Give details of any measures taken to ensure the independence and smooth operation of the General Meeting.**

YES [X] NO [ ]

Description of the measures.
The General Meeting of Shareholders held on 16 March 2004 approved the Regulations of the General Meeting. Articles 3, 4 and 14 were amended during the 2006 financial year. Chapter 4 of the Regulations of the General Meeting regulates, in detail, the rules for calling General Meetings and governs proceedings at General Meetings, providing a guarantee of independence and smooth operation. According to article 8 of the Regulations of the General Meeting, the Chairman of the Board of Directors or, in the Chairman's absence, the Vice-Chairman, appointed in accordance with article 24 of the Articles of Association, shall preside at General Meetings. In the absence of both, the shareholders present at the meeting shall elect one of their number to be Chairman. It is the duty of the Chairman to open the meeting when a quorum is present; govern the discussion and establish the order of speakers; terminate discussions when a matter is deemed to have been sufficiently discussed; set time limits for speeches and, optionally, bring the debate to an end if at least one person has spoken in favour and one against a particular motion; set the order of voting; decide any questions that may be raised about the agenda; and, in general, exercise the powers vested in the office of Chairman to ensure that the meeting is conducted in an orderly manner, where necessary interpreting the provisions of the Regulations of the General Shareholders Meeting. Article 9 specifies various organizational matters, such as allowing entry into General Meetings at least a half hour prior to the time fixed in the call for commencement of the meeting, so that those responsible for the register may verify the attendance cards and proxies and, if applicable, the supporting documents. Shareholders or their representatives who arrive late, once the doors have been closed, may enter the hall if the Company so decides, but under no circumstances may they be included in the voting list. Article 10 details the procedures for drawing up the voting list, specifying shareholders with voting rights, shareholders voting remotely, etc. Once these details have been publicly announced, the Chairman shall declare the

General Meeting to be duly convened. Shareholders present may apply to the Notary to place on record any reservation or protest they may have regarding the legality of the Meeting or the general details of the voting list that have been read out in public.

Article 11 regulates the right of shareholders to address the Meeting and request information or clarification concerning items on the agenda. On consideration of the number of such requests and other circumstances, the Chairman shall decide how much time to allot to each speaker, each speaker being granted the same amount of time. The Chairman has the right to allow shareholders to speak beyond their allotted time or ask them to cut short their speech; to take such measures or decisions as may be necessary in order to maintain or re-establish order at General Meetings when participants flout the rules or abuse their rights; and, for the benefit of the General Meeting as a whole, to ask unruly members to leave the hall and, if necessary, take the necessary steps to ensure they do so.

Article 12 states that every duly identified shareholder may make proposals to the Meeting on any matter included on the agenda and request information or clarification on matters included on the agenda. The Company's officers shall be obliged to provide any information requested, unless any of the specified exceptional circumstances apply or the information requested is not available at the time of the Meeting, in which case the officers shall be obliged to provide such information in writing within seven days of the conclusion of the Meeting.

Any information or clarification requested from the Company's officers shall be provided by the Chairman or, as the case may be and as the Chairman shall decide, by the Chairman of the Audit and Compliance Committee, the Secretary, an officer of the Company or, if appropriate, any employee or relevant expert, except in cases where, in the Chairman's judgement, disclosure of the requested information is against the Company's interests. In any event, disclosure of information may not be denied if the request is backed by shareholders representing at least one fourth of the share capital.

Article 13 establishes a clear and detailed procedure for voting on proposed resolutions. Voting on resolutions proposed regarding matters on the agenda is by a system of negative deduction. For this purpose, the votes of all the shareholders who are present in person or by proxy shall be counted as votes in favour, and the votes of shareholders who vote against the resolution or who abstain, by communicating to the Notary and placing on record their vote against or abstention, shall be counted as votes against and deducted from the total.

E.6. State any changes made during the year to the Regulations of the General Meeting.

The Regulations of the General Meeting were approved by the Company in General Meeting on 16 March 2004.

The General Shareholders Meeting of 21 March 2006 resolved to amend articles 3, 4 and 14 of the Regulations of the Board of Directors. Expressly repealing the prior text, they now read as follows:

"Article 3.- Kinds of General Meeting.
The General Meetings may be ordinary or extraordinary and must be called by the Board of Directors.

The ordinary General Meeting shall necessarily be held within the first six months of each financial year to review management of the company, if applicable to approve the accounts for the prior financial year, and to resolve regarding distribution of profits. It also shall deliberate and resolve as it deems appropriate regarding the matters subject to its approval under the Articles of Association and applicable law, and any kind of proposal submitted by the Board for its consideration and approval.

The extraordinary General Meeting shall meet when so resolved by the Board of Directors, or when requested by shareholders holding at least 5% of share capital, stating the matters to be considered at the General Meeting in the request.

The Board of Directors also must call an extraordinary General Meeting when the National Securities Market Commission or a competent authority approves a takeover bid ("oferta pública de adquisición" or "OPA") for shares, debentures or

other securities convertible into or exchangeable for shares of the Company. The agenda for that General Meeting shall include at least such matters as have been requested within the four days following the publication of the first notice of the OPA by shareholders representing at least 0.5% of share capital. The call must be made by the Board of Directors within the three days following expiry of the referenced four day period, to inform the shareholders of the circumstances of the OPA and give them the opportunity to offer a coordinated response.

The extraordinary General Meeting has authority to deliberate and resolve on any kind of proposal that the Board, on its own initiative or upon request of the shareholders under the third paragraph of this article, submits for consideration and approval of the General Meeting.

Without prejudice to the foregoing, the General Meeting may meet on a universal basis as provided in article 99 of the Public Limited Companies Act."

"Article 4.- Notice of call.

Both ordinary and extraordinary General Meetings shall be called by the Board of Directors by notice published in the Official Gazette of the Companies Register and in one of the newspapers of greatest circulation in the province, at least one month in advance of the date fixed for the meeting. It shall, if appropriate, state the date the General Meeting shall be held on second call. In this case there must be a term of at least 24 hours between the first and second meetings.

The notice of the call, which also shall be made public through the Company's website (www.sogecable.com) and sent to the National Securities Market Commission, shall state the place, date and time of the meeting on first and, if applicable, second call. It also shall contain the agenda for the meeting and satisfy the other requirements of law, the Articles of Association and these Regulations.

Shareholders representing at least 5% of the share capital may request that a notice complementary to the call of the General Meeting be published, including additional points of the agenda. This right must be exercised by notice in due form which must be received at the registered office within the five days following the publication of the notice. The notice complementary to the call must be published at least 15 days prior to the date set for holding the General Meeting on first call."

"Article 14.- Remote voting.

1. All shareholders, including those having no right to attend the Meeting, may cast their votes on the proposals regarding the points on the agenda of any kind of General Meeting by mail, by sending the attendance card and vote, signed and completed for that purpose, or by remote electronic or telematic means of communication that duly ensure the identity of the shareholder exercising its voting right.

2. Proxies issued by a shareholder prior to that shareholder's casting a remote vote shall be deemed to be revoked. Those issued thereafter shall be deemed not to have been issued. A remote vote may only be voided:

a) By later express revocation within the term established for that purpose, using the same means as used for casting it.

b) By the shareholder that cast it attending the Meeting.

c) By transfer of the shares the ownership of which gave the transferor the voting right, when it results in timely entry in the corresponding register for account entries, at least five days prior to the day the General Meeting is to be held.

3. Based on the state of the art, the Board of Directors in the call resolution for each General Meeting shall determine the procedures and time periods for the exercise of the remote voting right and sending the votes to the Company, and for possible revocation of votes so cast. Such matters must be stated in the call notice for the General Meeting.

Whatever the procedures established by the Board of Directors, their use in electronic or telematic form must be on the website indicated by the Company, including the electronic signature used by the shareholder, or such other kind of signature that the Board of Directors, based on the state of the art and legislation in effect from time to time, deems to offer adequate assurance of authenticity and identification of the shareholder.

4. Inclusion of remote voters in the list of those attending shall be accomplished by adding the computerized information to that of the rest of the list."

E.7. Give figures for attendance at the General Meetings held in the financial year to which this report refers:

Attendance at General Meetings

Date of General Meeting	% attendance in person	% attendance by proxy	% remote voting	Total %
21-03-2006	71.620	5.271	0.040	76.931

E.8. State briefly the resolutions passed at the General Meetings held during the year to which this report refers and the percentage of votes with which each resolution was passed.

QUORUM OF THE GENERAL MEETING HELD ON 21 MARCH 2006

A total of 1071 shareholders with voting rights, the owners of 95,737,702 shares having nominal value of 191,475,404 euros, attended the 21 March 2006 General Meeting, representing 75.980% of share capital.

RESOLUTIONS ADOPTED AT THE GENERAL MEETING HELD ON 21 MARCH 2006

1. Examination and approval, if appropriate, of the Annual Accounts (Balance Sheet, Income Statement and Notes to the Annual Accounts) and Management Report for both the Company and its consolidated group, for the 2005 financial year, and distribution of income.

To approve the individual and consolidated Annual Accounts (Balance Sheet, Income Statement and Notes to the Annual Accounts) and Management Report for the financial year ended 31 December 2005, audited by the Company's auditor, showing a loss of 42,158,658.62 euros, so no distribution of income is appropriate.

This loss shall be fully recorded under the "Prior Years' Losses" caption.

2. Approval of the work done by the Board of Directors during financial year 2005.

To approve, without reservation, the work done by the Board of Directors during the 2005 financial year.

3. Determination of the number of members of the Board of Directors. Removal and election of members to the Board of Directors.

I.- "To fix the number of directors at 16."

II. - "To submit the proposed appointment of directors presented by Promotora de Informaciones S.A. to a vote of the General Shareholders Meeting"

III.-"To appoint Rodolfo Martín Villa, Luis Blasco Bosqued, Luis Abril Pérez, Julio Linares López, Juan Arenas Uría, Videndi Universal, Leopoldo Rodés Castañe and Jaime Terceiro Consejeros as directors of the company for the statutory period of five (5) years, with effect from the date of adoption of this resolution".

4.- Adoption of the appropriate resolutions regarding the Auditor of Accounts of the Company and its consolidated group, under the provisions of articles 42 of the Commercial Code and 204 of the Public Limited Companies Act.

To prolong, for the purposes envisaged in article 204 of the Public Limited Companies Act and article 153 and following of the Regulations of the Companies Register, the appointment of DELOITTE, S.L., with registered address at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid, CIF B-79104469, a company registered in the Madrid Companies Register, Volume 13,650, Folio 188, section 8, sheet number M-54414 and registered in the Official Registry of Auditors of Accounts (R.O.A.C.) with number S-0692, as auditor of Sogecable, S.A. for the verification of the individual and consolidated annual accounts for the financial year from 1 January 2006 to 31 December 2006.

5.- Amendment of articles 13, 14 and 18 bis of the Articles of Association regarding (i) the kinds of General Shareholders Meetings, (ii) call thereof and (iii) remote voting.

To amend articles 13, 14 and 18 bis of the Articles of Association which, expressly repealing the prior text, hereinafter shall read as follows:

"Article 13.- Kinds of Meetings.

The General Meetings may be ordinary or extraordinary and must be called by the Board of Directors.

The ordinary General Meeting shall necessarily be held within the first six months of each financial year to review management of the company, if applicable to approve the accounts for the prior financial year, and to resolve regarding distribution of profits. It also shall deliberate and resolve as it deems appropriate regarding the matters subject to its approval under these Articles of Association and applicable law, and any kind of proposal submitted by the Board for its consideration and approval.

The extraordinary General Meeting shall meet when so resolved by the Board of Directors, or when requested by shareholders holding at least 5% of share capital, stating the matters to be considered at the General Meeting in the request.

The Board of Directors also must call an extraordinary General Meeting when the National Securities Market Commission or a competent authority approves a

takeover bid ("oferta pública de adquisición" or "OPA") for shares, debentures or other securities convertible into or exchangeable for shares of the Company. The agenda for that General Meeting shall include at least such matters as have been requested within the four days following the publication of the first notice of the OPA by shareholders representing at least 0.5% of share capital. The call must be made by the Board of Directors within the three days following expiry of the referenced four day period, to inform the shareholders of the circumstances of the OPA and give them the opportunity to offer a coordinated response.

The extraordinary General Meeting has authority to deliberate and resolve on any kind of proposal that the Board, on its own initiative or upon request of the shareholders under the third paragraph of this article, submits for consideration and approval of the General Meeting.

Without prejudice to the foregoing, the General Meeting may meet on a universal basis as provided in article 99 of the Public Limited Companies Act. "

"Article 14. - Call.

Both ordinary and extraordinary General Meetings shall be called by the Board of Directors by notice published in the Official Gazette of the Companies Register and in one of the newspapers of greatest circulation in the province, at least one month in advance of the date fixed for the meeting. It shall, if appropriate, state the date the General Meeting is to be held on second call. In this case there must be a term of at least 24 hours between the first and second meetings.

The notice shall set forth all matters that are to be considered and, when required by law, an expression of the right of the shareholders to examine at the Company's registered address and, if applicable, obtain, at no cost and immediately, the documents that are to be submitted for approval of the General Meeting and the contemplated technical reports.

Shareholders representing at least 5% of the share capital may request that a notice complementary to the call of the General Meeting be published, including additional points of the agenda. This right must be exercised by notice in due form which must be received at the registered office within the five days following the publication of the notice. The notice complementary to the call must be published at least 15 days prior to the date set for holding the General Meeting on first call."

"Article 18 bis.- Remote voting.

All shareholders, including those having no right to attend the Meeting, may cast their votes on the proposals regarding the points on the agenda of any kind of General Meeting by mail, by sending the attendance card and vote, signed and completed for that purpose, or by remote electronic or telematic means of communication that duly ensure the identity of the shareholder exercising its voting right.

Proxies issued by a shareholder prior to that shareholder's casting a remote vote shall be deemed to be revoked. Those issued thereafter shall be deemed not to have been issued. A remote vote may only be voided:

a) By later express revocation within the term established for that purpose, using the same means as used for casting it.

b) By the shareholder that cast it attending the Meeting.

c) By transfer of the shares the ownership of which gave the transferor the voting right, when it results in timely entry in the corresponding register for account entries, at least five days prior to the day the General Meeting is to be held.

Based on the state of the art, the Board of Directors in the call resolution for each General Meeting shall determine the procedures and time periods for the exercise of the remote voting right and sending the votes to the Company, and for possible revocation of votes so cast. Such matters must be stated in the call notice for the General Meeting.

Whatever the procedures established by the Board of Directors, their use in electronic or telematic form must be on the website indicated by the Company, including the electronic signature used by the shareholder, or such other kind of signature as the Board of Directors, based on the state of the art and legislation in effect from time to time, deems to offer adequate assurance of authenticity and identification of the shareholder."

6. Amendment of articles 3, 4 and 14 of the Regulations of the General Shareholders Meeting of the Company regarding (i) the kinds of General Shareholders Meetings, (ii) the notice of call and (iii) remote votes, respectively.

To amend articles 3, 4 and 14 of the General Shareholders Meeting Regulations which, expressly repealing the prior text, hereafter shall read as follows:

"Article 3.- Kinds of General Meeting.

The General Meetings may be ordinary or extraordinary and must be called by the Board of Directors.

The ordinary General Meeting shall necessarily be held within the first six months of each financial year to review management of the company, if applicable to approve the accounts for the prior financial year, and to resolve regarding distribution of profits. It also shall deliberate and resolve as it deems appropriate regarding the matters subject to its approval under the Articles of Association and applicable law, and any kind of proposal submitted by the Board for its consideration and approval.

The extraordinary General Meeting shall meet when so resolved by the Board of Directors, or when requested by shareholders holding at least 5% of share capital, stating the matters to be considered at the General Meeting in the request.

The Board of Directors also must call an extraordinary General Meeting when the National Securities Market Commission or a competent authority approves a takeover bid ("oferta pública de adquisición" or "OPA") for shares, debentures or other securities convertible into or exchangeable for shares of the Company. The agenda for that General Meeting shall include at least such matters as have been requested within the four days following the publication of the first notice of the OPA by shareholders representing at least 0.5% of share capital. The call must be made by the Board of Directors within the three days following expiry of the referenced four day period, to inform the shareholders of the circumstances of the OPA and give them the opportunity to offer a coordinated response.

The extraordinary General Meeting has authority to deliberate and resolve on any kind of proposal that the Board, on its own initiative or upon request of the shareholders under the third paragraph of this article, submits for consideration and approval of the General Meeting.

Without prejudice to the foregoing, the General Meeting may meet on a universal basis as provided in article 99 of the Public Limited Companies Act."

"Article 4.- Notice of call.

Both ordinary and extraordinary General Meetings shall be called by the Board of Directors by notice published in the Official Gazette of the Companies Register and in one of the newspapers of greatest circulation in the province, at least one month in advance of the date fixed for the meeting. It shall, if appropriate, state the date the General Meeting shall be held on second call. In this case there must be a term of at least 24 hours between the first and second meetings.

The notice of the call, which also shall be made public through the Company's website (www.sogecable.com) and sent to the National Securities Market Commission, shall state the place, date and time of the meeting on first and, if applicable, second call. It also shall contain the agenda for the meeting and satisfy the other requirements of law, the Articles of Association and these Regulations.

Shareholders representing at least 5% of the share capital may request that a notice complementary to the call of the General Meeting be published, including additional points of the agenda. This right must be exercised by notice in due form which must be received at the registered office within the five days following the publication of the notice. The notice complementary to the call must be published at least 15 days prior to the date set for holding the General Meeting on first call."

"Article 14.- Remote voting.

1. All shareholders, including those having no right to attend the Meeting, may cast their votes on the proposals regarding the points on the agenda of any kind of General Meeting by mail, by sending the attendance card and vote, signed and completed for that purpose, or by remote electronic or telematic means of communication that duly ensure the identity of the shareholder exercising its voting right.

2. Proxies issued by a shareholder prior to that shareholder's casting a remote vote shall be deemed to be revoked. Those issued thereafter shall be deemed not to have been issued. A remote vote may only be voided:

a) By later express revocation within the term established for that purpose, using the same means as used for casting it.

b) By the shareholder that cast it attending the Meeting.

c) By transfer of the shares the ownership of which gave the transferor the voting right, when it results in timely entry in the corresponding register for account entries, at least five days prior to the day the General Meeting is to be held.

3. Based on the state of the art, the Board of Directors in the call resolution for each General Meeting shall determine the procedures and time periods for the exercise of the remote voting right and sending the votes to the Company, and for possible revocation of votes so cast. Such matters must be stated in the call notice for the General Meeting.

Whatever the procedures established by the Board of Directors, their use in electronic or telematic form must be on the website indicated by the Company,

including the electronic signature used by the shareholder, or such other kind of signature that the Board of Directors, based on the state of the art and legislation in effect from time to time, deems to offer adequate assurance of authenticity and identification of the shareholder.

4. Inclusion of remote voters in the list of those attending shall be accomplished by adding the computerized information to that of the rest of the list. "

7. Increase of capital in the amount to be determined corresponding to the number of shares resulting from downward rounding of the result of dividing 106,067,181.22 euros by the volume-weighted average price for the five trading days prior to the date of the General Shareholders Meeting; exclusion of the right of pre-emptive subscription, because the shares shall be paid for by in-kind contribution of interests in Canal Satélite Digital S.L. and, therefore, shall be allocated to the holders of those interests; arrangements for incomplete subscription; delegation of powers to the Board of Directors for implementation of the increase, including specification of the first issue and amendment of article 5 of the Articles of Association.

A.- To increase the share capital by the amount corresponding to issue of the number of shares that results from downward rounding of the result of dividing 106,067,181.22 euros by the quoted price for a share of Sogecable, S.A. determined as the volume-weighted average price over the five trading days prior to the date of the General Shareholders Meeting. [NOTE TO SHAREHOLDERS: the final amount of the capital increase shall be determined by the Board of Directors, by the Executive Committee or by the Chief Executive Officer prior to holding the Shareholders Meeting. Notice thereof shall be given at the meeting. That amount shall correspond to the number of shares to be issued, which shall be the result of downward rounding of the result of dividing 106,067,181.22 euros by the quoted price for a share of Sogecable, S.A. determined as the volume-weighted average price over the five trading days prior to the date of the General Shareholders Meeting. By way of example, assuming the value of a Sogecable share is 33.42 euros, 3,173,763 shares with a par value of 2 euros each would be issued. Therefore, the amount of the increase would be 6,347,526 euros.]

The shares to be issued shall be shares having a par value of two (2) euros each, of the same class and series as existing shares.

The new shares issued as a result of the referenced capital increase shall be represented by book entries. The price of the increase has been fixed in accordance with the provisions of the second paragraph of article 159(1)(c) of the Limited Liability Companies Act. The total issue premium for the increase is the amount that, when added to the nominal amount of the increase, corresponds to 106,067,181.22 euros, noting that that is greater than shareholders' equity at 31 December 2005. This price was set using the indicated mechanism at the time of call of this General Shareholders Meeting. It took into account (i) the market quotes for a Sogecable share on the 5 days prior to holding this General Meeting, (ii) the shareholders' equity represented by the shares at 31 December 2005 and (ii) the value established in the agreements reached by Sogecable with Warner and Dalbergia.

The new shares shall, from their issuance, confer on their holders the same voting and financial rights as the shares of Sogecable, S.A. currently outstanding, including the right to dividends, interim or final, the distribution of which is resolved after the date of issue.

These shares, with respect to which the right of pre-emptive subscription of the current shareholders of Sogecable, S.A. is excluded on the terms established in art. 159(1)(c) of the Consolidated Text of the Public Limited Companies Act (TRLSA) for the reasons of public interest justifying the acquisition of the shares indicated below, are offered for subscription by the holders of interests in the company Canal Satélite Digital S.L., to be fully paid in by contribution of the interests in Canal Satélite Digital S.L. they hold, fully paid in and free of any charge or encumbrance, based on an exchange ratio valuing each interest in Canal Satélite Digital, S.L. at 2,836.07 euros.

B.- To choose application, to the capital increase transaction by in-kind contribution that has been approved, of the tax neutrality scheme under Chapter VIII of Title VIII of Corporations Tax Act 43/1995, and to make the applications or give the notices appropriate for that purpose.

C.- By virtue of the provisions of article 153(1)(a) of the TRLSA, to authorise the Board of Directors, which may be substituted by its Executive Committee or Chief Executive Officer, within a maximum period of one (1) year from the date of this General Meeting, to indicate the date on which this resolution to increase capital should be executed, in one or, if applicable, several successive trenches, in the amount resolved or the amount resulting from the arrangements for possible incomplete subscription, or desist from its execution, and in the event that it decides to execute this, to fix those terms and conditions of the increase not envisaged in the preceding sections, and, for merely illustrative purposes:

To redraft article 5 of the Articles of Association to adapt it to the new amount of share capital resulting from total or partial subscription of the capital increase, and the new number of shares outstanding as a result of such implementation in one or, if applicable, several successive tranches.

To draft and issue whatever documents may be required by the stock market rules and regulations and to agree subsequent amendments to them as it thinks fit.

If it has not already been done, to apply to the Commercial Register for appointment of the independent expert referred to in article 38 of the TRLSA, to value the interests in Canal Satélite Digital S.L.

To apply for the listing of the new shares to be issued in one or, if applicable, several successive tranches, with all the powers that are necessary for such purpose, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the institution responsible for maintaining the accounting records for the shares and the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for the purpose.

To apply to the competent authorities and agencies for such authorizations and give them such notices as may be required. Among these in particular shall be those regarding the option to apply the scheme contemplated in Chapter VIII of Title VIII of referenced Act 43/1995.

To do whatever may be necessary and to approve and formalise whatever notarised or private documents may be necessary or helpful in order to give full force and effect to this resolution for capital increase in any of its aspects and contents, and in particular to cure, clarify, construe, complete, particularise or specify the resolution adopted, as the case may be, and, in particular, to cure all

defects, omissions or errors that may be found in the verbal or written assessment from the Companies Registry.

8. Delegation to the Board of Directors of the authority to increase share capital, one or more times, with power to exclude the right of pre-emptive subscription, on the terms contemplated in Article 153(1)(b) of the Public Limited Companies Act.

Under articles 153(1)(b) and 159(2) of the Public Limited Companies Act, to delegate to the Board of Directors authority to resolve to increase capital on the terms of article 153(1)(b) of the Public Limited Companies Act, with the power to exclude the pre-emptive subscription right on the terms of article 159 of that Act.

The capital increase, if any, shall be implemented within a term of not more than 5 years after the date of adoption of this resolution, in one or more tranches up to the maximum legally permissible nominal amount, by issue of new ordinary shares, redeemable or of any other kind allowed by law, with or without issue premium, the consideration consisting of contributions of cash.

This authorization to the Board of Directors shall, as broadly as permissible under the provisions of article 153(1)(b) of the Public Limited Companies Act, extend to fixing the terms and conditions of each capital increase that it decides to make thereunder. By way of illustration but not limitation this shall include, inter alia, the power to establish (in the event of issuing convertible debentures with a fixed conversion ratio, if the holders are affected by the exclusion of the pre-emptive subscription right) an adjustment formula for that ratio allowing compensation for possible dilution of the amount of the conversion right, to make arrangements for incomplete subscription of each capital increase, and to apply for listing such shares as may be issued on the securities markets where SOGECABLE, S.A. shares are traded.

The delegated authority to exclude the pre-emptive subscription right shall be exercised based on stock market conditions, in order to give the transaction the appropriate speed and flexibility to take advantage of the most favourable market conditions.

The capital increase, if any, shall necessarily result in amendment of article 5 of the Articles of Association, so that it reflects the exact amount of share capital existing from time to time.

As a result of the foregoing, to repeal, to the extent not used, the resolutions delegating to the Board of Directors the authority to increase the share capital included in point 8 of the agenda for the General Shareholders Meetings held on 27 April 2005 and 16 April 2002.

9. Authorization of the Company to directly or indirectly make market purchases of ordinary shares in the capital of the Company, in substitution for the authority to purchase own shares conferred at the General Shareholders Meeting held on 27 April 2005 (save to the extent the same has been exercised).

Authorize the Company to make purchases of its own shares on the market, either directly or through entities controlled by the Company and cancelling the authority conferred at the General Meeting held on 27 April 2005 (save to the extent the same has been exercised), subject to the following limits and requirements:

Methods of acquisition: acquisition by purchase or any other inter vivos transaction for value.

Maximum number of shares to be purchased: shares representing up to 5% of the share capital of SOGECABLE, S.A., free from any charge or encumbrance, provided that they are fully paid in and are not subject to the performance of any kind of obligation, and provided that the par value of the shares acquired does not exceed 5% of the share capital of SOGECABLE, S.A.

Minimum and maximum purchase price: The shares shall be purchased for a price not lower than their par value and not higher than 120% of their market value on the date of purchase..

Duration of the authorization: 18 months from the date of this resolution.

Shares acquired under this resolution may be allocated to the beneficiaries of the Share Option Scheme or of the special remuneration scheme referred to in Resolution Six, approved at the General Meeting held on 16 May 2000, and also to those designated in the Options Plan approved at the General Meeting held on 13 May 2003.

10. Determination of a Compensation Plan for Executive Directors and Executives of the Sogecable Group.

Not to submit any resolution for approval under point 10 of the agenda (Determination of a Compensation Plan for Executive Directors and Executives of the Sogecable Group).

11. Authorization of the Board of Directors, in the broadest terms, to put the above resolutions into effect, expressly including authorization to exercise the powers of the Board to interpret, correct and complete said resolutions and record them as documents of public record.

Without prejudice to the authorisations envisaged in the preceding resolutions, it is resolved to authorise the Board of Directors, which may delegate in the Executive Committee, to the extent required by Law, to develop, execute and interpret all the previous resolutions, including, to the extent required, the power to interpret, correct and complete these, and it is also agreed to delegate to the Chairman of the Board of Directors Rodolfo Martín Villa, to the Chief Executive Officer Javier Diez de Polanco and to the Secretary Iñigo de Loyola Dago Elorza, so that any of these, without distinction, may execute and record as a public document the resolutions approved at this General Meeting and especially present for deposit in the Companies Register, the certificate of the resolutions approving the annual accounts and distribution of income, attaching the documents required by law, and execute those public and private documents necessary for the registration of the resolutions adopted in the Companies Register, with powers to correct or rectify these in accordance with the verbal or written assessment of the Registrar.

E.9. State the number of shares a shareholder must own in order to be entitled to attend General Meetings and whether there is any restriction in that regard in the Articles of Association.

According to Article 17 of the Articles of Association, all shareholders who, individually or jointly with other shareholders, own at least one hundred (100) shares may attend the General Meeting.

Only shareholders whose names appear on the register of members of the Company five days before the date of the Meeting and who are in possession of a

valid admission and voting card shall be entitled to attend the General Meeting. Shareholders who choose to vote remotely, as provided by article 18 bis of the Articles of Association, must satisfy those same requirements at the time of depositing their vote.

E.10. State and explain the Company's policies with respect to the appointment of proxies at General Meetings.

Admission and voting cards are made available and sent by the Company to shareholders from the day of publication of the Notice of Meeting. They allow shareholders to exercise their right to attend, vote and enter into agreements with other shareholders in person or by proxy. The Company has been applying this process to facilitate attendance and representation of it shareholders at General Meetings over the last six years, consistent with Article 6 of the Regulations of the General Meeting.

Shareholders' right to attend and vote by proxy is regulated by article 17 of the Articles of Association and in article 7 of the Regulations of the General Shareholders Meeting. Without prejudice to the right of corporate shareholders to be represented by their chosen representative, any shareholder that is entitled to attend a company meeting may appoint another person as representative. Such other person must be a shareholder or officer of the Company. The Chairman of the General Meeting shall be deemed to have the authority to determine whether proxies are valid and whether the requirements for attendance are met. Proxies must be appointed by an instrument in writing and are specific for each meeting. All other relevant legal requirements must be met. It is understood that the power of proxy does not limit the legal provisions regarding family representation or the granting of general powers of attorney.

Public proxy solicitations are subject to applicable legislation. In particular, if the Chairman obtains a proxy by public solicitation, he or she may not exercise the voting rights pertaining to the shares thus represented on matters in which he or she has a conflict of interest

E.11. Is the Company aware of the policy of institutional investors as to whether or not they participate in company decisions?

YES [ ] NO [X]

Describe the policy

E.12. State the address and means of access to corporate governance information on your website.

The information regarding Sogecable's corporate governance may be consulted on the Company's website, www.sogecable.com, where within the link "Information for Shareholders and Investors" there is a section on "Corporate Governance".

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

State the extent to which the Company complies or fails to comply with existing corporate governance recommendations.

If the Company does not comply with any recommendation, explain what recommendations, rules, practices or criteria it uses.

Until such time as the single document referred to in Ministerial Order ECO/3722/2003, dated 26 December, becomes available, the recommendations of the Olivencia Code and the Aldama Report should be taken as the basis for completing this section. Regarding Corporate Governance, Sogecable applies the current stock market regulations regarding this matter. It also carefully follows the recommendations included in the Report on Corporate Governance of Public Listed Companies (Olivencia Code).

During the 2006 fiscal year, Sogecable has applied:

a) the "Report of the Special Commission on the Promotion of Transparency and Security in the Markets and in Listed Companies" (Aldama Report), applying most of the objectives pursued by this report which already have been incorporated, by mandate of law, in Sogecable's current Board of Directors and General Shareholders Meeting Regulations.

b) the Olivencia Code, with espect to which Sogecable has complied with 20 and partially complied with 1 of the 22 recommendations. This represents most of them and demonstrates the transparency with which Sogecable acts regarding the information it provides to both the markets and its shareholders.

In financial year 2006, of the 22 recommendations contained in the Report on Corporate Governance of Public Listed Companies (Olivencia Code), Sogecable complied fully with 20 and partly with 1. That represents most of the recommendations and demonstrates Sogecable's commitment to information transparency in its dealings with the markets and its shareholders.

The only recommendation of the Report which Sogecable did not comply with was recommendation 4 regarding the number of members of the Board of Directors. Sogecable has 21 members, although at present there are three vacancies, whereas the Olivencia Code recommends a minimum of 5 and a maximum of 15. The number of members on Sogecable's Board of Directors is a reflection of the Company's ownership structure. In this connection, section 2 of article 8 of the Regulations of the Board of Directors stipulates, with respect to the qualitative composition of the Board:

The Board shall ensure that vacancies in the majority group of non-executive directors are filled, as and when they arise, by candidates nominated by significant shareholders (shareholder-nominated directors) and individuals of high professional standing who have no ties to the management team or significant shareholders (independent directors).

For the purposes of the preceding paragraph, the Board shall take into account the ownership structure of the Company, the absolute and relative size of significant shareholdings, and the long-term commitment and strategic ties to the Company of the owners of those significant shareholdings".

Based on that regulation, section 2 of article 9 stipulates:

The Board shall propose to the General Meeting the number of directors which, in the light of the Company's changing circumstances, it considers most appropriate for ensuring due representation and efficient functioning of the Board".

It should be borne in mind that many of the objectives pursued by the "Report of the Special Commission on the Promotion of Transparency and Security in the Markets and in Listed Companies", known as the Aldama Report, already were taken into account, as a legal requirement, in the Regulations of the Board of Directors and the Regulations of the General Meeting, approved by Sogecable in 2003 and 2004.

The following is a detailed review of the Company's compliance with the recommendations of the Olivencia Code in financial year 2006.

FUNCTIONS OF THE BOARD OF DIRECTORS

Recommendation 1.

The Board of Directors should as its core mission expressly assume the general function of supervision, exercising the responsibilities this involves without delegation and establishing a formal list of matters reserved for its decision-making.

Sogecable has followed this recommendation in financial year 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Recommendation 2.

The Board of Directors should include a reasonable number of independent directors, who should be individuals of high professional standing with no ties to the Company's management team or to significant shareholders.

Sogecable has followed this recommendation in financial year 2006.

COMPOSITION OF THE BOARD

Recommendation 3.

The Board of Directors should be made up of a large majority of non-executive directors (shareholder-nominated and independent), as opposed to executive directors, and the proportions between shareholder-nominated and independent non-executive directors should be set taking into account the ratio of significant shareholders to the rest.

Sogecable has followed this recommendation in financial year 2006.

There is an Executive Director on the Board of Sogecable who is Javier Díez de Polanco, Chief Executive Officer. The rest are Non-Executive Directors, of whom two are Independent Directors. As vacancies arise, they are filled on the terms of art. 8 of the Regulations of the Board of Directors.

NUMBER OF DIRECTORS

Recommendation 4.

The Board of Directors should have the size that allows it to function most effectively and with the highest level of participation. In principle, the appropriate size may vary between five and fifteen members.

The Aldama Report recommends that the Board of Directors have a reasonable number of members, so that it is manageable, each Director has a meaningful role and the Board has the means to exercise its duties effectively, which includes communicating with the heads of the various business areas and services and, if necessary, taking independent professional advice.

Sogecable has not complied with Recommendation 4 of the Olivencia Code, as its Board of Directors since last 21 March has been comprised of 16 members. Despite the fact that it is

not far from the limits in the Recommendation, which fix between 5 and 15 directors as the optimum number, it is appropriate to emphasize that the number of members of the Sogecable Board of Directors is in response to what the company considers to be an appropriate size based on its share structure. Sogecable believes that the current size of the Board does not adversely affect the Board's effectiveness, in conformity with the Aldama Report's recommendation.

CHAIRMAN OF THE BOARD OF DIRECTORS

Recommendation 5.

If the Board chooses to combine the roles of Chairman and Chief Executive of the Company, it should take precautionary measures to reduce the risks involved in concentrating power in the hands of one individual.

Sogecable has followed this recommendation in financial year 2006.

SECRETARY OF THE BOARD

Recommendation 6.

The company should give greater importance to the role of the Board Secretary, strengthening the independence and stability of the role and putting the emphasis on the Secretary's function of ensuring the formal and substantive legality of the Board's actions.

Sogecable has followed this recommendation in financial year 2006.

COMPOSITION OF THE EXECUTIVE COMMITTEE

Recommendation 7.

The composition of the Executive Committee, if the Company has one, should reflect the same balance as there is on the Board between the different types of director. Relations between these two bodies should be based on the principle of transparency, so that the Board is fully aware of the matters dealt with and the decisions taken by the Executive Committee.

Sogecable has followed this recommendation in financial year 2006.

STANDING COMMITTEES

Recommendation 8.

The Board of Directors should create standing committees, composed entirely of non-executive directors, for accounting information and control (Audit); selection of directors and senior executives (Appointments); formulation and review of remuneration policy (Remuneration); and evaluation of the governance system (compliance).

Sogecable has followed this recommendation in financial year 2006.

INFORMATION TO DIRECTORS

Recommendation 9.

The necessary measures should be adopted to ensure that directors are given sufficient and timely information, specially compiled to help them prepare for Board meetings. Save

for exceptional circumstances, the fact that the information is important or restricted should not be considered grounds for an exemption from this requirement.

Sogecable has followed this recommendation in financial year 2006.

FUNCTIONING OF THE BOARD

Recommendation 10.

The board should meet sufficiently regularly to discharge its duties effectively. The Chairman should encourage all directors to participate and take positions as they wish. Special care should be taken in drawing up the minutes, and the quality and efficiency of the Board's work should be evaluated at least once a year.

Sogecable has followed this recommendation in financial year 2006.

The Aldama Report suggest regular, usually monthly meetings. Sogecable's Board meetings are not always monthly. In 2006, eight Board meetings were held and four meetings of the Executive Committee. The Board is convened as often as the Chairman or a sufficient number of directors requisition a meeting. The Board also fulfils its duty of reviewing the quarterly financial statements that the Company is required to submit to regulatory and market supervisory bodies for publication.

SELECTION AND RE-ELECTION OF DIRECTORS

Recommendation 11.

The Board's participation in the selection and re-selection of its members should adhere to a formal procedure based on a reasoned proposal from the Appointments Committee.

Sogecable has followed this recommendation in financial year 2006. As provided by the Regulations of the Board of Directors, any proposals for the appointment of Directors that the Board lays before the General Meeting and any resolutions adopted by the Board by virtue of the powers of cooption vested in it by law must be preceded by a report by the Appointments and Remuneration Committee.

RESIGNATION OF DIRECTORS

Recommendation 12.

Company regulations should include a requirement on directors to resign when circumstances arise that could adversely affect the Board's effectiveness or the Company's credit and reputation.

Sogecable has followed this recommendation in financial year 2006.

DIRECTORS' AGE

Recommendation 13.

An age limit should be set for the office of director, which could be between 65 and 70 for executive directors and the Chairman, and somewhat more flexible for other members.

Sogecable has followed this recommendation in financial year 2006.

DIRECTORS' ACCESS TO INFORMATION AND ADVICE

Recommendation 14.

The right of every director to seek and obtain whatever information and advice may be necessary for the performance of the directors' supervisory duties should be formally recognized and appropriate channels for exercising that right should be established, including the possibility of engaging outside experts in special circumstances.

Sogecable has followed this recommendation in financial year 2006.

DIRECTORS' REMUNERATION

Recommendation 15.

The policy on directors' remuneration, to be proposed, evaluated and reviewed by the Remuneration Committee, should be designed to foster moderation, a linkage between directors' pay and company performance, and detailed, individualized disclosure.

Sogecable has partially followed this recommendation in financial year 2006. Of the criteria mentioned in the recommendation, Sogecable considers it complies with the call for moderation and the call for detailed disclosure, as has been explained in this Report. However, directors' remuneration is not linked to the Company's performance.

DIRECTORS' GENERAL DUTIES AND CONFLICTS OF INTEREST

Recommendation 16.

The Company's internal regulations should specify the obligations that flow from directors' general responsibilities of diligence and fair dealing, paying particular attention to conflict of interest situations, the duty of confidentiality, corporate business opportunities and use of company assets.

Sogecable has followed this recommendation in financial year 2006.

TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

Recommendation 17.

The Board of Directors should promote appropriate measures to extend the duty of fair dealing to significant shareholders, in particular establishing safeguards for transactions between significant shareholders and the Company.

Sogecable has followed this recommendation in financial year 2006. The Regulations of the Board of Directors establish the procedure for the approval of transactions with significant shareholders, and the Board reserves the right to be informed of such transactions, which furthermore are made public in this Report.

COMMUNICATION WITH SHAREHOLDERS

Recommendation 18.

Measures should be taken to make the methods for appointing proxies more transparent and to foster communication between the Company and its shareholders, particularly institutional investors.

Sogecable has followed this recommendation in financial year 2006.

TRANSPARENCY WITH MARKETS

Recommendation 19.

Above and beyond current regulatory requirements, the Board of Directors should be committed to providing markets with timely, accurate and reliable information, particularly on ownership structure, substantial amendments to governance rules, trading in own shares or particularly significant related-party transactions.

Sogecable has followed this recommendation in financial year 2006. The Company continually updates the information about its capital structure.

FINANCIAL INFORMATION

Recommendation 20.

All the periodic financial information provided to the markets, besides the information provided annually, should be prepared in accordance with the same principles and professional practices as the annual accounts and should be checked by the Audit Committee before being released to the public.

Sogecable has followed this recommendation in financial year 2006.

EXTERNAL AUDITORS

Recommendation 21.

The Board of Directors and the Audit Committee should monitor any situations that may entail a risk to the independence of the Company's external auditor and, in particular, should monitor the total fees the Company pays as a percentage of the overall fee income of the audit firm and disclose details of fees paid for non-audit services.

Sogecable has followed this recommendation in financial year 2006.

AUDIT REPORT QUALIFICATIONS

Recommendation 22.

The Board of Directors should seek to avoid having the individual and consolidated annual accounts laid before the General Meeting with reservations and qualifications in the auditors' report. Where that is unavoidable, both the Board and the auditors should clearly explain to the shareholders and the markets the nature and scope of the discrepancies.

Sogecable has followed this recommendation in financial year 2006. The Audit and Compliance Committee reviews the Company's accounts and ensures that accounting principles are correctly applied, maintaining close contact with the external auditors throughout the audit process.

TRANSPARENCY AND GOOD CORPORATE GOVERNANCE

In all other respects, Sogecable complies with the recommendations of the Aldama Report on transparency and good corporate governance. Thus:

-The Board of Directors includes in its annual public report information about its rules of governance, giving explanations in cases where the stated rules do not match the recommendations of the Olivencia Code or the Aldama Report.

-The Company has a corporate website, on which all significant information is permanently available and regularly updated, along with any other information that may help shareholders to exercise their right to information and other rights, as the case may be.

G OTHER INFORMATION OF INTEREST

If you consider that there is any other relevant principle or aspect of your Company's corporate governance practices that has not been addressed by this Report, please give details.

This section may be used to supply any additional information, clarification or qualification relating to other sections of this report, provided such additional information is relevant and not a repetition.

In particular, state whether your Company is subject to the corporate governance legislation of countries other than Spain and, if so, include any information that the Company is obliged to disclose that is not required in this report. Notes and comments on the following points of the Annual Corporate Governance Report:

A.2.

As a result of the public takeover bid that Promotora de Informaciones, S.A. (PRISA) launched for a maximum of 20% of Sogecable, S.A.'s share capital, PRISA on 14 March 2006 acquired a total of 26,712,926 shares of Sogecable, S.A. according to a communication of the CNMV, with PRISA at 31/12/2006 reaching a total of 42.94% of the share capital of the company

B.1.2.b)

Alvaro Noguera Giménez was appointed as a director at the General Shareholders Meeting held on 21 March 2006. He ceased to be a director by reason of his death on the following 25 March.

B.1.7

Agnès Noguera Borel is a member of the Board of Directors of Banco de Valencia, S.A. as representative of the director Valenciana de Negocios, S.A. Agnès Noguera Borel is a member of the Board of Directors of Bodegas Riojanas as a representative of the director Premier Mix, S.A.

Agnès Noguera Borel is a member of the Board of Directors of Banco de Adolfo Domínguez, S.A. as representative of the director Luxury Liberty, S.A. Agnès Noguera Borel is a member of the Board of Directors of Compañía Levantina de Edificación y Obras Públicas, S.A. as representative of the director Valenciana de Negocios, S.A.

B.1.8.c)

Total remuneration by type of director. Executive directors:

With regard to directors' remuneration by type of director, Chapter IX of the Regulations of the Board of Directors states that:

"1.- Directors shall be entitled to receive such remuneration as may be determined by the Board in accordance with the provisions of the Articles of Association.

2.- The Board shall endeavour to ensure that Directors' remuneration is moderate by market standards.

3.- Directors' remuneration shall be transparent. The Annual Report shall contain all the information required by law and such other information as the Board considers appropriate on the directors' remuneration."

Furthermore, the Board shall do all in its power to ensure that the remuneration of non-executive directors is in accord with the following guidelines:

a) Non-executive directors should be remunerated in accordance with their effective commitment.
b) The level of non-executive directors' remuneration should be set in such a way as to provide incentives for greater commitment without undermining the directors' independence.

B.1.8.d)

Directors' remuneration in relation to the profit attributable to the parent company:

According to article 28 of the Articles of Association, under no circumstances may directors' remuneration include profit sharing. Directors receive a fixed annual amount and per diems, subject to certain upper limits set by the General Meeting.

B.1.10

The existence of this type of clause is not subject to separate reporting to the General Meeting.

B.1.20

Directors, including the Chairman, shall vacate heir offices and, if the Board deems it appropriate, formally tender their resignations once they reach the age of seventy.

B.1.24

The draft individual and consolidated annual accounts are reviewed by the Audit and Compliance Committee before the definitive annual accounts are prepared by the Board of Directors.

This annual corporate governance report was approved unanimously by the Board of Directors of the Company at its meeting on 13 February 2007.

Rule 12g3-2(b) nº: (82-4981) (vi)

13th February 2007

NOTICE OF RELEVANT INFORMATION

The Board of Directors of Sogecable, S.A. has adopted the following Resolutions at its meeting today, namely:

- To call a General Meeting of Shareholders to be held in the Municipal Theatre of the Town Hall in Tres Cantos, Madrid on 20th March 2007 at 12·30 am. on first calling, failing which at the same time on 21st March 2007 on second calling. It is envisaged that the Meeting will be held on first calling, i.e. on Tuesday 20th March 2007 at 12·30 am. The Agenda of the meeting is as follows:

AGENDA

1. Analysis and approval, as the case may be, of the annual accounts (Balance Sheet, Profit and Loss Account and Memorandum) and Management Report both of the Company and of its consolidated group for the financial year 2006 and proposals for allocation of profits.

2. Approval of the Board of Directors' administration during the financial year2006.

3. Removal and appointment of Directors.

4. Adoption of resolutions in respect of the Auditors of the Company and its consolidated group, in terms of Articles 42 of the Code of Commerce and 204 of the Law on Limited Liability Companies.

5. Amendment of Article 33 (2) of the Company's Articles of Association in respect of the Audit Committee.

6. Amendment of Articles 12 and 13 of the Regulations of the General Meeting of Shareholders in respect of proposed resolutions and information for the Meeting and voting on such proposals.

7. Authorisation for derivative acquisition, whether direct or indirect, of the Company's own shares in accordance with legal limits and

requisites, rendering ineffective the authorisation granted for derivative acquisition of such shares at the General Meeting of Shareholders held on 21st March 2006 insofar as such authorisation has not been used.

8. Granting of authorisation in the widest terms to the Company's Board of Directors to execute and carry out fully the terms of the foregoing Resolutions, expressly including exercise of the powers of interpretation, rectification and completion thereof and to have them notarised.

In accordance with the terms of the Third Additional Provision of Royal Decree no. 291/1992, dated 27th March, SOGECABLE will remit, no later than the date of publication of the notice calling the General Meeting, copies of the annual accounts and management reports of the Company and of its consolidated group, together with the corresponding auditors' reports, to the respective Stock Exchange Councils and to the Securities Exchange Commission.

- To delegate jointly or severally in favour of the Chairman of the Board of Directors and/or the Managing Director powers to add, remove or modify any of the items approved by the Board for inclusion in the Agenda and to add, remove, amend or carry out any of the proposed resolutions that the Board has decided to submit to the General Meeting of Shareholders for its approval, with power also to change the date for holding the said meeting, as may be, in the best interests of the Company.

- To grant joint and several powers to the Chairman of the Board of Directors, the Managing Director and the Secretary of the Board such that any of them without distinction may respond on behalf of the Company's Board of Directors to any of the questions and requests for information put forward by shareholders in terms of Article 112 of the Law on Limited Liability Companies.

- To approve the Annual Report on Corporate Management for the 2006 accounting period in terms of Article 116 of the Law on the Stock Exchange (forwarded to the CNMV in a separate document in a standard form format).

- To approve amendment of the Internal Regulations of the Board of Directors of Sogecable, S.A.

A copy of the Board of Directors' Regulations is attached hereto. They will also be made available to shareholders on the Company's website (www.sogecable.com).

Notice is hereby given that the change in name from the present denomination "Audit and Compliance Committee" to "Audit Committee" will come into force once approval has been granted for amendment of the terms of Article 33 (2) of the Company's Articles of Association ("The Audit and Compliance Committee") at the next General Meeting of Shareholders of Sogecable, S.A.

Yours faithfully,

Iñigo Dago Elorza
General Secretary

SOGECABLE, S.A.

Regulations of the Board of Directors of Sogecable, S.A., approved on the 14 March 2000 and modified on the 18 June 2002, 20 July 2004 and on the 13 February 2007.

ANNEX I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED PUBLIC LIMITED COMPANIES

PARTICULARS OF ISSUER

FINANCIAL YEAR 2006

C.I.F. A79114815

Name:

SOGECABLE, S.A.

Registered address:

AVDA. DE LOS ARTESANOS, 6
TRES CANTOS
MADRID
28760
ESPAÑA

Rule 12g3-2(b) nº: (82-4981) (vii)

Madrid, 20th March 2007

NOTICE OF RELEVANT INFORMATION

Sogecable, S.A. (SOGECABLE) hereby gives notice that the General Meeting of Shareholders of the Company held today has approved all the proposed Resolutions submitted to it.

A list of the Resolutions adopted is attached hereto.

Yours faithfully,

Iñigo Dago
General Secretary

RESOLUTIONS APPROVED BY THE GENERAL MEETING OF SHAREHOLDERS OF SOGECABLE, S.A. HELD ON 20TH MARCH 2007

PROPOSED RESOLUTION: Item 1 on the Agenda

1 - *Analysis and approval, as the case may be, of the annual accounts (Balance Sheet, Profit and Loss Account and Memorandum) and Management Report both of the Company and of its consolidated group for the financial year 2006 and proposals for allocation of profits.*

Approval of the annual accounts (Balance Sheet, Profit and Loss Account and Memorandum) and Management Report, both individual and consolidated, for the accounting period ending on 31st December 2006, audited by the Company's auditors, which show a negative balance amounting to Two hundred and sixteen million twenty-nine thousand three hundred euros plus seventy cents (216,029,300·70 €), and no distribution of profits therefore applies. This balance will be wholly allocated to the account denominated "Negative Results from Previous Financial Years".

PROPOSED RESOLUTION: Item 2 on the Agenda

2 - *Approval of the Board of Directors' administration during the financial year 2006.*

Approval without any reservation of the administration carried out by the Board of Directors during the financial year 2006.

PROPOSED RESOLUTION: Item 3 on the Agenda

3 - *Removal and appointment of Directors*

Ratification of the appointment by co-option of **Agnes Noguera Borel** undertaken by the Board of Directors on 18th April 2006 in order to fill the vacancy left by the death of **Álvaro Noguera Giménez** and appointment of **Agnes Noguera Borel** as Company Director for the regulatory period of five (5) years as from the date of approval of this Resolution.

PROPOSED RESOLUTION: Item 4 on the Agenda

4 - *Adoption of resolutions in respect of the Auditors of the Company and its consolidated group, in terms of Articles 42 of the Code of Commerce and 204 of the Law on Limited Liability Companies.*

Continuation, in accordance with the provisions of Article 204 of the Law on Limited Liability Companies and Articles 153 and following of the Mercantile Register Regulations, of the appointment of DELOITTE, S.L. as auditors of

Sogecable, S.A. having the former its registered office at Plaza Pablo Ruiz Picasso no. 1, Torre Picasso, 28020 Madrid, whose Tax ID code is B – 79104469, and registered in the Mercantile Register of Madrid at volume 13,650, folio 188, section 8, sheet no. M – 54414 and in the Official Register of Auditors of Accounts (ROAC) with the number S – 0692, with a view to verification of the Company's and its consolidated group's annual accounts for the financial year between 1st January 2007 and 31st December 2007.

PROPOSED RESOLUTION: Item 5 on the Agenda

5 - *Amendment of Article 33 (2) of the Company's Articles of Association in respect of the Audit Committee.*

Amendment of Article 33 (2) of the Company's Articles of Association along with the express derogation of the previous wording thereof, so that hereafter it shall read as follows:

<u>Article 33 (2) – The Audit Committee</u>

1 – Without prejudice to the operation within the ambit of the Board of Directors of any other committees without delegated powers, there shall be an Audit Committee, which shall be formed by such number of members as the Board of Directors may determine from time to time but with no less than three (3) and no more than five (5) members and necessarily with a majority of non-executive Directors.

2 – The appointment and removal of the members of this Committee shall be carried out by the Board of Directors at the instance of the Chairperson.

The members of the Committee shall be dismissed when they are dismissed as Directors or when the Board of Directors should so determine.

The Chairperson of the Committee shall be appointed by its members from among the non-executive Directors and shall be replaced every four years. He or she may be re-elected once a period of one year has lapsed since the date of his/her dismissal.

3 – The fundamental function of the Audit Committee shall be to aid the Board of Directors in its duties of supervising the management of the Company.

Without prejudice to any other duties that the Board may assign to it, the Audit Committee shall have the following basic responsibilities:

> *a) To inform the General Meeting of Shareholders with respect to such matters within the ambit of its competence as may be raised thereat by shareholders;*

b) To make proposals to the Board of Directors for submission to the General Meeting of Shareholders in respect of the appointment of external auditors in accordance with Article 204 of the Law on Limited Liability Companies, as amended, and, as the case may be, the dismissal or non-renewal of such auditors; and to propose to the Board of Directors the terms and conditions for such appointment of auditors and the scope of their professional mandate;

c) To supervise internal auditing services, in the event that such services should exist within the organisational structure of the Company;

d) To monitor the Company's financial information processes and internal control systems, to revise the Company's accounts, to ensure compliance with legal requirements and the proper application of generally accepted accounting principles, and to report on any proposals for amendment of principles or criteria suggested by management;

e) To maintain contact with the external auditors with a view to receiving information on any matters that might prejudice their independence or any others related to the process of auditing the Company's accounts, as well as other communications contemplated both in the legislation regulating the auditing of accounts and in the technical audit rules.

4 – The Audit Committee shall meet from time to time as may be required and, at least, on four (4) occasions each year.

PROPOSED RESOLUTION: Item 6 on the Agenda

6 - *Amendment of Articles 12 and 13 of the Regulations of the General Meeting of Shareholders of the Company in respect of proposed resolutions and information for the Meeting and voting on such proposals.*

Amendment of Articles 12 and 13 of the Regulations of the General Meeting of Shareholders along with the express derogation of the previous wording thereof, so that hereafter it shall read as follows:

Article 12 – Proposals for resolutions and information

During the phase when questions are taken from the floor, any shareholder may, after having identified themselves,

a) put forward to the Meeting any proposal for a resolution on any matter on the Agenda, provided that such proposal would not have required by law that the whole wording thereof and corresponding information should have been made available to shareholders at the time of the notice calling the Meeting, and furthermore in relation to any matter which the General Meeting may validly consider without being included on the Agenda;

b) verbally request such information and/or clarification as he or she may see fit in relation to the matters included on the Agenda.

The directors shall be bound to provide the information requested, unless any of the circumstances envisaged in Article 5 above exists or the information requested is not available at the Meeting, in which case the directors shall be bound to provide such information in writing within seven days of the date when the meeting is closed.

The information and/or clarification requested from the directors shall be provided by the person chairing the Meeting or, as appropriate and at the instance of the Chairperson, by the Chair of the Audit Committee, the Secretary, a director or, as may be appropriate, any employee or other person with expertise in the matter concerned, except in such cases when, in the opinion of the Chair, making the information requested public might prejudice the best interests of the Company. At all events, the information shall not be withheld when the request is supported by shareholders representing at least a quarter of the Company's share capital.

Article 13 – Voting on proposed resolutions

1 – Once interventions by shareholders have concluded and the corresponding responses given in accordance with these Regulations, the proposed resolutions in relation to the items on the Agenda or to those matters that by law do not require to be included on it shall be submitted to a vote.

It shall not be necessary for the Secretary to read out beforehand the terms of those proposed resolutions that have previously been made available to shareholders at the start of the meeting, except when any shareholder should so request in the case of all or any of the proposals, or the Chairperson should otherwise consider it appropriate to do so.

2 – As a general rule, unless the Chairperson should decide to use any other alternative method/s, voting on those proposed resolutions referred to in the preceding paragraph shall be carried out, insofar as votes emitted at the Meeting are concerned and without prejudice to any distance votes, in the following manner:

i) Voting on proposals for resolutions regarding matters included in the Agenda shall be carried out by way of a system of negative deduction. For such purposes, votes corresponding to all the shares present or represented shall be deemed to be votes in favour, from which shall be deducted those votes corresponding to shares whose holders or proxies declare that they are voting against the proposed resolution or that they abstain, by way of notice or expression of their vote or abstention to the Notary, to be recorded in the Minutes.

ii) Voting on proposals for resolutions regarding matters that do not appear on the Agenda shall be carried out by way of a system of positive deduction. For such purposes, votes corresponding to all the shares present or represented shall be deemed to be votes against the proposed resolution, from which shall be deducted those votes corresponding to shares whose holders or proxies declare that they are voting in favour of the proposed resolution or that they abstain, by way of notice or expression of their vote or abstention to the Notary, to be recorded in the Minutes.

iii) Notices or declarations to the Notary, as provided for in the two preceding paragraphs, may be effected either on an individual basis with respect to each of the proposed resolutions or jointly as regards various or all of them, provided that the Notary is informed of the identity and status (shareholder or proxy) of the person giving such notice or declaration, the number of shares referred to and whether the vote is in favour or against or, as the case may be, that the person abstains on that matter.

iv) In all cases, voting shall take place firstly on resolutions proposed by the Board of Directors and, once a proposed resolution has been approved, all others relating to the same matter shall fall and shall not therefore require to be put to a vote.

3 – Those financial agents who appear legitimated as shareholders but act on behalf of different clients shall be entitled to fraction their votes so as to adapt them to the instructions received from each of their clients.

PROPOSED RESOLUTION: Item 7 on the Agenda

7 - *Authorisation for derivative acquisition, whether direct or indirect, of the Company's own shares in accordance with legal limits and requisites, rendering ineffective the authorisation granted for derivative acquisition of such shares at the General Meeting of Shareholders held on 21st March 2006, insofar as such authorisation has not been used.*

Authorisation for derivative acquisition of the Company's own shares either directly or through companies controlled by it, and rendering ineffective the authorisation granted at the General Meeting of Shareholders held on 21st March 2006, insofar as such authorisation has not been used, subject to the following limits and requisites:

Modes of acquisition: acquisition by sale and purchase or by way of any other onerous transaction *inter vivos*;

Maximum number of shares to be acquired: shares representing up to 5% of the share capital of Sogecable, S.A., free of all charges and burdens, provided that they are fully paid up, that they are not subject to compliance with any class of obligation and that the face value of the acquired shares is not greater than the said percentage of 5% of the Company's share capital;

Minimum and maximum acquisition prices: the minimum price of acquisition of the shares shall be equal to their face value and the maximum acquisition price equivalent to up to 120% of their quoted value on the date of acquisition;

Duration of authorisation: 18 months as from the date of this resolution.

The shares acquired may be delivered to the beneficiaries of the Options System or of the special remuneration plan referred to in the Sixth Resolution approved by the General Meeting held on 16th May 2000, and also to those designated in the Options Plan approved by the General Meeting held on 13th May 2000.

PROPOSED RESOLUTION: Item 8 on the Agenda

8 - *Granting of authorisation in the widest terms to the Company's Board of Directors to execute and carry out fully the terms of the foregoing Resolutions, expressly including the exercise of the powers of interpretation, rectification and completion thereof and to have them notarised.*

Without prejudice to the other authorisations contemplated in the preceding resolutions, the Board of Directors is hereby granted powers, which it may delegate to the Executive Committee, with the widest scope required by law, to carry out, execute and interpret all the foregoing resolutions, including powers to interpret, rectify and complete them to the extent that may be necessary. It is further resolved to delegate to the Chairman of the Board of Directors, Rodolfo Martín Villa Esq., to the Managing Director, Javier Díaz de Polanco Esq., and to the Secretary, Iñigo Dago Elorza Esq., joint and several powers such that any one of them without distinction may arrange for the resolutions adopted at this Meeting to be formalised and notarised and, in particular, to proceed to lodge at the Mercantile Register certificates of the resolutions approving the annual accounts and allocating the balance, together with the documents required by law, and further to execute such public and private documents as may be necessary to achieve the recording of the resolutions adopted in the Mercantile Register, with further powers of rectification and correction in the light of such observations or reservations, whether verbal or in writing, as the Registrar may intimate.

Rule 12g3-2(b) nº: (82-4981) (viii)

23rd March 2007

NOTICE OF RELEVANT INFORMATION

As of today's date, the Spanish Council of Ministers has authorised, subject to compliance with a number of conditions, the operation of concentration in which SOGECABLE takes exclusive control of Audiovisual Sport, S.L.

The conditions imposed are set out publicly on the Government's website at www.la-**moncloa**.es.

Yours faithfully,

Iñigo Dago
General Secretary

RECEIVED

GENERAL 2011 ... Version 5.1.3

Security Reference

DATA PERTAINING TO:

PERIOD First Half Year YEAR 2006

I. IDENTIFICATION OF ISSUER

Corporate Name:
SOGECABLE, S.A.

Corporate Headquarters:
AVENIDA DE LOS ARTESANOS, NUMBER 6 - 28760 TRES CANTOS, MADRID

Taxpayer ID
A79114815

Parties accountable for data contained herein, offices held, specified authority delegated or powers of attorney under which each individual acts in representation of the company:

Signature:

IÑIGO DAGO ELORZA, Corporate Secretary, Delegation of Authority as per certified instrument dated 02-26-2001, protocol number 655
FERNANDO MARTÍNEZ ALBACETE, Director of Economics and Finance, Delegation of Authority as per certified instrument dated 10-20-2001, protocol number 3475

CONTENTS OF SEMI-ANNUAL DATA
(Indicate with an 'x' if applicable)

			Single	Consolidated
i.	Identification of issuer	0010	x	
ii.	Variation in consolidated group	0020		x
iii.	Basis for submission & evaluation criteria	0030	x	x
iv.	Balance sheet (*)	0040	x	x
v.	Profit & loss (*)	0050	x	x
vi.	Consolidated balance sheet comparison	0060		
vii.	Allocation by activity of net sales volume	0070	x	x
viii.	Headcount	0080	x	x
ix.	Business development	0090	x	x
x.	Loan issue, repayment or write-off	0100		
xi.	Distribution of dividends	0110		
xii.	Significant facts	0120	x	x
xiii.	Explanatory appendix of significant facts	0130	x	x
xiv.	Transactions with affiliated parties	0140	x	x
XV.	Special report of audit	0150		

(*) With respect to consolidated data, the standard balance sheet and profit & loss statement required by current legislation will be the only formats submitted.

II. VARIATION IN THE COMPANIES COMPOSING THE CONSOLIDATED GROUP (1)

In the course of the first six months of the financial year 2006, the following variations in the composition of the SOGECABLE Group have taken place:

-On 8th February, SOGECABLE notified the agreement reached with Warner and Dalbergia, S.L: for the acquisition of their respective holdings in the share capital of CANALSATELITE DIGITAL, S.L. Until that date Sogecable, S.A. had held 85·5% of this company's shares, so that with this operation its holding reached 100% of its share capital. For the purposes of this operation, the General Meeting of Shareholders of Sogecable, S.A. agreed an increase in capital, excluding preferential subscription rights, given that the shares will be paid up by means of the non-monetary consideration of shares in CanalSatelite Digital, S.L. and were therefore allocated to these shareholders. The said increase in capital took place on 31st March 2006 (see Annexe II of Significant Facts of this Periodic Public Information, points 3 and 4). The acquisition of these minority shareholdings in CanalSatelite Digital, S.L. has not led to any change in the method of consolidation of the affiliate company in the Group, which was already in the process of incorporation by way of global integration. After the acquisition of 100% of the share capital of CanalSatelite Digital, S.L., Sogecable will concentrate its pay TV operations in Digital + (CanalSatelite Digital, S.L and DTS Distribuidora de Television Digital, S.A.), which does not involve any changes in shareholdings in the consolidated Group.

-On the same date, SOGECABLE notified the agreement reached with Warner for the purchase of Warner's shareholding in CINEMANIA, S.L., which amounted to 10% of its share capital. By means of this acquisition, Sogecable has reached a direct or indirect holding of 100% of the share capital of Cinemania, S.L. (see Annexe II of Significant Facts of this Periodic Public Information, points 3 and 4). The acquisition of this minority shareholding in Cinemania, S.L. has not led to any change in the method of consolidation of the affiliate company in the Group, as it was already in the process of incorporation by way of global integration.

III. BASIS FOR SUBMISSION & EVALUATION CRITERIA

(In the preparation of the data and information of a financial and accounting nature included in this periodical public report, the principles and criteria of examination and evaluation provided by current regulations for compilation of financial and accounting information contained in the annual financial statements corresponding to the annual period to which the periodical public information published refers shall be applied. If as an exception, generally accepted accounting principles and criteria were not applied to the data and information attached, this fact shall be disclosed and sufficiently supported by circumstances, and include an explanation of the impact that non-application may have on the net worth, financial status and profit & loss of the entity or its consolidated group. In addition, and with a scope similar to the preceding, any modifications in accounting criteria that, where applicable and relating to the latest audited financial results, may have occurred during the preparation of the attached information, shall be mentioned and commented upon. If the same accounting principles, criteria and policy as that applied in the previous financial statement were applied and these coincide with the provisions of current accounting regulations applicable to the firm, this fact shall be specifically indicated. When adjustments or reclassifications to the preceding period occur in accordance with applicable regulations, due to changes to accounting policy, errors corrected or modifications in the classification of entries, this heading shall include that quantitative and qualitative data required for the comprehension of such adjustments and/or reclassifications.)

In the preparation of the financial / accounting information for the first half of the financial years 2006 and 2005 included in this Periodic Public Information, the principles and criteria of acknowledgement and evaluation contemplated in current legislation for the purposes of drawing up information of a financial / accounting nature in the annual accounts for the current period have been applied. These correspond with the accounting principles, criteria and policies employed in drawing up the audited individual and consolidated annual accounts for the financial year 2005.

In this respect, the consolidated financial information for the Sogecable Group is presented according to the International Rules for Financial Information adopted in Europe. The accounting principles, criteria and policies employed in preparing this information are as described in the audited consolidated annual accounts for the financial year 2005.

The individual corporate financial information corresponding to Sogecable, S.A. is presented in accordance with the rules established in the General Accounting Plan. The accounting principles, criteria and policies employed in preparing this information coincide with those described in the audited individual annual accounts for the financial year 2005.

IV. INDIVIDUAL BALANCE SHEET OF THE CORPORATION

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	0200		
I. Start-up Cost	0210	5,396	8,035
II. Intangible Fixed Assets	0220	103,097	113,440
II.1 Leased Property Rights	0221	11,266	11,362
II.2 Other Intangible Fixed Assets	0222	91,831	102,078
III. Tangible Fixed Assets	0230	77,295	79,237
IV. Financial Investment	0240	1,684,843	1,566,771
V. Long Term Equity	0250		
VI. Long Term Accounts Receivable	0255		
B) FIXED ASSETS (2)	**0260**	**1,870,631**	**1,767,483**
C) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**0280**	**28,058**	**27,977**
I. Paid-in Shareholder Equity	0290		
II. Inventory	0300	153,683	153,152
III. Accounts Receivable	0310	283,430	230,360
IV. Temporary Financial Investments	0320	262	70,067
V. Short Term Equity	0330		
VI. Cash & Banks	0340	635	1,168
VII. Adjustments by Period	0350	16,366	15,839
D) WORKING CAPITAL	**0360**	454,376	470,586
TOTAL ASSETS (A+B+C+D)	0370	2,353,065	2,266,046

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	0500	276,865	267,129
II. Reserves	0510	867,645	767,387
III. Prior Year's Profit/Loss	0520	-623,692	-581,534
IV. Annual Profit/Loss	0530	-42,002	-23,401
V. Prepaid Dividends Distributed	0550		
A) NET WORTH (2)	**0560**	**478,816**	**429,581**
B) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	0590	**15,783**	26,583
C) PROVISIONS FOR BORROWING AND EXPENSE	0600	34,940	47,129
I. Debentures and Other Negotiable Securities Issued	0610		
II. Borrowings with Financial Institutions	0615	900,366	1,122,803
III. Intra-group & Affiliate Borrowings	0620		
IV. Accounts Payable	0625		
V. Other Long Term Debt	0630	193,928	220,963
D) LONG TERM BORROWING	**0640**	**1,094,294**	**1,343,766**
I. Debentures and Other Negotiable Securities Issued	0650		
II. Borrowings with Financial Institutions	0655	103,857	2,574
III. Intra-group & Affiliate Borrowings	0660	194,558	156,192
IV. Commercial Accounts Payable	0665	399,993	230,155
V. Other Short Term Debt	0670	18,399	17,909
VI. Adjustments for Period	0680	13,399	12,157
E) SHORT TERM BORROWING (5)	**0690**	**729,232**	**418,987**
F) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**0695**		
TOTAL LIABILITIES (A+B+C+D+E+F)	0700	2,353,065	2,266,046

V. INDIVIDUAL PROFIT/LOSS OF THE CORPORATION

Units: Euros '000		Current Period Amount	%	Prior Period Amount	%
+ Net Revenues (6)	0800	567,368	100.00%	485,840	100.00%
+ Other Income (7)	0810	52	0.01%	38	0.01%
+/-Variance Inventory of Finished Product and In Progress	0820		0.00%		0.00%
= **TOTAL PRODUCTION**	**0830**	**567,420**	100.01%	**485,878**	100,01%
- Net Purchases	0840	-462,561	-81,53%	-320,422	-65,95%
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	0850		0,00%		0,00%
External & Operating Expense (8)	0860	-112,748	-19,87%	-100,306	-20,65%
= ADJUSTED VALUE ADDED	**0870**	**-7,889**	-1,39%	**65,150**	13,41%
+/-Other Expense & Earnings (9)	0880		0,00%		0,00%
- Staff Expense	0890	-43,202	-7,61%	-36,866	-7,59%
= GROSS OPERATING PROFIT/LOSS	**0900**	**-51,091**	**-9,00%**	**28,284**	**5,82%**
- Provision for Depreciation of Fixed Assets	0910	-14,821	-2,61%	-16,332	-3,36%
- Provision for Recoveries	0915		0,00%		0,00%
+/-Variance in Provisions for Working Assets (10)	0920		0,00%		0.00%
= NET OPERATING PROFIT/LOSS	**0930**	**-65,912**	**-11,62%**	**11,952**	**2,46%**
+ Interest Income	0940	15,124	2,67%	25,258	5,20%
- Interest Expense	0950	-44,146	-7,78%	-55,392	-11,40%
+ Capitalized Interest & Differences in Exchange	0960		0,00%		0.00%
+/- Reserve for Amortization & Depreciation (11)	0970		0,00%		0.00%
= PROFIT/LOSS ON REGULAR OPERATIONS	**1020**	**-94,934**	**-16,73%**	**-18,182**	**-3,74%**
+/- Profit/Loss from Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (12)	1021		-0,00%	-	0,00%
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	1023	24,211	4,27%	-2,514	-0,52%
+/- Profit/Loss from Share & Debenture Trading (14)	1025		0,00%		0,00%
+/- Prior Period Profit/Loss (15)	1026		0,00%		0,00%
+/- Other Special Profit/Loss (16)	1030	6,592	1,16%	136	-0,03%
= PRE-TAX PROFIT/LOSS	**1040**	-64,131	-11,30%	-20,560	-4,23%
+/- Income Tax	1042	22,129	3,90%	-2,841	-0,58%
= CURRENT PERIOD PROFIT/LOSS	**1044**	**-42,002**	**-7,40%**	**-23,401**	**-4,82%**

IV. CONSOLIDATED GROUP BALANCE SHEET

(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	1200		
I. Start-up Cost	1210		
II. Intangible Fixed Assets	1220		
II.1 Leased Property Rights	1221		
II.2 Other Intangible Fixed Assets	1222		
III. Tangible Fixed Assets	1230		
IV. Financial Investment	1240		
V. Long Term Equity in Controlling Entity	1250		
VI. Long Term Accounts Receivable	1255		
B) FIXED ASSETS (2)	**1260**		
C) CONSOLIDATED GOODWILL	**1270**		
D) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**1280**		
I. Paid-in Shareholder Equity	1290		
II.Inventory	1300		
III.Accounts Receivable	1310		
IV.Temporary Financial Investments	1320		
V. Short Term Equity in Controlling Entity	1330		
VI.Cash & Banks	1340		
VII. Adjustments by Period	1350		
E) WORKING CAPITAL	**1360**		
TOTAL ASSETS (A+B+C+D+E)	**1370**		

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	1500		
II.Reserves Controlling Entity	1510		
III.Reserves Consolidated Companies (17)	1520		
IV. Differences in Exchange (18)	1530		
IV.Annual Profit/Loss Controlling Entity	1540		
V. Prepaid Dividends Distributed	1550		
A) NET WORTH	**1560**		
B) EXTERNAL PARTNERS	**1570**		
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	**1590**		
E) RESERVES FOR RISK AND EXPENSE	**1600**		
I. Debentures and Other Negotiable Securities Issued	1610		
II.Borrowing with Financial Institutions	1615		
III.Long Term Accounts Payable	1625		
IV.Other Long Term Debt	1630		
F) LONG TERM BORROWING	**1640**		
I. Debentures and Other Negotiable Securities Issued	1650		
II.Borrowings with Financial Institutions	1655		
III.Commercial Accounts Payable	1665		
IV.Other Short Term Debt	1670		
V. Adjustments for Period	1680		
G) SHORT TERM BORROWING (4)	**1690**		
H) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**1695**		
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**1700**		

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000		Current Period Amount	%	Prior Period Amount	%
+ Net Revenues (6)	1800				
+ Other Income (7)	1810				
+/-Variance Inventory of Finished Product and In Progress	1820				
= **TOTAL PRODUCTION**	**1830**				
- Net Purchases	1840				
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	1850				
External & Operating Expense (8)	1860				
= **ADJUSTED VALUE ADDED**	**1870**				
+/-Other Expense & Earnings (9)	1880				
- Staff Expense	1890				
= **GROSS OPERATING PROFIT/LOSS**	**1900**				
- Provision for Depreciation of Fixed Assets	1910				
- Provision for Recoveries	1915				
+/- Variance in Provisions for Working Assets (10)	1920				
= **NET OPERATING PROFIT/LOSS**	**1930**				
+ Interest Income	1940				
- Interest Expense	1950				
+ Capitalized Interest & Differences in Exchange	1960				
+/- Reserve for Amortization & Financial Provisions(11)	1970				
+/- Profit/Loss on Differences in Exchange (19)	1980				
+/- Profit Sharing in Companies	1990				
- Amortization of Consolidated Goodwill	2000				
+ Reversal of Negative Differences From Consolidation	2010				
= **PROFIT/LOSS ON REGULAR OPERATIONS**	**2020**				
+/- Profit/Loss from Intangible Fixed Assets,Tangible Fixed Assets and Control Portfolio (12)	2021				
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	2023				
+/- Profit/Loss from Share & Debenture Trading (14)	2025				
+/- Prior Periods Profit/Loss (15)	2026				
+/- Other Special Profit/Loss (16)	2030				
= **PRE-TAX CONSOLIDATED PROFIT/LOSS**	**2040**				
+/- Income Tax	2042				
= **CURRENT PERIOD CONSOLIDATED PROFIT/LOSS**	2044				
+/- Profit/Loss from ExternalPartners	2050				
= **CURRENT PERIOD PROFIT/LOSS FROM CONTROLLING ENTITY**	**2060**				

IV. CONSOLIDATED GROUP BALANCE SHEET
(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

		Current Period	Prior Period
I. Tangible Fixed Assets	4000	183,699	206,448
II. Real Estate	4010		
III. Goodwill	4020	88,332	11,006
IV. Other Intangible Fixed Assets	4030	300,923	368,775
V. Non-current Financial Assets	4040	5,562	7,202
VI. Investments Booked by Holding Method	4050	14,475	24,244
VII. Biological Assets	4060		
VIII. Deferred Tax Payments	4070	1,306,141	1,300,829
IX. Other Non-Current Assets	4080	12,527	15,016
A) NON-CURRENT ASSETS	**4090**	**1,911,659**	**1,933,520**
I. Biological Assets	4100		
II. Inventory	4110	161,273	163,475
III. Commercial & Other Accounts Receivable	4120	308,062	224,947
IV. Other Current Financial Assets	4140		
V. Tax Credit on Current Earnings	4150		
VI. Other Current Assets	4160	14,290	12,737
VII. Cash & Other Equivalent Liquidity	4170	13,516	91,258
Sub-total Current Assets	**4180**	**497,141**	**492,417**
VIII. Non-current Assets Classified for Sale and from Discontinued Business Activities	4190		
B) CURRENT ASSETS	**4195**	**497,141**	**492,417**
TOTAL ASSETS (A+B)	**4200**	**2,408,800**	**2,425,937**

LIABILITIES & CURRENT NET WORTH		Current Period	Prior Period
I. Capital	4210	276,865	267,129
II. Other Reserves (20)	4220	711,729	614,089
III.Cumulative Earnings (21)	4230	-591,030	-581,969
IV. Other Instruments of Net Worth	4235		
V. Less: Own Equity	4240		
VI. Differences in Exchange	4250		
VII.Other Value Dating Adjustments	4260		
VIII.Reserves for Revaluation of Non-current Assets classified as maintained for sale or discontinued business activity	4265		
IX. Less: Prepaid Dividends	4270		
SHAREHOLDERS' EQUITY IN CONTROLLING ENTITY	**4280**	**397,564**	**299,249**
X. Minority Holdings	4290	3,579	28,628
A) SHAREHOLDERS' EQUITY	**4300**	**401,143**	**327,877**
I. Debentures and Other Negotiable Securities Issued	4310		
II. Borrowings with Financial Institutions	4320	891,170	1,116,199
III.Other Debt	4330	197,242	221,252
IV. Liability for Deferred Tax Payments	4340	86,424	103,955
V. Reserves	4350	30,784	45,402
VI. Other Non-current Liabilities (22)	4360	20,086	45,899
B) NON-CURRENT LIABILITIES	**4370**	**1,225,706**	**1,532,707**
I. Debentures and Other Negotiable Securities Issued	4380		
II. Borrowings with Financial Institutions	4390	132,092	5,089
III.Commercial & Other Accounts Payable	4400	610,404	451,063
IV. Other Financial Liabilities	4410		
V. Reserves	4420		
VI. Liability for Tax Due on Current Earnings	4430		
VII.Other Current Liability	4440	39,455	109,201
Sub-total Current Liabilities	**4450**	**781,951**	**565,353**
VIII.Liabilities directly associated to Non-current Assets: classified for sale or discontinued business activity	4465		
C) CURRENT LIABILITIES	**4470**	**781,951**	**565,353**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A+B+C)	4480	2,408,800	2,425,937

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Euros '000

		Current Period		Prior Period	
		Amount	%	Amount	%
+ Net Revenues (6)	4500	856,528	100,00%	775,596	100,00%
+ Other Income (7)	4510	1,786	0,21%	1,788	0,23%
+/-Variance Inventory of Finished Product and In Progress	4520		0,00%		0,00%
- Purchases	4530	-517,722	-60,44%	-402,527	-51,90%
- Staff Expense	4540	-69,264	-8,09%	-61,281	-7,90%
- Reserve for Amortization	4550	-111,721	-13,04%	-122,525	-15,80%
- Other Expense	4560	-157,011	-18,33%	-133,862	-17,26%
= OPERATING PROFIT/LOSS	**4570**	2,596	0,30%	57,189	-7,37%
+ Interest Income	4580	278	0,03%	1,372	0,18%
- Interest Expense	4590	-30,803	-3,60%	-47,008	-6,06%
+/-Differences in Exchange (net)	4600	1,195	0,14%	-533	-0,07%
+/-Profit/Loss from Variations in ReasonableValue of Financial Instruments (net)	4610	-1,856	-0,22%	1,001	0,13%
+/-Profit/Loss from Variations in ReasonableValue of Non-financial Assets (net)	4620		0,00%		0,00%
+/-Profit/Loss in the Loss/Recovery In Asset Value (net)	4630	-6	-0,00%	433	0,06%
+/-Sharing in Current Profit/Loss by Subsidiaries under Sharing Method of Accounting	4640	-2,849	-0,33%	-4,173	-0,54%
+/-Profit/Loss in Sale of Non-current Assets or Revaluation of Non-current Assets Classified as Maintained for Sale not Included among Suspended Business Activities (net)	4650	-1	0,00%	114	0,01%
+/-Other Profit/Loss (net)	4660		0,00%		0,00%
= PRETAX PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4680**	-31,446	-3,67%	-8,395	1,08%
+/-Tax on Earnings	4690	11,454	1,34%	-11,717	1,51%
= CURRENT PERIOD PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4700**	-19,992	-2,33%	-3,322	-0,43%
+/-Profit/Loss after Taxes on Discontinued Business Activity (23)	4710		0,00%	-	0,00%
= CURRENT PERIOD PROFIT/LOSS	**4720**	-19,992	-2,33%	-3,322	-0,43%
+/-Minority Holdings	4730	4,262	0,50%	6,052	0,78%
= PROFIT/LOSS ALLOCATED TO SHAREHOLDERS' EQUITY IN THE CONTROLLING ENTITY	**4740**	-15,730	-1,84%	2,730	0,35%

VI. COMPARATIVE CONSOLIDATED GROUP BALANCE SHEET

(COMPARISON BETWEEN CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE AND INTERNATIONAL STANDARDS FOR FINANCIAL REPORTING)

Units: Euros '000

ASSETS		START PERIOD 2005	CLOSE PERIOD 2004
I. Start-up Cost	5000		
II. Intangible Fixed Assets	5010		
III.Real Estate	5020		
IV. Goodwill	5030		
V. Other Intangible Fixed Assets	5040		
VI. Non-current Financial Assets	5050		
VII.Long Term Equity in Controlling Entity	5060		
VIII.Other Non-current Assets	5070		
A) LONG TERM NON-CURRENT ASSETS	**5080**		
B) EXPENSE ALLOCATED TO DIFFERENT PERIODS	**5090**		
I. Inventory	5100		
II. Commercial & Other Accounts Receivable	5110		
III Other Current Financial Assets	5120		
IV. Short Term Equity in Controlling Entity	5130		
V. Other Current Assets	5140		
VI. Cash & Other Equivalent Liquidity	5150		
Sub-total	**5160**		
VII.Non-current Assets Classified for Sale and from Suspended Business Activities	5170		
TOTAL ASSETS (A+B+C)	**5180**		

LIABILITIES & SHAREHOLDERS' EQUITY		START PERIOD 2005	CLOSE PERIOD 2004
I. Capital	5190		
II. Reserves	5200		
Special adjustment against reserves for conversion to IFRR (*)	5210		
III.Other Instruments of Shareholders' Equity	5215		
IV. Less: Own Equity	5220		
V. Value Dating Adjustments	5230		
VI. Current Profit/Loss	5240		
VII.Less: Prepaid Dividends	5250		
A) SHAREHOLDERS' EQUITY AS PER NATIONAL STANDARDS IN THE CONTROLLING ENTITY	**5260**		
B) MINORITY HOLDINGS	**5270**		
TOTAL SHAREHOLDERS' EQUITY AS PER IFRR (A+B+C)	**5280**		
C) NEGATIVE CONSOLIDATION DIFFERENCE	**5290**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS	**5300**		
I. Debentures and Other Negotiable Securities Issued	5310		
II. Borrowings with Financial Institutions	5320		
III.Reserves	5330		
IV. Other Non-Current Assets	5340		
E) LONG TERM NON-CURRENT LIABILITIES	**5350**		
I. Debentures and Other Negotiable Securities Issued	5360		
II. Borrowings with Financial Institutions	5370		
III.Commercial & Other Accounts Payable	5380		
IV. Reserves	5390		
V. Other Current Liabilities	5400		
Sub-total	**5410**		
VI. Liabilities directly associated to Non-current Assets: classified as maintained for sale or suspended business activity	5420		
F) SHORT TERM CURRENT LIABILITIES	**5425**		
TOTAL LIABILITIES & NET WORTH (A+B+C+D+E+F)	**5430**		

(*) Information only: balances are not computer arithmetically for calculation of "Net Worth as per IFRR.

VII.BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current Period	Prior Period	Current Period	Prior Period
	2100				
Subscribers	2105	194,314	211,222	539,354	538,912
Advertising	2110	96,803	37,275	97,406	39,637
Miscellaneous	2115	276,251	237,343	219,768	197,047
	2120				
	2125				
	2130				
	2135				
	2140				
(*)Finished Project Pending Authorization	2145				
Total Breakdown of Revenues	**2150**	**567,368**	**485,840**	**856,528**	**775,596**
Domestic Market	2160	567,368	485,840	856,528	775,596
Exports:					
to European Union	2170				
to O.E.C.D. Countries	2173				
to Other Nations	2175				

(*) For completion only by Construction Firms

VIII. AVERAGE CURRENT PERIOD HEADCOUNT

		INDIVIDUAL		CONSOLIDATED	
		Current Period	Prior Period	Current Period	Prior Period
TOTAL HEADCOUNT	3000	1,290	1,153	1,903	1,726

IX. BUSINESS DEVELOPMENT

(In addition to compliance with the terms of instructions for completion of this semi-annual reporting, all information under this heading shall specifically mention the following aspects: development of revenue streams and costs related to such income; breakdown and analysis of the main operations leading to special financial results, if applicable; remarks on major investment and divestment transactions together with an explanation of their impact on the corporate management fund and particularly on cash management of the company; sufficient explanation regarding the nature and impact of the accounting entries that may have lead to significant variation on revenues or on corporate financial results during the semi-annual period with respect to results published in the preceding period. In addition, any entities submitting balance sheet and profit & loss statement for the consolidated group in accordance with the ratified IFRR shall report in detail regarding any transactions with significant impact on the corporate or group financial position, profit & loss or shareholders' equity as a consequence of any deterioration of assets or reversal of such trend, reasonable revaluation of assets and liabilities, including derivatives and hedging transactions, differences from exchange of foreign currency, reserves, market mix, operations classified as "discontinued business", or any other such transactions with over-reaching effects, together with a description of the material variations under the heading "Non-Current Assets Classified as For Sale and Discontinued Business Activity" and related liabilities, of the significant variation in the risk undertaken together with transactions aimed at mitigating exposure, and facts subsequent to the closing date, that albeit of relevance, are not reflected in the financial reporting submitted. Finally, a clear distinction shall be made between remarks pertaining to consolidated financial statements and comments applicable to individual financial statements.)

PLEASE SEE APPENDIX I

X.1) ISSUE, AMORTIZATION OR WRITE-OFF OF CREDIT

(This heading shall contain individual information concerning each issue, amortization or write-off of credit booked from the beginning of the period shall be submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue, amortization or write-off as indicated below. This reporting shall be submitted separately for each issue or placement of securities requiring publication of a prospectus for filing with any Jurisdictional Authority (24) of any member nation of the European Union as well as those exempt from this requirement, with a distinction made between each issue, amortization or write-off. In the case of issues, amortization or write-offs carried out by affiliates or any other company different from the controlling entity, subsidiaries or multi-group enterprises, such reporting shall be included only to the extent that the issue or write-off were backed-in whole or in part—by the controlling entity or by any other subsidiary or multi-group enterprise. The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

				Features of the Issue, Amortization or Write-Off of the Loan								
Issuer	*Relation (29)*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued(31)*

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Not Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

				Features of the Issue, Amortization or Write-Off of the Loan								
Issuer	*Relation (29)*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued(31)*

X.2) THIRD-PARTY ISSUES UNDER GROUP GUARANTEE

(This heading shall contain individual information concerning each issue, amortization or write-off of credit guaranteed from the beginning of the period and submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue or placement reported above under heading X.1. For those cases in which a subsidiary or other company consolidated to the group apart from the controlling entity or any other subsidiary or multi-group enterprise has furnished a guarantee, the information shall be included only if a calling-in of the guarantee would have a material affect (32) upon consolidated financial statements.

The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

				Features of the Issue, Amortization or Write-Off of the Loan								
Issuer	*Relation (33)*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued(31)*

XI.) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Report dividends paid out from the start of the financial period)

			Per cent of Nominal Value	Euros per Share	Amount Euros '000
1.	Common Shares	3100			
2.	Preferred Shares	3110			
3.	Redeemable Shares	3115			
4.	Shares with no Voting Rights	3120			

Additional information regarding distribution of dividends (prepaid, complementary, etc.)

Appendix under sheet G-11b

XII.) SIGNIFICANT FACTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings of equity in companies listed on the Stock Exchange determining the obligation to report according to terms of section 53 of the Securities Trading Act (Five per cent and multiples thereof.	3200		X
2.	Buyback of shares determining the obligation to report under the additional regulation number 1 of the Law of Corporations (One per cent).	3210		X
3.	Other significant increases or decreases in capital expenditure (holdings in excess of 10% in unlisted companies, major investments and divestments, etc.)	3220	X	
4.	Increases and decreases to share capital or nominal share value.	3230	X	
5.	Issue, amortization or write-off of loans.	3240		X
6.	Changes in the Management or Board of Directors.	3250	X	
7.	Amendments to Corporate By-laws.	3260	X	
8.	Conversions, Mergers, Spin-offs	3270		X
9.	Changes to institutional regulation in the sector significantly impacting the economic or financial position of the Corporation or the Group.	3280		X
10.	Lawsuits and other legal action or proceedings that may affect the net worth of the Corporation or the Group.	3290		X
11.	Bankruptcy proceedings, receivership, etc.	3310		X
12.	Special agreements involving restriction, assignment or waiver, either in whole or in part, of the political and economic rights conferred by equity shares in the Corporation.	3320		X
13.	Strategic agreements with domestic or international groups (exchange of stock packages).	3330		X
14.	Other significant facts.	3340		X

(*) Indicate by 'X' in each corresponding box, and if affirmative, attach explanatory appendix reflecting the date of reporting to the National Securities Trading Board and 'SRBV'.

Additional Information Regarding Dividend Distribution
(prepaid, complementary, etc.).

The SOGECABLE Group did not distribute dividends between first January to end July 2006 period.

XIII. EXPLANATORY APPENDIX CONCERNING SIGNIFICANT FACTS

PLEASE SEE APPENDIX II.

XIV. TRANSACTIONS WITH RELATED PARTIES (34)

Reporting under this heading is subject to the provisions of Order EHA/3050/2004 dated September 15, concerning reporting of transactions with related parties (35) to be provided by the corporations issuing negotiable securities listed in official secondary markets in accordance with guidelines for the preparation and submission of semi-annual reporting.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE CORPORATION

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (39)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)
016	Funding agreements: loans	Individual	Prior	193,925	-0-	Canceled August 2012	Telefónica de Contenidos SAU
21	Interes not paid	Individual	Current	10,023	-0-	curr.per	Telefónica de Contenidos SAU
010	Services rendered	Aggregate Information	Current	12,894	-0-	curr.per	Grupo Prisa
009	Services rendered	Aggregate Information	Current	2,475	-0-	curr.per	Grupo Telefónica
015	License Agreed	Individual	Current	3,000	-0-	curr.per	Vivendi Universal

Other Considerations (43)

The transaction description of "Services rendered" (Consolidated reporting) with the PRISA and Telefónica Groups incorporates net balances for reciprocal services rendered between the Sogecable Group, the PRISA Group and the Telefónica Group respectively.

2. TRANSACTIONS WITH MANAGEMENT AND DIRECTORS OF THE CORPORATION (38)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (38)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)
026	Compensation	Consolidated	Current	1,700	-0-	C/p	Board of Directors
026	Compensation	Consolidated	Current	3,827	-0-	c/p	Management Committee/ Executive
010	Services rendered	Individual	Current	100	-0-	c/p	Director Mr.Gregorio Marañón Bertrán de Lis

3. TRANSACTIONS WITH PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (39)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)

Other Considerations (43)

4. TRANSACTIONS WITH RELATED PARTIES (36)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (38)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)

XV. SPECIAL REPORT OF AUDIT

(This heading should be completed for the semi-annual reporting pertaining to the period following the most recent period closed and audited, and is applicable to all corporate issuers that in accordance with the terms of paragraph eighteen of the Ministerial Order dated January 18, 1991, are required to submit a special Report of Audit in cases in which the audit report of the annual financial statements of the preceding prior year expresses a denial to formulate an opinion, an adverse opinion or reports findings and exceptions. Mention shall be made that the above-mentioned Special Report of Audit is attached to the semi-annual reporting package, together with copies of the information or statements provided or expressed by Corporate Executive Management concerning the updated situation of the findings and exceptions of the auditor in the Report of Audit of the annual financial statements of the prior period, that according to applicable Technical Audit Regulations, would be the basis for preparation of subject special report.)

INSTRUCTIONS FOR PREPARATION OF THE SEMI-ANNUAL REPORT (GENERAL)

--The numeric data requested—unless indicated to the contrary—shall be expressed in thousands of Euros, without decimals, and balanced by rounding off.

--Negative figures shall be expressed with a minus sign (-) preceding the figure in question.

--Unless indicated to the contrary, the period of the prior year should appear beside each numeric amount.

--International financial regulations ratified (IFRR) shall be understood to be those ratified by the European Commission pursuant to the procedure established by EC Regulation 1606/2002 of the European Parliament and Council on July 19, 2002.

--The financial reporting contained in this package shall be completed according to regulations and accounting standards in matters of reconciliation and value dating applicable to the entity for preparation of the financial statements of the annual period to which the periodic public reporting submitted refers.
Up to the annual periods commencing January 1, 2007, all companies with the exception of credit institutions that through the application of provisions of the Commercial Code are required to formulate annual consolidated accounting statements, and at the annual closing date for the period have issued only fixed income corporate obligations listed on a Stock Exchange, and have chosen to continue application of the standards contained in article three, title III of book one of the Commercial Code and subsequent related regulations, as long as during any prior year the IFRR ratified had not been applied, shall submit public periodic reporting on forms appearing in paragraphs IV and V referring to the current domestic accounting standards.

--Reporting for inclusion under the heading Business Development shall be adequate for the forming of an opinion by investors, with sufficient foundation regarding the business in which the company engages and the financial results obtained during the period covered by the financial highlights, as well as the financial situation and other essential information concerning the general course of business of the firm.

--Definitions:

(1) Variations in the companies comprising the consolidated group: these shall be compiled solely for those companies that have been included in or excluded from the consolidation process with respect to the consolidated annual financial statements of the most recently closed period.

(2) The various heading making up Capital Expenditure shall reflect net cumulative amortization and reserves.

(3) Expense distributed over several periods shall include expense related to the formalization of debt issuance (costs of issue and modification of corporate bonds and formalization of debt, including the certification, taxation, printing of certificates and other similar expense), deferred interest expense on negotiable securities (the difference between the redemption amount and the price of issue of the corporate bonds and other analogous liabilities) and the deferred interest expense (the difference between the redemption amount and the amount received in debt other than that represented by the corporate bonds). Moreover, companies in the electricity sector shall include prorated accounts that pertain to their sector.

(4) Earnings distributed over several periods shall include capital subsidies, positive differences of exchange, deferred interest income (interest incorporated to the nominal value of commercial credit granted, imputed to profit & loss over the course of future periods) together with other income allocated over several periods.

(5) The portion of long term debt maturing in less than 12 months shall be reclassified under the appropriate heading, in the line "Short Term Accounts Payable".

(6) The net amount of business revenues shall incorporate amounts from the sale of products and services corresponding to the regular business of the company, deducting sales rebates and discounts, together with value-added tax and other taxes directly related to subject revenues.

(7) Operating income shall be reported under the heading "Other Earnings", together with work carried out by the company on capital expenditure items (excepting interest and capitalized differences in exchange) and operating subsidies (do not report capital subsidies assigned to profit/loss for the period).

(8) The heading "Outsourcing & Operating Expense" shall report:
--Work performed by other firms, outsourcing of services (leasing, repair work, transportation, insurance, power, etc.); taxes (excepting income tax) and other operational expense.
--Provisions to reserves for operating risk and costs (large-scale repairs, etc.; excluding reserves for retirement pensions and similar liability that shall be imputed to "Staff Expense".

(9) Other expense and income shall comprise the profit or loss corresponding to non-managerial partners in operations regulated under articles 239 to 243 of the Commercial Code and other analogous common operations.

(10) Variation in the provisions of working capital shall be comprised of the contributions booked inn the period, deducting overruns and the pertinent application of funds allocated to perform corrections in value for reversible depreciation in stocks, customer liability and accounts receivable. The figures for losses due to customer insolvency and past due accounts receivable shall also be reflected.

(11) Amounts reserved for amortization and interest payable shall include the contributions booked during the period, deducting any overruns and the pertinent application of funds reserved allocated to perform corrections in value for reversible depreciation in movable property (excepting amounts corresponding to equity holdings in group companies or affiliates) and other negotiable securities, as well as non-commercial short- and long-term credit.

(12) The Profit or Loss from intangible and tangible fixed assets and control inventory shall be comprised of the profits and losses resulting from the sale or transfer of intangible or tangible fixed assets and long-term equity holdings in group companies, affiliates or multi-group enterprises, or due to total or partial withdrawal from inventory resulting from irreversible depreciation losses on such assets.

(13) Variation in reserves for intangible and tangible fixed assets and control inventory shall be comprised of contributions booked during the period, with deduction of overruns and pertinent application of funds allocated for the correction of valuations further to reversible depreciation of intangible and tangible fixed assets, as well as long-term equity holdings in group companies and affiliates.

(14) Profit or Loss from company stock and bond transactions shall be comprised of the profits or losses resulting from the amortization of bonds and debentures or the sale of stock and bonds issued by the company.

(15) Profit or Loss from prior periods shall be comprised of the significant profit or loss pertaining to the prior periods in question, that in view of their relative importance, cannot be booked due to their very nature.

(16) Other special profit or loss shall be comprised of:
--The amount of capital subsidies transferred to profit or loss for the period.
--Special earnings and expense of any significant amount, not considered as periodic further to evaluation of projected future profit or loss of the company.

(17) The Reserves of consolidated companies shall include both amounts corresponding to companies consolidated by the global integration method or proportionately, as well as those pertaining to companies consolidated through offset methodology.

(18) and (19) The headings for Profit or Loss and differences in exchange (these appear only in the consolidated version) shall be comprised of the differences of exchange arising from the conversion of balances of foreign exchange held by consolidated companies (both under the global or proportional integration as well as the offset method).

20) Other Reserves: This heading shall include the reporting of reserves for revaluation of tangible and intangible assets as well as other reserves differentiated from those of cumulative earnings.
(21) Cumulative Earnings: This heading shall include the reporting of undistributed (to shareholders) profit/loss from the current or prior periods.
(22) Other Non-current Liabilities: Among other entries, this heading shall be comprised of post-employment obligations with employees and other long term compensation.
(23) Profit/loss after Taxes of Discontinued Business Activities (Net): Report under this heading the net figure of taxes corresponding to:
(i) Profit/loss after taxes of discontinued business;
(ii) Profit/loss after taxes recognized as reasonable valuation less cost of sale, or, assignment or disposal by means other than sale of the assets or transferable elements constituting the discontinued business activity.
(24) Jurisdictional Authority of a member nation of the European Union: as designated by the Member Nation of origin as defined under section 2.1m of Directive 2003/71/CE of the European Parliament and Council dated November 4, 2003, concerning the prospectus that shall be published in cases of public offering or listing of securities on a stock exchange.
(25) Issue of securities on the money market: for the purposes of this Circular, these shall be considered as any issues of securities with a high liquidity, under the necessary condition that the issue be listed and traded on an organized secondary market—official or otherwise—and that the result of trading in such securities may be expeditiously realized, and the term of maturity or amortization schedule be equal or less than eighteen months.
(26) Grouping of Issues or Placement: grouping shall be done by total outstandings at the reference date for the public reporting package for the period providing average values for those headings referring to interest rates, maturity and credit ratings, or other values as long as these are more significant.
(27) Transaction: the transaction shall be classified with one of the following codes, depending on the nature of the transaction. "I" = Issue, "R" = Redemptions, "W" = Write-offs.
(28) Special Function Entity (special funding vehicle): entities of any type, whether they belong to the group of the borrower or not, are required to file periodic public reporting, that is created to service a specific objective and is clearly pre-defined (for example, to carry out a leasing operation, research and development or asset securitization), whatever the legal configuration may be, and usually the object of legal conditions imposing strict limitations—sometimes permanent—upon the authority that the governance bodies, directors or executives may exert upon the activity of such an entity.
(29) Relationship (issues, redemptions or write-offs of credit): the type of relationship with the reporting company shall be reported under this heading: controlling entity, dependent, multi-group, affiliate, or any other company included within the consolidation confines.
(30) ISIN (International Securities Identification Numbering System): the corresponding ISIN number shall be reported for issues to which the code has been assigned. If this is not the case, insert "N/A".
(31) Guarantees furnished: The type of guarantee furnished shall be indicated together with the guarantor company.
(32) Guarantees that may materially affect the financial statements: for purposes of this reporting package, exercise of the guarantee shall be considered as materially affecting the firm if omission or erroneous mention of the impact of execution of the surety in the reporting context might influence the economic decisions of the user of such reporting, individually or collectively.
(33) Relationship (Issues by third parties with group backing): this section shall reflect the nature of the relationship existing between the entity filing the periodic public reporting package or any company falling within the distinction of the consolidation, and the entity receiving the guarantee to back its issue or placement of securities, whichever this may be. If applicable, the relationship between the corporate guarantor and the borrower required to file the periodic public reporting package.

(34) Related Parties: a party shall be considered related to another when one of the two, or a group acting in concert exercises or has the possibility of exercising control over the other company, or a significant influence in the financial and operational decision making process of the other, either directly or indirectly, or through agreements or covenants between shareholders.
The existence of control is presumed when one of the factors is present specified in section 4 of Law 24/1988 dated July 28 regarding Securities Trading.
Significant influence is understood as that which allows the party exercising such influence for the outcome of financial and operational decisions of the company, although the party does not control the company. For purposes of this Circular, the existence of significant influence is evidenced—unless proven otherwise—by one or several of the circumstances below:
a) Representation on the Board of Directors or equivalent management body of the company in which the interest is held;
b) Participation in policy setting processes between the parties involved in decision-making concerning dividends and other distributions;
c) Transactions of relative importance between the investor and the company in which the interest is held;
d) Exchange of executive management; or,
e) Supply of essential technical information.
Notwithstanding the above, in order to establish the existence of significant influence, if applicable, the contents of Directive 2002/87/CE dated December 16 must be taken into account.
(35) Related transactions: Order EHA/3050/2004 dated September 15, considers related transactions as those involving the transfer of resources, services or obligations between related parties, independently of whether or not a reciprocal service was provided. Reporting of transactions between companies or entities of the same consolidated group shall not be required as long as such activity was eliminated during the process of compiling the consolidated financial data and forms part of the usual inter-company activity with respect to purpose and conditions. Reporting of transactions that involve part of the regular course of business of the company and are undertaken under normal market conditions, being of little transcendence, is not required either, with the understanding that by this, reference is made to transactions which if disclosed would not impact either the faithful image of corporate net worth, the financial status or the results of the company.
(36) Reporting concerning related parties shall be broken down under the headings established in paragraph four of Order EHA/3050/2004 dated September 15. For the purposes of paragraph four letter (C) of subject Order, only those transactions taking place between related parties affecting the reporting entity or group shall be reported.
(37) Transaction code and description: in all cases it shall be necessary to report the following types of interlocking transactions, the encoding of which is listed in the following table:

<u>Transaction Code</u>

001 Goods purchased (finished or not)
002 Goods sold (finished or not)
003 Purchase of tangible fixed assets
004 Purchase of intangible fixed assets
005 Purchase of fixed financial assets
006 Sale of tangible fixed assets
007 Sale of intangible fixed assets
008 Sale of fixed financial assets
009 Services rendered
010 Services received
011 Joint contracts
012 Leasing agreements
013 Franchising agreements
014 Technology transfers: research & development
015 Licensing agreements
016 Funding agreements: Loans
017 Funding agreements: Capital increases (cash or specie)
018 Funding agreements: Other (explain)
019 Interest income

020 Interest paid
021 Accrued interest-not disbursed
022 Accrued interest-not collected
023 Distribution of dividends and other profits
024 Bonds and guarantees
025 Management agreements
026 Compensation
027 Indemnification
028 Contribution to pension plans and life insurance
029 Services requiring compensation with financial equity instruments (stock options, convertible debentures, etc.
030 Commitments for buy options
031 Commitments for put options
032 Other instruments involving transfer of resources or obligations between the company and the related party
033 Other (explain)

(38) Consolidated reporting (C) or Individual reporting (I): the data reported in the table shall be aggregated when dealing with entries of similar content. Nevertheless, individual data shall be reported regarding any transactions deemed significant due to the amount involved or key to an overall understanding of the periodic public reporting package. With respect to reporting of a transaction either deemed significant due to its amount or key to an overall understanding of the financial statements, applicable criteria shall be as specified under paragraph five of Order EHA/3050/2004 dated September 15 regarding the reporting of transactions with related parties.

Significant transactions with related parties due to the amount shall be considered as those exceeding the turnover or regular business volume of the company, of a significant nature based on the parameters established under Directive 2002/87/CE dated December 16. For the purposes of this Circular, if applicable, related transactions significant for their amount shall be considered as those requiring a breakdown in order to fully comprehend the real nature of the financial reporting contained therein.

On the other hand, transactions pertinent to the full comprehension of the periodic public reporting are considered to be those in which members of the Board of Director and the issuing company or any other group company intervenes either directly or indirectly, outside the sphere of regular turnover or business activity, and not transacted under normal market conditions.

(39) Current (cu)/Prior (Pr): period in which transaction originated. This reporting shall include not only the deals transacted since the beginning of the financial period up to the closing date for the reporting period of the periodic public reporting package (Cu), but also those transacted prior to the commencement of the financial period which have not yet reached maturity (Pr).

(40) Profit/Loss: profit or loss accrued refers to the difference between book value and the transaction price.

(41) Conditions and terms of payment: should the reporting be submitted as consolidated, it shall be classified based on the term remaining until maturity of the transaction; i.e., Short Term (ST) or Long Term (LT). If, on the contrary the reporting is individual, the term must be specified as well as the payment conditions corresponding to the specific transaction.

(42) Related party(ies): if the reporting is individual, the title or corporate name of the related party(ies) to the transaction shall be specified. It is not necessary to complete this field if the reporting is done on an aggregate basis.

(43) Other considerations: this heading shall provide information concerning pricing policies in place, guarantees furnished and received, as well as any other aspect of the transaction aiding in the appropriate interpretation of the transaction in question, including data regarding transactions not conducted under market conditions. For the latter, the profit or loss shall be reflected as booked by the reporting entity or its group if the transaction was conducted at market prices.

July 18th 2006

SOGECABLE

Consolidated results as of June 30th 2006
First Half of 2006

HEADLINES

- Sogecable's results show profits of 4.4 million euros in the second quarter of 2006. As of June 30th 2006, Sogecable's net results are losses amounting to 15.7 million euros, in comparison to 2.7 million euros profits as of the end of the first half of 2005.

- As of June 30th 2006, Sogecable's EBITDA amounts to 114.3 million euros. EBITDA for pay television activities reached 160.4 million euros as long as Cuatro showed negative results of 46.1 million euros.

- **DIGITAL+** continued to increase its pay television subscriber base by adding 4,200 net new customers. As of June 30th 2006, 1,990,000 households enjoy Sogecable's pay television services.

- **Cuatro** continues growing its audience share steadily month after month. The average audience share for the month of June reached 7.5%. During football matches of Germany World Cup shown in the month of June, **Cuatro** reached a cumulative audience of 32.4 million viewers.

Javier Díez de Polanco, Chief Executive Officer of Sogecable, stated:

"The second quarter of 2006 ends with a significant operational success for Sogecable in the Germany World Cup 2006 broadcasting.

DIGITAL+ *brought full exclusive coverage of the World Cup. Customers widely welcomed it as a new evidence of subscription benefits and Sogecable's quality commitment. Our leadership in contents and a new commercial offer helped us to increase our subscriber base this second quarter, period in which we had not managed to grow since year 2001.*

On the other hand, **Cuatro** *benefited from World Cup matches too and reached unusual audience rates and advertising exploitation levels for a television station just launched eight months ago.*

In the future, our efforts will continue to be focused on seeking a stronger leadership in our commercial offer and our contents as well as keeping our business targets of growth and operational profitability."

Contacts

Investors / Analysts:

Carlos Cerqueiro

Tlf: +34 917 367 102

ccerquei@sogecable.com

Press:

Javier García

Tlf: +34 917 367 071

jgburgos@sogecable.com

Previous financial reports are available at *www.sogecable.com*

Sogecable

DIGITAL+

June 30th 2006

DIGITAL+

The headlines of **DIGITAL+,** Sogecable's pay-TV activity, were as follows:

- ✓ New net growth in its subscriber base this quarter. **DIGITAL+** added 4,200 net new customers to its services during the quarter.
- ✓ This quarter the new commercial offer launched in January 2006 continued to be successful, and the number of new recruitments increased significantly with respect to the same period in the previous year.
- ✓ Despite the seasonality in the second quarter, the cancellation rate stabilized at 12% as of June 30th 2006.
- ✓ Average revenue per customer reached 42.4 euros in the quarter, affected by the early completion of the domestic football league championship in pay-per-view services.

As of June 30th 2006, Sogecable already had 1,990,000 **DIGITAL+** subscribers following a net increase of 4,200 customers during the quarter. At the end of the first half of 2005, **DIGITAL+** had 1,776,000 customers.

During the quarter, customers of **DIGITAL+** were able to watch all games of the 2006 Germany Football World Cup live, including both the games broadcasted exclusively by ***CANAL+*** and the ones showed by **Cuatro**, which also forms part of the channel line-up of **DIGITAL+**.

Likewise, in the past three months, **DIGITAL+** subscribers were able to enjoy exclusive matches of the Spanish football league finals, the decisive rounds of the Champions League, the NBA finals and the Wimbledon tennis tournament.

With respect to films offered, most noteworthy within the programming were "King Kong", "The Day After Tomorrow", "In Her Shoes", "Catwoman", "The Terminal" and "The Stepford Wives."

The selection of channels was also enhanced during the quarter. Since June 2006, "Sci-Fi" was included in the offer of **DIGITAL+**, joining the generalistic analogue channels offered including **Cuatro**, "TVE1", "La2" and "laSexta" as well as RTVE's Digital Terrestrial Television channels, which were also recently added.

Additionally, Sogecable has continued to increase the quality of its offer for the next quarter. In this sense, **DIGITAL+** subscribers will be able to enjoy the upcoming edition of the Champions League competition strengthened with exclusive coverage of three of four of the Spanish teams' matches.

In the second quarter of 2006, the number of new subscribers recruited continued to increase in comparison to the ones joining the services in the same period in previous years. In the second quarter of 2006, new recruitments significantly exceeded again those for the same period in 2005, as in the first three months of the year, evidencing the acceptance of the programming contents and the success of the commercial offer.

Therefore, the subscriber base grew by 4,200 net subscribers in the quarter, as compared to the evolution recorded in the same quarter of the previous business year.

In the second quarter of 2005, Sogecable's subscriber base dropped by 40,000 customers, with similar seasonality impacts to that recorded in the same quarter in previous years.


Historical second quarter subscriber performance
Sogecable
4
-40
-40
-79
-117
(Thousands of subscribers)
2Q02
2Q03
2Q04
2Q05
2Q06

During the second quarter of 2005, a special campaign for accelerating the migration of analogue subscribers was carried out, in which special conditions were offered to terrestrial customers for transferring to **DIGITAL+** between March and November of 2005.

This campaign led to the switchover of 99,000 analogue subscribers from ***CANAL+*** to **DIGITAL+** during April and June of 2005, which gave rise to an increase in the digital customer base to 76,000 subscribers.

Second quarter digital subscriber historical performance


DIGITAL+
76
99
4
-2
-61
-94
-23
(Thousands of subscribers)
2Q02
2Q03
2Q04
2Q05
2Q06
Analogue subscriber accelerated migration

Following the second quarter of 2006, the **DIGITAL+** subscriber base had increased for the seventh consecutive quarter, with a net growth of 214,000 customers in the past twelve months, reaching 1,990,000 subscribers, in comparison to 1,776,000 digital subscribers as of June 30th 2005.

Digital+ subscriber base evolution

DIGITAL+

(Thousands of subscribers)


1.776
1.854
1.960
1.985
1.990
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06

The new commercial offer launched by **DIGITAL+** in January 2006 contributed significantly to this result. All of the new products allow new subscribers to access the original ***CANAL+*** channel, implying that they get access to a wide offer of exclusive contents, including film premières and key sport events such as those mentioned previously.

The new subscription choices add certain some contents to the high quality of ***CANAL+***'s programming, dividing the offer according to new customers' preferences for films, sports, children, youth or cultural programs. These choices also allow for subsequent marketing actions in order to add further contents to the initial subscriber choice and increase the subscribers' monthly subscription revenue.

As of June 30th 2006, the cancellation rate remained unchanged at 12%. At the end of the same quarter in 2005, the churn rate was 15%.

In comparison with the offers selected by subscribers twelve months earlier, the breakdown of **DIGITAL+** subscribers as of June 30th 2006 was as follows:

Subscriber breakdown by offer June 2006 / June 2005

(Thousands of subscribers)


June 05
June 06
218
142
539
811
1.019
1.037
Basic tier
Canal+ tier
Digital+ tier

As a result of the breakdown of subscribers among the different choices, and of the update in prices, the average subscription revenue was 38.3 euros per subscriber and month as of June 30th 2006, as compared to 38.5 euros as of March 31st 2006.

The average revenue from pay-per-view services in the quarter amounted to 4.1 euros and is logically related to the completion of the Spanish football league's season in the middle of May due to the Football World Cup taking place from June.

Consequently, the average revenue per subscriber in the second quarter of 2006 amounted to 42.4 euros per subscriber and month.

DIGITAL+ ARPU evolution 2Q06 – 2Q05


47,9
43,4
46,1
47,2
42,4
41,9
40,3
38,9
38,5
38,3
6,0
3,1
7,2
8,7
4,1
2Q05
3Q05
4Q05
1Q06
2Q06
Subscription
PPV Tickets
ARPU

In previous quarters, the average subscription revenue of **DIGITAL+** was affected by the gradual migration of former ***CANAL+*** analogue subscribers, who enjoyed preferential connexion conditions which enabled them to keep paying the same monthly subscription fee they were paying for their former service.

Sogecable

cuatro

June 30th 2006

cuatro•

In the second quarter of 2006, **Cuatro** continued to steadily increase its audience rates following the same trend shown since the channel was launched in November 2005.

The audience figures reached showed a clear upward trend, with significant progression during the quarter. This evolution is especially remarkable in *prime time (from 20.30 p.m. to 24.00 a.m.)*, the most attractive time slot.

The evolution of audience figures in recent months has been as follows:

24-hour & prime time (20.30h – 24.00h) audience share evolution

Source: Sofres.



4,9%
5,7%
6,0%
6,7%
6,3%
6,7%
8,8%
4,9%
5,0%
5,3%
5,6%
5,8%
6,2%
7,5%
Dec.05
Jan.06
Feb. 06
Mar. 06
Apr.06
May.06
Jun.06
24 hours
Prime time

In June 2006, the inaugural match of the 2006 Germany Football World Cup was broadcasted by **Cuatro,** as well as the four matches in which the Spanish national team competed.

Cuatro's cumulative audience for these five matches exceeded 32.4 million viewers. In all matches in which the Spanish team was involved, **Cuatro** obtained audience shares of over 40%. Despite sharing the broadcasting of the World Cup with laSexta, on all five occasions over 70% of the audience chose the signal provided by **Cuatro**.

The audience shares for the broadcasts of the 2006 Germany Football World Cup by **Cuatro** during June are as follows:

Audience share of Germany World Cup 2006 games

Source: Sofres.


23.8%
2,2
43.5%
6,9
47.9%
8,7
40.2%
5,7
51.2%
8,9
09.Jun.06
14.Jun.06
19.Jun.06
23.Jun.06
28.Jun.06
Millions of viewers
Match audience share (%)

Only eight months after **Cuatro** was launched, the 8.9 million viewers who enjoyed the German World Cup round of sixteen match between Spain and France on **Cuatro** caused this rebroadcast to rank as the second most watched program in Spain in 2006 second only to the final match of the Champions League, which was broadcasted by TVE in May.

The programs aired by **Cuatro** have attracted the audience segments of most interest to advertisers, most noteworthy being the audience levels obtained in the quarter in the commercial target (individuals aged 16 - 54 years from all social classes except the lowest, resident in towns with a population of over 10,000 inhabitants) and the core commercial target (individuals aged 16 - 44 years from all social classes except the lowers, resident in towns with a population of over 50,000 inhabitants).

Audience shares: 24-hour, commercial target & core commercial target

Source: Sofres.


7,0%
7,1%
7,8%
8,3%
8,5%
9,5%
10,4%
6,6%
7,1%
7,3%
7,7%
8,4%
4,9%
5,0%
5,3%
5,6%
5,8%
6,2%
7,5%
Dec.05
Jan.06
Feb. 06
Mar. 06
Apr.06
May.06
Jun.06
24 horas
Commercial target
Core commercial target

Cuatro is already an established option among the generalistic free channels in Spain, since it has provided a range of programs that has attracted all types of audiences. **Cuatro** represents already a real investment alternative for advertisers.

Sogecable

Consolidated financial results

June 30th 2006

FINANCIAL EVOLUTION

In the second quarter of 2006, the highlights of Sogecable's results are as follows:

- ✓ Sogecable's Net Turnover totalled 419.9 million euros, an increase of 39.8 million euros compared to the same period in 2005, mainly due to the increase in advertising revenue.
- ✓ Sogecable's EBITDA for the quarter amounted to 67.6 million euros, with profits of 88.1 million euros in pay-television activities. **Cuatro** recorded EBITDA losses of 20.5 million euros in the period, and it is the main source of the year-on-year variation.
- ✓ Sogecable recorded EBIT profits of 15.4 million euros in the quarter. In the first six months of 2006, EBIT represented a cumulative profit of 2.6 million euros.
- ✓ With a Net Result of 4.4 million euros, Sogecable obtained profits in the quarter, despite the effort made to broadcast the 2006 Germany Football World Cup and the losses generated by **Cuatro**.

Sogecable

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (April-June)

(Million euros)

	April - June 2006	April - June 2005	Dif	% var
TOTAL REVENUES	**420,8**	**381,0**	**39,9**	**10,5%**
Net Turnover	419,9	380,1	39,8	10,5%
Subscribers	*257,0*	*268,6*	*-11,6*	*-4,3%*
Advertising	*62,2*	*22,2*	*40,0*	*180,5%*
Other	*100,7*	*89,3*	*11,4*	*12,7%*
Other operating revenues	0,9	0,9	0,1	9,3%
OPERATING EXPENSES	**353,2**	**278,5**	**74,7**	**26,8%**
Purchases	244,8	186,8	58,0	31,1%
Personnel expenses	32,7	28,7	3,9	13,7%
Other operating expenses	75,8	63,0	12,8	20,3%
EBITDA	**67,6**	**102,5**	**-34,8**	**-34,0%**
Depreciation and amortisation	52,3	58,2	-5,9	-10,1%
OPERATING INCOME/LOSS (EBIT)	**15,4**	**44,3**	**-28,9**	**-65,3%**
Other depreciation and provisions	0,0	-0,5	0,5	n.a.
Gains or losses on sales of fixed assets	0,0	0,0	0,0	n.a.
Financial results	-16,8	-21,3	4,5	-21,2%
Share in results of companies carried by the equity method	-1,4	-1,6	0,2	-11,7%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-2,8**	**21,9**	**-24,7**	**-112,8%**
Corporate income tax	1,1	-10,0	11,1	n.a.
Income/Loss attributed to minority interests	6,1	3,3	2,8	84,3%
RETAINED PROFIT/LOSS FOR THE PERIOD	**4,4**	**15,2**	**-10,8**	**-71,3%**

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2006 & 2005 (January-June)

(Million euros)

	January - June 2006	January - June 2005	Dif	% var
TOTAL REVENUES	**858,3**	**777,4**	**80,9**	**10,4%**
Net Turnover	856,5	775,6	80,9	10,4%
Subscribers	*539,4*	*538,9*	*0,4*	*0,1%*
Advertising	*97,4*	*39,6*	*57,8*	*145,7%*
Other	*219,8*	*197,0*	*22,7*	*11,5%*
Other operating revenues	1,8	1,8	0,0	-0,1%
OPERATING EXPENSES	**744,0**	**597,7**	**146,3**	**24,5%**
Purchases	517,7	402,5	115,2	28,6%
Personnel expenses	69,3	61,3	8,0	13,0%
Other operating expenses	157,0	133,9	23,1	17,3%
EBITDA	**114,3**	**179,7**	**-65,4**	**-36,4%**
Depreciation and amortisation	111,7	122,5	-10,8	-8,8%
OPERATING INCOME/LOSS (EBIT)	**2,6**	**57,2**	**-54,6**	**-95,5%**
Other depreciation and provisions	0,0	-0,4	0,4	n.a.
Gains or losses on sales of fixed assets	0,0	-0,1	0,1	n.a.
Financial results	-31,2	-45,2	14,0	n.a.
Share in results of companies carried by the equity method	-2,8	-4,2	1,3	-31,7%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-31,4**	**8,4**	**-39,8**	**n.a.**
Corporate income tax	11,5	-11,7	23,2	n.a.
Income/Loss attributed to minority interests	4,3	6,1	-1,8	-29,6%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-15,7**	**2,7**	**-18,5**	**n.a.**

Sogecable

CONSOLIDATED BALANCE SHEETS

(Million euros)

ASSETS	June 30th 2006	June 30th 2005
Tangible fixed assets	183,7	206,4
Intangible assets	300,9	368,8
Long-term financial investments	5,6	7,2
Investments in associated companies	14,5	24,2
Deferred tax assets	1.306,1	1.300,8
Other non-current assets	12,5	15,0
Goodwill in consolidation	88,3	11,0
FIXED AND OTHER NON-CURRENT ASSETS	**1.911,7**	**1.933,5**
Inventories	161,3	163,5
Accounts receivable	308,1	224,9
Other current assets	14,3	12,7
Cash and cash equivalents	13,5	91,3
CURRENT ASSETS	**497,1**	**492,4**
TOTAL ASSETS	**2.408,8**	**2.425,9**

SHAREHOLDERS' EQUITY AND LIABILITIES	June 30th 2006	June 30th 2005
Capital stock	276,9	267,1
Equity reserves	711,7	614,1
Cumulative results	-591,0	-582,0
GROUP SHAREHOLDERS EQUITY	**397,6**	**299,2**
Minority Interests	3,6	28,6
TOTAL EQUITY	**401,1**	**327,9**
Long-term payables to financial entities	891,2	1.116,2
Other financial liabilities	197,2	221,3
Provisions	30,8	45,4
Deferred taxes	86,4	104,0
Other non-current liabilities	20,1	45,9
NON-CURRENT LIABILITIES	**1.225,7**	**1.532,7**
Short-term payables to financial entities	132,1	5,1
Trade accounts payable	610,4	451,1
Other non-trade debts	39,5	109,2
CURRENT LIABILITIES	**782,0**	**565,4**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2.408,8**	**2.425,9**

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	April - June 2006	April - June 2005
(Million euros)		
Net income (loss)	**4,4**	**15,2**
Adjustments to income (loss)-		
Depreciation and amortisation	52,3	58,2
Deferred charges and deferred revenues transferred to income state	(0,7)	(1,1)
Share in results of companies carried by the equity method	1,4	1,7
Financial results	7,5	21,9
Changes in provisions and other extraordinary results	(0,2)	(0,8)
Income (loss) attributed to minority interests	(6,1)	(3,4)
Corporate income tax	(1,1)	10,0
Funds obtained	**57,4**	**101,7**
Changes in operating assets and liabilities (excluding financial items)	**(28,6)**	**30,4**
Cash provided by operations	**28,8**	**132,1**
Investments in films assets	(2,6)	(1,0)
Investments in tangible technical equipment	(8,6)	(8,1)
Subscriber acquisition cost	(10,1)	(18,0)
Financial investments	(0,0)	(15,0)
Other investments	(2,5)	(5,0)
Sales and retirements of fixed assets	6,8	2,5
Cash from (used in) investing activities	**(17,0)**	**(44,6)**
Capital increases	3,9	185,0
Increase (decrease) in long-term debt (excluding financial debts)	7,0	(181,7)
Cash from (used in) financing activities (excluding bank facilities)	**11,0**	**3,3**
Increase (decrease) of long-term bank facilities	9,3	(1,1)
Increase (decrease) of short-term bank facilities	(13,8)	(8,9)
Changes in cash and short-term financial investments	(10,9)	(59,0)
Cash from (used in) bank facilities	**(15,3)**	**(69,0)**
Financial expenses paid in the period	**(7,4)**	**(21,9)**
Funds obtained from (used in) financing activities	**(11,8)**	**(87,6)**

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	January - June 2006	January - June 2005
(Million euros)		
Net income (loss)	**(15,7)**	**2,7**
Adjustments to income (loss)-		
Depreciation and amortisation	111,7	122,5
Amortisation of goodwill	0,0	0,0
Deferred charges and deferred revenues transferred to income state	(1,3)	(2,3)
Share in results of companies carried by the equity method	2,8	4,2
Financial results	15,5	34,2
Changes in provisions and other extraordinary results	(1,1)	(0,7)
Income (loss) attributed to minority interests	(4,3)	(6,1)
Corporate income tax	(11,5)	11,7
Funds obtained	**96,2**	**166,3**
Changes in operating assets and liabilities (excluding financial items)	**(51,7)**	**67,8**
Cash provided by operations	**44,5**	**234,1**
Investments in films assets	(5,4)	(1,7)
Investments in tangible technical equipment	(22,7)	(14,4)
Subscriber acquisition cost	(24,5)	(30,4)
Financial investments	(111,7)	(15,0)
Other investments	(4,9)	(7,9)
Sales and retirements of fixed assets	8,9	7,1
Cash from (used in) investing activities	**(160,3)**	**(62,3)**
Capital increases	110,0	185,0
Increase (decrease) in long-term debt (excluding financial debts)	7,0	(197,6)
Cash from (used in) financing activities (excluding bank facilities)	**117,0**	**(12,6)**
Increase (decrease) of long-term bank facilities	8,7	(1,9)
Increase (decrease) of short-term bank facilities	17,1	(35,7)
Changes in cash and short-term financial investments	(11,6)	(87,5)
Cash from (used in) bank facilities	**14,3**	**(125,1)**
Financial expenses paid in the period	**(15,5)**	**(34,2)**
Funds obtained from (used in) financing activities	**115,8**	**(171,9)**

BREAKDOWN OF OPERATING RESULTS (I)

The breakdown of pay-television and free-to-air television activities in the income statement for the second quarter of 2006 is as follows:

Sogecable

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 (April-June)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**364,3**	**56,6**	**420,8**
Net Turnover	363,3	56,6	419,9
Subscribers	*257,0*		*257,0*
Advertising	*8,1*	*54,1*	*62,2*
Other	*98,2*	*2,5*	*100,7*
Other operating revenues	0,9	0,0	0,9
OPERATING EXPENSES	**276,2**	**77,0**	**353,2**
Purchases	194,1	50,7	244,8
Personnel expenses	25,3	7,4	32,7
Other operating expenses	56,7	19,0	75,8
EBITDA	**88,1**	**-20,5**	**67,6**
Depreciation and amortisation	51,3	1,0	52,3
OPERATING INCOME/LOSS (EBIT)	**36,8**	**-21,4**	**15,4**

The cumulative data relating to pay-television and free-to-air television activities in the income statement as of June 30th 2006 is as follows:

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2006 (January-June)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**770,8**	**87,5**	**858,3**
Net Turnover	769,0	87,5	856,5
Subscribers	*539,4*		*539,4*
Advertising	*14,4*	*83,0*	*97,4*
Other	*215,3*	*4,5*	*219,8*
Other operating revenues	1,8	0,0	1,8
OPERATING EXPENSES	**610,4**	**133,6**	**744,0**
Purchases	434,9	82,9	517,7
Personnel expenses	52,7	16,5	69,3
Other operating expenses	122,8	34,2	157,0
EBITDA	**160,4**	**-46,1**	**114,3**
Depreciation and amortisation	109,8	2,0	111,7
OPERATING INCOME/LOSS (EBIT)	**50,7**	**-48,1**	**2,6**

BREAKDOWN OF OPERATING RESULTS (II)

In comparison to the same period in 2005, the breakdown of the income statement relating to pay television activities in the second quarter of 2006 is as follows:

Pay television

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (April-June)

(Million euros)

	April - June 2006	April - June 2005	Dif	% var
TOTAL REVENUES	**364,3**	**381,0**	**-16,7**	**-4,4%**
Net Turnover	363,3	380,1	-16,8	-4,4%
Subscribers	*257,0*	*268,6*	*-11,6*	*-4,3%*
Advertising	*8,1*	*22,2*	*-14,1*	*-63,3%*
Other	*98,2*	*89,3*	*8,9*	*10,0%*
Other operating revenues	0,9	0,9	0,1	9,1%
OPERATING EXPENSES	**276,2**	**278,5**	**-2,3**	**-0,8%**
Purchases	194,1	186,8	7,3	3,9%
Personnel expenses	25,3	28,7	-3,4	-11,9%
Other operating expenses	56,7	63,0	-6,2	-9,9%
EBITDA	**88,1**	**102,5**	**-14,4**	**-14,0%**
Depreciation and amortisation	51,3	58,2	-6,9	-11,8%
OPERATING INCOME/LOSS (EBIT)	**36,8**	**44,3**	**-7,5**	**-16,9%**

Note: The figures for 2006 relates exclusively to pay television activities. The data for 2005 relates to the Consolidated Income Statement for the period in which Sogecable only carried on pay television activities.

As of June 30th, the cumulative figures in the income statement relating to pay television activities in the first half of 2006 and 2005 were as follows:

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2006 & 2005 (January-June)

(Million euros)

	January - June 2006	January - June 2005	Dif	% var
TOTAL REVENUES	**770,8**	**777,4**	**-6,6**	**-0,8%**
Net Turnover	769,0	775,6	-6,6	-0,8%
Subscribers	*539,4*	*538,9*	*0,4*	*0,1%*
Advertising	*14,4*	39,6	-25,2	-63,7%
Other	*215,3*	*197,0*	*18,2*	*9,2%*
Other operating revenues	1,8	1,8	0,0	-0,2%
OPERATING EXPENSES	**610,4**	**597,7**	**12,7**	**2,1%**
Purchases	434,9	402,5	32,3	8,0%
Personnel expenses	52,7	61,3	-8,5	-13,9%
Other operating expenses	122,8	133,9	-11,1	-8,3%
EBITDA	**160,4**	**179,7**	**-19,3**	**-10,7%**
Depreciation and amortisation	109,8	122,5	-12,8	-10,4%
OPERATING INCOME/LOSS (EBIT)	**50,7**	**57,2**	**-6,5**	**-11,4%**

Note: The figures for 2006 relates exclusively to pay television activities. The data for 2005 relates to the Consolidated Income Statement for the period in which Sogecable only carried on pay television activities.

Net Turnover

In the second quarter of 2006, Sogecable's Net Turnover amounted to 419.9 million euros, up 10.5% in comparison to the same period in 2005, in which Net Turnover reached 380.1 million euros. Of this amount, 363.3 million euros relate to pay television activities and 56.6 million euros were generated by **Cuatro**.

As of June 30th 2006, Sogecable's cumulative Net Turnover was 856.5 million euros, an increase of 10.4% in comparison to the Net Turnover recorded for the first six months of 2005.

Net Turnover year-on-year evolution


Million euros
+10.4%
775,6
856,5
1H05
1H06

Subscriber Revenues

In the second quarter of 2006, Sogecable's subscriber revenues totalled 257.0 million euros, as compared to 268.6 million euros in the same period in 2005.

Regarding to year-on-year comparisons, it is important to stress the effect of the early ending of the Spanish football league due to the Germany Football World Cup 2006. In this regard, the contribution to revenues of pay-per-view league matches shows a year-on-year decrease of 5.6 million euros in the quarter, due to the concentration of domestic championship matches in the first three months of the year. However, the cumulative revenue obtained in this topic in the first half of 2006 significantly exceeded the amount recorded up to June 2005.

As of June 30th 2006, cumulative subscriber revenues amounted to 539.4 million euros, up by a slight 0.1% in comparison to the 538.9 million euros recorded in this connection in the first half of 2005.

It is important to highlight that an increase in revenues was achieved despite the year-on-year decline in the total number of Sogecable subscribers, which amounted to 2,054,000 customers as of June 30th 2005. Out of these customers, still 278,000 subscribers received the analogue service at that time. This is the main reason for the variation.

Advertising Revenues

In the second quarter of 2006, Sogecable's advertising revenues amounted to 62.2 million euros, as compared to the 22.2 million euros obtained in pay television activities in the same period of 2005.

As of June 30th 2006, advertising revenues totalled 97.4 million euros, up 57.8 million euros in comparison to the 39.6 million euros generated during the first half of the previous year.

The end of the ***CANAL+*** analogue services discontinued the six hours per day window of open broadcasts and affected the generation of advertising revenues in pay television activities. However, these revenues were offset and increased through the revenues generated by **Cuatro**.

The positive evolution of audience ratings and **Cuatro**'s good commercial target positioning were behind this evolution.

Advertising revenues 1H05 v 1H06


Million euros
39,6
-25.2
+83.0
97,4
1H05
Pay - TV
Cuatro
1H06

In June 2006, the sale exploitation of the audience shares reached during the five matches of the Germany 2006 Football World Cup enabled **Cuatro** to generate advertising revenues of 9.1 million euros during these programmes.

Other Revenues

In the second quarter of 2006, Sogecable's "Other Revenues" amounted to 100.7 million euros, up by 12.7% in comparison to the 89.3 million euros obtained in the same period in 2005.

As compared to the revenues registered in the first quarter of the previous year, the main increases related to the revenues achieved by Audiovisual Sport from licensing Spanish Football league audiovisual rights to other domestic and international operators.

Operating Expenses

In the second quarter of 2006, operating expenses totalled 353.2 million euros. Of this amount, 276.2 million euros related to expenses incurred for pay television activities and 77.0 million euros were incurred by **Cuatro**.

The expenses in pay television activities in the second quarter of 2006 fell by 0.8% as compared to the costs incurred in comparable operations during the same period of 2005.

As of June 30th 2006, pay television costs rose by 2.1%, reaching 610.4 million euros, as compared to 597.7 million euros in the first six months of 2005. This increase related to the cost of purchases, whereas the trend for the rest of the captions was to drop as already observed in the first quarter of 2006.

The operating expenses incurred by **Cuatro**, whose activities started in November 2005, are the main source of the consolidated year-on year variation as of June 30th 2006.

The most significant variations in the balances of the captions of Sogecable's Operating Expenses were as follows:

Purchases

In the second quarter of 2006, purchases totalled 244.8 million euros, as compared to 186.8 million euros devoted to this line in the same period of the previous business year. The increase in comparison to the amount recorded in the same quarter of 2005 related to the costs of **Cuatro's** activities, which amounted to 50.7 million euros.

The costs of contents in the pay television activity for the second quarter of 2006 amounted to 194.1 million euros, up by 7.3 million euros in comparison to the 186.8 million euros recorded in the same period of 2005.

In this period, Sogecable recorded 80% of the costs incurred in the acquisition of Germany Football World Cup, related to the twenty-six exclusive games broadcasted by **DIGITAL+**, as well as the five matches broadcasted by **Cuatro**. This increase in costs was partially offset by the drop in costs of certain US studio rights.

Personnel Expenses

In the second quarter of 2006, Personnel Expenses totalled 32.7 million euros.

There was a year-on-year drop of 11.9% in Personnel Expenses attributable to pay television activities in the quarter, which amounted to 25.3 million euros, as compared to 28.7 million euros in the second quarter of 2005.

Meanwhile, the personnel expenses of **Cuatro** amounted to 7.4 million euros in the second quarter of 2006.

Sogecable's average headcount in the first half of 2006 was 1,903, as compared to an average of 1,726 employees in the same period of 2005.

Other Operating Expenses

In the second quarter of 2006, Sogecable's Other Operating Expenses amounted to 75.8 million euros, as compared to 63.0 million euros in the same period of the previous year.

There was a year-on-year drop of 9.9% in the costs incurred in pay television activities in the second quarter of 2006, which totalled 56.7 million euros in comparison to the 63.0 million euros registered in the same period in the previous year.

Additionally, within the Other Operating Expenses line, costs of 19.0 million euros were incurred in **Cuatro's** activities in the quarter.

By item, the main year-on-year variations relate to an increase in advertising costs for the recruitment of new pay television subscribers, as well as transmission costs for Digital Terrestrial Television signals.

This quarter, both **DIGITAL+** and **Cuatro** made an extra effort in order to cover the Germany Football World Cup events, which is reflected under this heading and totalled 3.5 million euros.

EBITDA

In the second quarter of 2006, Sogecable's EBITDA amounted to 67.6 million euros, as compared to 102.5 million euros in the same quarter of 2005.

The main year-on-year variations relate to the free television activities of **Cuatro** and the rebroadcast by **DIGITAL+** of the pay television matches of the 2006 Germany Football World Cup.

The EBITDA generated on pay television activities totalled 88.1 million euros in the second quarter of 2006, as compared to 102.5 million euros in the same quarter of 2005. In the second quarter of 2006, **Cuatro** recorded a negative EBITDA of 20.5 million euros.


EBITDA year-on-year evolution
Million euros
46.7 m€
67.6 m€
114.3 m€
72,3
88,1
160,4
-25,6
-20,5
-46,1
1Q 2006
2Q 2006
1H 2006
Pay-TV
Cuatro

EBIT

In the second quarter of 2006, Sogecable's EBIT totalled 15.4 million euros, as compared to 44.3 million euros in the same quarter of 2005.

The EBIT generated by pay television activities amounted to 36.8 million euros in the second quarter of 2006, whereas **Cuatro** contributed a negative EBIT of 21.4 million euros.

As of June 30th 2006, EBIT showed a positive balance of 2.6 million euros, as compared to the earnings of 57.2 million euros recorded as of the same date in 2005.

EBIT year-on-year evolution


Million euros
-12.8 m€
15.4 m€
2.6 m€
13,9
36,8
50,7
-26,6
-21,4
-48,1
1Q 2006
2Q 2006
1H 2006
Pay - TV
Cuatro

The downward trend in depreciation and amortisation continued in the second quarter of 2006, resulting in a reduction of 5.9 million euros as compared to the same quarter of 2005. This quarter **Cuatro** represented a cost of 1.0 million euros in this regard.

The most significant factor in terms of the year-on-year variation continues to be the progressive decline in the depreciation of digital decoders.

Results

In the second quarter of 2006, Sogecable obtained a Net Profit of 4.4 million euros, as compared to 15.2 million euros in the same period of 2005.

As of June 30th 2006, Sogecable recorded cumulative losses of 15.7 million euros, as compared to profits of 2.7 million euros in the same period of 2005.

The year-on-year variation relates, basically, to the negative contribution of the activities of **Cuatro** in the period, which were partially offset by the improvements in financial results that contributed to a reduction of 14.0 million euros in the first half of the year, as well as the balances contributed by associated companies, whose share in the results generated a decrease in year-on-year loss of 1.3 million euros.

Investments

In the second quarter of 2006, Sogecable made investments amounting to 23.8 million euros. In the same period of 2005, investments amounted to 47.1 million euros, of which 32.1 million were not financial acquisitions. In both cases, the main investments related to the acquisition of decoders and the costs incurred to attract new **DIGITAL+** subscribers.

In the past quarter, Sogecable acquired the minority stakes in Canal Satélite Digital owned by Warner (10%) and Dalbergia (4.5%), and now holds 100% of this company's share capital. After that acquisition, Sogecable will concentrate its pay television operations in **DIGITAL+** (Canal Satélite Digital and Vía Digital) in order to rationalise activities and maximise the profitability of operational, administrative and financial resources of the Group.

Additionally, on April 26th 2006, a capital increase of 1,570,594 redeemable shares was registered in the Spanish Official Register, in accordance with the resolution adopted at the Sogecable's Annual General Meeting held on April 27th 2005. These new shares have no political rights and only 310,090 of them are listed on the stock exchange.

Following this capital increase, the share capital of Sogecable consists of 138,432,307 shares with a par value of 2 euros each.

Bank debt

As of June 30th 2006, the net bank debt drawn down by Sogecable amounted to 1,028.1 million euros, as compared to 1,045.9 million euros as of March 31st 2006.

Net bank debt quarterly evolution


1.101
1.037
1.010
1.017
1.046
1.028
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

NOTE: The net bank debt shows the net balance of credit and debit positions outstanding with financial entities as of the end of the period. In addition to specific items in the Balance sheets, the amounts expended in debt registration and financial derivatives are added.

(Page intentionally left blank)

Security Reference No.		GENERAL		VERSION
				5.1.3

INFORMATION RELATING TO

PERIOD		THIRD QUARTER	YEAR	2006

I. PARTICULARS OF THE ISSUER	
Corporate Name: SOGECABLE, S.A.	Taxpayer Identification No.
Registered Office: AVDA. DE LOS ARTESANOS, Nº 6 - 28760 TRES CANTOS, MADRID	A79114815
Persons assuming responsibility for this information, the position occupied thereby and identification of the powers of attorney held in accordance with which they represent the company: IÑIGO DAGO ELORZA- General Secretary. Power of attorney pursuant to public deed dated 26/02/2001, protocol number 655 FERNANDO MARTINEZ ALBACETE- Financial and Economic Manager. Power of Attorney pursuant to public deed dated 20/10/2001, protocol number 3.475	Signature:

A) ADVANCE QUARTERLY RESULTS

(With respect to consolidated information, fill in exclusively the column which applies in accordance with the law in force).

Units: Thousands of Euros		INDIVIDUAL		CONSOLIDATED SPANISH GAAP		CONSOLIDATED IFRS ADOPTED	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
TOTAL REVENUES	*0800*	679.239	711.573			1.192.763	1.091.235
PROFIT/LOSS BEFORE TAX PROFIT/LOSS FROM CONTINUING OPERATIONS BEFORE TAX	*1040*	-83.641	-4.714			-47.184	36.718
PROFIT/LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	*4700*					-30.031	15.068
PROFIT/LOSS FOR THE YEAR	*1044*	-54.970	-15.104			-30.031	15.068
Profit/Loss Attributable to Minority Interests	*2050*					4.118	4.461
PROFIT/LOSS ATTRIBUTABLE TO THE PARENT / PROFIT/LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	*2060*					**-25.913**	**19.529**
SHARE CAPITAL	*0500*	276.856	267.129				
AVERAGE NUMBER OF EMPLOYEES	*3000*	1.231	1.154			1.862	1726

B) BUSINESS PERFORMANCE

Although such information shall be summarized given the synthetic nature of quarterly information, the comments to be included within this section should enable investors to form sufficient opinion regarding the activity carried on by the entity or group and the results obtained in the period covered by this quarterly information, as well its financial and net worth position, and other essential data regarding the general progress of the Entity's or group's matters. Lastly, comments regarding consolidated figures should be clearly differentiated from those relating to individual figures.

SEE APPENDIX I

C). BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public report is required to be in accordance with the recognition and valuation standards provided in the regulations currently in effect for the preparation of financial and accounting information corresponding to the Financial Statements for the annual period to which the current periodic public report presented refers. Where exceptionally, the generally accepted accounting principles and standards required pursuant to the laws in force are not applied to the accompanying data and information, this fact should be pointed out and sufficient cause should be provided. The influence that the failure to apply such standards and criteria might have on the net worth, financial position and of the results of the entity or consolidated group should also be explained. Additionally, and with a scope similar to the above, the modifications, if any, of the accounting standards used in the preparation of the accompany information relating to the last audited Financial Statements should be mentioned and commented. If the same accounting principles, standards and practices area applied as in the previous Financial Statements, and these are in accordance with the accounting legislation in force applicable to the company, this should be expressly stated. Where adjustments and/or reclassifications have been made in the previous period in accordance with applicable regulations due to changes in accounting practices, the correction of errors or changes in the classification of items, the quantitive and qualitive information required to understand these adjustments and/or reclassifications shall be included in this section).

In the preparation of the financial and accounting information for the third quarter of 2006 and 2005 included in this periodic public report, the recognition and valuation standards provided in the regulations currently in force were applied , which are the same as the accounting principles, criteria and policies used in the preparation of the audited individual and consolidated financial statements for 2005.

In this respect, the Sogecable Group's consolidated financial information is presented in accordance with International Financial Reporting Standards, and the accounting principles, criteria and policies used in their preparation are the same as those described in the audited consolidated financial statements for 2005.

The individual financial information on Sogecable, S.A. is presented in accordance with Spanish GAAP and the accounting principles, criteria and policies used in their preparation are the same as those described in the Company's audited individual financial statements for 2005.

D) DIVIDENDS PAID DURING THE QUARTER

(The dividends effectively paid since the commencement of the financial year shall be included)

		% of Face Value	Euros per Share (x,xx)	Amount (Thousands of Euros
Ordinary Shares	3100			
Preferred Shares	3110			
Redeemable Shares	3115			
Shares without a vote	3120			

Additional information regarding the payment of dividends (interim, complementary, etc.)

Sogecable paid no dividends in the period between fist January to the end September 2006.

E) ALIENT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the capital of companies listed on the stock exchange which must be reported pursuant to Art. 53 of the Spanish Securities Market Act(5 % and multiples)	3200		X
2. Acquisitions of treasury shares which must be reported pursuant to additional provision 1 of the Spanish Corporations Act (1%)	3210		X
3. Other significant increases or decreases in non-current assets (shareholdings of more than 10% in non-listed companies, relevant material investments or divestments, etc.	3220	X	
4. Increases or decreases in share capital or in the face value of shares-.	3230	X	
5. Issues, redemptions or cancellations of debt securities.	3240		X
6. Changes in directors or in the Board of Directors	3250	X	
7. Changes in Corporate Bylaws	3260	X	
8. Transformations, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the industry significantly effecting the economic or financial position of the Company or Group	3280		X
10. Lawsuits, disputes or administrative proceedings that may significantly affect the net worth of the Company or Group	3290		X
11. Creditors' claims, suspension of payments, etc.	3310		X
12. Special agreements limiting, transferring or fully or partially waiving the political and economic rights relating to the Company's shares.	3320		X
13. Strategic agreements with Spanish or International groups (exchange of blocks of shares, etc.)	3330		X
14. Other salient events.	3340	X	
(*) Check the corresponding box with an "X" and in the affirmative, attach an explanatory exhibit including the date on which the information was reported to the Spanish National Securities Commission (CNMV)or to the Spanish Stock Exchange Governing Company (SRBV)			

F) EXPLANATORY EXHIBIT OF SALIENT EVENTS

SEE EXHIBIT II.

INSTRUCTIONS FOR THE COMPLETION OF THE ADVANCE QUARTERLY REPORT (GENERAL)

- Unless otherwise indicated, the numerical data requested shall be expressed in thousands of euros, without decimal points. All balances shall be rounded.

- Negative amounts shall be indicated with a minus sign (-) in front of the corresponding number.

- Unless otherwise indicated, next to each data item expressed in figures, the period corresponding to the previous financial year shall be included.

- The International Financial Reporting Standards adopted (IFRS adopted) shall be understood to be those adopted by the European Commission in accordance with the procedure set forth under Regulation (EC) No 1606/2002 of the European Parliament and of the Council, of 19 July 2002.

- The financial information contained in this form shall be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the entity for the preparation of the Financial Statements for the annual period to which the public periodic report filed refers.

Through the financial periods commencing on 1 January 2007, and except for credit institutions, where those companies which in application of the provisions of the Spanish Commercial Code are required to prepare consolidated Financial Statements, and such companies have only issued fixed income securities traded on a stock exchange at year-end, should these companies choose to continue applying the regulations contained in the third section of chapter III of the first book of the Commercial Code and the regulations enacted thereunder, they shall present the consolidated periodic information in the forms included in sections IV and V referring to the Spanish accounting standards currently in effect, unless they have applied the IFRS adopted in a previous financial year.

- DEFINITIONS:

(1) Revenue: shall comprise the amounts relating to the sale of products and services corresponding to the company's ordinary operations net of rebates and other reductions in the sale price, as well as value added tax and other tax directly related to the aforementioned net sales. In the case that the consolidated figures are to be presented in accordance with the adopted IFRS, the information to be presented in this section will be prepared in accordance with these standards.

(2) Profit/Loss before tax from continuing operations: entities that present periodic financial information in accordance with the adopted IFRS shall include the profit or loss before tax from continuing operations under this heading.

(3) Profit for the year from continuing operations: this heading is only to be filled in by entities presenting their financial information in accordance with the adopted IFRS and shall reflect profit or loss from continuing operations after tax.

(4) Profit/Loss for the year: Entities presenting their financial information in accordance with the adopted IFRS shall include the profit or loss for the year from continuing operations less or in addition to profit/loss before tax from discontinued operations.

Sogecable

DIGITAL+

September 30th 2006

DIGITAL+

The headlines of **DIGITAL+,** Sogecable's pay-TV activity in the third quarter of 2006 were as follows:

- ✓ **DIGITAL+** grew its subscriber base again this quarter. In the past three months, **DIGITAL+** added over 16,000 new net customers to its services.
- ✓ During the first nine months of 2006, **DIGITAL+** added 46,000 new net subscribers to its services, reaching 2,006,000 customers as of September 30th 2006.
- ✓ The growth achieved in the subscriber base was the combination of an increase in new recruitments and the reduction in the cancellation rate, which stands at 11.7% as of September 30th 2006.
- ✓ Average revenue per customer reached 41.3 euros in the quarter. The average revenue from monthly subscriptions rises when compared to previous quarters, up to 38.6 euros. The average pay-per-view revenue reaches 2.7 euros and shows the typical third quarter decline.

At the beginning of the quarter, customers of **DIGITAL+** were able to watch all the decisive games of the 2006 Germany Football World Cup live, including both the games broadcasted exclusively by ***CANAL+*** and the games showed by **Cuatro**, which also forms part of the channel line-up of **DIGITAL+**.

The films "Alexander", "Pride and Prejudice", "The Aviator", "Troy", "Harry Potter and the Goblet of Fire", "Flightplan" and "Ocean's Twelve" all formed part of the best selection of films offered in Spain during the quarter.

Being the first to air the latest seasons of the most prestigious series on television - such as "The Sopranos" House", "24", "CSI", "Ms. President", "Weeds", "Lost", "Little Britain", "Frasier" and "Prison Break"- also enabled **DIGITAL+** to provide the most complete offer in this genre during the quarter.

Since the beginning of the sports season again in September, **DIGITAL+** subscribers also enjoy exclusive broadcasts of main sporting events. Also, this season for the first time, **DIGITAL+** airs all the Champions League matches, with exclusive live broadcasts of two of three games in which Spanish teams are involved.

The usual viewing of the First and Second Division matches of the Spanish Football league shown exclusively by ***CANAL+*** will be strengthened in October with the live and exclusive broadcast of the match between Real Madrid and FC Barcelona, the biggest sporting event in Spain.

Showing the acceptance of the contents and the success of the commercial offer, the **DIGITAL+** subscriber base increased for eighth quarter in a row, with net growth of 152,000 customers in the past twelve months. Subscribers amounted to 2,006,000 as of September 30th 2006 in comparison with 1,854,000 digital subscribers at the end of the third quarter of 2005.

Digital+ subscriber base evolution

DIGITAL+

(Thousands of subscribers)


1.854
1.960
1.985
1.990
2.006
Sep. 05
Dec. 05
Mar. 06
Jun. 06
Sep. 06

In the third quarter of 2006, the net base of **DIGITAL+** subscribers increased by over 16,400 new recruitments. In the previous quarter, the number of subscribers had grown by a net 4,200 customers.

Due to the launching of **Cuatro** in November 2005, Sogecable allocated significant resources to promote the migration of ***CANAL+*** analogue subscribers to **DIGITAL+** during 2005.

In the second, third and fourth quarter of 2005, there were 99,000, 66,000 and 86,000 gross migrations of analogue subscribers, respectively. The termination of the analogue service of ***CANAL+*** in the fourth quarter of 2005 involved the loss of subscribers who did not take advantage of the migration offer.

Sogecable's subscriber base evolution


(Thousands of subscribers)
0
-40
-3
-91
25
4
16
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

Breakdown

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
DIGITAL+	+48	+76	+78	+106	+25	+4	+16
Analogue service	- 48	- 116	- 81	- 197	-	-	-

Once that the analogue subscriber migration was over, the number of recruitments of new subscribers increased in 2006 as compared to previous years. As of September 30th 2006, new recruitments significantly exceed those for the same period in 2005.

In the same respect, the cancellation rate was evolving positively throughout the third quarter of 2006. As of September 30th 2006, the annual cancellation rate was 11.7% as compared to 12% in the two previous quarters.

Annual churn rate evolution


14,9%
12,4%
11,5%
12,0%
12,0%
11,7%
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

NOTE: Rolling churn rate considering cancellations over the last 12-month period

The commercial campaign initiated in the third quarter of 2006 includes new subscription choices allowing customers to access the exclusive contents of ***CANAL+*** and the most complete selection in the market of film premières, successful series and sporting events in profitable offers at competitive prices.

The subscription choices added in 2006, which include ***CANAL+***, help significantly the subsequent marketing actions aimed at adding additional contents to the initial subscriber choice and increasing the subscribers' monthly subscription revenue.

Given the selection for new subscribers and the initiatives carried out to promote customer loyalty, in the breakdown of offers as of September 30th 2006, most subscribers had chosen the contents offered exclusively by **DIGITAL+**, which include all or part of the channels of the ***CANAL+*** family.

Breakdown of subscribers as of September 2006


6%
51%
43%
Basic tier
Canal+ tier
Digital+ tier

As a result of the breakdown of subscribers among the different choices, the average subscription revenue increased in the third quarter as compared to previous quarters, and amounted to 38.6 euros per subscriber and month.

The average revenue from pay-per-view services amounted to 2.7 euros. Its performance is linked to the Spanish football league season, and only four rounds were played during the quarter.

As a whole, the average revenue per subscriber in the third quarter of 2006 amounted to 41.3 euros per subscriber and month.

DIGITAL+'s ARPU evolution 3Q05 – 3Q06


(Euros)
43,4
46,1
47,2
42,4
41,3
40,3
38,9
38,5
38,3
38,6
3,1
7,2
8,7
4,1
2,7
3Q05
4Q05
1Q06
2Q06
3Q06
Subscription
PPV tickets
ARPU

In previous quarters, the average subscription revenue of **DIGITAL+** had been affected by the gradual migration of former ***CANAL+*** analogue subscribers, who enjoyed preferential subscription conditions which enabled them to keep paying the same monthly subscription fee they were paying for their former service.

Sogecable

cuatro

September 30th 2006

cuatro

In the third quarter of 2006, after the Germany Football World Cup broadcastings, **Cuatro** continued to steadily increase its audience rates following the same trend shown in previous quarters.

After just ten months of operations since November 7th 2005, **Cuatro** ended the quarter consolidating an audience which now enables it to be considered a relevant operator in the free-to-air television market in Spain.

The evolution of audience figures in recent months has been as follows:

24-hours audience share evolution



24 hours
4,9%
5,0%
5,3%
5,6%
5,8%
6,2%
7,5%
7,1%
6,8%
6,5%
GERMANY
2006
Dec. 05
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May.06
Jun.06
Jul.06
Aug. 06
Sep.06

Source: Sofres

During June and July, **Cuatro** broadcasted the eight most interesting games for the Spanish audience of the Germany Football World Cup. Despite sharing the broadcasting of the World Cup with laSexta, over 70% of the audience chose the signal provided by **Cuatro**.

Cuatro's cumulative audience for these eight matches exceeded 49.2 million viewers. **Cuatro** obtained audience shares over 40% in all matches in which the Spanish team was involved during June 2006.

The audience shares for the broadcasts of the 2006 Germany Football World Cup by **Cuatro** during June and July are as follows:

Audience of Football World Cup Germany 2006 matches


FIFA WORLD CUP
GERMANY
2006
23.8%
43.5%
47.9%
40.2%
51.2%
31.0%
34.2%
47.9%
2,2
6,9
8,7
5,7
8,9
5,3
4,6
6,9
09.Jun
14.Jun
19.Jun
23.Jun
28.Jun
04.Jul
05.Jul
09.Jul
Millions of viewers
Audience share (%)

Source: Sofres

The Germany Football World Cup enabled **Cuatro** to record audience shares ranking these matches among the most watched programmes in Spain in 2006 and benefiting the image and recognition of the channel. Therefore, following the end of World Cup and the summer programming grid, the average audience share for September 2006 reached 6.5%, topping the previous audience shares reached in May 2006 by three decimal points.

Furthermore, this trend was evidenced in *prime time (from 20.30 p.m. to 24.00 a.m.)*, the most attractive time slot. In this time slot, where the average audience already reached 7.0% in September 2006, **Cuatro** also exceeded the share of 6.7% reached before the broadcast of Football World Cup matches.

Prime time audience rate evolution

□ Prime time (20.30-24.00)


4,9%
5,7%
6,0%
6,7%
6,3%
6,7%
8,8%
8,6%
7,9%
7,0%
GERMANY 2006
Dec. 05
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May.06
Jun.06
Jul.06
Aug. 06
Sep.06

Source: Sofres

Cuatro continues obtaining its best audience shares in the segments of most interest for advertisers. Its performance with respect to the commercial target (individuals aged 16 - 54 years from all social classes except the lowest and residents in towns with a population of over 10.000 inhabitants) and the core commercial target (individuals aged 16 - 44 years, from all social classes except the lowest and residents in towns with a population of over 50.000 inhabitants) was 8.2% and 9.4%, respectively, in September 2006.

Commercial target & core commercial target rates evolution



■ Commercial target
□ Core commercial target
6,3%
7,0%
6,6%
7,1%
7,1%
7,8%
7,3%
8,3%
7,7%
8,5%
8,4%
9,5%
9,3%
10,4%
8,8%
10,0%
8,4%
9,3%
8,2%
9,4%
Dec.05
Jan.06
Feb. 06
Mar. 06
Apr.06
May.06
Jun.06
Jul.06
Aug.06
Sep.06

Source: Sofres

With these figures, **Cuatro** is already an established option among the general free channels in Spain, since it has provided a range of programs that has attracted all types of audiences. **Cuatro** already represents a real investment alternative for advertisers.

Sogecable

Financial evolution

September 30th 2006

FINANCIAL EVOLUTION

As of September 30th 2006, the highlights of Sogecable's results are as follows:

- ✓ As of September 30th 2006, Sogecable's Net Turnover totalled 1,192.8 million euros, up by 101.5 million euros, a 9.3% increase, if compared to the one achieved in the first nine months of 2005. The increase is mainly due to higher advertising revenues.
- ✓ Sogecable's EBITDA as of September 30th 2006 amounted to 153.3 million euros, as compared to 273.6 million euros at the end of the third quarter of 2005. **Cuatro**'s contribution to the results of EBITDA losses amounting to an accumulative 78.3 million euros as of September 30th 2006 is the main source of the year-on-year variation.
- ✓ Sogecable recorded EBIT profits of 0.3 million euros in the quarter. In the first nine months of 2006, EBIT represented a cumulative profit of 2.9 million euros.
- ✓ In the third quarter of 2006, Sogecable recorded losses of 10.2 million euros, as compared to 16.8 million euros profits recorded in the same quarter in 2005. As of September 30th 2006, its net loss amounted to 25.9 million euros.

The breakdown of the results of Sogecable's activities is included in tables 1 to 9 at the end of this document.

Net Turnover

In the second quarter of 2006, Sogecable's Net Turnover amounted to 336.2 million euros, up 6.5% in comparison to the same period in 2005 when Net Turnover reached 315.6 million euros. Of this amount, 300.5 million euros relate to pay television activities and 35.8 million euros were generated by **Cuatro**.

As of September 30th 2006, Sogecable's cumulative Net Turnover is 1,192.8 million euros, an increase of 101.5 million euros or 9.3% in comparison to the Net Turnover recorded for the first nine months of 2005.

Net Turnover year-on-year evolution


Million euros
+6.5%
315,6
336,2
3Q05
3Q06
Million euros
+9.3%
1.091,2
1.192,8
9M05
9M06

Subscriber Revenues

In the third quarter of 2006, Sogecable's subscriber revenues totalled 249.3 million euros, as compared to 248.5 million euros in the same period in 2005.

As of September 30th 2006, cumulative subscriber revenues amounted to 788.7 million euros, up by a slight 0.2% in comparison to the 787.4 million euros recorded in this connection in the first nine months of 2005.

This increase in revenues was achieved despite the year-on-year decline in the total number of Sogecable subscribers which amounted to 2,051,000 customers as of September 30th 2005. Out of these customers, 197,000 subscribers were still enjoying the analogue pay television service, which stopped airing on November 7th 2005 to allow the launching of **Cuatro**. The revenues generated by these customers in the first nine months of 2005 are the main source of this year-on-year variation.

In relation to the year-on-year evolution of revenues from digital subscribers, noteworthy is the increase of 9% in revenues from monthly subscriptions. The increase in pay-per-view revenue as of September 30th 2006 was 19% in comparison with the amount recorded in the first nine months of 2005.

Advertising Revenues

In the third quarter of 2006, Sogecable's advertising revenues amounted to 38.4 million euros, as compared to the 10.1 million euros obtained in the same period of 2005. Both amounts take into account the effect of seasonality affecting the summer months, a period in which television consumption drops significantly in Spain.

As a whole, as of September 30th 2006 Sogecable's advertising revenues amounted to 135.8 million euros, as compared to the 49.7 million euros obtained in pay television activities in the first nine months of the previous year.

In pay television activities, **DIGITAL+**'s advertising revenues in the third quarter of 2006 amounted to 5.2 million euros, as compared to the 10.1 million euros obtained in the same period in 2005.

The end of the ***CANAL+*** analogue service discontinued the six-hour daily window of open broadcasts and affected the generation of advertising revenues in pay television activities. However, these revenues were offset and increased thanks to the revenues generated by **Cuatro**.

In this respect, **Cuatro** generated advertising revenue of 33.2 million euros in the third quarter of 2006. As of September 30th 2006, **Cuatro** had recorded cumulative advertising revenue of de 116.2 million euros.

Advertising revenues comparison 9m05 vs 9m06


Million euros
49,70
-30,1
+116,2
135,8
9m05
Pay-TV
Cuatro
9m06

Other Revenues

In the third quarter of 2006, Sogecable's "Other Revenues" amounted to 48.5 million euros, in comparison to the 57.1 million euros obtained in the same period in 2005. As of September 30th 2006, the revenues obtained amounted to 268.3 million euros, as compared to the 254.1 million euros recorded twelve months earlier.

As compared to the revenues recorded under this caption in the previous year, the main increases related to revenues obtained by Audiovisual Sport from licensing Spanish Football league audiovisual rights to other domestic and international operators. The revenues from film production and distribution activities and the sublicensing of contents to other operators are the item with the greatest year-on-year decrease.

Operating Expenses

In the third quarter of 2006, operating expenses totalled 297.9 million euros. Of this amount, 229.9 million euros related to expenses incurred for pay television activities and 68.0 million euros were incurred by **Cuatro**.

In the third quarter of 2005, operating expenses totalled 222.7 million euros, the full amount of which related to pay television activities. The operating expenses incurred by **Cuatro**, whose activities started in November 7th 2005, are the main source of the consolidated year-on-year variation as of September 30th 2006.

As of September 30th 2006, pay television costs rose by 2.4%, reaching 840.3 million euros, as compared to 820.4 million euros in the first nine months of 2005. This increase related to the cost of purchases, whereas the trend for the rest of the captions was to drop as already observed in the first half of 2006.

Operating expenses year-on-year evolution


Million euros
Pay-TV
Cuatro
1.041,9 m€
201,6
+2.4%
820,4
840,3
9m 2005
9m 2006

The most significant variations in the different captions of Sogecable's Operating Expenses were as follows:

Purchases

In the third quarter of 2006, purchases totalled 196.6 million euros, as compared to 136.5 million euros devoted to this line in the same period of the previous year. The main increase in comparison to the amounts recorded in the same quarter in 2005 related to the costs of **Cuatro's** activities, which amounted to 44.4 million euros.

As of September 30th 2006, cumulative purchases amounted to 714.3 million euros, as compared to the 539.0 million euros incurred in the first nine months of 2005. The cumulative costs of contents in the pay television activity amounted to 587.1 million euros, whereas 127.2 million euros were incurred by **Cuatro**.

In the second and third quarters of 2006, these figures include the Germany Football World Cup broadcasts. In this respect, **DIGITAL+** aired all of these games live and **Cuatro** shared the eight most important matches with laSexta.

The amounts for the third quarter of 2006 include as well the proportional cost of the new Spanish Football League season, with the effects resulting from the agreements reached with Mediapro on July 27th 2006.

Personnel Expenses

In the third quarter of 2006, Personnel Expenses totalled 31.5 million euros. As of September 30th 2006, the expenses incurred in this connection amounted to 100.7 million euros, as compared to the 87.9 million euros recorded in the first nine months of 2005.

As of September 30th 2006, there was a year-on-year drop of 12.7% in Personnel Expenses attributable to pay television activities, which amounted 76.7 million euros, as compared to 87.9 million euros in the same quarter of 2005.

Meanwhile, the personnel expenses of **Cuatro** amounted to 7.5 million euros in the third quarter of 2006, and a cumulative 24.0 million euros as of September 30th 2006.

Sogecable's average headcount in the first nine months of 2006 was 1,892, as compared to an average 1,726 employees in the same period of 2005.

Other Operating Expenses

In the third quarter of 2006, Sogecable's Other Operating Expenses amounted to 69.8 million euros, as compared to 59.6 million euros in the same period of the previous year.

As of September 30th 2006, Sogecable's Other Operating Expenses amounted to 226.8 million euros, as compared to 193.5 million euros in the same period of the previous year.

In the first three quarters of 2006, there was a year-on-year drop in the cost incurred in pay television activities which, as of September 30th, totalled 8.8%, as compared to the cost incurred during the first nine months of 2005. Additionally, in 2006, Sogecable has incurred cumulative costs of 50.4 million euros in relation to **Cuatro's** activities.

Other operating expenses year-on-year comparison


Million euros
69.8 m€
16,2
-10.0%
59,6
53,6
3Q 2005
3Q 2006
Million euros
226.8 m€
50,4
-8.8%
193,5
176,4
9m 2005
9m 2006
Pay-TV
Cuatro

By item, the main year-on-year variations relate to an increase in the costs of advertising campaigns to recruit new pay television subscribers, as well as transmission costs for Digital Terrestrial Television services.

EBITDA

In the third quarter of 2006, Sogecable's EBITDA totalled 38.9 million euros. Pay television activities generated EBITDA of 71.2 million euros, whereas **Cuatro's** activities in the period gave rise to a negative EBITDA of 32.2 million euros.

As of September 30th 2006, EBITDA amounted to 153.3 million euros, as compared to a cumulative 273.6 million euros in the first nine months of 2005.

The six-hour advertising window of ***CANAL+*** transferred to free television activities, the loss of revenues from analogue subscribers and the broadcast of the Germany Football World Cup by **DIGITAL+** are the main sources of the year-on-year difference in pay television activities.

In this respect, as of September 30th 2006 EBITDA totalled 231.6 million euros, as compared to a cumulative 273.6 million euros in the first nine months of 2005.

Cuatro, which is still in its first year of operations, contributed a negative EBITDA of 78.3 million euros as of September 30th 2006.

EBITDA quarterly breakdown by activity


Million euros
Million euros
72,3
88,1
71,2
231,6
€m153.3
-25,6
-20,5
-32,2
-78,3
1Q 2006
2Q 2006
3Q 2006
9m 2006
Pay-TV
Cuatro

EBIT

In the third quarter of 2006, Sogecable's EBIT amounted to 0.3 million euros, as compared to the 44.0 million euros recorded in the same quarter of 2005.

As of September 30th 2006, EBIT showed a positive balance of 2.9 million euros, as compared to the earnings of 101.2 million euros recorded as of the same date in 2005. The EBIT generated by pay television activities amounted to 84.2 million euros, whereas **Cuatro** contributed a negative EBIT of 81.3 million euros.

In the third quarter of 2006, the downward trend in depreciation and amortisation shown in the first half of 2006 accelerated.

As of September 30th 2006, the year-on-year decrease in this item amounted to 22.1 million euros, of which 11.3 million euros related to the drop recorded in the third quarter.

The most significant factor in terms of the year-on-year variation continues to be the progressive decline in depreciation charges from digital decoders, although the amortisation relating to film and Audiovisual Sport activities also gave rise to significant drops.

Results

In the third quarter of 2006, Sogecable recorded net losses of 10.2 million euros, as compared to the net profit of 16.8 million euros recorded in the same period in 2005.

As of September 30th 2006, Sogecable cumulative net loss in the current half of the year amounted to25.9 million euros, as compared to the profit of 19.5 million euros recorded in the same period in 2005.

The year-on-year variation mainly relates to the negative contribution of the activities of **Cuatro.**

Investments

In the third quarter of 2006, Sogecable made investments amounting to 26.4 million euros. The main investments related to the acquisition of digital decoders and the costs incurred to attract new **DIGITAL+** subscribers.

As of September 30th 2006, cumulative investments amounted to 195.6 million euros. Of these, 111.7 million euros related to the acquisition by Sogecable of the minority stakes in Canal Satélite owned by Digital Warner (10%) and Dalbergia (4.5%) in the first quarter of 2006. Sogecable now holds 100% of this company's share capital.

Additionally, on April 26th 2006, a capital increase of 1,570,594 redeemable shares was registered in the Spanish Official Register, in accordance with the resolution adopted at Sogecable's Annual General Meeting held on April 27th 2005. Following this capital increase, the share capital of Sogecable consists of 138,432,307 shares with a par value of 2 euros each.

Bank Debt

As of September 30th 2006, the bank debt drawn down by Sogecable amounted to 1.050,1 million euros in comparison to 1.028,1 million euros as of June 30th 2006.

Net bank debt quarterly evolution

Million euros


1.101
1.037
1.010
1.017
1.046
1.028
1.050
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

NOTE: The net bank debt shows the net balance of credit and debit positions outstanding with financial entities as of the end of the period. In addition to specific items in the Balance sheets, the amounts expended in debt registration and financial derivatives are added.

Sogecable

Consolidated financial statements as of

September 30th 2006

CONTENTS

Chart 1: Pay television and free television results (nine months)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2006 (January-September)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**1.071,9**	**123,3**	**1.195,1**
Net Turnover	1.069,5	123,3	1.192,8
Subscribers	*788,7*		*788,7*
Advertising	*19,6*	*116,2*	*135,8*
Other	*261,2*	*7,0*	*268,3*
Other operating revenues	2,4	0,0	2,4
OPERATING EXPENSES	**840,3**	**201,6**	**1.041,9**
Purchases	587,1	127,2	714,3
Personnel expenses	76,7	24,0	100,7
Other operating expenses	176,4	50,4	226,8
EBITDA	**231,6**	**-78,3**	**153,3**
Depreciation and amortisation	147,4	3,0	150,4
OPERATING INCOME/LOSS (EBIT)	**84,2**	**-81,3**	**2,9**

Chart 2: Pay television and free television results (quarter)

Sogecable

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 (July-September)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**301,0**	**35,8**	**336,8**
Net Turnover	300,5	35,8	336,2
Subscribers	*249,3*		*249,3*
Advertising	*5,2*	*33,2*	*38,4*
Other	*46,0*	*2,5*	*48,5*
Other operating revenues	0,6		0,6
OPERATING EXPENSES	**229,9**	**68,0**	**297,9**
Purchases	152,2	44,4	196,6
Personnel expenses	24,0	7,5	31,5
Other operating expenses	53,6	16,2	69,8
EBITDA	**71,2**	**-32,2**	**38,9**
Depreciation and amortisation	37,6	1,0	38,6
OPERATING INCOME/LOSS (EBIT)	**33,6**	**-33,3**	**0,3**

Chart 3: Pay television activities evolution (nine months)

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2006 & 2005 (January-September)

(Million euros)

	January - September 2006	January - September 2005	Dif	% var
TOTAL REVENUES	**1.071,9**	**1.094,0**	**-22,2**	**-2,0%**
Net Turnover	1.069,5	1.091,2	-21,7	-2,0%
Subscribers	*788,7*	*787,4*	*1,3*	*0,2%*
Advertising	*19,6*	*49,7*	*-30,1*	*-60,6%*
Other	*261,2*	*254,1*	*7,1*	*2,8%*
Other operating revenues	2,4	2,8	-0,4	-15,7%
OPERATING EXPENSES	**840,3**	**820,4**	**19,8**	**2,4%**
Purchases	587,1	539,0	48,1	8,9%
Personnel expenses	76,7	87,9	-11,2	-12,7%
Other operating expenses	176,4	193,5	-17,0	-8,8%
EBITDA	**231,6**	**273,6**	**-42,0**	**-15,4%**
Depreciation and amortisation	147,4	172,4	-25,1	-14,5%
OPERATING INCOME/LOSS (EBIT)	**84,2**	**101,2**	**-17,0**	**-16,8%**

Note: The figures for 2006 relates exclusively to pay television activities. The data for 2005 relates to the Consolidated Income Statement for the period in which Sogecable only carried on pay television activities.

Chart 4: Pay television activities evolution (quarter)

Pay television

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (July-September)

(Million euros)

	July - September 2006	July - September 2005	Dif	% var
TOTAL REVENUES	**301,0**	**316,7**	**-15,6**	**-4,9%**
Net Turnover	300,5	315,6	-15,2	-4,8%
Subscribers	*249,3*	*248,5*	*0,8*	*0,3%*
Advertising	*5,2*	*10,1*	*-4,9*	*-48,3%*
Other	*46,0*	*57,1*	*-11,1*	*-19,5%*
Other operating revenues	0,6	1,0	-0,4	-42,8%
OPERATING EXPENSES	**229,9**	**222,7**	**7,1**	**3,2%**
Purchases	152,2	136,5	15,7	11,5%
Personnel expenses	24,0	26,7	-2,6	-9,9%
Other operating expenses	53,6	59,6	-6,0	-10,0%
EBITDA	**71,2**	**93,9**	**-22,7**	**-24,2%**
Depreciation and amortisation	37,6	49,9	-12,3	-24,6%
OPERATING INCOME/LOSS (EBIT)	**33,6**	**44,0**	**-10,4**	**-23,7%**

Note: The figures for 2006 relates exclusively to pay television activities. The data for 2005 relates to the Consolidated Income Statement for the period in which Sogecable only carried on pay television activities.

Chart 5: Consolidated financial statements (nine months)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2006 & 2005 (January-September)

(Million euros)

	January - September 2006	January - September 2005	Dif	% var
TOTAL REVENUES	**1.195,1**	**1.094,0**	**101,1**	**9,2%**
Net Turnover	1.192,8	1.091,2	101,5	9,3%
Subscribers	*788,7*	*787,4*	*1,3*	*0,2%*
Advertising	*135,8*	*49,7*	*86,1*	*173,3%*
Other	*268,3*	*254,1*	*14,1*	*5,6%*
Other operating revenues	2,4	2,8	-0,4	-15,6%
OPERATING EXPENSES	**1.041,9**	**820,4**	**221,5**	**27,0%**
Purchases	714,3	539,0	175,3	32,5%
Personnel expenses	100,7	87,9	12,8	14,6%
Other operating expenses	226,8	193,5	33,3	17,2%
EBITDA	**153,3**	**273,6**	**-120,4**	**-44,0%**
Depreciation and amortisation	150,4	172,4	-22,1	-12,8%
OPERATING INCOME/LOSS (EBIT)	**2,9**	**101,2**	**-98,3**	**-97,1%**
Other depreciation and provisions	0,0	-1,2	1,2	n.a.
Gains or losses on sales of fixed assets	0,0	-0,1	0,1	n.a.
Financial results	-45,7	-61,0	15,3	-25,1%
Share in results of companies carried by the equity method	-4,4	-4,7	0,4	-7,5%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-47,2**	**36,7**	**-83,9**	**n.a.**
Corporate income tax	17,2	-21,7	38,8	n.a.
Income/Loss attributed to minority interests	4,1	4,5	-0,3	-7,7%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-25,9**	**19,5**	**-45,4**	**n.a.**

Chart 6: Consolidated financial statements (quarter)

Sogecable

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (July-September)

(Million euros)

	July - September 2006	July - September 2005	Dif	% var
TOTAL REVENUES	**336,8**	**316,7**	**20,2**	**6,4%**
Net Turnover	336,2	315,6	20,6	6,5%
Subscribers	*249,3*	*248,5*	*0,8*	*0,3%*
Advertising	*38,4*	*10,1*	*28,4*	*n.a.*
Other	*48,5*	*57,1*	*-8,6*	*-15,1%*
Other operating revenues	0,6	1,0	-0,4	-42,8%
OPERATING EXPENSES	**297,9**	**222,7**	**75,1**	**33,7%**
Purchases	196,6	136,5	60,1	44,1%
Personnel expenses	31,5	26,7	4,8	18,1%
Other operating expenses	69,8	59,6	10,2	17,1%
EBITDA	**38,9**	**93,9**	**-55,0**	**-58,5%**
Depreciation and amortisation	38,6	49,9	-11,3	-22,6%
OPERATING INCOME/LOSS (EBIT)	**0,3**	**44,0**	**-43,7**	**-99,3%**
Other depreciation and provisions	0,0	-0,7	0,8	n.a.
Gains or losses on sales of fixed assets	0,0	0,1	0,0	n.a.
Financial results	-14,5	-15,8	1,3	-8,4%
Share in results of companies carried by the equity method	-1,5	-0,6	-1,0	169,4%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-15,7**	**28,3**	**-44,1**	**-155,6%**
Corporate income tax	5,7	-9,9	15,6	n.a.
Income/Loss attributed to minority interests	-0,1	-1,6	1,4	-90,9%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-10,2**	**16,8**	**-27,0**	**-160,6%**

Chart 7: Consolidated Balance Sheets

Sogecable

CONSOLIDATED BALANCE SHEETS

(Million euros)

ASSETS	September 30th 2006	September 30th 2005
Tangible fixed assets	177,7	195,1
Intangible assets	293,9	360,8
Long-term financial investments	5,6	10,7
Investments in associated companies	11,1	18,6
Deferred tax assets	1.307,4	1.288,0
Other non-current assets	11,9	14,4
Goodwill in consolidation	88,3	11,0
FIXED AND OTHER NON-CURRENT ASSETS	**1.895,8**	**1.898,6**
Inventories	180,9	211,2
Accounts receivable	329,7	223,1
Other current assets	58,3	47,7
Cash and cash equivalents	4,1	3,3
CURRENT ASSETS	**573,1**	**485,3**
TOTAL ASSETS	**2.468,9**	**2.383,9**

SHAREHOLDERS' EQUITY AND LIABILITIES	September 30th 2006	September 30th 2005
Capital stock	276,9	267,1
Equity reserves	719,6	614,1
Cumulative results	-601,2	-565,4
GROUP SHAREHOLDERS EQUITY	**395,3**	**315,8**
Minority Interests	3,7	30,2
TOTAL EQUITY	**399,0**	**346,0**
Long-term payables to financial entities	891,9	888,5
Other financial liabilities	202,6	226,4
Provisions	33,5	43,4
Deferred taxes	81,9	100,9
Other non-current liabilities	17,2	29,6
NON-CURRENT LIABILITIES	**1.227,2**	**1.288,9**
Short-term payables to financial entities	145,2	103,8
Trade accounts payable	658,6	533,4
Other non-trade debts	39,0	111,7
CURRENT LIABILITIES	**842,7**	**748,9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2.468,9**	**2.383,9**

Chart 8: Consolidated Cash-Flow statements (nine months)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	January - September 2006	January - September 2005
(Million euros)		
Net income (loss)	**(25,9)**	**19,5**
Adjustments to income (loss)-		
Depreciation and amortisation	150,4	172,4
Amortisation of goodwill	0,0	0,0
Deferred charges and deferred revenues transferred to income statements	(1,8)	(3,0)
Share in results of companies carried by the equity method	4,4	4,7
Financial expenses paid	27,3	42,5
Changes in provisions and other extraordinary results	0,1	(2,1)
Income (loss) attributed to minority interests	(4,1)	(4,5)
Corporate income tax	(17,2)	21,7
Funds obtained	**133,0**	**251,1**
Changes in operating assets and liabilities (excluding financial items)	**(82,7)**	**71,7**
Cash provided by operations	**50,4**	**322,8**
Investments in films assets	(6,8)	(2,9)
Investments in tangible technical equipment	(35,1)	(23,4)
Subscriber acquisition cost	(35,1)	(47,7)
Financial investments	(111,7)	(17,0)
Other investments	(6,9)	(18,2)
Sales and retirements of fixed assets	11,5	9,2
Cash from (used in) investing activities	**(184,1)**	**(100,0)**
Capital increases	117,9	185,0
Increase (decrease) in long-term debt (excluding financial debts)	7,0	(206,4)
Cash from (used in) financing activities (excluding bank facilities)	**124,9**	**(21,4)**
Increase (decrease) of long-term bank facilities	8,0	(222,6)
Increase (decrease) of short-term bank facilities	30,3	63,0
Changes in cash and short-term financial investments	(2,2)	0,5
Cash from (used in) bank facilities	**36,0**	**(159,1)**
Financial expenses paid in the period	**(27,3)**	**(42,5)**
Funds obtained from (used in) financing activities	**133,7**	**(223,0)**

Chart 9: Consolidated Cash-Flow statements (quarter)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	July - September 2006	July - September 2005
(Million euros)		
Net income (loss)	**(10,2)**	**16,8**
Adjustments to income (loss)-		
Depreciation and amortisation	38,7	49,9
Deferred charges and deferred revenues transferred to income statements	(0,5)	(0,7)
Share in results of companies carried by the equity method	1,5	0,5
Financial expenses paid	11,7	8,3
Changes in provisions and other extraordinary results	1,2	(1,4)
Income (loss) attributed to minority interests	0,2	1,6
Corporate income tax	(5,7)	9,9
Funds obtained	**36,9**	**84,9**
Changes in operating assets and liabilities (excluding financial items)	**(31,0)**	**3,9**
Cash provided by operations	**5,9**	**88,8**
Investments in films assets	(1,4)	(1,2)
Investments in tangible technical equipment	(12,4)	(9,0)
Subscriber acquisition cost	(10,6)	(17,3)
Financial investments	0,0	(2,0)
Other investments	(2,0)	(10,3)
Sales and retirements of fixed assets	2,6	2,1
Cash from (used in) investing activities	**(23,8)**	**(37,7)**
Capital increases	7,9	0,0
Increase (decrease) in long-term debt (excluding financial debts)	0,0	(8,8)
Cash from (used in) financing activities (excluding bank facilities)	**7,9**	**(8,8)**
Increase (decrease) of long-term bank facilities	(0,7)	(220,7)
Increase (decrease) of short-term bank facilities	13,1	98,7
Changes in cash and short-term financial investments	9,4	88,0
Cash from (used in) bank facilities	**21,8**	**(34,0)**
Financial expenses paid in the period	**(11,7)**	**(8,3)**
Funds obtained from (used in) financing activities	**18,0**	**(51,1)**

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RECEIVED

GENERAL Version 5.1.3

Security Reference

DATA PERTAINING TO:

PERIOD Second Half Year YEAR 2006

I. IDENTIFICATION OF ISSUER

Corporate Name:
SOGECABLE, S.A.

Corporate Headquarters:
AVENIDA DE LOS ARTESANOS, NUMBER 6 - 28760 TRES CANTOS, MADRID

Taxpayer ID
A79114815

Parties accountable for data contained herein, offices held, specified authority delegated or powers of attorney under which each individual acts in representation of the company:

Signature:

IÑIGO DAGO ELORZA, Corporate Secretary, Delegation of Authority as per certified instrument dated 02-26-2001, protocol number 655
FERNANDO MARTÍNEZ ALBACETE, Director of Economics and Finance, Delegation of Authority as per certified instrument dated 10-20-2001, protocol number 3475

CONTENTS OF SEMI-ANNUAL DATA
(Indicate with an 'x' if applicable)

			Single	Consolidated
i.	Identification of issuer	0010	x	
ii.	Variation in consolidated group	0020		x
iii.	Basis for submission & evaluation criteria	0030	x	x
iv.	Balance sheet (*)	0040	x	x
v.	Profit & loss (*)	0050	x	x
vi.	Consolidated balance sheet comparison	0060		
vii.	Allocation by activity of net sales volume	0070	x	x
viii.	Headcount	0080	x	x
ix.	Business development	0090	x	x
x.	Loan issue, repayment or write-off	0100		
xi.	Distribution of dividends	0110		
xii.	Significant facts	0120	x	x
xiii.	Explanatory appendix of significant facts	0130	x	x
xiv.	Transactions with affiliated parties	0140	x	x
XV.	Special report of audit	0150		

(*) With respect to consolidated data, the standard balance sheet and profit & loss statement required by current legislation will be the only formats submitted.

II. VARIATION IN THE COMPANIES COMPOSING THE CONSOLIDATED GROUP (1)

During the period 2006, the following variations took place in the composition of the SOGECABLE GROUP:

-On 8th February, SOGECABLE notified the agreement reached with Warner and Dalbergia, S.L. for the acquisition of their respective minority holdings in the share capital of CANALSATELITE DIGITAL, S.L. Until that date, Sogecable, S.A. had held 85·5% of this company's shares, so that with this operation its holding reached 100% of its share capital, directly and indirectly. For the purposes of this operation, the General Meeting of Shareholders of Sogecable, S.A. agreed an increase in capital, excluding preferential subscription rights, given that the shares will be paid up by means of the non-monetary consideration of shares in CanalSatelite Digital, S.L. and were therefore allocated to these shareholders. The said increase in capital took place on 31st March 2006 (see Annexe II of Significant Facts of this Periodic Public Information, points 3 and 4). The acquisition of these minority shareholdings in CanalSatelite Digital, S.L. has not led to any change in the method of consolidation of the affiliate company in the Group, which was already in the process of incorporation by way of global integration. After the acquisition of 100% of the share capital of CanalSatelite Digital, S.L., Sogecable has concentrated its pay TV operations in Digital + (CanalSatelite Digital, S.L and DTS Distribuidora de Television Digital, S.A.). This has not involved any changes in shareholdings in the consolidated Group nor any change in the activities carried out by the Group.

- On the same date, SOGECABLE notified the agreement reached with Warner for the purchase of Warner's minority shareholding in CINEMANIA, S.L., which amounted to 10% of its share capital. With this acquisition Sogecable has reached a direct or indirect holding of 100% of the share capital of Cinemanía, S.L. (see Annexe II of Significant Facts of this Periodic Public Information, points 3 and 4). The acquisition of this minority shareholding in Cinemania, S.L. has not led to any change in the method of consolidation of the affiliate company in the Group, as it was already in the process of incorporation by way of global integration.

- During the financial year 2006, SOGECABLE reached certain agreements with third parties for the sale of 5% of the share capital of Audiovisual Sport, S.L. As at the date of this Periodic Public Information, the operation referred to is pending execution. At all events, the materialisation of this transaction in due course would not involve any change in the method of consolidation of the affiliate company in the Group, as it would continue being incorporated by way of global integration.

III. BASIS FOR SUBMISSION & EVALUATION CRITERIA

(In the preparation of the data and information of a financial and accounting nature included in this periodical public report, the principles and criteria of examination and evaluation provided by current regulations for compilation of financial and accounting information contained in the annual financial statements corresponding to the annual period to which the periodical public information published refers shall be applied. If as an exception, generally accepted accounting principles and criteria were not applied to the data and information attached, this fact shall be disclosed and sufficiently supported by circumstances, and include an explanation of the impact that non-application may have on the net worth, financial status and profit & loss of the entity or its consolidated group. In addition, and with a scope similar to the preceding, any modifications in accounting criteria that, where applicable and relating to the latest audited financial results, may have occurred during the preparation of the attached information, shall be mentioned and commented upon. If the same accounting principles, criteria and policy as that applied in the previous financial statement were applied and these coincide with the provisions of current accounting regulations applicable to the firm, this fact shall be specifically indicated. When adjustments or reclassifications to the preceding period occur in accordance with applicable regulations, due to changes to accounting policy, errors corrected or modifications in the classification of entries, this heading shall include that quantitative and qualitative data required for the comprehension of such adjustments and/or reclassifications.)

Regulation 1606/2002 of the European Parliament and the Council of July 19, 2002, establishes that in the case of financial periods commencing with January 1, 2005, any entities having securities listed on a regulated stock exchange shall prepare their consolidated financial statement in line with the International Financial Reporting Regulations (hereinafter IFRR). In our country, this responsibility has been regulated in the eleventh and final clause of Law 62/2003 dated December 30, 2003.

In the preparation of the financial / accounting information for the financial years 2006 and 2005 included in this Periodic Public Information, the principles and criteria of acknowledgement and evaluation contemplated in current legislation for the purposes of drawing up information of a financial / accounting nature have been applied in the annual accounts for both the Company and the Group corresponding to the 2006 accounting period.

In this respect, the consolidated financial information for the Sogecable Group is presented according to the International Rules for Financial Information adopted in Europe. The accounting principles, criteria and policies employed in preparing this information are described in the audited consolidated annual accounts for the financial year 2006.

After the promulgation of Law no. 35/2006, dated 28th November, on Personal Income Tax and the partial amendment of the Laws on Corporate Income Tax, Non-residents' Income Tax and Capital Tax, the tax rates applicable to companies in terms of Corporate Income Tax have been reduced for subsequent tax years. Consequently, the Sogecable Group has taken steps to modify the value of assets and liabilities in respect of deferred tax registered in previous financial years in accordance with the tax rates applicable at the time of its estimated recovery. The result of this adjustment in value amounts to 164·1 million euros approximately, which sum has been noted directly in the net capital entry in the consolidated Balance Sheet as at 31st December 2006, as the Group Administrators consider that, although this criterion does not exactly coincide with the terms of the accounting regulation, it is a matter of a value adjustment associated with assets and liabilities subject to tax that have been registered in previous financial years. Their objective is that the consolidated Profit and Loss Account for the 2006

financial year should faithfully reflect the results arising from the Group's operations in this accounting period. In this manner, the assets and liabilities subject to tax as at 31st December 2006 are recorded at their estimated recovery value, while the Group's own resources include the whole of the accounting effect produced by the said amendments to tax legislation mentioned above.

Moreover, the individual corporate financial information corresponding to Sogecable, S.A. is presented in accordance with the rules established in the General Accounting Plan. The accounting principles, criteria and policies employed in preparing this information are described in the audited individual annual accounts for the financial year 2006.

IV. INDIVIDUAL BALANCE SHEET OF THE CORPORATION

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	0200		
I. Start-up Cost	0210	3,423	6,241
II. Intangible Fixed Assets	0220	73,877	111,381
II.1 Leased Property Rights	0221	11,266	
II.2 Other Intangible Fixed Assets	0222	62,611	100,115
III. Tangible Fixed Assets	0230	71,887	82,006
IV. Financial Investment	0240	1,506,712	1,504,251
V. Long Term Equity	0250		
VI. Long Term Accounts Receivable	0255		
B) FIXED ASSETS (2)	**0260**	**1,655,899**	**1,703,879**
C) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**0280**	**24,918**	**31,043**
I. Paid-in Shareholder Equity	0290		
II. Inventory	0300	27,398	188,047
III. Accounts Receivable	0310	156,877	272,640
IV. Temporary Financial Investments	0320	174	204
V. Short Term Equity	0330		
VI. Cash & Banks	0340	25	311
VII. Adjustments by Period	0350	6,269	23,899
D) WORKING CAPITAL	**0360**	190,743	485,101
TOTAL ASSETS (A+B+C+D)	**0370**	**1,871,560**	**2,220,023**

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	0500	276,865	267,129
II. Reserves	0510	873,394	767,387
III. Prior Year's Profit/Loss	0520	-668,110	-581,534
IV. Annual Profit/Loss	0530	-216,029	-42,158
V. Prepaid Dividends Distributed	0550		
A) NET WORTH (2)	**0560**	**266,120**	**410,824**
B) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	0590		21,183
C) PROVISIONS FOR BORROWING AND EXPENSE	0600	13,115	50,703
I. Debentures and Other Negotiable Securities Issued	0610		
II. Borrowings with Financial Institutions	0615	811,179	901,581
III. Intra-group & Affiliate Borrowings	0620		
IV. Accounts Payable	0625		
V. Other Long Term Debt	0630	193,928	193,928
D) LONG TERM BORROWING	**0640**	**1,005,107**	**1,095,509**
I. Debentures and Other Negotiable Securities Issued	0650		
II. Borrowings with Financial Institutions	0655	156,806	81,442
III. Intra-group & Affiliate Borrowings	0660	229,463	180,096
IV. Commercial Accounts Payable	0665	187,065	342,780
V. Other Short Term Debt	0670	12,955	24,492
VI. Adjustments for Period	0680	929	12,994
E) SHORT TERM BORROWING (5)	**0690**	**587,218**	**641,804**
F) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**0695**		
TOTAL LIABILITIES (A+B+C+D+E+F)	**0700**	**1,871,560**	**2,220,023**

V. INDIVIDUAL PROFIT/LOSS OF THE CORPORATION

Units: Euros '000		Current Period Amount	%	Prior Period Amount	%
+ Net Revenues (6)	0800	752,850	100.00%	985,730	100.00%
+ Other Income (7)	0810	62	0.01%	77	0.01%
+/-Variance Inventory of Finished Product and In Progress	0820		0.00%		0.00%
= **TOTAL PRODUCTION**	**0830**	**752,912**	100.01%	**985,807**	100,01%
- Net Purchases	0840	-600,789	-79,80%	-657,645	-66,72%
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	0850		0.00%		0.00%
External & Operating Expense (8)	0860	-171,024	-22,72%	-214,168	-21,73%
= **ADJUSTED VALUE ADDED**	**0870**	**-18,901**	-2,51%	**113,994**	11,56%
+/-Other Expense & Earnings (9)	0880		0.00%		0.00%
- Staff Expense	0890	-70,921	-9,42%	-70,760	-7,18%
= **GROSS OPERATING PROFIT/LOSS**	**0900**	**-89,822**	**-11,93%**	**43.234**	**4,39%**
- Provision for Depreciation of Fixed Assets	0910	-29,885	-3.97%	-31,030	-3,15%
- Provision for Recoveries	0915		0.00%		0.00%
+/-Variance in Provisions for Working Assets (10)	0920		0.00%		0.00%
= **NET OPERATING PROFIT/LOSS**	**0930**	**-119,707**	**-15,90%**	**12,204**	**1,24%**
+ Interest Income	0940	43,304	5,75%	42,769	4,34%
- Interest Expense	0950	-108,778	-14,45%	--99,589	-13,10%
+ Capitalized Interest & Differences in Exchange	0960		0.00%		0.00%
+/- Reserve for Amortization & Depreciation (11)	0970		0.00%		0.00%
= **PROFIT/LOSS ON REGULAR OPERATIONS**	**1020**	**-185.181**	**-24,60%**	**-44,616**	**-4,53%**
+/- Profit/Loss from Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (12)	1021	-14	-0,00%	-4,282	0.00%
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	1023	-81,456	-10,82%	5,764	0,58%
+/- Profit/Loss from Share & Debenture Trading (14)	1025			0.00%	0.00%
+/- Prior Period Profit/Loss (15)	1026		0.00%		0.00%
+/- Other Special Profit/Loss (16)	1030	6,725	0,89%	245	-0,02%
= **PRE-TAX PROFIT/LOSS**	**1040**	-259,926	-34,53%	-42,889	-
4,3520.97%					
+/- Income Tax	1042	43,897	5,83%	731	0,07%
= **CURRENT PERIOD PROFIT/LOSS**	**1044**	**-216,029**	**-28,69%**	**-42,158**	**-4,28%**

IV. CONSOLIDATED GROUP BALANCE SHEET
(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	1200		
I. Start-up Cost	1210		
II. Intangible Fixed Assets	1220		
II.1 Leased Property Rights	1221		
II.2 Other Intangible Fixed Assets	1222		
III. Tangible Fixed Assets	1230		
IV. Financial Investment	1240		
V. Long Term Equity in Controlling Entity	1250		
VI. Long Term Accounts Receivable	1255		
B) FIXED ASSETS (2)	**1260**		
C) CONSOLIDATED GOODWILL	**1270**		
D) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**1280**		
I. Paid-in Shareholder Equity	1290		
II.Inventory	1300		
III.Accounts Receivable	1310		
IV.Temporary Financial Investments	1320		
V. Short Term Equity in Controlling Entity	1330		
VI.Cash & Banks	1340		
VII. Adjustments by Period	1350		
E) WORKING CAPITAL	**1360**		
TOTAL ASSETS (A+B+C+D+E)	**1370**		

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	1500		
II.Reserves Controlling Entity	1510		
III.Reserves Consolidated Companies (17)	1520		
IV. Differences in Exchange (18)	1530		
IV.Annual Profit/Loss Controlling Entity	1540		
V. Prepaid Dividends Distributed	1550		
A) NET WORTH	**1560**		
B) EXTERNAL PARTNERS	**1570**		
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	**1590**		
E) RESERVES FOR RISK AND EXPENSE	**1600**		
I. Debentures and Other Negotiable Securities Issued	1610		
II.Borrowing with Financial Institutions	1615		
III.Long Term Accounts Payable	1625		
IV.Other Long Term Debt	1630		
F) LONG TERM BORROWING	**1640**		
I. Debentures and Other Negotiable Securities Issued	1650		
II.Borrowings with Financial Institutions	1655		
III.Commercial Accounts Payable	1665		
IV.Other Short Term Debt	1670		
V. Adjustments for Period	1680		
G) SHORT TERM BORROWING (4)	**1690**		
H) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**1695**		
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**1700**		

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000		Current Period Amount	%	Prior Period Amount	%
+ Net Revenues (6)	1800				
+ Other Income (7)	1810				
+/-Variance Inventory of Finished Product and In Progress	1820				
= **TOTAL PRODUCTION**	**1830**				
- Net Purchases	1840				
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	1850				
External & Operating Expense (8)	1860				
= **ADJUSTED VALUE ADDED**	**1870**				
+/-Other Expense & Earnings (9)	1880				
- Staff Expense	1890				
= **GROSS OPERATING PROFIT/LOSS**	**1900**				
- Provision for Depreciation of Fixed Assets	1910				
- Provision for Recoveries	1915				
+/- Variance in Provisions for Working Assets (10)	1920				
= **NET OPERATING PROFIT/LOSS**	**1930**				
+ Interest Income	1940				
- Interest Expense	1950				
+ Capitalized Interest & Differences in Exchange	1960				
+/- Reserve for Amortization & Financial Provisions(11)	1970				
+/- Profit/Loss on Differences in Exchange (19)	1980				
+/- Profit Sharing in Companies	1990				
- Amortization of Consolidated Goodwill	2000				
+ Reversal of Negative Differences From Consolidation	2010				
= **PROFIT/LOSS ON REGULAR OPERATIONS**	**2020**				
+/- Profit/Loss from Intangible Fixed Assets,Tangible Fixed Assets and Control Portfolio (12)	2021				
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	2023				
+/- Profit/Loss from Share & Debenture Trading (14)	2025				
+/- Prior Periods Profit/Loss (15)	2026				
+/- Other Special Profit/Loss (16)	2030				
= **PRE-TAX CONSOLIDATED PROFIT/LOSS**	**2040**				
+/- Income Tax	2042				
= **CURRENT PERIOD CONSOLIDATED PROFIT/LOSS**	2044				
+/- Profit/Loss from ExternalPartners	2050				
= **CURRENT PERIOD PROFIT/LOSS FROM CONTROLLING ENTITY**	**2060**				

IV. CONSOLIDATED GROUP BALANCE SHEET

(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

		Current Period	Prior Period
I. Tangible Fixed Assets	4000	174,718	201,558
II. Real Estate	4010		
III. Goodwill	4020	88,332	11,006
IV. Other Intangible Fixed Assets	4030	284,490	348,429
V. Non-current Financial Assets	4040	5,540	5,976
VI. Investments Booked by Holding Method	4050	10,110	17,324
VII. Biological Assets	4060		
VIII. Deferred Tax Payments	4070	1,141,553	1,303,135
IX. Other Non-Current Assets	4080	11,283	13,772
A) NON-CURRENT ASSETS	**4090**	**1,716,026**	**1,901,200**
I. Biological Assets	4100		
II. Inventory	4110	174,985	198,432
III. Commercial & Other Accounts Receivable	4120	340,569	254,157
IV. Other Current Financial Assets	4140		
V. Tax Credit on Current Earnings	4150		
VI. Other Current Assets	4160	48,235	24,270
VII. Cash & Other Equivalent Liquidity	4170	4,001	1,937
Sub-total Current Assets	**4180**	**567,790**	**478,796**
VIII. Non-current Assets Classified for Sale and from Discontinued Business Activities	4190		
B) CURRENT ASSETS	**4195**	**567,790**	**477,319**
TOTAL ASSETS (A+B)	**4200**	**2,283,816**	**2,379,996**

LIABILITIES & CURRENT NET WORTH		Current Period	Prior Period
I. Capital	4210	267,865	267,129
II. Other Reserves (20)	4220	702,414	612,197
III.Cumulative Earnings (21)	4230	-777,607	-575,302
IV. Other Instruments of Net Worth	4235		
V. Less: Own Equity	4240		
VI. Differences in Exchange	4250		
VII.Other Value Dating Adjustments	4260		
VIII.Reserves for Revaluation of Non-current Assets classified as maintained for sale or discontinued business activity	4265		
IX. Less: Prepaid Dividends	4270		
SHAREHOLDERS' EQUITY IN CONTROLLING ENTITY	**4280**	**201,672**	**304,024**
X. Minority Holdings	4290	2,743	35,097
A) SHAREHOLDERS' EQUITY	**4300**	**204,415**	**339,121**
I. Debentures and Other Negotiable Securities Issued	4310		
II. Borrowings with Financial Institutions	4320	799,595	880,600
III.Other Debt	4330	202,875	211,065
IV. Liability for Deferred Tax Payments	4340	72,638	95,262
V. Reserves	4350	31,135	41,701
VI. Other Non-current Liabilities (22)	4360	14,391	25,889
B) NON-CURRENT LIABILITIES	**4370**	**1,120,634**	**1,254,517**
I. Debentures and Other Negotiable Securities Issued	4380		
II. Borrowings with Financial Institutions	4390	185,847	114,945
III.Commercial & Other Accounts Payable	4400	732,741	579,685
IV. Other Financial Liabilities	4410		
V. Reserves	4420		
VI. Liability for Tax Due on Current Earnings	4430		
VII.Other Current Liability	4440	40,179	91,728
Sub-total Current Liabilities	**4450**	**958,767**	**786,358**
VIII.Liabilities directly associated to Non-current Assets: classified for sale or discontinued business activity	4465		
C) CURRENT LIABILITIES	**4470**	**958,767**	**786,358**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A+B+C)	**4480**	**2,283,816**	**2.379,996**

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Euros '000

		Current Period Amount	Current Period %	Prior Period Amount	Prior Period %
+ Net Revenues (6)	4500	1,654,732	100.00%	1,514,544	100.00%
+ Other Income (7)	4510	4,305	0.26%	4,412	0,29%
+/-Variance Inventory of Finished Product and In Progress	4520		0.00%		0.00%
- Purchases	4530	-1,007,483	-60,88%	-799,567	-52,79%
- Staff Expense	4540	-131.615	-7.95%	-116,924	-7,72%
- Reserve for Amortization	4550	-202,109	-12,21%	-232,945	-15,38%
- Other Expense	4560	-310,707	-18,78%	-278,425	-21.90%
= OPERATING PROFIT/LOSS	**4570**	7,123	0,43%	-91,395	-6,01%
+ Interest Income	4580	1,168	0,07 %	2,749	0,18%
- Interest Expense	4590	-66,972	-4,05%	-82,723	-5,46%
+/-Differences in Exchange (net)	4600	2.302	-0.14°%	-3,0741	-0,20%
+/-Profit/Loss from Variations in ReasonableValue of Financial Instruments (net)	4610	945	0,06%	5,273	0,35%
+/-Profit/Loss from Variations in ReasonableValue of Non-financial Assets (net)	4620		0.00%		0.00%
+/-Profit/Loss in the Loss/Recovery In Asset Value (net)	4630	-303	-0,02%	1,469	0,10%
+/-Sharing in Current Profit/Loss by Subsidiaries under Sharing Method of Accounting	4640	-5,409	-0,33%	-5,810	-0,38%
+/-Profit/Loss in Sale of Non-current Assets or Revaluation of Non-current Assets Classified as Maintained for Sale not Included among Suspended Business Activities (net)	4650	-323	0,02%	2	0,00%
+/-Other Profit/Loss (net)	4660		0,00%		0,00%
= PRETAX PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4680**	-61,469	3,71%	-8,981	0,59%
+/-Tax on Earnings	4690	18,178	1,10%	-838	-0,06%
= CURRENT PERIOD PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4700**	-43.291	-2,62%	-8.143	0,54%
+/-Profit/Loss after Taxes on Discontinued Business Activity (23)	4710		0,00%		0,00%
= CURRENT PERIOD PROFIT/LOSS	**4720**	-43.291	-2,62%	8.143	0,54%
+/-Minority Holdings	4730	5,098	0,31%	-417	0,03%
= PROFIT/LOSS ALLOCATED TO SHAREHOLDERS' EQUITY IN THE CONTROLLING ENTITY	**4740**	-38,193	-2,31%	7,726	0,51%

VI. COMPARATIVE CONSOLIDATED GROUP BALANCE SHEET

(COMPARISON BETWEEN CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE AND INTERNATIONAL STANDARDS FOR FINANCIAL REPORTING)

Units: Euros '000

ASSETS		START PERIOD 2005	CLOSE PERIOD 2004
I. Start-up Cost	5000		
II. Intangible Fixed Assets	5010		
III.Real Estate	5020		
IV. Goodwill	5030		
V. Other Intangible Fixed Assets	5040		
VI. Non-current Financial Assets	5050		
VII.Long Term Equity in Controlling Entity	5060		
VIII.Other Non-current Assets	5070		
A) LONG TERM NON-CURRENT ASSETS	**5080**		
B) EXPENSE ALLOCATED TO DIFFERENT PERIODS	**5090**		
I. Inventory	5100		
II. Commercial & Other Accounts Receivable	5110		
III Other Current Financial Assets	5120		
IV. Short Term Equity in Controlling Entity	5130		
V. Other Current Assets	5140		
VI. Cash & Other Equivalent Liquidity	5150		
Sub-total	**5160**		
VII.Non-current Assets Classified for Sale and from Suspended Business Activities	5170		
TOTAL ASSETS (A+B+C)	**5180**		

LIABILITIES & SHAREHOLDERS' EQUITY		START PERIOD 2005	CLOSE PERIOD 2004
I. Capital	5190		
II. Reserves	5200		
Special adjustment against reserves for conversion to IFRR (*)	5210		
III.Other Instruments of Shareholders' Equity	5215		
IV. Less: Own Equity	5220		
V. Value Dating Adjustments	5230		
VI. Current Profit/Loss	5240		
VII.Less: Prepaid Dividends	5250		
A) SHAREHOLDERS' EQUITY AS PER NATIONAL STANDARDS IN THE CONTROLLING ENTITY	**5260**		
B) MINORITY HOLDINGS	**5270**		
TOTAL SHAREHOLDERS' EQUITY AS PER IFRR (A+B+C)	**5280**		
C) NEGATIVE CONSOLIDATION DIFFERENCE	**5290**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS	**5300**		
I. Debentures and Other Negotiable Securities Issued	5310		
II. Borrowings with Financial Institutions	5320		
III.Reserves	5330		
IV. Other Non-Current Assets	5340		
E) LONG TERM NON-CURRENT LIABILITIES	**5350**		
I. Debentures and Other Negotiable Securities Issued	5360		
II. Borrowings with Financial Institutions	5370		
III.Commercial & Other Accounts Payable	5380		
IV. Reserves	5390		
V. Other Current Liabilities	5400		
Sub-total	**5410**		
VI. Liabilities directly associated to Non-current Assets: classified as maintained for sale or suspended business activity	5420		
F) SHORT TERM CURRENT LIABILITIES	**5425**		
TOTAL LIABILITIES & NET WORTH (A+B+C+D+E+F)	**5430**		

(*) Information only: balances are not computer arithmetically for calculation of "Net Worth as per IFRR.

VII.BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL Current Period	INDIVIDUAL Prior Period	CONSOLIDATED Current Period	CONSOLIDATED Prior Period
	2100				
Subscribers	2105	227,417	409,236	1,077,970	1,059,492
Advertising	2110	190,626	70,611	202,074	74,518
Miscellaneous	2115	334,807	505,883	374,688	380,534
	2120				
	2125				
	2130				
	2135				
	2140				
(*)Finished Project Pending Authorization	2145				
Total Breakdown of Revenues	**2150**	**752,850**	**985,730**	**1,654,732**	**1,514,544**
Domestic Market	2160	752,850	985,730	1,654,732	1,514,544
Exports:					
to European Union	2170				
to O.E.C.D. Countries	2173				
to Other Nations	2175				

(*) For completion only by Construction Firms

VIII. AVERAGE CURRENT PERIOD HEADCOUNT

		INDIVIDUAL Current Period	INDIVIDUAL Prior Period	CONSOLIDATED Current Period	CONSOLIDATED Prior Period
TOTAL HEADCOUNT	3000	1,126	1,186	1,885	1,811

IX. BUSINESS DEVELOPMENT

(In addition to compliance with the terms of instructions for completion of this semi-annual reporting, all information under this heading shall specifically mention the following aspects: development of revenue streams and costs related to such income; breakdown and analysis of the main operations leading to special financial results, if applicable; remarks on major investment and divestment transactions together with an explanation of their impact on the corporate management fund and particularly on cash management of the company; sufficient explanation regarding the nature and impact of the accounting entries that may have lead to significant variation on revenues or on corporate financial results during the semi-annual period with respect to results published in the preceding period. In addition, any entities submitting balance sheet and profit & loss statement for the consolidated group in accordance with the ratified IFRR shall report in detail regarding any transactions with significant impact on the corporate or group financial position, profit & loss or shareholders' equity as a consequence of any deterioration of assets or reversal of such trend, reasonable revaluation of assets and liabilities, including derivatives and hedging transactions, differences from exchange of foreign currency, reserves, market mix, operations classified as "discontinued business", or any other such transactions with over-reaching effects, together with a description of the material variations under the heading "Non-Current Assets Classified as For Sale and Discontinued Business Activity" and related liabilities, of the significant variation in the risk undertaken together with transactions aimed at mitigating exposure, and facts subsequent to the closing date, that albeit of relevance, are not reflected in the financial reporting submitted. Finally, a clear distinction shall be made between remarks pertaining to consolidated financial statements and comments applicable to individual financial statements.)

PLEASE SEE APPENDIX I

X.1) ISSUE, AMORTIZATION OR WRITE-OFF OF CREDIT

(This heading shall contain individual information concerning each issue, amortization or write-off of credit booked from the beginning of the period shall be submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue, amortization or write-off as indicated below. This reporting shall be submitted separately for each issue or placement of securities requiring publication of a prospectus for filing with any Jurisdictional Authority (24) of any member nation of the European Union as well as those exempt from this requirement, with a distinction made between each issue, amortization or write-off. In the case of issues, amortization or write-offs carried out by affiliates or any other company different from the controlling entity, subsidiaries or multi-group enterprises, such reporting shall be included only to the extent that the issue or write-off were backed—in whole or in part—by the controlling entity or by any other subsidiary or multi-group enterprise. The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

Features of the Issue, Amortization or Write-Off of the Loan

Issuer	*Relation (29)*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue*	*Outstandings Amort. or*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued (31)*

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Not Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

Features of the Issue, Amortization or Write-Off of the Loan

Issuer	*Relation (29)*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue*	*Outstandings Amort. or*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued (31)*

X.2) THIRD-PARTY ISSUES UNDER GROUP GUARANTEE

(This heading shall contain individual information concerning each issue, amortization or write-off of credit guaranteed from the beginning of the period and submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue or placement reported above under heading X.1. For those cases in which a subsidiary or other company consolidated to the group apart from the controlling entity or any other subsidiary or multi-group enterprise has furnished a guarantee, the information shall be included only if a calling-in of the guarantee would have a material affect (32) upon consolidated financial statements.

The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

Features of the Issue, Amortization or Write-Off of the Loan

Issuer (33)	*Relation*	*Country*	*Transaction Type (27) (30)*	*ISIN Code*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued (31)*

XI.) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Report dividends paid out from the start of the financial period)

				Per cent of Nominal Value	Euros per Share	Amount Euros '000
1.	Common Shares	3100				
2.	Preferred Shares	3110				
3.	Redeemable Shares	3115				
4.	Shares with no Voting Rights	3120				

Additional information regarding distribution of dividends (prepaid, complementary, etc.)

Appendix under sheet G-11b

XII.) SIGNIFICANT FACTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings of equity in companies listed on the Stock Exchange determining the obligation to report according to terms of section 53 of the Securities Trading Act (Five per cent and multiples thereof.	3200		X
2.	Buyback of shares determining the obligation to report under the additional regulation number 1 of the Law of Corporations (One per cent).	3210		X
3.	Other significant increases or decreases in capital expenditure (holdings in excess of 10% in unlisted companies, major investments and divestments, etc.)	3220	X	
4.	Increases and decreases to share capital or nominal share value.	3230	X	
5.	Issue, amortization or write-off of loans.	3240		X
6.	Changes in the Management or Board of Directors.	3250	X	
7.	Amendments to Corporate By-laws.	3260	X	
8.	Conversions, Mergers, Spin-offs	3270		X
9.	Changes to institutional regulation in the sector significantly impacting the economic or financial position of the Corporation or the Group.	3280		X
10.	Lawsuits and other legal action or proceedings that may affect the net worth of the Corporation or the Group.	3290		X
11.	Bankruptcy proceedings, receivership, etc.	3310		X

12. Special agreements involving restriction, assignment or waiver, either in whole or in part, of the political and economic rights conferred by equity shares in the Corporation.	3320	X
13. Strategic agreements with domestic or international groups (exchange of stock packages).	3330	X
14. Other significant facts.	3340	X

(*) Indicate by 'X' in each corresponding box, and if affirmative, attach explanatory appendix reflecting the date of reporting to the National Securities Trading Board and 'SRBV'.

Additional Information Regarding Dividend Distribution (prepaid, complementary, etc.).

The SOGECABLE Group did not distribute dividends during the 2006 period.

XIII. EXPLANATORY APPENDIX CONCERNING SIGNIFICANT FACTS

PLEASE SEE APPENDIX II.

XIV. TRANSACTIONS WITH RELATED PARTIES (34)

Reporting under this heading is subject to the provisions of Order EHA/3050/2004 dated September 15, concerning reporting of transactions with related parties (35) to be provided by the corporations issuing negotiable securities listed in official secondary markets in accordance with guidelines for the preparation and submission of semi-annual reporting.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE CORPORATION

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (39)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)
016	Funding agreements: loans	Individual	Prior	193,925	-0-	Canceled August 20012	Telefónica de Contenidos SAU
019	Interes paid	Individual	Current	20,212	-0-	curr.per	Telefónica de Contenidos SAU
010	Services rendered	Aggregate Information	Current	29,197	-0-	curr.per	Grupo Prisa
010	Services rendered	Aggregate Information	Current	5,188	-0-	curr.per	Grupo Telefónica
015	License Agreed GRUPO PRISA	Individual	Current	3,000	-0-	curr.per	Vivendi, S.A.

Other Considerations (43)

The transaction description of "Services rendered" (Consolidated reporting) with the PRISA and Telefónica Groups incorporates net balances for reciprocal services rendered between the Sogecable Group, the PRISA Group and the Telefónica Group respectively.

2. TRANSACTIONS WITH MANAGEMENT AND DIRECTORS OF THE CORPORATION (38)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (38)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)
026	Compensation	Consolidated	Current	2,669	-0-	C/p	Board of Directors
026	Compensation	Consolidated	Current	5,158	-0-	c/p	Management Committee/ Executive Director
010	Services rendered	Individual	Current	100	-0-	c/p	Mr.Gregorio Marañón Bertrán de Lis

3. TRANSACTIONS WITH PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (39)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)

Other Considerations (43)

4. TRANSACTIONS WITH RELATED PARTIES (36)

Code (37)	Transaction Description (37)	Reporting Type (38)	Period (38)	Amount (Euros '000)	Profit/Loss(40) (Euros '000)	Term (41)	Related Party(42)

XV. SPECIAL REPORT OF AUDIT

(This heading should be completed for the semi-annual reporting pertaining to the period following the most recent period closed and audited, and is applicable to all corporate issuers that in accordance with the terms of paragraph eighteen of the Ministerial Order dated January 18, 1991, are required to submit a special Report of Audit in cases in which the audit report of the annual financial statements of the preceding prior year expresses a denial to formulate an opinion, an adverse opinion or reports findings and exceptions. Mention shall be made that the above-mentioned Special Report of Audit is attached to the semi-annual reporting package, together with copies of the information or statements provided or expressed by Corporate Executive Management concerning the updated situation of the findings and exceptions of the auditor in the Report of Audit of the annual financial statements of the prior period, that according to applicable Technical Audit Regulations, would be the basis for preparation of subject special report.)

INSTRUCTIONS FOR PREPARATION OF THE SEMI-ANNUAL REPORT (GENERAL)

--The numeric data requested—unless indicated to the contrary—shall be expressed in thousands of Euros, without decimals, and balanced by rounding off.

--Negative figures shall be expressed with a minus sign (-) preceding the figure in question.

--Unless indicated to the contrary, the period of the prior year should appear beside each numeric amount.

--International financial regulations ratified (IFRR) shall be understood to be those ratified by the European Commission pursuant to the procedure established by EC Regulation 1606/2002 of the European Parliament and Council on July 19, 2002.

--The financial reporting contained in this package shall be completed according to regulations and accounting standards in matters of reconciliation and value dating applicable to the entity for preparation of the financial statements of the annual period to which the periodic public reporting submitted refers.
Up to the annual periods commencing January 1, 2007, all companies with the exception of credit institutions that through the application of provisions of the Commercial Code are required to formulate annual consolidated accounting statements, and at the annual closing date for the period have issued only fixed income corporate obligations listed on a Stock Exchange, and have chosen to continue application of the standards contained in article three, title III of book one of the Commercial Code and subsequent related regulations, as long as during any prior year the IFRR ratified had not been applied, shall submit public periodic reporting on forms appearing in paragraphs IV and V referring to the current domestic accounting standards.

--Reporting for inclusion under the heading Business Development shall be adequate for the forming of an opinion by investors, with sufficient foundation regarding the business in which the company engages and the financial results obtained during the period covered by the financial highlights, as well as the financial situation and other essential information concerning the general course of business of the firm.

--Definitions:

(1) Variations in the companies comprising the consolidated group: these shall be compiled solely for those companies that have been included in or excluded from the consolidation process with respect to the consolidated annual financial statements of the most recently closed period.

(2) The various heading making up Capital Expenditure shall reflect net cumulative amortization and reserves.

(3) Expense distributed over several periods shall include expense related to the formalization of debt issuance (costs of issue and modification of corporate bonds and formalization of debt, including the certification, taxation, printing of certificates and other similar expense), deferred interest expense on negotiable securities (the difference between the redemption amount and the price of issue of the corporate bonds and other analogous liabilities) and the deferred interest expense (the difference between the redemption amount and the amount received in debt other than that represented by the corporate bonds). Moreover, companies in the electricity sector shall include prorated accounts that pertain to their sector.

(4) Earnings distributed over several periods shall include capital subsidies, positive differences of exchange, deferred interest income (interest incorporated to the nominal value of commercial credit granted, imputed to profit & loss over the course of future periods) together with other income allocated over several periods.

(5) The portion of long term debt maturing in less than 12 months shall be reclassified under the appropriate heading, in the line "Short Term Accounts Payable".

(6) The net amount of business revenues shall incorporate amounts from the sale of products and services corresponding to the regular business of the company, deducting sales rebates and discounts, together with value-added tax and other taxes directly related to subject revenues.

(7) Operating income shall be reported under the heading "Other Earnings", together with work carried out by the company on capital expenditure items (excepting interest and capitalized differences in exchange) and operating subsidies (do not report capital subsidies assigned to profit/loss for the period).

(8) The heading "Outsourcing & Operating Expense" shall report:
--Work performed by other firms, outsourcing of services (leasing, repair work, transportation, insurance, power, etc.); taxes (excepting income tax) and other operational expense.
--Provisions to reserves for operating risk and costs (large-scale repairs, etc.; excluding reserves for retirement pensions and similar liability that shall be imputed to "Staff Expense".

(9) Other expense and income shall comprise the profit or loss corresponding to non-managerial partners in operations regulated under articles 239 to 243 of the Commercial Code and other analogous common operations.

(10) Variation in the provisions of working capital shall be comprised of the contributions booked inn the period, deducting overruns and the pertinent application of funds allocated to perform corrections in value for reversible depreciation in stocks, customer liability and accounts receivable. The figures for losses due to customer insolvency and past due accounts receivable shall also be reflected.

(11) Amounts reserved for amortization and interest payable shall include the contributions booked during the period, deducting any overruns and the pertinent application of funds reserved allocated to perform corrections in value for reversible depreciation in movable property (excepting amounts corresponding to equity holdings in group companies or affiliates) and other negotiable securities, as well as non-commercial short- and long-term credit.

(12) The Profit or Loss from intangible and tangible fixed assets and control inventory shall be comprised of the profits and losses resulting from the sale or transfer of intangible or tangible fixed assets and long-term equity holdings in group companies, affiliates or multi-group enterprises, or due to total or partial withdrawal from inventory resulting from irreversible depreciation losses on such assets.

(13) Variation in reserves for intangible and tangible fixed assets and control inventory shall be comprised of contributions booked during the period, with deduction of overruns and pertinent application of funds allocated for the correction of valuations further to reversible depreciation of intangible and tangible fixed assets, as well as long-term equity holdings in group companies and affiliates.

(14) Profit or Loss from company stock and bond transactions shall be comprised of the profits or losses resulting from the amortization of bonds and debentures or the sale of stock and bonds issued by the company.

(15) Profit or Loss from prior periods shall be comprised of the significant profit or loss pertaining to the prior periods in question, that in view of their relative importance, cannot be booked due to their very nature.

(16) Other special profit or loss shall be comprised of:
--The amount of capital subsidies transferred to profit or loss for the period.
--Special earnings and expense of any significant amount, not considered as periodic further to evaluation of projected future profit or loss of the company.

(17) The Reserves of consolidated companies shall include both amounts corresponding to companies consolidated by the global integration method or proportionately, as well as those pertaining to companies consolidated through offset methodology.

(18) and (19) The headings for Profit or Loss and differences in exchange (these appear only in the consolidated version) shall be comprised of the differences of exchange arising from the conversion of balances of foreign exchange held by consolidated companies (both under the global or proportional integration as well as the offset method).

20) Other Reserves: This heading shall include the reporting of reserves for revaluation of tangible and intangible assets as well as other reserves differentiated from those of cumulative earnings.

(21) Cumulative Earnings: This heading shall include the reporting of undistributed (to shareholders) profit/loss from the current or prior periods.

(22) Other Non-current Liabilities: Among other entries, this heading shall be comprised of post-employment obligations with employees and other long term compensation.

(23) Profit/loss after Taxes of Discontinued Business Activities (Net): Report under this heading the net figure of taxes corresponding to:

(i) Profit/loss after taxes of discontinued business;

(ii) Profit/loss after taxes recognized as reasonable valuation less cost of sale, or, assignment or disposal by means other than sale of the assets or transferable elements constituting the discontinued business activity.

(24) Jurisdictional Authority of a member nation of the European Union: as designated by the Member Nation of origin as defined under section 2.1m of Directive 2003/71/CE of the European Parliament and Council dated November 4, 2003, concerning the prospectus that shall be published in cases of public offering or listing of securities on a stock exchange.

(25) Issue of securities on the money market: for the purposes of this Circular, these shall be considered as any issues of securities with a high liquidity, under the necessary condition that the issue be listed and traded on an organized secondary market—official or otherwise—and that the result of trading in such securities may be expeditiously realized, and the term of maturity or amortization schedule be equal or less than eighteen months.

(26) Grouping of Issues or Placement: grouping shall be done by total outstandings at the reference date for the public reporting package for the period providing average values for those headings referring to interest rates, maturity and credit ratings, or other values as long as these are more significant.

(27) Transaction: the transaction shall be classified with one of the following codes, depending on the nature of the transaction. "I" = Issue, "R" = Redemptions, "W" = Write-offs.

(28) Special Function Entity (special funding vehicle): entities of any type, whether they belong to the group of the borrower or not, are required to file periodic public reporting, that is created to service a specific objective and is clearly pre-defined (for example, to carry out a leasing operation, research and development or asset securitization), whatever the legal configuration may be, and usually the object of legal conditions imposing strict limitations—sometimes permanent—upon the authority that the governance bodies, directors or executives may exert upon the activity of such an entity.

(29) Relationship (issues, redemptions or write-offs of credit): the type of relationship with the reporting company shall be reported under this heading: controlling entity, dependent, multi-group, affiliate, or any other company included within the consolidation confines.

(30) ISIN (International Securities Identification Numbering System): the corresponding ISIN number shall be reported for issues to which the code has been assigned. If this is not the case, insert "N/A".

(31) Guarantees furnished: The type of guarantee furnished shall be indicated together with the guarantor company.

(32) Guarantees that may materially affect the financial statements: for purposes of this reporting package, exercise of the guarantee shall be considered as materially affecting the firm if omission or erroneous mention of the impact of execution of the surety in the reporting context might influence the economic decisions of the user of such reporting, individually or collectively.

(33) Relationship (Issues by third parties with group backing): this section shall reflect the nature of the relationship existing between the entity filing the periodic public reporting package or any company falling within the distinction of the consolidation, and the entity receiving the guarantee to back its issue or placement of securities, whichever this may be. If applicable, the relationship between the corporate guarantor and the borrower required to file the periodic public reporting package.

(34) Related Parties: a party shall be considered related to another when one of the two, or a group acting in concert exercises or has the possibility of exercising control over the other company, or a significant influence in the financial and operational decision making process of the other, either directly or indirectly, or through agreements or covenants between shareholders.

The existence of control is presumed when one of the factors is present specified in section 4 of Law 24/1988 dated July 28 regarding Securities Trading.

Significant influence is understood as that which allows the party exercising such influence for the outcome of financial and operational decisions of the company, although the party does not control the company. For purposes of this Circular, the existence of significant influence is evidenced—unless proven otherwise—by one or several of the circumstances below:

a) Representation on the Board of Directors or equivalent management body of the company in which the interest is held;

b) Participation in policy setting processes between the parties involved in decision-making concerning dividends and other distributions;

c) Transactions of relative importance between the investor and the company in which the interest is held;

d) Exchange of executive management; or,

e) Supply of essential technical information.

Notwithstanding the above, in order to establish the existence of significant influence, if applicable, the contents of Directive 2002/87/CE dated December 16 must be taken into account.

(35) Related transactions: Order EHA/3050/2004 dated September 15, considers related transactions as those involving the transfer of resources, services or obligations between related parties, independently of whether or not a reciprocal service was provided. Reporting of transactions between companies or entities of the same consolidated group shall not be required as long as such activity was eliminated during the process of compiling the consolidated financial data and forms part of the usual inter-company activity with respect to purpose and conditions. Reporting of transactions that involve part of the regular course of business of the company and are undertaken under normal market conditions, being of little transcendence, is not required either, with the understanding that by this, reference is made to transactions which if disclosed would not impact either the faithful image of corporate net worth, the financial status or the results of the company.

(36) Reporting concerning related parties shall be broken down under the headings established in paragraph four of Order EHA/3050/2004 dated September 15. For the purposes of paragraph four letter (C) of subject Order, only those transactions taking place between related parties affecting the reporting entity or group shall be reported.

(37) Transaction code and description: in all cases it shall be necessary to report the following types of interlocking transactions, the encoding of which is listed in the following table:

<u>Transaction Code</u>

001 Goods purchased (finished or not)
002 Goods sold (finished or not)
003 Purchase of tangible fixed assets
004 Purchase of intangible fixed assets
005 Purchase of fixed financial assets
006 Sale of tangible fixed assets
007 Sale of intangible fixed assets
008 Sale of fixed financial assets
009 Services rendered
010 Services received
011 Joint contracts
012 Leasing agreements
013 Franchising agreements
014 Technology transfers: research & development
015 Licensing agreements
016 Funding agreements: Loans
017 Funding agreements: Capital increases (cash or specie)
018 Funding agreements: Other (explain)
019 Interest income

020 Interest paid
021 Accrued interest-not disbursed
022 Accrued interest-not collected
023 Distribution of dividends and other profits
024 Bonds and guarantees
025 Management agreements
026 Compensation
027 Indemnification
028 Contribution to pension plans and life insurance
029 Services requiring compensation with financial equity instruments (stock options, convertible debentures, etc.
030 Commitments for buy options
031 Commitments for put options
032 Other instruments involving transfer of resources or obligations between the company and the related party
033 Other (explain)

(38) Consolidated reporting (C) or Individual reporting (I): the data reported in the table shall be aggregated when dealing with entries of similar content. Nevertheless, individual data shall be reported regarding any transactions deemed significant due to the amount involved or key to an overall understanding of the periodic public reporting package. With respect to reporting of a transaction either deemed significant due to its amount or key to an overall understanding of the financial statements, applicable criteria shall be as specified under paragraph five of Order EHA/3050/2004 dated September 15 regarding the reporting of transactions with related parties.

Significant transactions with related parties due to the amount shall be considered as those exceeding the turnover or regular business volume of the company, of a significant nature based on the parameters established under Directive 2002/87/CE dated December 16. For the purposes of this Circular, if applicable, related transactions significant for their amount shall be considered as those requiring a breakdown in order to fully comprehend the real nature of the financial reporting contained therein.

On the other hand, transactions pertinent to the full comprehension of the periodic public reporting are considered to be those in which members of the Board of Director and the issuing company or any other group company intervenes either directly or indirectly, outside the sphere of regular turnover or business activity, and not transacted under normal market conditions.

(39) Current (cu)/Prior (Pr): period in which transaction originated. This reporting shall include not only the deals transacted since the beginning of the financial period up to the closing date for the reporting period of the periodic public reporting package (Cu), but also those transacted prior to the commencement of the financial period which have not yet reached maturity (Pr).

(40) Profit/Loss: profit or loss accrued refers to the difference between book value and the transaction price.

(41) Conditions and terms of payment: should the reporting be submitted as consolidated, it shall be classified based on the term remaining until maturity of the transaction; i.e., Short Term (ST) or Long Term (LT). If, on the contrary the reporting is individual, the term must be specified as well as the payment conditions corresponding to the specific transaction.

(42) Related party(ies): if the reporting is individual, the title or corporate name of the related party(ies) to the transaction shall be specified. It is not necessary to complete this field if the reporting is done on an aggregate basis.

(43) Other considerations: this heading shall provide information concerning pricing policies in place, guarantees furnished and received, as well as any other aspect of the transaction aiding in the appropriate interpretation of the transaction in question, including data regarding transactions not conducted under market conditions. For the latter, the profit or loss shall be reflected as booked by the reporting entity or its group if the transaction was conducted at market prices.

Sogecable

DIGITAL+

December 31st 2006

DIGITAL+

The headlines of **DIGITAL+,** Sogecable's pay-TV activity in the fourth quarter of 2006 were as follows:

- ✓ **DIGITAL+** increased its subscriber base again this quarter. In the past three months, **DIGITAL+** added over 38,000 new net customers to its services.
- ✓ During 2006, **DIGITAL+** increased its subscriber base by over 84.000 new net subscribers, reaching 2,044,000 customers as of December 31st 2006.
- ✓ This growth in subscribers has been achieved as a result of both an increase in the number of gross subscribers joining the services as well as a reduction in the cancellation rate, which stood at 11.5% as of December 31st 2006.
- ✓ The average revenue per customer reached 46.7 euros in the quarter. The average revenue from monthly subscriptions continued to rise and stood at 39.2 euros. The average pay-per-view revenue reached 7.4 euros in the quarter. Both amounts returned to similar levels recorded in the same period of 2005, after being affected during the year by the impact derived from the migration of former analogue subscribers.

During the quarter, **DIGITAL+** subscribers continued to enjoy the leading pay television offer available in Spain, with the most complete selection of contents across all programming genres.

In this respect, it is worth mention in the quarter the awarded films ("Star Wars: Episode III"; "Batman begins"; "Match Point" and "Kingdom of Heaven"), the first-runs of the most acclaimed television sitcoms and the most complete children's, documentary and news programming all included in the widest choice of national and international channel line-up.

Additionally, **DIGITAL+** customers continued to enjoy the widest coverage of the most interesting sporting events for the Spanish market. The exclusive broadcasting of the Germany Football World Cup in June and July of 2006, which only **DIGITAL+** subscribers could view live, was followed by coverage of the Champions League, the Spanish League and the King's Cup matches starting in September of 2006.

Subscribers enjoy exclusive live broadcasts of three out of four Champions League matches in which Spanish teams are involved. Also, among the Spanish league matches shown exclusive on ***CANAL+*** every Sunday, was the match between Real Madrid and FC Barcelona (in October of 2006), the biggest sporting event in Spain every year.

Thanks to these contents and the success of the commercial campaigns, the **DIGITAL+** subscriber base increased by over 38,000 new net customers in the fourth quarter of 2006.

Consequently, in 2006 **DIGITAL+** added an additional 84,000 net subscribers to its services. In the fourth quarter, **DIGITAL+** achieved 46% of the net subscriber growth of the year.

Quarterly evolution of Digital+ subscribers' growth

(Thousands of subscribers)


25
4
16
38
1Q06
2Q06
3Q06
4Q06


46%
30%
1Q06
4T06
2Q06
3Q06
5%
19%

In comparison with the evolution of the customer base in the fourth quarter of 2005, **DIGITAL+** has significantly increased the net growth of new subscribers. In the last three months of 2005, 20,000 new net subscribers were added to **DIGITAL+**, excluding the 86,000 gross subscribers migrated from the analogue service.

Net evolution of Digital+ fourth quarter new subscribers

Thousands of subscribers


22
20
38
4Q 2004
4Q 2005
4Q 2006

Note: The net growth shown implies subscriber base evolution in the given quarter, excluding the gross CANAL+ subscribers migrated in the period. For these purposes, cancellations have been assigned to new clients only.

In 2005, Sogecable allocated significant resources to promote the migration to **DIGITAL+** of analogue subscribers of ***CANAL+*** who stopped receiving this service in November 2005, due to the launching of **Cuatro**. The increase in Sogecable subscribers in 2006 reflects a relevant improvement in the evolution of the customer base as compared to the two previous years, in which subscriber migration processes had a significant influence.

2004-2006 Sogecable's subscriber base evolution

((Thousands of subscribers)


84
-134
-250
2004
2005
2006

As of December 31st 2006, Sogecable had over 2,044,000 subscribers receiving digital broadcasts via satellite from **DIGITAL+**. On December 31st 2005, **DIGITAL+** had 1,960,000 customers.

Dec. 2004- Dec. 2006 Sogecable's subscriber base evolution


Analogue subscribers
Digital subscribers
(Thousands of subscribers)
441
1.653
1.960
2.044
Dec. 04
Dec. 05
Dec. 06

In 2006, the quarterly evolution of the subscriber base was as follows:

Digital+ subscriber base evolution


DIGITAL+
(Thousands of subscribers)
1.960
1.985
1.990
2.006
2.044
Dec. 05
Mar. 06
Jun. 06
Sep. 06
Dec. 06

The subscriber growth in 2006 reflects a positive performance of the two main factors affecting its evolution. In 2006, both an increase in new recruitments and a decrease in the cancellation rate were recorded. Whereas the increase in the number of recruitments of new subscribers took place in every quarter, the number of cancellations decreased in the second half of the year, mainly.

As of December 31st 2006, the annual cancellation rate was 11.5%, showing a downward trend in the last quarters of the year. At the end of the previous quarter, it was 11.7%.

Annual churn rate evolution


11,5%
12,0%
12,0%
11,7%
11,5%
4Q05
1Q06
2Q06
3Q06
4Q06

NOTE: Rolling churn rate considering cancellations over the last 12-month period

The new customers who joined **DIGITAL+** in the fourth quarter of 2006 mainly chose the commercial offers with the most complete contents.

In this respect, 30% of these customers chose offers with a subscription price over 40 euros and 55% chose subscription packages priced between 20 - 40 euros per month. Only 15% of new subscribers requested an initial subscription choice to **DIGITAL+** priced at less than 20 euros.

All the new subscription choices include ***CANAL+*** and are helpful for subsequent marketing actions to promote package upgrades and increase customer's monthly subscription fee.

Given the selection of new subscribers, retention campaigns and initiatives carried out to enhance customer's loyalty, the breakdown among offers as of December 31st 2006, shows that most of the subscribers had chosen the contents offered exclusively by **DIGITAL+**, which include all or part of ***CANAL+*** family channels.

In comparison with the breakdown of subscribers as of September 30th 2006, noteworthy was the new increase in offers with the most complete contents, which continue to be enjoyed by over half of **DIGITAL+** customers.

Subscribers' breakdown as of Sept. 2006 - Dec. 2006


Basic tier
Canal+ tier
Digital+ tier
December 2006
5%
53%
42%
September 2006
6%
51%
43%

Linked to the breakdown of subscribers among the different choices, the average subscription revenue increased in the fourth quarter as compared to previous quarters, and amounted to 39.2 euros per subscriber and month.

The average revenue from pay-per-view services amounted to 7.4 euros per month. Its performance is directly linked to the evolution of the Spanish football league season.

As a whole, the average revenue per subscriber in the fourth quarter of 2006 amounted to 46.7 euros per subscriber and month. In comparison, in the third quarter of 2006, average revenue amounted to 41.3 euros per subscriber and month, 38.6 euros corresponding to the average subscription fee.

DIGITAL+'s ARPU evolution 3Q06 & 4Q06


(Euros)
41,3
38,6
2,7
46,7
39,2
7,4
3Q06
4Q06
Subscription
PPV Tickets
ARPU

In the fourth quarter of 2006, **DIGITAL+** updated the prices of its subscription offers. These amounts entered into force for its subscribers as from December 2006.

In this quarter, the average revenue per subscription has recovered similar levels to the one recorded in the last quarter of 2005, when **DIGITAL+** enjoyed an average subscription fee of 38.9 euros.

In the first quarters of 2006, the average subscription revenue was mainly affected by the preferential fees enjoyed by the former ***CANAL+*** analogue subscribers migrated to the digital service during 2005. These subscribers were entitled to keep paying the same monthly subscription fee they were paying for their former analogue subscription.

The gradual addition of new contents by subscribers and the update of subscription prices in December of 2006 have allowed getting back to average revenue levels close to 40 euros a month.

2005-2006 Quarterly evolution of Digital+'s subscription


(Euros)
43,3
41,9
40,3
38,9
38,5
38,3
38,6
39,2
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

Sogecable

cuatro

December 31st 2006

cuatro

Despite having started broadcasting in November 7th 2005, **Cuatro** ended 2006 consolidating an audience which enables it to be considered already a relevant operator in the free-to-air television market in Spain.

In the fourth quarter of 2006, **Cuatro** continued to steadily increase its audience rates following the same trend shown in previous quarters. In December 2006, **Cuatro** recorded an average audience of 7.2%, which was the highest level of the year, putting aside the impact of the Germany 2006 Football World Cup matches in the audiences of the month of June 2006.

The evolution of audience figures in recent months has been as follows:

24-hours audience share evolution



24 hours
4,9%
5,0%
5,3%
5,6%
5,8%
6,2%
7,5%
7,1%
6,8%
6,5%
6,7%
7,0%
7,2%
GERMANY 2006
Dec. 05
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May.06
Jun.06
Jul.06
Aug.06
Sep.06
Oct.06
Nov.06
Dec.06

Source: Sofres

Furthermore, this audience growth trend was evidenced in *prime time (from 20.30 p.m. to 24.00 a.m.)*, the most attractive time slot. In this time slot, the average audience already reached 7.5% in December 2006, and its monthly evolution over the year was as follows:

Prime time audience rate evolution


Prime time (20.30-24.00)
4,9%
5,7%
6,0%
6,7%
6,3%
6,7%
8,8%
8,6%
7,9%
7,0%
7,0%
7,4%
7,5%
GERMANY 2006
Dec. 05
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May.06
Jun.06
Jul.06
Aug. 06
Sep.06
Oct.06
Nov.06
Dec.06

Source: Sofres

Cuatro continues to increase month after month its audience share in the main segments of the market. In the segments of most interest for advertisers, audience rates exceed the daily averages reached.

Specifically, in December 2006, the average audience rate reached in the commercial target (individuals aged 16 - 54 years from all social classes except the lowest and living in towns with over 10.000 inhabitants) and the core commercial target (individuals aged 16 - 44 years, from all social classes except the lowest and living in towns with over 50.000 inhabitants) were 9.0% and 10.0%, respectively.

By comparing the evolution of the main audience shares at the end of 2006 and 2005, the following data is obtained:


Cuatro – 2006 audience share evolution
4,9%
7,2%
Dec. 05
Dec.06
24 hours
4,9%
7,5%
Dec. 05
Dec.06
Prime time (20.30-24.00)
6,3%
9,0%
Dec. 05
Dec.06
Commercial target
7,0%
10,0%
Dec. 05
Dec.06
Core commercial target

Source: Sofres

Cuatro's average audience share (24 hours, total individuals) in 2006 was 6.4%, which exceeds the rates obtained by most second-generation European channels in their first year of operations.

The Germany Football World Cup enabled **Cuatro** to show record audience shares, ranked matches shown among the most watched programmes in Spain in 2006 and benefited the image and recognition of the channel. Specifically, two of the games broadcast were ranked as the second and third most watched programmes in Spain in 2006, and were only topped by another sporting event broadcasted by Televisión Española.

Increases in audience were shown in all of the channel's time slots during 2006, the highest shares being recorded in night-time hours, which benefited the channel's *prime time* figures.


Cuatro – 2006 time frame audience share evolution
AverageDec.06: 7.2%
Average Jan.06 : 5.0%
6,9
5,9
7,2
7,5
9,1
8,7
Morning
(7am-2pm)
Afternoon
(2pm-5pm)
Late afternoon
(5pm-8.30pm)
Prime time
(8.30pm-12pm)
Late prime time
(12pm-2am)
Late night
(2am-7am)
Jan. 06
Dec. 06

Source: Sofres

The evolution of audience shares by days of the week was also positive. In 2006, Cuatro obtained its best results on Tuesdays, as a result of the success of "House", whose average audience share in the fourth quarter was 18.4%.

Nevertheless, **Cuatro's** audience shares on the other days of the week were distributed rather uniformly and showed no significant differences with respect to the overall average recorded. Programmes such as "Cuarto Milenio" (10.2% average audience share in 2006); "El Hormiguero" (9.6% average audience share); "Noche Hache" (9.0% average in its second season); "Supermodelo 2006" (8.4%); "Callejeros" (8.9%) among others, enabled the following average audience levels on the different days of the week.

Cuatro – 2006 Audience share evolution by day of the week


Average Dec.06 : 7.2%
Average Jan.06: 5.0%
6,7
9,6
6,9
6,4
7,3
6,3
7,5
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
Sunday
Jan.06
Dec.06

Source: Sofres

In January 2007, Cuatro continued its upward trend in audience share, reaching an average of 7.5% (24 hours, total individuals), up by 2.5 points with respect to the figure recorded in the same month of 2006.

Sogecable

Financial Evolution

December 31st 2006

FINANCIAL EVOLUTION

As of December 31st 2006, the highlights of Sogecable's results are as follows:

- ✓ In 2006, Sogecable's Net Turnover totalled € 1,654.7 million, reaching record high figures. Revenues for the quarter reached 463.9 million euros due to increases in subscriber and advertising revenues.
- ✓ Sogecable's EBITDA as of December 31st 2006 amounted to a 209.2 million euros, as compared to 324.0 million euros in 2005. Cuatro recorded EBITDA losses of 98.8 million euros in 2006, which is the main source of the year-on-year variation.
- ✓ Sogecable's EBITDA for the fourth quarter of 2006 amounted to 56.0 million euros up 11.0% with respect to the EBITDA recorded in the same period of 2005.
- ✓ In 2006, Sogecable's EBIT amounted to profits of 7.1 million euros.
- ✓ The Net Losses attributed to the parent Company amounted to 38.2 million euros, as compared to the profits of 7.7 million euros recorded in 2005.
- ✓ Sogecable has recorded 164.1 million euros under the Cumulative Results line of the Balance Sheet in order to show the value of its tax credits after the change in future Corporate Tax rates recently passed in Spain.

The breakdown of the results of Sogecable's activities is included in Charts 1 to 11 in this document.

Net Turnover

In the fourth quarter of 2006, Sogecable's Net Turnover amounted to 462.0 million euros, which represents a record turnover for the quarter, with a 9.1% increase with respect to the same period of 2005, when Net Turnover reached 423.3 million euros. Of this amount, 399.9 million euros relate to pay television activities and 62.1 million euros were contributed by **Cuatro**'s activities.

As of December 31st 2006, Sogecable's cumulative Net Turnover amounted to 1,654.7 million euros, a 9.3% increase in comparison to the 1,514.5 million euros recorded in 2005.

Net Turnover evolution


Million euros
+9.1%
+9.3%
423,3
462,0
1.514,5
1.654,7
4Q 2005
4Q 2006
2005
2006

Of the total revenues, the main contribution relates to subscriber revenues which amounted to 1,078.0 million euros, as compared to 1,059.5 million euros in 2005 and which account for 65% of Sogecable's Net Turnover.

The increase in advertising revenues since **Cuatro** started broadcasting has allowed significant rises in these revenues in 2006, which already account for 12% of Sogecable's Net Turnover, amounting to 202.1 million euros.

Other revenues amounted 374.7 million euros in 2006, as compared to the 380.5 million euros generated in 2005.

2005-2006 Net Turnover Breakdown by activities


December 2005
Subscribers 1.059,5
Other revenues 380,5
Advertising 74,5
December 2006
Subscribers 1.078,0
Other revenues 374,7
Advertising 202,1

Subscriber revenues

In the fourth quarter of 2006, Sogecable's advertising revenues amounted to 289.3 million euros, as compared to the 272.1 million euros registered for the same period in 2005.

As of December 31st 2006, cumulative subscriber revenues amounted to 1,078.0 million euros, up 18.5 million euros in comparison to the 1,059.5 million euros recorded in 2005.

Subscribers revenues evolution


Million euros
+6.3%
+1.7%
272,1
289,3
1.059,5
1.078,0
4Q 2005
4Q 2006
2005
2006

Both the quarterly and the annual subscriber revenue figures reported represent a new record for Sogecable in this item.

Year-on-year Subscribers revenues evolution

Million euros


397,5
476,9
632,6
688,1
748,4
780,5
889,9
1.059,5
1.059,5
1.078,0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

In the first nine months of 2006, the increase in digital subscriber revenues had offset the lost of the revenues which in 2005 came from monthly analogue subscriptions. In the fourth quarter of 2006, **DIGITAL+** subscriber revenues increased once again and exceeded in 17.2 million euros the revenues generated in the same period of 2005 by both digital subscribers and those subscribing to the analogue service, which discontinued in November of 2005 to allow **Cuatro** to use its broadcasting frequency.

2005-2006 Subscriber's revenues quarterly breakdown



Million euros
+6.3%
272,1
289,3
248,5
249,3
268,6
257,0
270,3
282,4
Cumulative 9M05 787.4 m€
Cumulative 9M06 788.7 m€
2005
2006
First quarter
Second quarter
Third quarter
Fourth quarter

The 6.3% year-on year increase in subscriber revenues in the fourth quarter of 2006 reflects the positive comparison in the number of subscribers during the period, which in November and December was no longer affected by analogue subscribers.

Additionally, the growth in turnover includes the increase in the average revenue resulting from the subscribers' selection of offers and from the application of new subscription fees in force since December 2006. For customers still in their first year of subscription, prices will remain unchanged until the end of the first twelve months of subscription.

Additionally, in 2006, pay-per-view revenues increased by 15.7% in comparison to the amounts accounted in 2005.

Advertising revenues

In the fourth quarter of 2006, Sogecable's advertising revenues amounted to 66.2 million euros, compared to the 24.8 million euros obtained in the same period of 2005.

Since **Cuatro** started broadcasting on November 7th 2005, advertising corresponding to the six-hour daily window of open broadcasts of ***CANAL+*** analogue service was transferred to free-to-air activities, and accordingly, the returns generated from this advertising are no longer recorded under pay television operations.

As of December 31st 2006, Sogecable's advertising revenues amounted to 202.1 million euros, as compared to the 74.5 million euros generated in 2005. On the whole, Sogecable increased its advertising revenues by 127.6 million euros during 2006.

2005-2006 Advertising revenues comparison


Million euros
74,5
-32,9
+160,5
202,1
2005
Pay television
Cuatro
2006

In 2006, the advertising revenues from pay television activities amounted to 28.3 million euros and those from **Cuatro** totalled 173.8 million euros. In 2005, **Cuatro** obtained advertising revenues of 13.3 million euros in two months of operations since it was launched on November 7th 2005.

Cuatro – Advertising revenues


Million euros
13,3
57,6
13,3
173,8
4Q05
4Q06
2005
2006

Note: Cuatro's 2005 revenues were generated over the last two months of the year.
2006 revenues correspond to both the fourth quarter and the full year respectively

During 2006, **Cuatro's** advertising revenues have experienced quarterly growths in relation to the increase of the channel's audience share and to improvements in the sales exploitation, all of which was conditioned by the seasonality of advertising in the Spanish market.

Cuatro – 2006 revenues quarterly breakdown

Million euros


30,9
56,6
35,8
62,1
1Q 2006
2Q 2006
3Q 2006
4Q 2006

Other revenues

In 2006, Sogecable's Other Revenues amounted to 374.7 million euros, a 5.8 million euros decrease, from the 380.5 million euros obtained in the previous year.

As compared to the revenues recorded under this section in the previous year, the main increases relate to revenues obtained by Audiovisual Sport from licensing Spanish Football league's audiovisual rights. Also, the revenues from technical services provided, from broadcasting, from marketing of contents and other items increased by 25.7% with respect to those obtained in 2005. The greatest year-on-year decrease was recorded for revenues from film production and distribution activities and the sublicensing of contents to other operators which ended in June 2006.

Pay television activities generated revenues of 363.2 million euros under this item in 2006, whereas **Cuatro** generated 11.5 million euros in the year.

In 2005, Other Revenues from activities related to pay television amounted to 380.2 million euros and free-to-air-television obtained revenues of 0.3 million euros in this item. A 1.5% decrease on the whole.

Operating expenses

In the fourth quarter of 2006, operating expenses totalled 407.9 million euros. Of this amount, 325.4 million euros correspond to pay television activities and 82.6 million euros were incurred by **Cuatro**.

In pay television, a 2.3% year-on-year decrease in operating expenses was recorded in the quarter. The assignment of a portion of the resources to **Cuatro** was the main source of the variation with respect to the same period of 2005.

In the fourth quarter of 2005, operating expenses amounted to 374.5 million euros, of which 333.1 million euros were related to pay television activities. The operating expenses incurred by **Cuatro**, whose activities started on November 7th 2005, amounted to 41.4 million euros in that quarter.

The cumulative operating expenses as of December 31st 2006 increased by 254.9 million euros, mainly related to **Cuatro's** activities in 2006.

There was a 12.1 million euros year-on-year increase in pay television costs, a 1.0%, which amounted to 1,165.6 million euros, as compared to 1,153.5 million euros in 2005. This increase is related to purchases, whereas significant drops were recorded for the rest of the items in 2006.

The most significant variations in Sogecable's Operating Expenses were as follows:

OPEX evolution


Million euros
374,5 m€
407,9 m€
1.194,9 m€
1.449,8 m€
41,4
333,1
82,6
325,4
41,4
1.153,5
284,2
1.165,6
-2,3%
+1,0%
4Q 2005
4Q 2006
2005
2006
Pay television
Cuatro

Purchases

In the fourth quarter of 2006, purchases totalled 293.2 million euros, as compared to 260.6 million euros devoted to this line in the same period of the previous year.

The main increase in comparison to the amount reached in the same quarter of 2005 is related to the cost of **Cuatro's** activities, which amounted to 51.1 million euros in the last three months of 2006, as compared to the 21.1 million euros incurred from November 7th 2005 to the end of the year.

The purchases incurred in the fourth quarter of 2006 in pay television activities amounted to 242.0 million euros, up by 2.6 million euros, a 1.1% increase in this item with respect to the same period of 2005.

As of December 31st 2006, cumulative purchases amounted to 1,007.5 million euros, as compared to the 799.6 million euros incurred in 2005. The cumulative costs of pay television activity contents amounted to 829.1 million euros in 2006, whereas 178.4 million euros were incurred by **Cuatro**, whose operations are the main source of year-on-year variation.

The figures for both activities include the cost of the 2006 Germany Football World Cup rights. In this respect, **DIGITAL+** aired all these matches live and **Cuatro** shared with laSexta the broadcasting of the eight most important matches.

Moreover, 2006 figures also include the proportional cost of the new Spanish Football League season, after the agreements reached with Mediapro on July 27th, 2006.

Purchases evolution



Million euros
260.6 m€
21,1
239,5
+1.1%
293.2 m€
51,1
242,0
799.6 m€
21,1
778,5
+6.5%
1.007,5 m€
178,4
829,1
4Q 2005
4Q 2006
2005
2006
Pay television
Cuatro

Personnel Expenses

In the fourth quarter of 2006, personnel expenses totalled 30.9 million euros, compared to the 29.0 million euros incurred in the same quarter of the previous year.

As of December 31st 2006, personnel expenses amounted to 131.6 million euros, compared to the 116.9 million euros recorded in 2005.

As of December 31st 2006, there was a 9.9% year-on-year drop in personnel expenses attributable to pay television activities, which amounted to 100.9 million euros, as compared to 111.9 million euros in 2005. In the fourth quarter of 2006, these expenses amounted to 24.1 million euros.

The personnel expenses of **Cuatro** amounted to 6.8 euros in the fourth quarter of 2006, and to 30.8 million euros in 2006.

Sogecable's average headcount in 2006 was 1,885 compared to an average 1,811 employees in 2005.

Other Operating Expenses

In the fourth quarter of 2006, Sogecable's Other Operating Expenses amounted to 83.9 million euros, compared to the 84.9 million euros recorded in the same period of the previous year.

As of December 31st 2006, Sogecable's Other Operating Expenses totalled 310.7 million euros, as compared to the 278.4 million euros recorded in 2005.

In 2006, there was a 10.5% year-on-year drop in the costs incurred in pay television activities, as compared to the costs incurred in 2005. Additionally, Sogecable incurred in cumulative costs of 75.1 million euros in relation to **Cuatro's** activities in 2006.

Other OPEX evolution


Million euros
84.9 m€
83.9 m€
278.4 m€
310.7 m€
15,3
69,7
24,7
59,2
15,3
263,2
75,1
235,6
-15.0%
-10.5%
4Q 2005
4Q 2006
2005
2006
Pay television
Cuatro

With respect to pay television activities, the main year-on-year variations relate to the increased cost of advertising campaigns to recruit new pay television subscribers. In the case of free-to-air television operations, the increases are related to broadcasting expenses linked to Digital Terrestrial Television services.

EBITDA

In the fourth quarter of 2006, Sogecable's EBITDA amounted to 56.0 million euros, up 11.0% as compared to the 50.4 million euros recorded in the same period of 2005. Pay television activities generated an EBITDA of 76.4 million euros and **Cuatro** contributed with a negative EBITDA of 20.5 million euros.

As of December 31st 2006, Sogecable's cumulative EBITDA amounted to 209.2 million euros, as compared to the 324.0 million euros in 2005.

As of December 31st 2006, EBITDA from pay television activities amounted to 308.0 million euros, as compared to the 351.8 million euros in 2005. The returns on the advertising window of ***CANAL+,*** transferred to free-air-television activities, is the main ongoing difference in the activities carried on in both years. The year-on-year variation also reflects the broadcast of the 2006 Germany World Football Cup by **DIGITAL+** and the analogue subscriber revenues in the first ten months of 2005.

Cuatro's first full year of operations has had a 98.8 million euros negative contribution to the EBITDA of Sogecable in 2006. In 2005, **Cuatro** had incurred net operating losses of 27.8 million euros.

EBITDA breakdown by activities


Million euros
72,3
-25,6
88,1
-20,5
71,2
-32,2
76,4
-20,5
308,0
209.2 m€
-98,8
1Q 2006
2Q 2006
3Q 2006
4Q 2006
2006
Pay television
Cuatro

EBIT

In the fourth quarter of 2006, Sogecable's EBIT amounted to profits of 4.2 million euros as compared to the negative 10.1 million euros recorded in the same quarter of 2005, this represents a 14.3 million euros increase.

As of December 31st 2006, EBIT showed a positive balance of 7.1 million euros in comparison to profits of 91.1 million euros recorded in 2005. The cumulative EBIT generated by pay television activities amounted to 110.0 million euros, whereas **Cuatro** contributed a negative EBIT of 102.9 million euros.

EBIT breakdown by activities


Million euros
Pay television
Cuatro
18,5
-28,6
25,7
-21,5
+39%
-25%
91.1 m€
119,7
-28,6
7.1 m€
110,0
-102,9
4Q 2005
4Q 2006
2005
2006

In the fourth quarter of 2006, depreciation and amortisation charges dropped by 8.8 million euros, down 14.5%. In 2006, depreciation and amortisation expenses amounted to 202.1 million euros, compared to 232.9 million euros in 2005, a 30.8 million euros year-on-year drop.

In 2006, the most significant factor with respect to the previous year was the drop in amortisations recorded by Audiovisual Sport, although the continuing decline in the depreciation charges relating to digital decoders and the amortisation relating to film rights also gave rise to significant drops.

2004-2006 D&A evolution

Million euros


287
233
202
2004
2005
2006

Results

In the fourth quarter of 2006, Sogecable recorded net losses of 12.3 million euros, as compared to the net losses of 11.8 million euros recorded in the same period of 2005.

As of December 31st 2006, Sogecable's cumulative net losses amounted to 38.2 million euros, compared to a profit of 7.7 million euros recorded in 2005.

The year-on-year variation mainly relates to the negative contribution of the activities of **Cuatro** during its first full year of operations.

Investments

During the fourth quarter of 2006, Sogecable made investments amounting to 42.0 million euros. The main investments related to the acquisition of digital decoders and the installations of new **DIGITAL+** subscribers.

Cumulative investments as of December 31st 2006 amounted to 237.5 million euros. The most significant of these amounting to 111.7 million euros, related to the acquisition by Sogecable of the minority stakes in Canal Satélite Digital owned by Warner (10%) and Dalbergia (4.5%) in the first quarter of 2006. Since then, Sogecable holds 100% of this company's share capital.

Bank Debt

As of December 31st 2006, the bank debt draw down by Sogecable totalled 1,004.6 million euros, as compared to the 1,016.8 million euros drawn down as of December 31st 2005 and the 1,050.1 million euros drawn down at the end of the previous quarter.

In 2006, Sogecable was able to finance the first full year of **Cuatro's** operations without increasing its bank debt.

Net bank debt evolution

Million euros


1.160
1.017
1.005
2004
2005
2006

NOTE: The net bank debt shows the net balance of credit and debit positions outstanding with financial institutions at the end of the period. In addition to specific items in the balance sheets, the amounts expended in debt registration and financial derivatives are added.

Corporate Income Tax

The Law 35/2006 passed on November 28th 2006, has modified the corporate income tax rates applicable in Spain for upcoming financial years. Consequently, Sogecable adjusted the value of its deferred tax assets and liabilities to the rates in force at the time in the future when they will be used.

Accordingly, 164.1 million euros were recorded under the caption "Cumulative Results" in Sogecable's Consolidated Balance Sheet as of December 31st 2006, given that these were tax assets and liabilities generated in previous years.

After this, the Tax Credits balance as of December 31st 2006 shows the value in the future of the tax shield arose from losses carried forward and Equity is updated with the accounting impact derived from the new tax legislation.

Sogecable

Consolidated Financial Results

December 31st 2006

CONTENTS

Chart 1: Pay television and free-to-air television results (twelve months)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2006 (January-December)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**1.473,7**	**185,4**	**1.659,0**
Net Turnover	1.469,4	185,4	1.654,7
Subscribers	*1.078,0*		*1.078,0*
Advertising	*28,3*	*173,8*	*202,1*
Other	*363,2*	*11,5*	*374,7*
Other operating revenues	4,3	0,0	4,3
OPERATING EXPENSES	**1.165,6**	**284,2**	**1.449,8**
Purchases	829,1	178,4	1.007,5
Personnel expenses	100,9	30,8	131,6
Other operating expenses	235,6	75,1	310,7
EBITDA	**308,0**	**-98,8**	**209,2**
Depreciation and amortisation	198,1	4,0	202,1
OPERATING INCOME/LOSS (EBIT)	**110,0**	**-102,9**	**7,1**

Chart 2: Pay television and free-to-air television results (quarter)

Sogecable

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 (October-December)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**401,8**	**62,1**	**463,9**
Net Turnover	399,9	62,1	462,0
Subscribers	*289,3*		*289,3*
Advertising	*8,7*	*57,6*	*66,2*
Other	*101,9*	*4,5*	*106,4*
Other operating revenues	1,9	0,0	1,9
OPERATING EXPENSES	**325,4**	**82,6**	**407,9**
Purchases	242,0	51,1	293,2
Personnel expenses	24,1	6,8	30,9
Other operating expenses	59,2	24,7	83,9
EBITDA	**76,4**	**-20,5**	**56,0**
Depreciation and amortisation	50,7	1,0	51,7
OPERATING INCOME/LOSS (EBIT)	**25,7**	**-21,5**	**4,2**

Chart 3: Pay television activities evolution (twelve months)

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2006 & 2005 (January-December)

(Million euros)

	January - December 2006	January - December 2005	Dif	% var
TOTAL REVENUES	**1.473,7**	**1.505,3**	**-31,7**	**-2,1%**
Net Turnover	1.469,4	1.500,9	-31,5	-2,1%
Subscribers	*1.078,0*	*1.059,5*	*18,5*	*1,7%*
Advertising	*28,3*	*61,2*	*-33,0*	*-53,9%*
Other	*363,2*	*380,2*	*-17,0*	*-4,5%*
Other operating revenues	4,3	4,4	-0,1	-2,7%
OPERATING EXPENSES	**1.165,6**	**1.153,5**	**12,1**	**1,0%**
Purchases	829,1	778,5	50,6	6,5%
Personnel expenses	100,9	111,9	-11,0	-9,9%
Other operating expenses	235,6	263,2	-27,5	-10,5%
EBITDA	**308,0**	**351,8**	**-43,8**	**-12,4%**
Depreciation and amortisation	198,1	232,1	-34,0	-14,7%
OPERATING INCOME/LOSS (EBIT)	**110,0**	**119,7**	**-9,8**	**-8,2%**

Chart 4: Pay television activities evolution (quarter)

Pay television

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (October-December)

(Million euros)

	October - December 2006	October - December 2005	Dif	% var
TOTAL REVENUES	**401,8**	**411,3**	**-9,5**	**-2,3%**
Net Turnover	399,9	409,7	-9,8	-2,4%
Subscribers	*289,3*	*272,1*	*17,2*	*6,3%*
Advertising	*8,7*	*11,5*	*-2,9*	*-25,0%*
Other	*101,9*	*126,0*	*-24,1*	*-19,1%*
Other operating revenues	1,9	1,6	0,3	20,0%
OPERATING EXPENSES	**325,4**	**333,1**	**-7,7**	**-2,3%**
Purchases	242,0	239,5	2,6	1,1%
Personnel expenses	24,1	23,9	0,2	0,7%
Other operating expenses	59,2	69,7	-10,5	-15,0%
EBITDA	**76,4**	**78,2**	**-1,7**	**-2,2%**
Depreciation and amortisation	50,7	59,6	-8,9	-15,0%
OPERATING INCOME/LOSS (EBIT)	**25,7**	**18,5**	**7,2**	**38,8%**

Chart 5: Free-to-air television activities evolution (twelve months)

Free-to-air television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2006 & 2005 (January-December)

	January - December 2006	January - December 2005	Dif	% var
TOTAL REVENUES	**185,4**	**13,6**	**171,7**	**n.a.**
Net Turnover	185,4	13,6	171,7	n.a.
Subscribers	.			*n.a.*
Advertising	*173,8*	*13,3*	*160,5*	*n.a.*
Other	*11,5*	*0,3*	*11,2*	*n.a.*
Other operating revenues	0,0	0,0	0,0	n.a.
OPERATING EXPENSES	**284,2**	**41,4**	**242,8**	**n.a.**
Purchases	178,4	21,1	157,3	n.a.
Personnel expenses	30,8	5,0	25,7	n.a.
Other operating expenses	75,1	15,3	59,8	n.a.
EBITDA	**-98,8**	**-27,8**	**-71,0**	**n.a.**
Depreciation and amortisation	4,0	0,9	3,2	n.a.
OPERATING INCOME/LOSS (EBIT)	**-102,9**	**-28,6**	**-74,2**	**n.a.**

Note: The free-to-air television figures for 2005 relate solely to the period from November 7 to December 31.

Chart 6: Free-to-air television activities evolution (quarter)

Free-to-air television

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (October-December)

	October - December 2006	October - December 2005	Dif	% var
TOTAL REVENUES	**62,1**	**13,6**	**48,5**	**n.a.**
Net Turnover	62,1	13,6	48,5	n.a.
Subscribers				*n.a.*
Advertising	57,6	13,3	*44,3*	*n.a.*
Other	4,5	0,3	*4,1*	*n.a.*
Other operating revenues	0,0	0,0	0,0	n.a.
OPERATING EXPENSES	**82,6**	**41,4**	**41,2**	**99,5%**
Purchases	51,1	21,1	30,0	142,5%
Personnel expenses	6,8	5,0	1,7	34,0%
Other operating expenses	24,7	15,3	9,4	61,8%
EBITDA	**-20,5**	**-27,8**	**7,3**	**-26,3%**
Depreciation and amortisation	1,0	0,9	0,2	18,3%
OPERATING INCOME/LOSS (EBIT)	**-21,5**	**-28,6**	**7,1**	**-24,9%**

Note: The free-to-air television figures for 2005 relate solely to the period from November 7 to December 31.

Chart 7: Consolidated financial statements (twelve months)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2006 & 2005 (January-December)

(Million euros)

	January - December 2006	January - December 2005	Dif	% var
TOTAL REVENUES	**1.659,0**	**1.519,0**	**140,1**	**9,2%**
Net Turnover	1.654,7	1.514,5	140,2	9,3%
Subscribers	*1.078,0*	*1.059,5*	*18,5*	*1,7%*
Advertising	*202,1*	*74,5*	*127,6*	*171,2%*
Other	*374,7*	*380,5*	*-5,8*	*-1,5%*
Other operating revenues	4,3	4,4	-0,1	-2,4%
OPERATING EXPENSES	**1.449,8**	**1.194,9**	**254,9**	**21,3%**
Purchases	1.007,5	799,6	207,9	26,0%
Personnel expenses	131,6	116,9	14,7	12,6%
Other operating expenses	310,7	278,4	32,3	11,6%
EBITDA	**209,2**	**324,0**	**-114,8**	**-35,4%**
Depreciation and amortisation	202,1	232,9	-30,8	-13,2%
OPERATING INCOME/LOSS (EBIT)	**7,1**	**91,1**	**-84,0**	**-92,2%**
Other depreciation and provisions	0,3	-1,5	1,8	n.a.
Gains or losses on sales of fixed assets	0,3	0,0	0,3	n.a.
Financial results	-62,6	-77,8	15,2	-19,6%
Share in results of companies carried by the equity method	-5,4	-5,8	0,4	-6,9%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-61,5**	**9,0**	**-70,4**	**n.a.**
Corporate income tax	18,2	-0,8	19,0	n.a.
Income/Loss attributed to minority interests	5,1	-0,4	5,5	n.a.
RETAINED PROFIT/LOSS FOR THE PERIOD	**-38,2**	**7,7**	**-45,9**	**n.a.**

Chart 8: Consolidated financial statements (quarter)

Sogecable

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2006 & 2005 (October-December)

(Million euros)

	October - December 2006	October - December 2005	Dif	% var
TOTAL REVENUES	**463,9**	**424,9**	**39,0**	**9,2%**
Net Turnover	462,0	423,3	38,7	9,1%
Subscribers	*289,3*	*272,1*	*17,2*	*6,3%*
Advertising	*66,2*	*24,8*	*41,4*	*167,0%*
Other	*106,4*	*126,4*	*-20,0*	*-15,8%*
Other operating revenues	1,9	1,6	0,3	20,6%
OPERATING EXPENSES	**407,9**	**374,5**	**33,4**	**8,9%**
Purchases	293,2	260,6	32,6	12,5%
Personnel expenses	30,9	29,0	1,9	6,5%
Other operating expenses	83,9	84,9	-1,0	-1,2%
EBITDA	**56,0**	**50,4**	**5,6**	**11,0%**
Depreciation and amortisation	51,7	60,5	-8,8	-14,5%
OPERATING INCOME/LOSS (EBIT)	**4,2**	**-10,1**	**14,3**	**-141,8%**
Other depreciation and provisions	0,3	-0,3	0,6	n.a.
Gains or losses on sales of fixed assets	0,3	0,1	0,3	n.a.
Financial results	-16,9	-16,8	-0,1	0,6%
Share in results of companies carried by the equity method	-1,0	-1,1	0,0	-4,1%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-14,3**	**-27,7**	**13,5**	**-48,5%**
Corporate income tax	1,0	20,8	-19,8	n.a.
Income/Loss attributed to minority interests	1,0	-4,9	5,9	-120,1%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-12,3**	**-11,8**	**-0,5**	**4,0%**

Chart 9: Consolidated Balance Sheets

Sogecable

CONSOLIDATED BALANCE SHEETS

(Million euros)

ASSETS	December 31st 2006	December 31st 2005
Tangible fixed assets	174,7	201,6
Intangible assets	284,5	348,4
Long-term financial investments	5,5	6,0
Investments in associated companies	10,1	17,3
Deferred tax assets	1.141,6	1.303,1
Other non-current assets	11,3	13,8
Goodwill in consolidation	88,3	11,0
FIXED AND OTHER NON-CURRENT ASSETS	**1.716,0**	**1.901,2**
Inventories	175,0	198,4
Accounts receivable	340,6	254,2
Other current assets	48,2	24,3
Cash and cash equivalents	4,0	1,9
CURRENT ASSETS	**567,8**	**478,8**
TOTAL ASSETS	**2.283,8**	**2.380,0**

SHAREHOLDERS' EQUITY AND LIABILITIES	December 31st 2006	December 31st 2005
Capital stock	276,9	267,1
Equity reserves	722,2	614,1
Cumulative results	-797,4	-577,2
GROUP SHAREHOLDERS EQUITY	**201,7**	**304,0**
Minority Interests	2,7	35,1
TOTAL EQUITY	**204,4**	**339,1**
Long-term payables to financial entities	799,6	880,6
Other financial liabilities	202,9	211,1
Provisions	31,1	41,7
Deferred taxes	72,6	95,3
Other non-current liabilities	14,4	25,9
NON-CURRENT LIABILITIES	**1.120,6**	**1.254,5**
Short-term payables to financial entities	185,8	114,9
Trade accounts payable	732,7	579,7
Other non-trade debts	40,2	91,7
CURRENT LIABILITIES	**958,8**	**786,4**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2.283,8**	**2.380,0**

Chart 10: Consolidated Cash-Flow statements (twelve months)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	January - December 2006	January - December 2005
(Million euros)		
Net income (loss)	**(38,2)**	**7,7**
Adjustments to income (loss)-		
Depreciation and amortisation	202,1	232,9
Amortisation of goodwill	0,0	0,0
Deferred charges and deferred revenues transferred to income statements	(2,4)	(3,8)
Share in results of companies carried by the equity method	5,4	5,8
Financial expenses paid	55,2	72,0
Changes in provisions and other extraordinary results	(0,9)	(1,3)
Income (loss) attributed to minority interests	(5,1)	0,4
Corporate income tax	(18,2)	0,8
Funds obtained	**198,0**	**314,6**
Changes in operating assets and liabilities (excluding financial items)	**(4,7)**	**103,3**
Cash provided by operations	**193,3**	**417,9**
Investments in films assets	(8,3)	(6,2)
Investments in tangible technical equipment	(50,2)	(49,3)
Subscriber acquisition cost	(53,2)	(72,2)
Financial investments	(111,7)	(17,0)
Other investments	(14,1)	(20,4)
Sales and retirements of fixed assets	13,5	16,3
Cash from (used in) investing activities	**(224,0)**	**(148,8)**
Capital increases	110,0	185,0
Increase (decrease) in reserves	(15,7)	0,0
Increase (decrease) in long-term debt (excluding financial debts)	7,0	(226,4)
Cash from (used in) financing activities (excluding bank facilities)	**101,3**	**(41,4)**
Increase (decrease) of long-term bank facilities	(84,2)	(231,7)
Increase (decrease) of short-term bank facilities	70,9	74,1
Changes in cash and short-term financial investments	(2,1)	1,8
Cash from (used in) bank facilities	**(15,4)**	**(155,8)**
Financial expenses paid in the period	**(55,2)**	**(72,0)**
Funds obtained from (used in) financing activities	**30,7**	**(269,1)**

Chart 11: Consolidated Cash-Flow statements (quarter)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	October - December 2006	October - December 2005
(Million euros)		
Net income (loss)	**(12,3)**	**(11,8)**
Adjustments to income (loss)-		
Depreciation and amortisation	51,7	60,5
Deferred charges and deferred revenues transferred to income statements	(0,6)	(0,8)
Share in results of companies carried by the equity method	1,0	1,1
Financial expenses paid	28,0	29,5
Changes in provisions and other extraordinary results	(0,9)	0,8
Income (loss) attributed to minority interests	(1,0)	4,9
Corporate income tax	(1,0)	(20,8)
Funds obtained	**65,0**	**63,5**
Changes in operating assets and liabilities (excluding financial items)	**78,0**	**31,6**
Cash provided by operations	**142,9**	**95,0**
Investments in films assets	(1,5)	(3,3)
Investments in tangible technical equipment	(15,2)	(25,9)
Subscriber acquisition cost	(18,1)	(24,4)
Financial investments	(0,0)	0,0
Other investments	(7,2)	(2,3)
Sales and retirements of fixed assets	2,0	7,1
Cash from (used in) investing activities	**(39,9)**	**(48,8)**
Capital increases	(7,9)	(0,0)
Increase (decrease) in reserves	(15,7)	0,0
Increase (decrease) in long-term debt (excluding financial debts)	0,0	(20,0)
Cash from (used in) financing activities (excluding bank facilities)	**(23,6)**	**(20,0)**
Increase (decrease) of long-term bank facilities	(92,2)	(9,1)
Increase (decrease) of short-term bank facilities	40,7	11,1
Changes in cash and short-term financial investments	0,1	1,3
Cash from (used in) bank facilities	**(51,4)**	**3,3**
Financial expenses paid in the period	**(28,0)**	**(29,5)**
Funds obtained from (used in) financing activities	**(103,0)**	**(46,1)**

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Security Reference No.		GENERAL		VERSION
				5.1.3

INFORMATION RELATING TO

PERIOD		First quarter	YEAR	2007

I. PARTICULARS OF THE ISSUER	
Corporate Name: SOGECABLE, S.A.	Taxpayer Identification No.
Registered Office: AVDA. DE LOS ARTESANOS, Nº 6 - 28760 TRES CANTOS, MADRID	A79114815

Persons assuming responsibility for this information, the position occupied thereby and identification of the powers of attorney held in accordance with which they represent the company:	Signature:
IÑIGO DAGO ELORZA- General Secretary. Power of attorney pursuant to public deed dated 26/02/2001, protocol number 655 FERNANDO MARTINEZ ALBACETE- Financial and Economic Manager. Power of Attorney pursuant to public deed dated 20/10/2001, protocol number 3.475	

A) ADVANCE QUARTERLY RESULTS

(With respect to consolidated information, fill in exclusively the column which applies in accordance with the law in force).

Units: Thousands of Euros		INDIVIDUAL		CONSOLIDATED SPANISH GAAP		CONSOLIDATED IFRS ADOPTED	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
TOTAL REVENUES	*0800*	79.089	278.865			466.435	436.619
PROFIT/LOSS BEFORE TAX PROFIT/LOSS FROM CONTINUING OPERATIONS BEFORE TAX	*1040*	-1.126	-39.953			4.538	-28.637
PROFIT/LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	*4700*					4.137	-18.271
PROFIT/LOSS FOR THE YEAR	*1044*	4.417	-27.144			4.137	-18.271
Profit/Loss Attributable to Minority Interests	*2050*					-2.954	- 1.830
PROFIT/LOSS ATTRIBUTABLE TO THE PARENT / PROFIT/LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	*2060*					**1.183**	**-20.101**
SHARE CAPITAL	*0500*	276.856	273.723				
AVERAGE NUMBER OF EMPLOYEES	*3000*	828	1.315			1.869	1.860

B) BUSINESS PERFORMANCE

Although such information shall be summarized given the synthetic nature of quarterly information, the comments to be included within this section should enable investors to form sufficient opinion regarding the activity carried on by the entity or group and the results obtained in the period covered by this quarterly information, as well its financial and net worth position, and other essential data regarding the general progress of the Entity's or group's matters. Lastly, comments regarding consolidated figures should be clearly differentiated from those relating to individual figures.

SEE APPENDIX I

C). BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public report is required to be in accordance with the recognition and valuation standards provided in the regulations currently in effect for the preparation of financial and accounting information corresponding to the Financial Statements for the annual period to which the current periodic public report presented refers. Where exceptionally, the generally accepted accounting principles and standards required pursuant to the laws in force are not applied to the accompanying data and information, this fact should be pointed out and sufficient cause should be provided. The influence that the failure to apply such standards and criteria might have on the net worth, financial position and of the results of the entity or consolidated group should also be explained. Additionally, and with a scope similar to the above, the modifications, if any, of the accounting standards used in the preparation of the accompany information relating to the last audited Financial Statements should be mentioned and commented. If the same accounting principles, standards and practices area applied as in the previous Financial Statements, and these are in accordance with the accounting legislation in force applicable to the company, this should be expressly stated. Where adjustments and/or reclassifications have been made in the previous period in accordance with applicable regulations due to changes in accounting practices, the correction of errors or changes in the classification of items, the quantitive and qualitive information required to understand these adjustments and/or reclassifications shall be included in this section).

In the preparation of the financial and accounting information for the first quarter of 2007 and 2006 included in this periodic public report, the recognition and valuation standards provided in the regulations currently in force were applied , which are the same as the accounting principles, criteria and policies used in the preparation of the audited individual and consolidated financial statements for 2006.

In this respect, the Sogecable Group's consolidated financial information is presented in accordance with International Financial Reporting Standards, and the accounting principles, criteria and policies used in their preparation are the same as those described in the audited consolidated financial statements for 2006.

The individual financial information on Sogecable, S.A. is presented in accordance with Spanish GAAP and the accounting principles, criteria and policies used in their preparation are the same as those described in the Company's audited individual financial statements for 2006.

D) DIVIDENDS PAID DURING THE QUARTER

(The dividends effectively paid since the commencement of the financial year shall be included)

		% of Face Value	Euros per Share (x,xx)	Amount (Thousands of Euros
Ordinary Shares	3100			
Preferred Shares	3110			
Redeemable Shares	3115			
Shares without a vote	3120			

Additional information regarding the payment of dividends (interim, complementary, etc.)

Sogecable paid no dividends in the first quarter of 2007

E) ALIENT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the capital of companies listed on the stock exchange which must be reported pursuant to Art. 53 of the Spanish Securities Market Act(5 % and multiples)	3200		X
2. Acquisitions of treasury shares which must be reported pursuant to additional provision 1 of the Spanish Corporations Act (1%)	3210		X
3. Other significant increases or decreases in non-current assets (shareholdings of more than 10% in non-listed companies, relevant material investments or divestments, etc.	3220		X
4. Increases or decreases in share capital or in the face value of shares-.	3230		X
5. Issues, redemptions or cancellations of debt securities.	3240		X
6. Changes in directors or in the Board of Directors	3250	X	
7. Changes in Corporate Bylaws	3260	X	
8. Transformations, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the industry significantly effecting the economic or financial position of the Company or Group	3280		X
10. Lawsuits, disputes or administrative proceedings that may significantly affect the net worth of the Company or Group	3290		X
11. Creditors' claims, suspension of payments, etc.	3310		X
12. Special agreements limiting, transferring or fully or partially waiving the political and economic rights relating to the Company's shares.	3320		X
13. Strategic agreements with Spanish or International groups (exchange of blocks of shares, etc.)	3330		X
14. Other salient events.	3340	X	

(*) Check the corresponding box with an "X" and in the affirmative, attach an explanatory exhibit including the date on which the information was reported to the Spanish National Securities Commission (CNMV)or to the Spanish Stock Exchange Governing Company (SRBV)

F) EXPLANATORY EXHIBIT OF SALIENT EVENTS

SEE EXHIBIT II.

INSTRUCTIONS FOR THE COMPLETION OF THE ADVANCE QUARTERLY REPORT (GENERAL)

- Unless otherwise indicated, the numerical data requested shall be expressed in thousands of euros, without decimal points. All balances shall be rounded.

- Negative amounts shall be indicated with a minus sign (-) in front of the corresponding number.

- Unless otherwise indicated, next to each data item expressed in figures, the period corresponding to the previous financial year shall be included.

- The International Financial Reporting Standards adopted (IFRS adopted) shall be understood to be those adopted by the European Commission in accordance with the procedure set forth under Regulation (EC) No 1606/2002 of the European Parliament and of the Council, of 19 July 2002.

- The financial information contained in this form shall be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the entity for the preparation of the Financial Statements for the annual period to which the public periodic report filed refers.

Through the financial periods commencing on 1 January 2007, and except for credit institutions, where those companies which in application of the provisions of the Spanish Commercial Code are required to prepare consolidated Financial Statements, and such companies have only issued fixed income securities traded on a stock exchange at year-end, should these companies choose to continue applying the regulations contained in the third section of chapter III of the first book of the Commercial Code and the regulations enacted thereunder, they shall present the consolidated periodic information in the forms included in sections IV and V referring to the Spanish accounting standards currently in effect, unless they have applied the IFRS adopted in a previous financial year.

- DEFINITIONS:

(1) Revenue: shall comprise the amounts relating to the sale of products and services corresponding to the company's ordinary operations net of rebates and other reductions in the sale price, as well as value added tax and other tax directly related to the aforementioned net sales. In the case that the consolidated figures are to be presented in accordance with the adopted IFRS, the information to be presented in this section will be prepared in accordance with these standards.

(2) Profit/Loss before tax from continuing operations: entities that present periodic financial information in accordance with the adopted IFRS shall include the profit or loss before tax from continuing operations under this heading.

(3) Profit for the year from continuing operations: this heading is only to be filled in by entities presenting their financial information in accordance with the adopted IFRS and shall reflect profit or loss from continuing operations after tax.

(4) Profit/Loss for the year: Entities presenting their financial information in accordance with the adopted IFRS shall include the profit or loss for the year from continuing operations less or in addition to profit/loss before tax from discontinued operations.

Sogecable

Commercial evolution

March 31st 2007

DIGITAL+

The headlines of **DIGITAL+,** Sogecable's pay-TV activity, in the first quarter of 2007 were as follows:

- ✓ **DIGITAL+** increased its subscriber base again in the quarter. In the past three months, **DIGITAL+** added over 21,000 new net customers to its services, reaching a total of over 2,065,000 subscribers as of March 31st 2007.
- ✓ The cancellation rate stood at 10.9% as of March 31st 2007, as compared to 12% twelve months ago.
- ✓ The average revenue per customer reached 47.9 euros in the quarter. In the first three months of 2007, the average revenue from subscriptions amounted to 40.1 euros and the average pay-per-view revenue reached 7.8 euros. With respect to the same period in 2006, the average revenue from subscriptions increased by 4.1%, while the average pay-per-view revenue dropped slightly, mainly due to a different seasonality of the Spanish football league.
- ✓ A relevant enhancement has been made on the offer of **DIGITAL+** during the quarter. ***CANAL+*** included new premium channels offered exclusively on **DIGITAL+**, which also added new channels and services to raise the quality and variety of the programming offered to its subscribers.

Subscriber evolution

In the first quarter of 2007, the **DIGITAL+** subscriber base increased by over 21,000 new net customers. At the end of the previous quarter, as of December 31st 2006, **DIGITAL+** had 2,044,000 customers. As of March 31st 2007, Sogecable had over 2,065,000 subscribers receiving digital broadcasts via satellite from **DIGITAL+**.

In the past twelve months, the subscriber base increased by over 80,000 new net customers. On March 31st 2006, **DIGITAL+** had 1,985,000 customers.

Mar. 2005 - Mar. 2007 Sogecable's subscriber base evolution


Analogue subscribers
Digital subscribers
(Thousands of subscribers)
393
1.700
1.985
2.065
Mar.05
Mar.06
Mar.07

The accelerated migration of former analogue customers was over in December 2005. From then onwards, **DIGITAL+** has recorded sustained growth in its subscriber base every quarter. In 2006, 84,000 net customers subscribed to **DIGITAL+**.

The evolution of the **DIGITAL+** subscriber base in the last quarters was as follows:


Digital+ subscriber base evolution
DIGITAL+
(Thousands of subscribers)
1.960
+25
+4
+16
+38
+21
2.065
Dec.05
1Q06
2Q06
3Q06
4Q06
1Q07
Mar. 07

Cancellation Rate

Affected by the typical seasonality and thanks to the evolution of subscriber cancellations, the subscriber base increased again in the first quarter of 2007. The cancellation rate continued to drop in the quarter with respect to previous periods. Consequently, as of March 31st 2007, the annual cancellation rate was 10.9%, whereas in the same quarter of 2006 the cancellation rate was 12%. At the end of the previous quarter, it was 11.5%.

Annual churn rate evolution


12,0%
12,0%
11,7%
11,5%
10,9%
1Q06
2Q06
3Q06
4Q06
1Q07

NOTE: Rolling churn rate considering cancellations over the last 12-month period

Selection of offers

As of March 31st 2007, most of the subscribers chose the contents of the ***CANAL+*** family channels available in both the ***"CANAL+ tier"*** offers as well as in the most complete **"DIGITAL+ tier"** packages.

As of March 31st 2007, 95% of customers subscribed to services including ***CANAL+*** and the most complete packages of the **"DIGITAL+ tier"** were chosen by 50% of the customer base.

As of March 31st 2007, the breakdown of customers subscribing to each of the different offer ranges was as follows:

Subscribers' breakdown as of Mar. 2007 - Mar. 2006

March 2007


Basic tier
Canal+ tier
Digital+ tier
5%
50%
45%

March 2006


9%
52%
39%

ARPU

Linked to the breakdown of subscribers among the different choices, the average subscription revenue in the first quarter of 2007 was 40.1 euros per subscriber per month, increasing in comparison with previous quarters.

In the fourth quarter of 2006, the average revenue per subscriber and month amounted to 39.2 euros, only partially reflecting the update in subscription prices carried out by **DIGITAL+** in December 2006.

In the first quarter of 2006, the comparable average revenue amounted to 38.5 euros per subscriber and month, once that the migration of former ***CANAL+*** analogue subscribers was over.

Thanks to the impacts from new clients joining the service, the continuous addition of contents by subscribers as well as the update in prices, the average subscription revenue is back again over the 40-euro level.

2005 -2007 quarterly evolution of Digital+'s subscription ARPU


(Euros)
43,3
41,9
40,3
38,9
38,5
38,3
38,6
39,2
40,1
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The average revenue from pay-per-view services amounted to an average 7.8 euros a month in the first quarter of 2007.

In the same quarter of 2006, the average revenue per subscriber from pay-per-view tickets amounted to 8.7 euros a month. This was affected by a higher concentration of games of the Spanish League and King's Cup championships in this quarter last year due to the Germany Football World Cup event.

In the fourth quarter of 2006, the average revenue from pay-per-view services amounted to 7.4 euros a month per subscriber.

1Q06 – 1Q07 DIGITAL+'s ARPU evolution


(Euros)
47,2
42,4
41,3
46,7
47,9
38,5
38,3
38,6
39,2
40,1
8,7
4,1
2,7
7,4
7,8
1Q06
2Q06
3Q06
4Q06
1Q07
Subscription
PPV tickets
ARPU

Contents Offered

During the quarter, **DIGITAL+** subscribers have continued to enjoy the leading pay television offer available in Spain, with the most complete selection of contents of all programming genres.

In February 2007, ***CANAL+*** updated its offer in order to provide its subscribers with better and more complete access to the contents. The launches of "***CANAL+*** Acción (Action)", "***CANAL+*** Comedia (Comedy)", "***CANAL+*** DCine (Film)", "***CANAL+*** Fútbol (Football)", "***CANAL+*** Deportes (Sports)" and "***CANAL+*** Eventos (Events)" –some of them with additional time-multiplexed versions enabling customers to view programming thirty minutes later- have provided **DIGITAL+** customers an easier and more complete access to best films, sports, documentaries and most successful sitcoms. Therefore, the contents of the ***CANAL+*** family channels have been increased, making these channels more appealing to customers.

This quarter, ***CANAL+*** has continued to broadcast the main sport events, with exclusive coverage of the Spanish Football League and Cup as well as the last matches of the UEFA Champions League and the UEFA Cup, with special following of participation by Spanish teams.

Worth mention in the quarter was the airing of the films "Crash", "Superman", "United 93", "The Da Vinci Code", "Good Night, and Good Luck", "Pirates of the Caribbean: Dead Man's Chest", "The Island", "Closer" and "Volver".

DIGITAL+ subscribers also enjoyed first-runs in Spain of the most acclaimed sitcoms (such as "CSI", "Desperate Housewives", "L", "Prison Break", "House", "Little Britain", "Heroes", "Brothers & Sisters", "Commander in Chief", "Bones" and "24").

The film channel line-up now includes "TNT", "TCM", "TCM Clásico", and "Sci-Fi", and the offer of news channels was completely diversified with the addition of "BBC World", "France 24" and "Al Jazeera English".

Additionally, **DIGITAL+** has recently redesigned its programming guide (EPG), which is an important tool to communicate all its programming contents available to the subscribers.

The updated EPG helps subscribers to search, in a more friendly way, contents of all genres and channels, and it is significantly faster than the former version.

In addition to easier and quicker navigation, a specific electronic programming guide has been implemented for every channel. Thanks to this, subscribers can now check the whole channel programming grid without leaving the channel they are watching.

cuatro

The headlines of the free-to-air-TV channel **Cuatro** in the first quarter of 2007 were as follows:

- ✓ **Cuatro**'s monthly audience ratings continued to show steady increases. In March 2007, it had an average monthly audience (24 hours) of 7.7% as compared to 6.5% at the beginning of the television season in September 2006. In March 2006, **Cuatro's** average audience reached 5.6%.

- ✓ **Cuatro's** audience share in the segments of most interest for advertisers continued to exceed its general audience share (24 hours), and in March 2007, the average audience rates reached were 9.8% (commercial target) and 11.2% (core commercial target), as compared to 7.3% and 7.9%, respectively, twelve months earlier.

In the first quarter of 2007, **Cuatro** recorded an average monthly audience of 7.5% in January and February, and in March it reached an average audience of 7.7%, the highest share recorded since the channel began its broadcasts.

The evolution of audience figures in the past twelve months has been as follows:

24-hours audience share evolution (12 months)


24 hours
5,8%
6,2%
7,5%
7,1%
6,8%
6,5%
6,7%
7,0%
7,2%
7,5%
7,5%
7,7%
GERMANY 2006
Apr.06
May.06
Jun.06
Jul.06
Aug.06
Sep.06
Oct.06
Nov.06
Dec.06
Jan.07
Feb.07
Mar.07

Source: Sofres

These records reflect significant growth when compared to the audience ratings obtained in the comparable months of January, February and March of 2006, when **Cuatro** was in its first months of operations and reached average monthly audiences of 5.0%, 5.3% and 5.6%, respectively.

Cuatro – Audience share evolution

Source: Sofres


24 Hours
5,0%
5,3%
5,6%
7,5%
7,5%
7,7%
Jan
Feb
Mar
Jan
Feb
Mar
2006
2007

Furthermore, this audience growth trend was evidenced in prime time (from 20.30 p.m. to 24.00 a.m.), the most attractive time slot from a commercial standpoint. In this time slot, the average audience reached 7.8% in the first quarter of 2007 as compared to 5.7%, 6.0% y 6.7% in January, February and March of the previous year, respectively.

Cuatro – Audience share evolution

Source: Sofres

Prime time (20.30-24.00)


5,7%
6,0%
6,7%
7,8%
7,8%
7,8%
Jan
Feb
Mar
Jan
Feb
Mar
2006
2007

Cuatro has continued to increase month after month its audience share in the segments of the market of most interest for advertisers. In these segments, its audience rates significantly exceeded the channel's general audience rates.

Specifically, in March 2007, the average audience share reached 9.0% and 10.0%, respectively, in the **commercial target** (individuals aged 16 - 54 years from all social classes except the lowest and living in towns with over 10.000 inhabitants) and the **core commercial target** (individuals aged 16 - 44 years, from all social classes except the lowest and living in towns with over 50.000 inhabitants).

In both cases, there were significant increases with respect to the audience shares reached in the comparable quarter of 2006. In this respect, the year-on-year increases in both segments were as follows:

Cuatro – Audience share evolution

Commercial target


6,6%
7,1%
7,3%
9,5%
9,6%
9,8%
Jan
Feb
Mar
Jan
Feb
Mar
2006
2007

Core commercial target


7,1%
7,8%
7,9%
10,7%
11,1%
11,2%
Jan
Feb
Mar
Jan
Feb
Mar
2006
2007

Source: Sofres

Benefiting **Cuatro's** recent audience share evolution, the contributions from several programmes shown at different times and days of the week have been outstanding.

"**House**", broadcasted on Tuesdays' prime time, had an average audience share of 18.6% in March 2007, and was the seventh most watched programme during this month.

On Wednesday nights, **"Ghost Whisperer"** recorded an average audience of 9.9% in its second season.

"**Grey's Anatomy**", which is shown at prime time on Thursdays, obtained an average audience share of 10.9% in its third season.

Coach-style contents are **Cuatro**'s proposal for Friday nights. **"SOS Adolescentes"** and **"Callejeros"** with average audiences of 9.9% and 8.1%, respectively, in the first quarter of 2007, also exceeded the channel's general audience levels.

Cuatro's *late night* talk show **"Noche Hache"** (aired from Monday to Thursday) has continued to increase its audience share, reaching an average of 10.3% in the first quarter of 2007.

On Sundays, it is worth mentioning programmes such as **"Cuarto Milenio"** (with an average audience of 10.0% in the first quarter of 2007) and **"El hormiguero"** (with an average audience of 9.8% in its second season).

Cuatro - Audience share evolution by day of the week


Average Mar.07: 7.7 %
Average Mar.06: 5.6%
7,1
10,1
7,9
8,0
7,4
6,3
7,5
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
Sunday
Mar.06
Mar.07
Source: Sofres

In March, **Cuatro** was the third most watched channel by the commercial target at prime time hours on Monday to Friday, exceeding the audience levels reached in this segment by public television channels, with the resulting increase in interest for advertisers.

In this respect, increases in audience were shown in all time slots, and the channel recorded its highest audience levels ever in March 2007. Lunch time sitcoms, midday news and afternoon quiz-shows continue to improve their ratings, enabling **Cuatro** to record uniform growth in the different time slots.


Cuatro - time frame audience share evolution
Average Mar.07: 7.7%
Average Mar.06: 5.6%
6,7
7,0
7,0
7,8
11,2
8,9
Morning (7am-2pm)
Afternoon (2pm-5pm)
Late afternoon (5pm-8.30pm)
Prime time (8.30pm-12pm)
Late prime time (12pm-2am)
Late night (2am-7am)
Mar. 06
Mar.07

Source: Sofres

Sogecable

Financial Evolution

March 31st 2007

FINANCIAL EVOLUTION

As of March 31st 2007, the highlights of Sogecable's results are as follows:

- ✓ In the first quarter of 2007, Sogecable recorded top high quarterly turnover once again, reaching total revenues of 478.8 million euros, due mainly to the increases in subscriber and advertising revenues.
- ✓ Sogecable's EBITDA as of March 31st 2007 amounted to 62.6 million euros, a 34.1% increase with respect to the 46.7 million euros recorded in the same period of 2006.
- ✓ Sogecable's EBIT amounted to 23.1 million euros profits in the first quarter of 2007, as opposed to losses of 12.8 million euros in the same quarter of 2006.
- ✓ **Cuatro** reduced its operating losses by over 70% with respect to the figures recorded in the same quarter of the previous year, and in March 2007, it recorded operating profits for the first time, after only one year and a half of operations.
- ✓ In the first quarter, Sogecable recorded Net Profit of 1.2 million euros, as compared to the net losses of 20.1 million euros recorded in the same period of 2006.

The financial details of Sogecable's results in the quarter are included in tables 1 to 6 at the end of this document.

Total Revenues

In the first quarter of 2007, Sogecable's total revenues amounted to 478.8 million euros, exceeding by 9.4% the 437.5 generated in the same period of 2006.

This amount stands as record turnover in a quarter. Out of this revenue, 418.1 million euros relate to pay television activities and 60.7 million euros were contributed by **Cuatro**'s activities.

Quarterly Revenues evolution


Million euros
+9.4%
+3.2%
437,5
478,8
1Q06
2Q06
3Q06
4Q06
1Q07

The main contribution to turnover in the first quarter of 2007 came from subscriber revenues, which amounted to 299.5 million euros and represented Sogecable's highest turnover in a quarter in this activity.

These revenues account for 64.2% of the Net Turnover, and were 6.0% higher than in the same quarter of 2006, in which subscriber revenues amounted to 282.4 million euros.

The increase in advertising revenues generated by **Cuatro** has allowed a year-on-year increase of 85.0% in these revenues, which already account for 14.0% of Sogecable's Net Turnover, reaching 65.1 million euros in this quarter.

Mar.06 – Mar.07 Revenues breakdown by activities


March 2006
Subscribers 282,4
Other revenues 119,9
Advertising 35,2
March 2007
Subscribers 299,5
Other revenues 114,3
Advertising 65,1

Subscriber revenues

In the first quarter of 2007, Sogecable's subscriber revenues amounted to 299.5 million euros, representing a new quarterly top record in the turnover recorded by Sogecable in relation to this item.

The subscriber revenues recorded in the first quarter of 2007 reflect a year-on-year growth in the number of subscribers, as well as an increase in average revenue.

Year-on-year Subscriber revenues evolution


Million euros
+6.3%
+6.0%
268,6
257,0
248,5
249,3
272,1
289,3
282,4
299,5
2Q05 2Q06
3Q05 3Q06
4Q05 4Q06
1Q06 1Q07

Despite the year-on-year comparison of subscriber revenue in the first nine months of 2006 hardly showed growth -due to the contribution from ***CANAL+*** analogue subscriptions in 2005- the subscriber revenues recorded in the first quarter of 2007 represent a year-on-year increase for the quarter of 17.1 million euros.

However, the increase in subscriber revenues in the first quarter of 2007 also reflects a drop in pay-per-view revenues as compared to those generated in the same period of 2006. This decline is mainly due to the lower number of games of Spanish League and King's Cup football competitions during the first three months of 2007. Due to the Germany Football World Cup event, there was a higher concentration of matches in the first quarter of 2006.

Advertising revenues

In the first quarter of 2007, Sogecable's advertising revenues amounted to 65.1 million euros, an 85.0% increase with respect to the 35.2 million euros obtained in the same period of 2006.

The upward trend in **Cuatro's** audience share, the increase in the rates charged to advertisers, and the growth in Spain's television advertising market are the main reasons for this significant improvement.


1Q06-1Q07 Advertising revenues
Million euros
DIGITAL+
Cuatro
35.2 m€
6,3
28,9
+0.7
+29.2
65.1 m€
7,0
58,1
1Q06
Pay television
Cuatro
1Q07

In the first quarter of 2007, **Cuatro** generated advertising revenues of 58.1 million euros, up 101.0% compared to the 28.9 million euros recorded in the same period of 2006.

Advertising revenues from pay television activities amounted to 7.0 million euros, up 11.5% with respect to the 6.3 million euros generated in the first three months of 2006.

Other revenues

In the first quarter of 2007, the revenues from the rest of Sogecable's activities amounted to 114.3 million euros, a 5.6 million euros reduction with respect to the 119.9 million euros obtained in the same quarter of the previous year.

Pay television activities generated revenues of 111.7 million euros under this item in the first quarter of 2007, whereas **Cuatro** generated 2.6 million euros in the quarter.

In the first quarter of 2006, Other Revenues from activities relating to pay television amounted to 117.8 million euros and free-to-air television operations obtained revenues of 2.0 million euros.

The year-on-year decline is directly related to revenues from the sublicensing of contents to other operators, which had generated revenues amounting to 23.2 million euros in the first three months of 2006. Such revenues stopped being generated in May 2006 and had a revenue contribution of 38.6 million euros in the first half of 2006.

Sogecable's other main activities generating revenues under this item, recorded increases in the quarter with respect to the amounts recorded in the first three months of 2006.

Revenues amounting to 12.0 million euros were recorded by Sogecable under "Other Operating Revenues" in the first quarter of 2007 related to the sale of the channel "Documanía", which continues as part of the documentaries offered by **DIGITAL+** under the brand "Odisea".

Operating expenses

In the first quarter of 2007, operating expenses totalled 416.2 million euros. Of this amount, 348.7 million euros correspond to pay television activities and 67.4 million euros were incurred by **Cuatro**.

In pay television operations, a 4.3% increase in operating expenses was recorded in the quarter (14.5 million euros), whereas the operating expenses incurred by **Cuatro** increased by 10.8 million euros.

OPEX evolution


Million euros
390.8 m€
416.2 m€
+6.5%
56,6
67,4
+19.2%
+4.3%
334,2
348,7
1Q 2006
1Q 2007
Pay television
Cuatro

The most significant variations in Sogecable's Operating Expenses were as follows:

Purchases

In the first quarter of 2007, purchases totalled 299.6 million euros, as compared to 272.9 million euros devoted to this line in the same period of the previous year.

The purchases incurred in the first quarter of 2007 in pay television activities amounted to 254.3 million euros, up by 13.5 million euros, a 5.6% increase with respect to the same period of 2006.

The purchases recorded by **Cuatro** amounted to 45.3 million euros in the first three months of 2007, increasing by 13.1 million euros with respect to the 32.2 million euros incurred in the same period of 2006.


Purchases evolution
Million euros
+9.8%
272.9
32,2
240,7
13,5
+5.6%
13,1
+40.7%
299.6
45,3
254,3
1Q06
1Q07
Pay television
Cuatro

Personnel Expenses

In the first quarter of 2007, Personnel Expenses totalled 37.4 million euros, compared to the 36.6 million euros incurred in the first quarter of 2006.

Sogecable's average headcount in the first quarter of 2007 was 1.869, compared to an average 1.860 employees in the same period of 2006.

Other Operating Expenses

In the first quarter of 2007, Sogecable's Other Operating Expenses amounted to 79.2 million euros, a decrease of 2.6% compared to the 81.3 million euros recorded in the same period of the previous year.

EBITDA

In the first quarter of 2007, Sogecable's EBITDA amounted to 62.6 million euros, up 34.1% compared to the 46.7 million euros recorded in the same period of 2006. Accordingly, a year-on-year increase of 15.9 million euros in EBITDA was recorded in the first three months of 2007.

Pay television activities generated an EBITDA of 69.3 million euros in the first quarter of 2007. In the first three months of 2006, pay television activities had generated an EBITDA of 72.3 million euros.

Cuatro recorded a year-on-year improvement of 18.9 million euros in the quarter, with a negative contribution of 6.7 million euros in the first three months of 2007, reducing its gross operating losses by 73.8%, compared to the 25.6 million euros recorded in the same period of 2006.

The ongoing improvement in **Cuatro**'s turnover enabled its activities to show operating profits in March 2007, only seventeen months after the start of its operations.

EBITDA breakdown by activities


Sogecable
+34,1%
46,7
62,6
1Q 2006
1Q 2007
Million euros
Digital+
-3 m€
72,3
69,3
1Q 2006
1Q 2007
Cuatro
+18,9 m€
-25,6
-6,7
1Q 2006
1Q 2007

EBIT

In the first quarter of 2007, Sogecable's EBIT amounted to profits of 23.1 million euros, as compared to the losses amounting to 12.8 million euros recorded in the same quarter of 2006, with a year-on-year increase of 35.9 million euros in the first three months of the year.

In the first quarter of 2007, depreciation and amortisation charges amounted to 39.5 million euros, compared to 59.4 million euros in 2006, a 20.0 million euros year-on-year drop.

This year-on-year decrease is mainly due to the termination of the amortisation charges recorded by Audiovisual Sport until June 2006.

The increase in EBIT is a result of the improved contribution of Sogecable's two activities.

The EBIT on pay television activities in the first quarter of 2007 amounted to 30.9 million euros, an increase of 17.0 million euros, up 123.0% with respect to the 13.9 million euros recorded in the first three months of 2006.

Cuatro contributed a negative EBIT of 7.8 million euros, showing an 18.9 million euros improvement, up 70.8% compared to the 26.6 million euros recorded in the first three months of the previous year.

EBIT breakdown by activities


Digital+
+17.0 m€
13,9
30,9
1Q 2006
1Q 2007
Million euros


Cuatro
-26,6
-7,8
+18.9 m€
1Q 2006
1Q 2007

As a whole, Sogecable recorded net operating profits of 23.1 million euros in the first quarter of 2007.

EBIT evolution

Million euros


Sogecable
Sogecable: +35.9 m€
Digital+: +17.0 m€
Cuatro: +18.9 m€
23,1
-12,8
1Q 2006
1Q 2007

Results

In the first quarter of 2007, Sogecable recorded net profit of 1.2 million euros, as compared to the net losses of 20.1 million euros recorded in the first quarter of 2006.

In the first quarter of 2007, Sogecable's profit before taxes amounted to 4.5 million euros, as compared to the losses of 28.6 million euros recorded in the same period of 2006.

Results evolution

Million euros

Pre tax profit


4,5
-28,6
+33.2 m€
1Q 2006
1Q 2007

Net Profit


1,2
-20,1
+21.3 m€
1Q 2006
1Q 2007

Investments

During the first quarter of 2007, Sogecable's investments amounted to 17.8 million euros.

The main investments were devoted to the acquisition of digital decoders and the installations of new **DIGITAL+** subscribers.

Bank Debt

As of March 31st 2007, the net bank debt withdrawn by Sogecable amounted to 1,019.6 million euros, in comparison to 1,045.9 million euros at the end of the first quarter of 2006.

As of December 31st 2006, the net bank resources used amounted to 1.004,6 million euros.

As a consequence of the usual working capital needs in the first quarter of the year, as of March 31st 2007, the net bank debt drawn down by Sogecable has increased by 15.0 million euros. During the same period of 2006, the additional bank financing needs were 51.5% higher amounting to 29.1 million euros.

4th quarter vs 1st quarter net bank debt evolution

Million euros


+29.1 m€
+15.0 m€
1.017
1.046
1.005
1.020
4Q05
1Q06
4Q06
1Q07

NOTE: The net bank debt shows the net balance of credit and debit positions outstanding with financial institutions at the end of the period. In addition to specific items in the balance sheets, the amounts expended in debt registration and financial derivatives are added.

Sogecable

Consolidated Financial Results

March 31st 2007

CONTENTS

Chart 1: Pay television and free-to-air television results (quarter)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2007 (First Quarter)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**418,1**	**60,7**	**478,8**
Net Turnover	405,7	60,7	466,4
Subscribers	*299,5*		*299,5*
Advertising	*7,0*	*58,1*	*65,1*
Other	*99,3*	*2,6*	*101,9*
Other operating revenues	12,4		12,4
OPERATING EXPENSES	**348,7**	**67,4**	**416,2**
Purchases	254,3	45,3	299,6
Personnel expenses	29,2	8,3	37,4
Other operating expenses	65,3	13,8	79,2
EBITDA	**69,3**	**-6,7**	**62,6**
Depreciation and amortisation	38,4	1,0	39,5
OPERATING INCOME/LOSS (EBIT)	**30,9**	**-7,8**	**23,1**

Chart 2: Pay television activities evolution (quarter)

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2007 & 2006 (First Quarter)

(Million euros)

	January -March 2007	January -March 2006	Dif	% var
TOTAL REVENUES	**418,1**	**406,5**	**11,6**	**2,8%**
Net Turnover	405,7	405,7	0,0	0,0%
Subscribers	*299,5*	*282,4*	*17,1*	*6,0%*
Advertising	*7,0*	*6,3*	*0,7*	*11,5%*
Other	*99,3*	*117,0*	*-17,8*	*-15,2%*
Other operating revenues	12,4	0,8	11,5	n.a.
OPERATING EXPENSES	**348,7**	**334,2**	**14,5**	**4,3%**
Purchases	254,3	240,7	13,5	5,6%
Personnel expenses	29,2	27,4	1,8	6,4%
Other operating expenses	65,3	66,1	-0,7	-1,1%
EBITDA	**69,3**	**72,3**	**-3,0**	**-4,1%**
Depreciation and amortisation	38,4	58,5	-20,0	-34,2%
OPERATING INCOME/LOSS (EBIT)	**30,9**	**13,9**	**17,0**	**123,0%**

Chart 3: Free-to-air television activities evolution (quarter)

Free-to-air television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2007 & 2006 (First Quarter)

	January -March 2007	January -March 2006	Dif	% var
TOTAL REVENUES	**60,7**	**30,9**	**29,8**	**96,2%**
Net Turnover	60,7	30,9	29,8	96,2%
Subscribers				*n.a.*
Advertising	*58,1*	*28,9*	*29,2*	*101,0%*
Other	*2,6*	*2,0*	*0,6*	*28,8%*
Other operating revenues				n.a.
OPERATING EXPENSES	**67,4**	**56,6**	**10,8**	**19,2%**
Purchases	45,3	32,2	13,1	40,7%
Personnel expenses	8,3	9,2	-0,9	-10,0%
Other operating expenses	13,8	15,2	-1,4	-8,9%
EBITDA	**-6,7**	**-25,6**	**18,9**	**-73,8%**
Depreciation and amortisation	1,0	1,0	0,1	5,9%
OPERATING INCOME/LOSS (EBIT)	**-7,8**	**-26,6**	**18,9**	**-70,8%**

Chart 4: Consolidated financial statements (quarter)

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2007 & 2006 (First Quarter)

(Million euros)

	January - March 2007	January - March 2006	Dif	% var
TOTAL REVENUES	**478,8**	**437,5**	**41,3**	**9,4%**
Net Turnover	466,4	436,6	29,8	6,8%
Subscribers	*299,5*	*282,4*	*17,1*	*6,0%*
Advertising	*65,1*	*35,2*	*29,9*	*85,0%*
Other	*101,9*	*119,1*	*-17,2*	*-14,4%*
Other operating revenues	12,4	0,8	11,5	n.a.
OPERATING EXPENSES	**416,2**	**390,8**	**25,4**	**6,5%**
Purchases	299,6	272,9	26,6	9,8%
Personnel expenses	37,4	36,6	0,8	2,3%
Other operating expenses	79,2	81,3	-2,1	-2,6%
EBITDA	**62,6**	**46,7**	**15,9**	**34,1%**
Depreciation and amortisation	39,5	59,4	-20,0	-33,6%
OPERATING INCOME/LOSS (EBIT)	**23,1**	**-12,8**	**35,9**	**n.a.**
Other depreciation and provisions	0,0	0,0	0,0	n.a.
Gains or losses on sales of fixed assets	-0,1	0,0	-0,1	n.a.
Financial results	-17,2	-14,4	-2,8	19,7%
Share in results of companies carried by the equity method	-1,5	-1,5	0,0	0,5%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**4,5**	**-28,6**	**33,2**	**-115,8%**
Corporate income tax	-0,4	10,4	-10,8	n.a.
Income/Loss attributed to minority interests	-3,0	-1,8	-1,1	61,4%
RETAINED PROFIT/LOSS FOR THE PERIOD	**1,2**	**-20,1**	**21,3**	**-105,9%**

Chart 5: Consolidated Balance Sheets

Sogecable

CONSOLIDATED BALANCE SHEETS

(Million euros)

ASSETS	March 31st 2007	March 31st 2006
Tangible fixed assets	163,4	196,4
Intangible assets	272,7	324,4
Long-term financial investments	5,6	6,0
Investments in associated companies	8,6	15,9
Deferred tax assets	1.140,5	1.309,4
Other non-current assets	10,7	13,2
Goodwill in consolidation	88,3	88,3
FIXED AND OTHER NON-CURRENT ASSETS	**1.689,8**	**1.953,6**
Inventories	171,4	185,3
Accounts receivable	382,8	299,7
Other current assets	47,9	38,9
Cash and cash equivalents	4,4	2,7
CURRENT ASSETS	**606,5**	**526,5**
TOTAL ASSETS	**2.296,3**	**2.480,1**

SHAREHOLDERS' EQUITY AND LIABILITIES	March 31st 2007	March 31st 2006
Capital stock	276,9	273,7
Equity reserves	732,3	713,6
Cumulative results	-796,2	-598,0
Shares of the controlling company	0,0	0,0
GROUP SHAREHOLDERS EQUITY	**212,9**	**389,3**
Minority Interests	5,7	2,6
TOTAL EQUITY	**218,6**	**391,9**
Long-term payables to financial entities	800,5	881,0
Other financial liabilities	205,1	210,6
Provisions	25,8	41,7
Deferred taxes	72,0	90,8
Other non-current liabilities	11,5	23,0
NON-CURRENT LIABILITIES	**1.114,9**	**1.247,0**
Short-term payables to financial entities	198,5	145,9
Trade accounts payable	726,9	637,6
Other non-trade debts	37,4	57,7
CURRENT LIABILITIES	**962,8**	**841,2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2.296,3**	**2.480,1**

Chart 6: Consolidated Cash-Flow statements (quarter)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	First Quarter 2007	First Quarter 2006
(Million euros)		
Net income (loss)	**1,2**	**(20,1)**
Adjustments to income (loss)-		
Depreciation and amortisation	39,5	59,4
Amortisation of goodwill	0,0	0,0
Deferred charges and deferred revenues transferred to income statements	(0,6)	(0,6)
Share in results of companies carried by the equity method	1,5	1,5
Financial expenses paid	15,2	8,1
Changes in provisions and other extraordinary results	3,6	(0,9)
Income (loss) attributed to minority interests	3,0	1,8
Corporate income tax	0,4	(10,4)
Funds obtained	**63,7**	**38,8**
Changes in operating assets and liabilities (excluding financial items)	**(46,9)**	**(23,1)**
Cash provided by operations	**16,8**	**15,7**
Investments in films assets	(0,6)	(2,8)
Investments in tangible technical equipment	(3,8)	(14,1)
Subscriber acquisition cost	(12,1)	(14,4)
Financial investments	(0,1)	(111,7)
Other investments	(1,2)	(2,4)
Sales and retirements of fixed assets	1,4	2,1
Cash from (used in) investing activities	**(16,4)**	**(143,3)**
Capital increases	0,0	106,1
Increase (decrease) in reserves	10,0	0,0
Increase (decrease) in long-term debt (excluding financial debts)	(6,8)	(0,0)
Cash from (used in) financing activities (excluding bank facilities)	**3,3**	**106,0**
Increase (decrease) of long-term bank facilities	(0,7)	(0,6)
Increase (decrease) of short-term bank facilities	12,7	30,9
Changes in cash and short-term financial investments	(0,4)	(0,7)
Cash from (used in) bank facilities	**11,6**	**29,6**
Financial expenses paid in the period	**(15,2)**	**(8,1)**
Funds obtained from (used in) financing activities	**(0,4)**	**127,5**

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END